Filed Pursuant to Rule 424(B)(3)
Registration No. 333-210392

PROSPECTUS

Tribune Media Company

Offer to Exchange

$1,100,000,000 Outstanding 5.875% Senior Notes due 2022

for

$1,100,000,000 Registered 5.875% Senior Notes due 2022

Tribune Media Company is offering to exchange the $1.1 billion aggregate principal amount of its outstanding 5.875% Senior Notes due 2022 (the “Old Notes”) for a like principal amount of registered 5.875% Senior Notes due 2022 (the “New Notes”).

The terms of the New Notes are identical in all material respects to the terms of the Old Notes, except that the New Notes are registered under the Securities Act of 1933, as amended (the “Securities Act”), and will not contain restrictions on transfer or provisions relating to additional interest, will bear a different CUSIP number from the Old Notes and will not entitle their holders to registration rights.

No public market currently exists for the Old Notes or the New Notes.

The exchange offer will expire at 5:00 p.m., New York City time, on April 29, 2016 (the “Expiration Date”) unless we extend the Expiration Date. You should read the section called “The Exchange Offer” for further information on how to exchange your Old Notes for New Notes.

See “Risk Factors” beginning on page 17 for a discussion of risk factors that you should consider prior to tendering your Old Notes in the exchange offer and risk factors related to ownership of the Notes.

Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days after the Expiration Date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 1, 2016

You should rely only on the information contained in, or incorporated by reference into, this prospectus or to which we have referred you. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. You should not assume that the information contained in this prospectus is accurate as of any date other than the date of this prospectus. Also, you should not assume that there has been no change in the affairs of Tribune Media Company and its subsidiaries since the date of this prospectus. Any information incorporated by reference herein is accurate only as of the date of the document incorporated by reference.

This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. See “Where You Can Find More Information.” You may obtain this information at no cost by calling us or writing to us at the following address:

Tribune Media Company

685 Third Avenue, 30th Floor

New York, NY 10017

Attention: Investor Relations

Tel: (212) 210-2786

If you would like to request copies of these documents, please do so by April 22, 2016 (which is five business days before the scheduled expiration of the exchange offer) in order to receive them before the expiration of the exchange offer.

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SUMMARY

This summary highlights information contained elsewhere in this prospectus or the documents incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider in making your investment decision. You should read the following summary together with the entire prospectus, including the more detailed information regarding our company and the New Notes being exchanged in this offering appearing elsewhere in this prospectus or the documents incorporated by reference in this prospectus. You should also carefully consider, among other things, the matters discussed in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus or the documents incorporated by reference in this prospectus, and the consolidated financial statements and the related notes included elsewhere in this prospectus, before deciding to invest in the Notes.

In this prospectus, unless the context requires otherwise, (1) the terms “Tribune,” “Tribune Media,” the “Company,” “we,” “us” and “our” mean Tribune Media Company and its consolidated subsidiaries and (2) the term “Issuer” (and, in the section entitled “Description of Notes”, the term the “Company”) means Tribune Media Company and not any of its subsidiaries.

Company Overview

Tribune Media Company is a diversified media and entertainment business. It is comprised of 42 television stations, which we refer to as “our television stations,” that are either owned by us or owned by others, but to which we provide certain services, along with a national general entertainment cable network, a radio station, a production studio, a digital and data technology business (“Digital and Data”), a portfolio of real estate assets and investments in a variety of media, websites and other related assets. We believe our diverse portfolio of assets distinguishes us from traditional pure-play broadcasters through our ownership of high-quality original and syndicated programming, our ability to capitalize on revenue growth from our Digital and Data assets, cash distributions from our equity investments and revenues from our real estate assets.

Our business operates in the following two reportable segments:

•	Television and Entertainment: Provides audiences across the country with news, entertainment and sports programming on Tribune Broadcasting local television stations and distinctive, high quality television series and movies on WGN America, including through content produced by Tribune Studios and its production partners, as well as news, entertainment and sports information via our websites and other digital assets.

•	Digital and Data: Provides innovative technology and services that collect, create and distribute video, music, sports and entertainment data primarily through wholesale distribution channels to consumers globally.

We also hold a variety of investments in cable and digital assets, including equity investments in Television Food Network, G.P. (“TV Food Network”) and CareerBuilder, LLC (“CareerBuilder”). In addition, we report and include under Corporate and Other the management of certain of our real estate assets, including revenues from leasing office and production facilities and any gains or losses from the sales of our owned real estate, as well as certain administrative activities associated with operating our corporate office functions and managing our predominantly frozen company-sponsored defined benefit pension plans.

Competitive Strengths

We believe that we benefit from the following competitive strengths:

Geographically diversified media properties in attractive U.S. markets.

We are one of the largest independent station owner groups in the United States based on household reach, and we own or operate local television stations in each of the nation’s top five markets and seven of the top ten markets by population. We have network affiliations with all of the major over-the-air networks, including American Broadcasting Company (“ABC”), CBS Corporation (“CBS”), FOX Broadcasting Company (“FOX”), National Broadcasting Company (“NBC”) and The CW Network, LLC (“CW”). We provide must-see programming, including the National Football League and other live sports, on many of our stations and local news to over 50 million U.S. households in the aggregate, as measured by Nielsen Media Research (“Nielsen”), representing approximately 44% of all U.S. households.

In addition, we own a national general entertainment cable network, WGN America, which is distributed to more than 75 million households nationally, as estimated by Nielsen. Such estimate does not fully reflect the additional subscribers resulting from the company’s multichannel video programming distributors (“MVPDs”) deals that became effective in January 2016. WGN America provides us with a platform for launching original programming and exclusive syndication content. We believe that the combination of our broadcast stations and WGN America creates a differentiated distribution platform.

Core competency in data and related technology.

Under the Gracenote brand, our Digital and Data businesses collect, create and distribute entertainment data that enables the discovery and consumption of content regarding music, TV, movies and sports. Gracenote data powers electronic program guides (“EPGs”) and digital video recorders (“DVRs”) for leading cable systems. Subscription music services use Gracenote data to power search and for browsing of albums and music tracks. Gracenote sports data powers statistics, game scores and biographies for top sports websites. In addition to technology that powers the ingestion and distribution of data, Gracenote has a core competency in content recognition.

The demand from consumers and distributors has grown for Gracenote’s data and related technology. Data is becoming more vital to businesses as it is used to make smarter decisions about investing in content and to provide enhanced measurement tools to drive advertising efficiency and effectiveness. We believe we are well positioned to take advantage of this trend.

Strong cash flow generation.

Our core businesses have historically generated strong cash flows from operations. For the three years ended December 31, 2015, our net cash provided by operating activities totaled $764 million, which includes $514 million of cash distributions received from our equity investments. In addition to the $514 million of cash distributions accounted for within the cash flows provided by operating activities, $245 million of cash distributions from our equity investments were accounted for within the cash flows from investing activities. Our equity investments have historically provided substantial cash distributions annually. These cash flows provide us with the financial flexibility to pursue our growth strategies both through organic investments in our existing businesses and through accretive acquisition opportunities, as well as to return capital to our stockholders. We are making investments across our businesses, including in the acquisition of original content and the expansion of our Digital and Data businesses.

Opportunistically deploying capital to drive stockholder returns.

Our capital allocation policy is focused on driving returns for stockholders and investing in areas that are intended to drive growth in our profitability. On February 24, 2016, our board of directors (the “Board”) authorized a stock repurchase program, under which we may repurchase up to $400 million of our outstanding Class A common stock. Under the stock repurchase program, we may repurchase shares in open-market purchases in accordance with all applicable securities laws and regulations, including Rule 10b-18 of the Exchange Act. The extent to which we repurchase our shares and the timing of such repurchases, will depend upon a variety of factors, including market conditions, regulatory requirements and other corporate considerations, as determined by our management team. The repurchase program may be suspended or discontinued at any time. We expect to finance the purchases with available cash, cash flows from operations or debt facilities. The Company’s previously announced $400 million share repurchase program was completed during the fourth quarter of 2015. Under that program, the Company repurchased a total of 7,670,216 shares. See Item 5. “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities” in our annual report on Form 10-K for the year ended December 31, 2015 (the “2015 Form 10-K”), which is incorporated by reference in this prospectus. In addition, on February 24, 2016, our Board declared a quarterly cash dividend of $0.25 per share on our Class A common stock and Class B common stock to be paid on March 24, 2016 to holders of record of Class A common stock and Class B common stock as of March 10, 2016, which was the fourth quarterly dividend declared by the Board under the Company’s dividend program announced on March 6, 2015. During 2015, we paid a total of approximately $1.060 billion to our stockholders (including warrant holders) through dividends, including $649 million paid as a special dividend in April 2015.

Valuable investments and real estate holdings.

We currently hold a variety of investments in cable and digital assets, including equity interests in TV Food Network and Career Builder. TV Food Network, of which we have a 31% interest, operates two 24-hour television networks, Food Network and Cooking Channel, as well as their related websites. Food Network is a fully distributed network in the United States with content distributed internationally. Cooking Channel is a digital-tier network available nationally and airs popular off-Food Network programming as well as originally produced programming. CareerBuilder, of which we have a 32% interest, is a global leader in human capital solutions, helping companies target, attract and retain talent. Its website, CareerBuilder.com, is a leading job website in North America on the basis of both traffic and revenue. CareerBuilder operates websites in the United States, Europe, Canada, Asia and South America.

We also own attractive real estate in key markets, including development rights for certain of our real estate assets. We actively manage our portfolio of real estate assets to drive value through the following initiatives:

•	Opportunistically dispose of properties, including select properties as part of an accelerated monetization program;

•	Maximize utility of our existing real estate footprint;

•	Generate revenues on excess space by leasing to third parties; and

•	Develop vacant properties or properties with redevelopment options.

Experienced management team with demonstrated industry experience.

Our senior management team has broad and diverse experience across their respective disciplines, with proven track records of success in the industry. Peter Liguori, our President and Chief Executive Officer, is an experienced media industry leader with a background in developing successful programming. Our organization consists of talented executives with expertise across finance, strategy, operations, regulatory matters and human resources. Our management team has a unified vision for the Company, which includes capitalizing on our current strengths and strategically investing in new initiatives and businesses to generate increased value for our stockholders.

Strategies

Our mission is to create, produce and distribute outstanding entertainment, news and sports content and digital data that inform, entertain, engage, and inspire millions of people every day. To achieve this mission, we are pursuing the following strategies:

Utilize the scale and quality of our operating businesses to increase value to our partners: advertisers, MVPDs, network affiliates and consumers.

Our television station group reaches over 50 million households nationally, as measured by Nielsen, representing approximately 44% of all U.S. households. WGN America, our national general entertainment cable network, reaches approximately 65% of U.S. households and the digital networks we operate, Antenna TV and THIS TV, collectively reach approximately 92% of U.S. households. We also operate approximately 50 websites primarily associated with our television stations, which, in 2015, reached an average of 50 million unique visitors monthly. Our data businesses feature information and content for approximately 8 million TV shows and movies and 229 million song tracks.

Through our extensive distribution network, we can deliver content through a multitude of channels. This ability to reach consumers across a broad geographical footprint is valuable for advertisers, MVPDs and affiliates alike as we connect consumers with their messaging and quality content.

To ensure our media and brands reach an increasing number of audiences enabling advertisers to reach such audiences in the most effective way across screens, we are dedicated toward building and managing strong editorial, digital marketing and technology capabilities that help us source, optimize, distribute and monetize our content online.

In November 2015, WGN America completed the transformation from a superstation to a highly distributed general entertainment cable network. As a result of such transformation, WGN America is now available through a dual feed, meaning that the network’s shows are available for linear viewing in their intended times slots on both the East and West coasts. Our strategy is to build a network that combines high quality, original programming as well as exclusive, highly-rated syndicated programming and feature films.

Be the most valued source of local news and information in the markets in which we operate.

Local news is a cornerstone of our local television stations. We believe local news enjoys a competitive advantage relative to national news outlets due to its ability to generate immediate reporting, which is especially valuable when a breaking news story develops in a local market. We are also able to utilize our breadth of coverage to distribute local content on a national scale by sharing news stories on-air and digitally across Tribune-covered markets. Annually, we produce approximately 79,000 hours of news in our 33 U.S. markets. We also operate approximately 50 websites and approximately 125 mobile applications.

Continue to shift to a content ownership model that results in the retention of a greater share of advertising revenue and participation in the longer tail of programming monetization.

As competition for media advertising spend continues to increase, we are focused on developing our Tribune Studios business to drive future growth by creating original content to be distributed across our WGN America and television station platforms, as well as on streaming platforms such as Hulu, Amazon and Netflix. We believe that retaining the rights associated with our content will provide us with a competitive advantage relative to broadcasters that rely primarily on licensed programming acquired from third-party syndicators. A shift away from licensing content from third parties to content ownership will provide us with new outlets, such as over-the-top (“OTT”), subscription video on demand (“SVOD”) and international rights through which to monetize programming. Owned programming that airs across our station group further allows us to retain a greater share of overall advertising revenue generated from such content.

Further develop a leading global data and technology business.

Having started decades ago with core assets in video, we have expanded into more markets and additional data sets – music and sports – by acquiring eight companies since January 2014 to create a global data business that capitalizes on our core competency in data and technology by driving increased scale in our business and providing deeper and richer global content solutions. We believe scaling data operations provides a key competitive advantage and cost efficiencies. Scale provides unique cross-platform and global solutions for next generation entertainment platforms. For example, consumer electronics companies turn to Gracenote as one of the few companies able to power music and video services on every continent.

Disciplined management of operating costs and capital investment.

Our management team is focused on maintaining a disciplined cost management program, while ensuring that the Company is investing in the areas that are expected to continue to drive profitability growth.

Exploration of strategic and financial alternatives to enhance shareholder value.

On February 29, 2016, we announced that the Board and the Company have retained financial advisors and initiated a process to explore a full range of strategic and financial alternatives to enhance shareholder value. The strategic and financial alternatives under consideration include, but are not limited to, the sale or separation of select lines of business or assets, strategic partnerships, programming alliances and return of capital initiatives.

Monetization of our real estate assets.

We intend to accelerate the monetization of our real estate assets while continuing the value maximization process. We do this by continuously assessing the market conditions and executing on what we believe are the best strategies for each of the properties, including divestitures or forming strategic partnerships with local developers. We have already begun marketing processes and/or sales processes for 14 properties, including such marquee properties as Tribune Tower in Chicago, IL, the north block of our Los Angeles Times Square property in downtown Los Angeles, CA and the Olympic Printing Plant facility in the Arts District of downtown Los Angeles, CA. We expect to broaden this sales activity to other properties depending on market conditions.

Corporate Information

We are incorporated in Delaware and our corporate offices are located at 435 North Michigan Avenue, Chicago, Illinois 60611. Our website address is www.tribunemedia.com, and our corporate telephone number is (212) 210-2786. Copies of our key corporate governance documents, code of ethics, and charters of our audit, compensation, and nominating and corporate governance committees are also available on our website www.tribunemedia.com under the heading “Investor Relations.” None of the information contained on, or that may be accessed through, our websites or any other website identified in this prospectus or the documents incorporated by reference in this prospectus, is part of, or incorporated into, this prospectus. All website addresses in this offering memorandum are intended to be inactive textual references only.

Tribune Media Company is a holding company that does business through its direct and indirect operating subsidiaries. The following chart illustrates our organizational structure as of the date hereof:

(1)	This entity and its direct and indirect subsidiaries hold our broadcasting businesses, (with the exception of the broadcasting business that we acquired through our acquisition of Local TV) including WGN America, and our equity method investment in TV Food Network.
(2)	This entity and its direct and indirect subsidiaries hold our broadcasting businesses that we acquired through our acquisition of Local TV.
(3)	This entity and its direct and indirect subsidiaries hold our Digital and Data Video businesses.
(4)	This entity and its direct and indirect subsidiaries hold our Gracenote Music business.
(5)	This entity and its direct and indirect subsidiaries hold certain of our other equity method investments, including our investment in CareerBuilder.
(6)	This entity and its direct and indirect subsidiaries hold the majority of our real estate assets.
(7)	Other direct and indirect subsidiaries that hold our North American and European sports data and technology businesses and various broadcasting and other Company assets, including our cost method investments and international businesses.

Each of our direct and indirect domestic subsidiaries that is a borrower under or that guarantees our obligations under our senior secured credit facility entered into by us and certain of our operating subsidiaries as guarantors, with a syndicate of lenders led by JPMorgan Chase Bank, N.A., as administrative agent, in connection with the acquisition of Local TV on December 27, 2013 (the “Secured Credit Facility”) is a guarantor of the Notes.

Market and Industry Data

Information in this prospectus and the documents incorporated by reference in this prospectus about the media industry, including our general expectations concerning the industry and our position and share of the various media and entertainment markets in which we operate, are based on estimates prepared using data from various sources and on assumptions made by us. We believe data regarding the media industry and our position and share within the media markets in which we operate are inherently imprecise, but generally indicate our size and position and market share within the industry. Although we believe that the information provided by third parties is generally accurate, we have not independently verified any of that information. While we are not aware of any misstatements regarding any industry data presented in this prospectus and the documents incorporated by reference in this prospectus, our estimates, in particular as they relate to our general expectations concerning the media industry, involve risks and uncertainties and are subject to change based on various factors, including those discussed under the caption “Risk Factors” included elsewhere in this prospectus.

Trademarks and Service Marks

Tribune Broadcasting, WGN, WPIX, KTLA, Gracenote, Zap2it, and other trademarks or service marks of Tribune Media Company and its subsidiaries appearing in this prospectus and the documents incorporated by reference in this prospectus are the property of Tribune Media Company or one of its subsidiaries. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this prospectus and the documents incorporated by reference in this prospectus are listed without the ™, ® and © symbols, but such references do not constitute a waiver of any rights that might be associated with the respective trademarks, service marks, trade names and copyrights included or referred to in this prospectus. Trade names, trademarks and service marks of other companies appearing in this prospectus or the documents incorporated by reference in this prospectus are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply relationships with, or endorsements of us by, these other companies.

Summary of the Terms of the Exchange Offer

The Notes	On June 24, 2015 (the “Issuance Date”), the Issuer issued and privately placed $1,100,000,000 aggregate principal amount of 5.875% Senior Notes due 2022 pursuant to exemptions from the registration requirements of the Securities Act. The Initial Purchasers for the Old Notes were Deutsche Bank Securities Inc. and Citigroup Global Markets Inc. (the “Initial Purchasers”). When we use the term “Old Notes” in this prospectus, we mean the 5.875% Senior Notes due 2022 that were privately placed with the Initial Purchasers on June 24, 2015, and were not registered with the SEC.

When we use the term “New Notes” in this prospectus, we mean the 5.875% Senior Notes due 2022 registered with the SEC and offered hereby in exchange for the Old Notes. When we use the term “Notes” in this prospectus, the related discussion applies to both the Old Notes and the New Notes.

The terms of the New Notes are identical in all material respects to the terms of the Old Notes, except that the New Notes are registered under the Securities Act and will not be subject to restrictions on transfer or contain provisions relating to additional interest, will bear a different CUSIP and ISIN number than the Old Notes, will not entitle their holders to registration rights and will be subject to terms relating to book-entry procedures and administrative terms relating to transfers that differ from those of the Old Notes.

The CUSIP numbers for the Old Notes are 896047 AG2 (Rule 144A) and U8958Q AA2 (Regulation S). The CUSIP number for the New Notes is 896047 AH0.

The Exchange Offer	You may exchange Old Notes for a like principal amount of New Notes. The consummation of the exchange offer is not conditioned upon any minimum or maximum aggregate principal amount of Old Notes being tendered for exchange.

Resale of New Notes	We believe the New Notes that will be issued in the exchange offer may be resold by most investors without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to certain conditions. You should read the discussions under the headings “The Exchange Offer” and “Plan of Distribution” for further information regarding the exchange offer and resale of the New Notes.

Exchange and Registration Rights Agreement

We have undertaken the exchange offer pursuant to the terms of the Exchange and Registration Rights Agreement we entered into with the Initial Purchasers, dated as of June 24, 2015 (the “Exchange and Registration Rights Agreement”). Pursuant to the Exchange and Registration Rights Agreement, we agreed to consummate an exchange offer for the Old Notes pursuant to an effective registration statement or to cause resales of the Old Notes to be registered. We have filed this registration statement to meet our obligations under the Exchange and Registration Rights Agreement. If we fail to satisfy certain obligations under the Exchange and Registration Rights Agreement, we will pay special interest to holders of the Old Notes under specified circumstances. See “Exchange Offer; Registration Rights.”

Consequences of Failure to Exchange the Old Notes	You will continue to hold Old Notes that remain subject to their existing transfer restrictions if:

•	you do not tender your Old Notes; or

•	you tender your Old Notes and they are not accepted for exchange.

We will have no obligation to register the Old Notes after we consummate the exchange offer. See “The Exchange Offer—Terms of the Exchange Offer; Period for Tendering Old Notes.”

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on April 29, 2016 (the “Expiration Date”), unless we extend it, in which case Expiration Date means the latest date and time to which the exchange offer is extended.

Interest on the New Notes	The New Notes will accrue interest from the most recent date to which interest has been paid or provided for on the Old Notes or, if no interest has been paid on the Old Notes, from the date of original issue of the Old Notes.

Conditions to the Exchange Offer	The exchange offer is subject to several customary conditions. We will not be required to accept for exchange, or to issue New Notes in exchange for, any Old Notes, and we may terminate or amend the exchange offer, if we determine in our reasonable judgment at any time before the Expiration Date that the exchange offer would violate applicable law or any applicable interpretation of the staff of the SEC. The foregoing conditions are for our sole benefit and may be waived by us at any time. In addition, we will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for any such Old Notes, if at any time any stop order is threatened or in effect with respect to:

•	the registration statement of which this prospectus constitutes a part; or

•	the qualification of the Indenture under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

See “The Exchange Offer—Conditions to the Exchange Offer.” We reserve the right to terminate or amend the exchange offer at any time prior to the Expiration Date upon the occurrence of any of the foregoing events. If we make a material change to the terms of the exchange offer, we will, to the extent required by law, disseminate additional offer materials and will extend the exchange offer.

Procedures for Tendering Old Notes	If you wish to accept the exchange offer, you must tender your Old Notes and do the following on or prior to the Expiration Date, unless you follow the procedures described under “The Exchange Offer—Guaranteed Delivery Procedures.”

•	if Old Notes are tendered in accordance with the book-entry procedures described under “The Exchange Offer—Book-Entry Transfer,” transmit an Agent’s Message to the Exchange Agent through the Automated Tender Offer Program (“ATOP”) of The Depository Trust Company (“DTC”), or

•	transmit a properly completed and duly executed letter of transmittal, or a facsimile copy thereof, to the Exchange Agent, including all other documents required by the letter of transmittal.

See “The Exchange Offer—Procedures for Tendering Old Notes.”

Guaranteed Delivery Procedures	If you wish to tender your Old Notes, but cannot properly do so prior to the Expiration Date, you may tender your Old Notes according to the guaranteed delivery procedures set forth under “The Exchange Offer—Guaranteed Delivery Procedures.”

Withdrawal Rights	Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. To withdraw a tender of Old Notes, a notice of withdrawal must be actually received by the Exchange Agent at its address set forth in “The Exchange Offer—Exchange Agent” prior to 5:00 p.m., New York City time, on the Expiration Date. See “The Exchange Offer—Withdrawal Rights.”

Acceptance of Old Notes and Delivery of New Notes	Except in some circumstances, any and all Old Notes that are validly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the Expiration Date will be accepted for exchange. The New Notes issued pursuant to the exchange offer will be delivered promptly after such acceptance. See “The Exchange Offer—Acceptance of Old Notes for Exchange; Delivery of New Notes.”

Certain U.S. Federal Tax Considerations	We believe that the exchange of the Old Notes for the New Notes will not constitute a taxable exchange for U.S. federal income tax purposes. See “Material United States Federal Income Tax Considerations.”

Exchange Agent	The Bank of New York Mellon Trust Company, N.A. is serving as the Exchange Agent (the “Exchange Agent”).

Summary of the Terms of the Notes

The terms of the New Notes offered in the exchange offer are identical in all material respects to the Old Notes, except that the New Notes:

•	are registered under the Securities Act and therefore will not be subject to restrictions on transfer;

•	will not be subject to provisions relating to additional interest;

•	will bear a different CUSIP number;

•	will not entitle their holders to registration rights; and

•	will be subject to terms relating to book-entry procedures and administrative terms relating to transfers that differ from those of the Old Notes.

Issuer	Tribune Media Company

Offering Price	100%.

Maturity Date	July 15, 2022.

Interest Rate	Interest on the Notes accrues at a rate of 5.875% per annum.

Interest Payment Dates	Interest on the Notes is payable on January 15 and July 15 of each year.

Guarantees	The Notes are guaranteed on a senior unsecured basis by all of our existing and future domestic restricted subsidiaries that guarantee our Secured Credit Facility. Under certain circumstances, guarantors may be released from their guarantees without the consent of the holders of the Notes. See “Description of Notes—Guarantees.”

Ranking	The Notes and the guarantees are our and the guarantors’ senior unsecured obligations and:

•	rank senior in right of payment to all of our and the guarantors’ future subordinated indebtedness;

•	rank equally in right of payment with all of our and the guarantors’ existing and future senior indebtedness (including the Secured Credit Facility);

•	are effectively subordinated to any of our and the guarantors’ existing and future secured debt (including the Secured Credit Facility) to the extent of the value of the assets securing such debt; and

•	are structurally subordinated to all of the existing and future liabilities (including trade payables) of each of our subsidiaries that do not guarantee the Notes.

Optional Redemption	The Notes will be redeemable at our option, in whole or in part, at any time on or after July 15, 2018, at the redemption prices set forth in this prospectus, together with accrued and unpaid interest, if any, to (but excluding) the date of redemption.

At any time prior to July 15, 2018, we may redeem up to 40% of the original aggregate principal amount of the Notes with the proceeds of certain equity offerings at a redemption price of 105.875% of the principal amount of the Notes, together with accrued and unpaid interest, if any, to (but excluding) the date of redemption; provided that at least 50% of the original aggregate principal amount of the Notes (including any additional notes of such series) remains outstanding after each such redemption and the redemption occurs within 120 days of the closing date of such equity offering.

At any time prior to July 15, 2018, we may also redeem some or all of the Notes at a price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to (but excluding) the date of redemption, plus a “make-whole premium.”

See “Description of Notes—Optional redemption.”

Change of Control Offer	Upon the occurrence of a change of control triggering event (as defined under “Description of Notes”), you will have the right, as holders of the Notes, to cause us to repurchase some or all of your Notes at 101% of their face amount, plus accrued and unpaid interest, if any, to (but excluding) the repurchase date. See “Description of Notes—Change of control triggering event.” We may not be able to pay you the required price for Notes you present to us at the time of a change of control, because:

•	we may not have enough funds at that time; or

•	the terms of the Secured Credit Facility may prevent us from making such payment.

See “Description of Notes—Change of control triggering event.”

Asset Disposition Offer	If we or our restricted subsidiaries sell assets, under certain circumstances, we will be required to use the net cash proceeds to make an offer to purchase Notes at an offer price in cash in an amount equal to 100% of the principal amount of the Notes plus accrued and unpaid interest, if any, to (but excluding) the repurchase date. In the event that we sell or otherwise dispose of our real estate assets, equity investments in CareerBuilder and, subject to compliance with certain leverage ratios, our equity investments in TV Food Network, we will not be required to use the net cash proceeds from such sales or dispositions to offer to repurchase the Notes or invest in replacement assets, and those cash proceeds will be available to make restricted payments, including dividends to our stockholders. See “Description of Notes—Certain covenants—Asset sales.”

Certain Covenants	The Indenture contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness, guarantee indebtedness or issue disqualified stock or preferred stock;

•	pay dividends on or make other distributions in respect of, or repurchase or redeem, our capital stock;

•	prepay, redeem or repurchase subordinated indebtedness;

•	make loans and investments;

•	sell or otherwise dispose of assets;

•	incur liens securing indebtedness;

•	enter into transactions with affiliates;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends to us or the guarantors or make other intercompany transfers;

•	consolidate, merge or sell all or substantially all of our assets; and

•	designate our subsidiaries as unrestricted subsidiaries.

These covenants are subject to a number of important exceptions and qualifications. For me details, see “Description of Notes—Certain covenants.”

If the Notes are assigned an investment grade rating by Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Group Inc. and no default has occurred and is continuing, certain covenants will be suspended with respect to the Notes. If either rating on the Notes should subsequently decline to below investment grade, the suspended covenants will be reinstated. See “Description of Notes—Certain covenants.”

Governing Law	The indenture and the Notes are governed by the laws of the State of New York.

Trustee and Paying Agent	The Bank of New York Mellon Trust Company, N.A.

Summary Historical Consolidated Financial Data

The following table sets forth certain summary historical financial data as of the dates and for the periods indicated. The summary historical financial data as of December 31, 2015 and December 28, 2014 and for each of the three years in the period ended December 31, 2015 and for December 31, 2012 have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The summary historical financial data as of December 29, 2013 and December 31, 2012 have been derived from our consolidated financial statements and related notes not included or incorporated by reference in this prospectus. The summary historical financial data are qualified in their entirety by, and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus. For a discussion of the distinction between Predecessor and Successor, see Note 3 to our audited consolidated financial statements included elsewhere in this prospectus.

On August 4, 2014, we completed a separation transaction (the “Publishing Spin-off”), resulting in the spinoff of the assets and certain liabilities of the businesses primarily related to our principal publishing operations, other than owned real estate and certain other assets (the “Publishing Business”), through a tax-free, pro rata dividend to our stockholders and warrantholders of 98.5% of the shares of common stock of Tribune Publishing Company (“Tribune Publishing”), and we retained 1.5% of the outstanding common stock of Tribune Publishing. The Publishing Business consisted of newspaper publishing and local news and information gathering functions that operated daily newspapers and related websites, as well as a number of ancillary businesses that leveraged certain of the assets of those businesses. The results of operations for the Publishing Business included in the Publishing Spin-off are presented within discontinued operations in our consolidated statements of operations for all periods presented.

	Successor			Predecessor
	As of and for the years ended			As of and for
	Dec. 31, 2015	Dec. 28, 2014	Dec. 29, 2013	Dec. 31, 2012 (1)
(in thousands)
Statement of Operations Data:
Operating Revenues
Television and Entertainment	$1,749,635	$1,725,641	$1,021,586	$—
Digital and Data	211,527	168,926	72,055	—
Corporate and Other	49,298	54,792	53,599	—

Total operating revenues	$2,010,460	$1,949,359	$1,147,240	$—

Operating (Loss) Profit
Television and Entertainment	$(174,955)	$337,431	$196,899	$—
Digital and Data	8,409	2,899	15,538	—
Corporate and Other	(96,143)	(39,148)	(13,397)	—

Operating (Loss) Profit(2)	$(262,689)	$301,182	$199,040	$—

(Loss) Income from Continuing Operations(2)	$(319,918)	$463,111	$162,942	$7,214,125

Balance Sheet Data:
Total Assets	$9,758,535	$11,396,455	$11,476,009	$8,673,280
Total Non-Current Liabilities	$5,379,396	$5,516,844	$5,751,611	$3,308,899

(1)	Operating results for December 31, 2012 include only (i) reorganization adjustments which resulted in a net gain of $4.739 billion before taxes ($4.543 billion after taxes), including a $5 million gain ($9 million loss after taxes) recorded in income from discontinued operations, net of taxes and (ii) fresh-start reporting adjustments which resulted in a net loss of $3.372 billion before taxes ($2.567 billion after taxes, including a loss of $178 million ($95 million after taxes) reflected in income from discontinued operations, net of taxes). See Notes 1, 2 and 4 to our audited consolidated financial statements included elsewhere in this prospectus, for further information.
(2)	Consolidated operating loss and loss from continuing operations for the year ended December 31, 2015 include an impairment charge of $385 million related to goodwill and other intangible assets. See Note 8 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.

Ratio of Earnings to Fixed Charges

The following table sets forth the unaudited consolidated ratio of earnings to fixed charges for the periods shown:

	Successor			Predecessor
	Years ended				Years ended
	Dec. 31, 2015	Dec. 28, 2014	Dec. 29, 2013	Dec. 31, 2012	Dec. 30, 2012	Dec. 25, 2011
Ratio of earnings to fixed charges (a)	(b)	4.7	4.5	N/A	16.7	17.7

(a)	We compute the ratio of earnings to fixed charges by dividing (i) earnings, which consist of income from continuing operations before income taxes plus fixed charges and amortization of capitalized interest, less interest capitalized during the period and adjusted for undistributed earnings in equity investments, by (ii) fixed charges, which consist of interest expense, amortization of debt issuance costs and original issue discount, capitalized interest and the portion of rental expense under operating leases estimated to be representative of the interest factor. Interest expense does not include interest related to uncertain tax positions and other non-third party indebtedness.

Ratios of earnings to combined fixed charges and preferred stock dividends requirements are not presented because there was no outstanding preferred stock in any of the periods indicated.

(b)	The ratio of earnings to fixed charges was less than 1:1 for the year ended December 31, 2015 as earnings were inadequate to cover fixed charges by $275 million.

RISK FACTORS

Investing in the Notes involves a high degree of risk. Before you make your investment decision, you should carefully consider the risks described below and the other information contained in this prospectus and the documents incorporated by reference in this prospectus, including the risks and uncertainties discussed in “Item 1A. Risk Factors” in the 2015 Form 10-K which is incorporated by reference into this prospectus. If any of these risks actually occur, our business, financial condition, results of operations or cash flows could be materially adversely affected.

Risks Related to the Notes and the Exchange Offer

We may not have access to the cash flow and other assets of our subsidiaries that may be needed to make payments on the Notes.

Tribune Media Company is a holding company and we conduct substantially all of our operations through our subsidiaries, some of which do not guarantee the Notes and our Secured Credit Facility. Accordingly, repayment of our indebtedness, including the Notes, is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Unless they are guarantors of the Notes or our other indebtedness, our subsidiaries do not have any obligation to pay amounts due on the Notes or our other indebtedness or to make funds available for that purpose. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the Notes. Each subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. While the Notes and the Secured Credit Facility limit the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to qualifications and exceptions. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the Notes.

Because each guarantor’s liability under its guarantee of the Notes may be reduced to zero, avoided or released under certain circumstances, you may not receive any payments from some or all of the guarantors.

Each of our domestic wholly-owned subsidiaries that is a guarantor under the Secured Credit Facility is a guarantor of the Notes. However, the guarantees is limited to the maximum amount that the guarantors are permitted to guarantee under applicable law. As a result, a guarantor’s liability under a guarantee could be reduced to zero depending on the amount of other obligations of such entity. Further, under certain circumstances, a court under applicable fraudulent conveyance and transfer statutes or other applicable laws could void the obligations under a guarantee or subordinate the guarantee to other obligations of the guarantor. In addition, you will lose the benefit of a particular guarantee if it is released under the circumstances described under “Description of Notes—Guarantees.”

As a result, an entity’s liability under its guarantee could be materially reduced or eliminated depending upon the amounts of its obligations and upon applicable laws. In particular, in certain jurisdictions, a guarantee issued by a company that is not in the company’s corporate interests or where the burden of that guarantee exceeds the benefit to the company may not be valid and enforceable. It is possible that a creditor of an entity or the insolvency administrator in the case of an insolvency of an entity may contest the validity and enforceability of the guarantee and the applicable court may determine that the guarantee should be limited or voided. If any guarantees are deemed invalid or unenforceable, in whole or in part, or to the extent that agreed limitations on the guarantee apply, the Notes would be effectively subordinated to all liabilities of the applicable guarantor, including trade payables of such guarantor.

If we or our subsidiaries default on our and their obligations to pay our and their indebtedness, we may not be able to make payments on the Notes.

Any default under the agreements governing our or our subsidiaries’ indebtedness, including a default under the Secured Credit Facility that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness could make us unable to pay principal, premium, if any, and interest on the Notes when due and substantially decrease the market value of the Notes. If we or our subsidiaries are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we or they otherwise fail to comply with the various covenants in the instruments governing our or their indebtedness (including covenants in the Secured Credit Facility and the indenture governing the Notes), we or they could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under the Secured Credit Facility could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets, which could further result in a cross-default or cross-acceleration of our debt issued under other instruments, and we could be forced into bankruptcy or liquidation. If amounts outstanding under the Secured Credit Facility, the Notes or our other indebtedness is accelerated, all our non-guarantor subsidiaries’ debt and liabilities would be payable from our subsidiaries’ assets, prior to any distributions of our subsidiaries’ assets to pay interest and principal on the Notes, and we might not be able to repay or make any payments on the Notes.

The Notes are unsecured and subordinated to the rights of our and the guarantors’ existing and future secured creditors.

As of December 31, 2015, we had approximately $3.479 billion of secured indebtedness. Indebtedness under the Secured Credit Facility is secured by liens on substantially all of our assets. The indenture governing the Notes permits us to incur a significant amount of secured indebtedness, including indebtedness under the Secured Credit Facility. The Notes are unsecured and therefore do not have the benefit of such collateral. Accordingly, the Notes are effectively subordinated to all such secured indebtedness to the extent of the assets securing such indebtedness. If an event of default occurs under the Secured Credit Facility, the applicable secured lenders will have a prior right to our assets, to the exclusion of the holders of the Notes, even if we are in default under the Notes. In that event, our assets would first be used to repay in full all indebtedness and other obligations secured by them (including all amounts outstanding under the Secured Credit Facility), resulting in all or a portion of our assets being unavailable to satisfy the claims of the holders of the Notes and other unsecured indebtedness. Therefore, in the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization, or other bankruptcy proceeding, holders of Notes will participate in our remaining assets ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as such Notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor. Further, if the lenders foreclose and sell the pledged interests in any subsidiary guarantor under the Notes, then that guarantor will be released from its guarantee of the Notes automatically and immediately upon the sale. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the Notes. As a result, holders of Notes may receive less, ratably, than holders of secured indebtedness.

The Notes are effectively subordinated to the debt of our non-guarantor subsidiaries.

The Notes are guaranteed by our domestic wholly-owned subsidiaries that guarantee our debt under the Secured Credit Facility. Payments on the Notes are only required to be made by us and the subsidiary guarantors. Accordingly, claims of holders of the Notes will be structurally subordinated to the claims of creditors of our non-guarantor subsidiaries, including trade creditors. All obligations of our non-guarantor subsidiaries, including trade payables, will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon liquidation or otherwise, to us or a guarantor of the Notes. The non-guarantor subsidiaries are permitted to incur additional debt in the future under the indenture governing the Notes.

As of December 31, 2015, our subsidiaries that are not guarantors of the Notes had current and long-term liabilities of approximately $328 million or less than 6% of our consolidated total liabilities. As of December 31, 2015, our non-guarantor subsidiaries accounted for approximately 7% of our consolidated total assets and for the year ended December 31, 2015 accounted for approximately 3% of our consolidated total revenues.

Our non-guarantor subsidiaries are separate and distinct legal entities and have no obligations, contingent or otherwise, to pay amounts due pursuant to the Notes, or to make any funds available therefor, whether by dividends, loans, distributions or other payments. Any right that we or the guarantors have to receive any assets of any of the non-guarantor subsidiaries upon the liquidation or reorganization of those subsidiaries, and the consequent rights of holders of Notes to realize proceeds from the sale of any of those subsidiaries’ assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors and holders of debt of that subsidiary.

If the lenders under the Secured Credit Facility release the guarantors under the credit agreements, those guarantors will be released from their guarantees of the Notes.

The lenders under the Secured Credit Facility have the discretion to release the guarantees under the credit facility. If a guarantor is no longer a guarantor of obligations under the Secured Credit Facility or any other credit facility that may be then outstanding, then the guarantee of the Notes by such guarantor will be released automatically without action by, or consent of, any holder of the Notes or the trustee under the indenture governing the Notes. See “Description of Notes—Guarantees.” You will not have a claim as a creditor against any subsidiary that is no longer a guarantor of the Notes, and the indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will effectively be senior to claims of noteholders.

We may be unable to raise funds necessary to finance the change of control repurchase offers required by the indenture governing the Notes.

If we experience a specified Change of Control Triggering Event (as defined under “Description of Notes-Change of control triggering event”), we would be required to make an offer to purchase all of the outstanding Notes (unless otherwise redeemed) at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to (but excluding) the date of purchase unless we have exercised our rights to redeem the Notes. The occurrence of specified events that would constitute a change of control will constitute a default under the Secured Credit Facility. In addition, the Secured Credit Facility may limit or prohibit the purchase of the Notes by us in the event of a Change of Control Triggering Event, unless and until such time as the indebtedness under the Secured Credit Facility is repaid in full. As a result, following a Change of Control Triggering Event, we may not be able to repurchase Notes unless we first repay all indebtedness outstanding under the Secured Credit Facility and any of our other indebtedness that contains similar provisions, or obtain a waiver from the holders of such indebtedness to permit us to repurchase the Notes. We may be unable to repay all of that indebtedness or obtain a waiver of that type. Any requirement to offer to repurchase outstanding Notes may therefore require us to refinance our other outstanding debt, which we may not be able to do on commercially reasonable terms, if at all. In addition, our failure to purchase the Notes after a change of control in accordance with the terms of the indenture would constitute an event of default under the indenture, which in turn would result in a default under the Secured Credit Facility.

Our inability to repay the indebtedness under the Secured Credit Facility would also constitute an event of default under the indenture for the Notes, which could have materially adverse consequences to us and to the holders of the Notes. Our future indebtedness may also require such indebtedness to be repurchased upon a change of control.

Certain corporate events may not trigger a change of control triggering event, in which case we will not be required to offer to repurchase the Notes.

The indenture governing the Notes permits us to engage in certain important corporate events, such as acquisitions, divestitures, spin-offs, split-offs, strategic partnerships, joint ventures, investments or changes in business strategy by us or leveraged recapitalizations, that could increase our indebtedness but would not constitute a “Change of Control” (as defined in “Description of Notes—Change of control triggering event”). If we effected a non-change of control transaction that resulted in an increase in indebtedness, our ability to make payments on the Notes would be adversely affected. However, we would not be required to redeem the Notes, and you might be required to continue to hold your Notes, despite our decreased ability to meet our obligations under the Notes.

The definition of Change of Control includes a disposition of “all or substantially all of our assets.” Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “substantially all” of our assets. As a result, it may be unclear as to whether a Change of Control has occurred and whether we are required to make an offer to repurchase the Notes.

Federal and state fraudulent transfer laws may permit a court to void the Notes or the guarantees, and if that occurs, you may not receive any payments on the Notes.

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the Notes and the incurrence of the guarantees of the Notes. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the Notes or the guarantees thereof could be voided as a fraudulent transfer or conveyance if we or any of the guarantors, as applicable, (a) issued the Notes or incurred the guarantee with the intent of hindering, delaying or defrauding creditors or (b) received less than reasonably equivalent value or fair consideration in return for either issuing the Notes or incurring the guarantee and, in the case of (b) only, one of the following is also true at the time thereof:

•	we or such guarantor was insolvent or rendered insolvent by reason of the issuance of the Notes or the incurrence of the guarantee;

•	the issuance of the Notes or the incurrence of the guarantee left us or such guarantor with an unreasonably small amount of capital or assets to carry on our or its business; or

•	we or such guarantor intended to, or believed that we or it would, incur debts beyond our or its ability to pay as they mature.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or a valid antecedent debt is satisfied. A court would likely find that we or a guarantor of the Notes did not receive reasonably equivalent value or fair consideration for the Notes or its guarantee, as applicable, to the extent we or such guarantor did not obtain a reasonably equivalent benefit from the issuance of the Notes or the incurrence of its guarantee, as applicable. To the extent that the Secured Credit Facility or the guarantees thereof were not valid for the full amount thereof (including as a result of fraudulent conveyance laws), a court would likely find that we and the guarantors that are also guarantors under the Secured Credit Facility did not receive reasonably equivalent value or fair consideration for issuing the Notes or incurring the guarantees, as applicable.

We cannot be certain as to the standards a court would use to determine whether or not we or any guarantor was insolvent at the relevant time or, regardless of the standard that a court uses, whether the Notes or the guarantees would be subordinated to our or any of the guarantors’ other debt. In general, however, a court would deem an entity insolvent if:

•	the sum of its debts, including contingent and unliquidated liabilities, was greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they became due.

If a court were to find that the issuance of the Notes or the incurrence of a guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the Notes or that guarantee, could subordinate the Notes or that guarantee to presently existing and future indebtedness of us or the applicable guarantor or could require the holders of the Notes to repay any amounts received with respect to the Notes or that guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the Notes.

The indenture contains a “savings clause” intended to limit each guarantor’s liability under its guarantee to the maximum amount that it could incur without causing the guarantee to be a fraudulent transfer under applicable law. There can be no assurance that this provision will be upheld as intended.

A downgrade, suspension or withdrawal of the rating assigned by a rating agency to us or the Notes, if any, could cause the liquidity or market value of the Notes to decline.

The Notes have been rated by nationally recognized rating agencies and may in the future be rated by additional rating agencies. We cannot assure you that any rating assigned to us or the Notes will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, circumstances relating to the basis of the rating, such as adverse changes in our business, so warrant. Any downgrade, suspension or withdrawal of a rating by a rating agency (or any anticipated downgrade, suspension or withdrawal) could reduce the liquidity or market value of the Notes.

Any future lowering of our ratings may make it more difficult or more expensive for us to obtain additional debt financing. If any credit rating initially assigned to the Notes is subsequently lowered or withdrawn for any reason, you may lose some or all of the value of your investment.

Many covenants contained in the indenture governing the Notes will be suspended if the Notes achieve certain investment grade ratings, and you will lose the protection afforded by such covenants.

If the Notes receive certain investment grade ratings and no default or event of default has occurred and is continuing under the indenture governing the Notes, certain covenants will cease to apply, including covenants that limit our ability to incur additional indebtedness, make restricted payments and sell certain assets. Although there can be no assurance that the Notes will ever be rated investment grade, or if they are rated investment grade, that the Notes will maintain these ratings, any suspension of the covenants under the indenture would allow us to engage in certain transactions that would not be permitted while these covenants were in effect. To the extent any suspended covenants are subsequently reinstated, any actions taken by use while they were suspended would not result in an event of default under the indenture governing the Notes on the basis that such actions would have been prohibited by the covenants. See “Description of Notes—Covenant suspension.”

We have in the past, and expect to in the future, pay cash dividends on our common stock and warrants.

On April 9, 2015, we paid a special cash dividend of $6.73 per share to holders of record of our common stock and warrants at the close of business on March 25, 2015. In addition, on February 24, 2016, the Board declared a quarterly cash dividend of $0.25 per share on our common stock and warrants to be paid on March 24, 2016 to holders of record of our common stock and warrants at the close of business on March 10, 2016. This was the fourth quarterly dividend declared by the Board under the Company’s dividend program announced on March 6, 2015. Although the credit agreement governing the Secured Credit Facility and the indenture governing the Notes contain restrictions limiting our ability to pay dividends on our common stock, these limitations are subject to important qualifications and exceptions. Any cash distributions in the form of dividends on our common stock and warrants or otherwise would decrease our cash available to satisfy our obligations under our indebtedness, including the Notes, and may have an adverse effect on the market value of the Notes.

You may have difficulty selling the Old Notes that you do not exchange.

If you do not exchange your Old Notes for the New Notes offered in the exchange offer, your Old Notes will continue to be subject to significant restrictions on transfer. Those transfer restrictions are described in the indenture and arose because the Old Notes were originally issued under exemptions from the registration requirements of the Securities Act.

The Old Notes may not be offered, sold or otherwise transferred, except in compliance with the registration requirements of the Securities Act, pursuant to an exemption from registration under the Securities Act or in a transaction not subject to the registration requirements of the Securities Act, and in compliance with applicable state securities laws. We did not register the Old Notes under the Securities Act, and we do not intend to do so. If you do not exchange your Old Notes, your ability to sell those Notes will be significantly limited.

If a large number of outstanding Old Notes are exchanged for New Notes issued in the exchange offer, it may be more difficult for you to sell your unexchanged Old Notes due to the limited amounts of Old Notes that would remain outstanding following the exchange offer.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus include “forward-looking statements” within the meaning of the federal securities laws, including, without limitation, statements concerning the conditions in our industry, our operations, our economic performance and financial condition, including, in particular, statements relating to our business and growth strategy and product development efforts under “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as “may,” “might,” “will,” “should,” “estimate,” “project,” “plan,” “anticipate,” “expect,” “intend,” “outlook,” “believe” and other similar expressions. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are based on estimates and assumptions by our management that, although we believe to be reasonable, are inherently uncertain and subject to a number of risks and uncertainties. These risks and uncertainties include, without limitation, those identified under “Risk Factors” included elsewhere in this prospectus and the documents incorporated by reference in this prospectus.

The following list represents some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements:

•	changes in advertising demand and audience shares;

•	competition and other economic conditions including incremental fragmentation of the media landscape and competition from other media alternatives;

•	changes in the overall market for broadcast and cable television advertising, including through regulatory and judicial rulings;

•	our ability to protect our intellectual property and other proprietary rights;

•	our ability to adapt to technological changes;

•	availability and cost of quality network, syndicated and sports programming affecting our television ratings;

•	the loss, cost and/or modification of our network affiliation agreements;

•	our ability to renegotiate retransmission consent agreements with MVPDs;

•	the incurrence of additional tax-related liabilities related to historical income tax returns;

•	our ability to expand our Digital and Data business operations internationally;

•	our ability to realize the full value, or successfully complete the planned divestitures, of our real estate assets;

•	the timing and administration by the FCC of a potential auction of spectrum and our ability to monetize our spectrum through sales, channel sharing arrangements or relocations;

•	the incurrence of costs to address contamination issues at physical sites owned, operated or used by our businesses;

•	adverse results from litigation, governmental investigations or tax-related proceedings or audits;

•	our ability to settle unresolved claims filed in connection with our and certain of our direct and indirect wholly-owned subsidiaries’ Chapter 11 cases and resolve the appeals seeking to overturn the bankruptcy court order confirming the Fourth Amended Joint Plan of Reorganization for Tribune Company and its Subsidiaries;

•	our ability to satisfy future pension and other postretirement employee benefit obligations;

•	our ability to attract and retain employees;

•	the effect of labor strikes, lock-outs and labor negotiations;

•	our ability to realize benefits or synergies from acquisitions or divestitures or to operate our businesses effectively following acquisitions or divestitures;

•	our ability to successfully execute our business strategy, including our exploration of strategic and financial alternatives to enhance shareholder value;

•	the financial performance of our equity method investments;

•	the impairment of our existing goodwill and other intangible assets;

•	compliance with government regulations applicable to the television and radio broadcasting industry;

•	changes in accounting standards;

•	the payment of cash dividends on our common stock;

•	impact of increases in interest rates on our variable rate indebtedness or refinancings thereof;

•	impact of foreign currency exchange rate changes;

•	our indebtedness and ability to comply with covenants applicable to our debt financing and other contractual commitments;

•	our ability to satisfy future capital and liquidity requirements;

•	our ability to access the credit and capital markets at the times and in the amounts needed and on acceptable terms;

•	the factors discussed under the heading “Risk Factors” in this prospectus and the documents incorporated by reference in this prospectus; and

•	other events beyond our control that may result in unexpected adverse operating results.

We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law. Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.

You should read carefully the factors discussed under the heading “Risk Factors” in this prospectus and the documents incorporated by reference in this prospectus, including the risks and uncertainties discussed in “Item 1A. Risk Factors” in our 2015 Form 10-K, which is incorporated by reference into this prospectus.

THE EXCHANGE OFFER

Pursuant to the Exchange and Registration Rights Agreement, we agreed to prepare and file with the SEC a registration statement on an appropriate form under the Securities Act with respect to a proposed offer to the holders of the Old Notes to issue and deliver to such holders of Old Notes, in exchange for their Old Notes, a like aggregate principal amount of New Notes that are identical in all material respects to the Old Notes, except for provisions relating to registration rights and the transfer restrictions relating to the Old Notes, and except for certain related differences described below. See “Exchange Offer; Registration Rights.”

General

In connection with the issuance of the Old Notes pursuant to the purchase agreement, dated as of June 17, 2015, between us and the initial purchasers, the holders of the Old Notes from time to time became entitled to the benefits of the Exchange and Registration Rights Agreement.

Under the Exchange and Registration Rights Agreement, we have agreed (1) to use our commercially reasonable efforts to file with the SEC the registration statement, of which this prospectus is a part, with respect to a registered offer to exchange the Old Notes for the New Notes; (2) to use our commercially reasonable efforts to cause the registration statement to become effective under the Securities Act; and (3) to commence the exchange offer promptly after the effectiveness of this registration statement.

Terms of the Exchange Offer; Period for Tendering Old Notes

This prospectus and the accompanying letter of transmittal contain the terms and conditions of the exchange offer. Upon the terms and subject to the conditions included in this prospectus and in the accompanying letter of transmittal, which together constitute the exchange offer, we will accept for exchange Old Notes which are properly tendered on or prior to the Expiration Date, unless you have previously withdrawn them.

When you tender Old Notes as provided below, our acceptance of the Old Notes will constitute a binding agreement between you and us upon the terms and subject to the conditions in this prospectus and in the accompanying letter of transmittal. In tendering Old Notes, you should also note the following important information:

•	You may only tender Old Notes in minimum denominations of $2,000 and any integral multiple of $1,000 in excess thereof.

•	We will keep the exchange offer open for not less than 20 business days, or longer if required by applicable law, after the date on which notice of the exchange offer is mailed to holders of the Old Notes. We are sending this prospectus, together with the letter of transmittal, on or about the date of this prospectus, to all of the registered holders of Old Notes at their addresses listed in the Trustee’s security register with respect to the Old Notes.

•	The exchange offer expires at 5:00 p.m., New York City time, on April 29, 2016; provided, however, that we, in our sole discretion, may extend the period of time for which the exchange offer is open.

•	As of the date of this prospectus, $1,100.0 million aggregate principal amount of Old Notes was outstanding. The exchange offer is not conditioned upon any minimum principal amount of Old Notes being tendered.

•	Our obligation to accept Old Notes for exchange in the exchange offer is subject to the conditions described under “—Conditions to the Exchange Offer.”

•	We expressly reserve the right, at any time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance of any Old Notes, by giving oral or written notice of an extension to the Exchange Agent and notice of that extension to the holders of Notes as described below. During any extension, all Old Notes previously tendered will remain subject to the exchange offer unless withdrawal rights are exercised as described under “—Withdrawal Rights.” Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holder of Notes promptly after the expiration or termination of the exchange offer.

•	We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any Old Notes that we have not yet accepted for exchange, at any time prior to the Expiration Date. If we make a material change to the terms of the exchange offer, including the waiver of a material condition, we will, to the extent required by law, disseminate additional offer materials and extend the period of time during which the exchange offer is open so that at least five business days remain in the exchange offer following notice of a material change.

•	We will give oral or written notice of any extension, amendment, termination or non-acceptance described above to holders of the Old Notes as promptly as practicable. If we extend the Expiration Date, we will give notice by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement and subject to applicable law, we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a release to an appropriate news agency. Such announcement may state that we are extending the exchange offer for a specified period of time.

•	Holders of Old Notes do not have any appraisal or dissenters’ rights in connection with the exchange offer.

•	Old Notes which are not tendered for exchange, or are tendered but not accepted, in connection with the exchange offer will remain outstanding and be entitled to the benefits of the Indenture, but will not be entitled to any further registration rights under the Exchange and Registration Rights Agreement.

•	We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC thereunder.

•	By executing, or otherwise becoming bound by, the letter of transmittal, you will be making to us the representations described under “—Resale of the New Notes.”

Important rules concerning the exchange offer

You should note the following important rules concerning the exchange offer:

•	All questions as to the validity, form, eligibility, time of receipt and acceptance of Old Notes tendered for exchange will be determined by us in our sole discretion, which determination shall be final and binding.

•	We reserve the absolute right to reject any and all tenders of any particular Old Notes not properly tendered or to not accept any particular Old Notes if such acceptance might, in our judgment or the judgment of our counsel, be unlawful.

•	We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular Old Notes either before or after the Expiration Date, including the right to waive the ineligibility of any holder who seeks to tender Old Notes in the exchange offer. Unless we agree to waive any defect or irregularity in connection with the tender of Old Notes for exchange, you must cure any defect or irregularity within any reasonable period of time as we shall determine.

•	Our interpretation of the terms and conditions of the exchange offer as to any particular Old Notes either before or after the Expiration Date shall be final and binding on all parties. Neither we, the Exchange Agent nor any other person shall be under any duty to notify you of any defect or irregularity with respect to any tender of Old Notes for exchange, nor shall any of them incur any liability for failing to so notify you.

Procedures for Tendering Old Notes

What to submit and how

If you, as a holder of any Old Notes, wish to tender your Old Notes for exchange in the exchange offer, you must, except as described under “—Guaranteed Delivery Procedures,” transmit the following on or prior to the Expiration Date to the Exchange Agent:

(1) if Old Notes are tendered in accordance with the book-entry procedures described under “—Book-Entry Transfer,” an Agent’s Message, as defined below, transmitted through DTC’s ATOP, or (2) a properly completed and duly executed letter of transmittal, or a facsimile copy thereof, to the Exchange Agent at the address set forth below under “—Exchange Agent,” including all other documents required by the letter of transmittal.

In addition,

(1) a timely confirmation of a book-entry transfer of Old Notes into the Exchange Agent’s account at DTC using the procedure for book-entry transfer described under “—Book-Entry Transfer” (a “Book-Entry Confirmation”), along with an Agent’s Message, must be actually received by the Exchange Agent prior to the Expiration Date, or

(2) certificates for Old Notes must be actually received by the Exchange Agent along with the letter of transmittal on or prior to the Expiration Date, or

(3) you must comply with the guaranteed delivery procedures described below.

The term “Agent’s Message” means a message, transmitted through ATOP by DTC to, and received by, the Exchange Agent and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgement that the tendering holder has received and agrees to be bound by the letter of transmittal or, in the case of an Agent’s Message relating to guaranteed delivery, that such holder has received and further agrees to be bound by the notice of guaranteed delivery, and that we may enforce the letter of transmittal, and the notice of guaranteed delivery, as the case may be, against such holder.

The method of delivery of Old Notes, letters of transmittal, notices of guaranteed delivery and all other required documentation, including delivery of Old Notes through DTC and transmission of Agent’s Messages through DTC’s ATOP, is at your election and risk. Delivery will be deemed made only when all required documentation is actually received by the Exchange Agent. Delivery of documents or instructions to DTC does not constitute delivery to the Exchange Agent. If delivery is by mail, we recommend that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery to the Exchange Agent. Holders tendering Old Notes or transmitting Agent’s Messages through DTC’s ATOP must allow sufficient time for completion of ATOP procedures during DTC’s normal business hours. No Old Notes, Agent’s Messages, letters of transmittal, notices of guaranteed delivery or any other required documentation should be sent to us.

How to sign your letter of transmittal and other documents

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Old Notes being surrendered for exchange are tendered:

(1) by a registered holder of the Old Notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal, or

(2) for the account of an “eligible guarantor” institution within the meaning of Rule 17Ad-15 under the Exchange Act, or a commercial bank or trust company having an office or correspondent in the United States that is a member in good standing of a medallion program recognized by the Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (“STAMP”), the Stock Exchanges Medallion Program (“SEMP”) and the New York Stock Exchange Medallion Signature Program (“MSP”) (each, an “Eligible Institution”).

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantees must be by an Eligible Institution.

If the letter of transmittal is signed by a person or persons other than the registered holder or holders of Old Notes, the Old Notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders appear on the Old Notes and with the signatures guaranteed.

If the letter of transmittal or any Old Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, the person should so indicate when signing and, unless waived by us, proper evidence satisfactory to us of such person’s authority to so act must be submitted.

Acceptance of Old Notes for Exchange; Delivery of New Notes

Once all of the conditions to the exchange offer are satisfied or waived, we will accept all Old Notes properly tendered and not properly withdrawn, and will issue the New Notes of the same series, promptly after the Expiration Date. See “—Conditions to the Exchange Offer” below. For purposes of the exchange offer, our giving of oral or written notice of acceptance to the Exchange Agent will be considered our acceptance of the tendered Old Notes.

In all cases, we will issue New Notes in exchange for Old Notes of the same series that are accepted for exchange only after timely receipt by the Exchange Agent of:

•	a Book-Entry Confirmation or Old Notes in proper form for transfer,

•	a properly transmitted Agent’s Message or a properly completed and duly executed letter of transmittal, and

•	all other required documentation.

If we do not accept any tendered Old Notes for any reason included in the terms and conditions of the exchange offer, if you submit certificates representing Old Notes in a greater principal amount than you wish to exchange or if you properly withdraw tendered Old Notes in accordance with the procedures described under “—Withdrawal Rights,” we will return any unaccepted, non-exchanged or properly withdrawn Old Notes, as the case may be, without expense to the tendering holder. In the case of Old Notes tendered by book-entry transfer into the Exchange Agent’s account at DTC using the book-entry transfer procedures described below, unaccepted, non-exchanged or properly withdrawn Old Notes will be credited to an account maintained with DTC. We will return the Old Notes or have them credited to the DTC account, as applicable, promptly after the expiration or termination of the exchange offer.

Book-Entry Transfer

The Exchange Agent will make a request to establish an account with respect to the Old Notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution that is a participant in DTC’s systems, including Euroclear Bank, S.A./N.V., as operator of the Euroclear System (“Euroclear”), or Clearstream Banking, société anonyme (“Clearstream”) may make book-entry delivery of Old Notes by causing DTC to transfer Old Notes into the Exchange Agent’s account at DTC in accordance with DTC’s ATOP procedures for transfer. However, the exchange for the Old Notes so tendered will only be made after timely confirmation of book-entry transfer of Old Notes into the Exchange Agent’s account, and timely receipt by the Exchange Agent of an Agent’s Message and all other documents required by the letter of transmittal. Only participants in DTC may deliver Old Notes by book-entry transfer.

Although delivery of Old Notes may be effected through book-entry transfer into the Exchange Agent’s account at DTC, the letter of transmittal, or a facsimile copy thereof, properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, with all other required documentation, must in any case be transmitted to and received by the Exchange Agent at its address listed under “—Exchange Agent” on or prior to the Expiration Date, or you must comply with the guaranteed delivery procedures described below under “—Guaranteed Delivery Procedures.”

If your Old Notes are held through DTC, you must complete the accompanying form called “Instructions to Registered Holder and/or Book-Entry Participant,” which will instruct the DTC participant through whom you hold your Old Notes of your intention to tender your Old Notes or not tender your Old Notes. Please note that delivery of documents or instructions to DTC does not constitute delivery to the Exchange Agent and we will not be able to accept your tender of Old Notes until the Exchange Agent actually receives from DTC the information and documentation described under “—Acceptance of Old Notes for Exchange; Delivery of Old Notes.”

Guaranteed Delivery Procedures

If you are a registered holder of Old Notes and you want to tender your Old Notes but the procedure for book-entry transfer cannot be completed prior to the Expiration Date, your Old Notes are not immediately available or time will not permit your Old Notes to reach the Exchange Agent before the Expiration Date, a tender may be effected if:

•	the tender is made through an Eligible Institution, as defined above,

•	prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution, by facsimile transmission, mail or hand delivery, a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us, or an Agent’s Message with respect to guaranteed delivery in lieu thereof, in either case stating:

•	the name and address of the holder of Old Notes,

•	the amount of Old Notes tendered,

•	that the tender is being made by delivering such notice and guaranteeing that, within three New York Stock Exchange trading days after the Expiration Date, a Book-Entry Confirmation or the certificates for all physically tendered Old Notes, in proper form for transfer, together with either an appropriate Agent’s Message or a properly completed and duly executed letter of transmittal in lieu thereof, and all other required documentation, will be deposited by that Eligible Institution with the Exchange Agent, and

•	a Book-Entry Confirmation or the certificates for all physically tendered Old Notes, in proper form for transfer, together with either an appropriate Agent’s Message or a properly completed and duly executed letter of transmittal in lieu thereof, and all other required documentation, are received by the Exchange Agent within three New York Stock Exchange trading days after the Expiration Date.

Withdrawal Rights

You can withdraw your tender of Old Notes at any time on or prior to 5:00 p.m., New York City time, on the Expiration Date.

For a withdrawal to be effective, a written notice of withdrawal must be actually received by the Exchange Agent prior to such time, properly transmitted either through DTC’s ATOP or to the Exchange Agent at the address listed below under “—Exchange Agent.” Any notice of withdrawal must:

•	specify the name of the person having tendered the Old Notes to be withdrawn;

•	identify the Old Notes to be withdrawn;

•	specify the principal amount of the Old Notes to be withdrawn;

•	contain a statement that the tendering holder is withdrawing its election to have such Notes exchanged for New Notes;

•	except in the case of a notice of withdrawal transmitted through DTC’s ATOP system, be signed by the holder in the same manner as the original signature on the letter of transmittal by which the Old Notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the Trustee with respect to the Old Notes register the transfer of the Old Notes in the name of the person withdrawing the tender;

•	if certificates for Old Notes have been delivered to the Exchange Agent, specify the name in which the Old Notes are registered, if different from that of the withdrawing holder;

•	if certificates for Old Notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of those certificates, specify the serial numbers of the particular certificates to be withdrawn, and, except in the case of a notice of withdrawal transmitted through DTC’s ATOP system, include a notice of withdrawal signed in the same manner as the letter of transmittal by which the Old Notes were tendered, including any required signature guarantees; and

•	if Old Notes have been tendered using the procedure for book-entry transfer described above, specify the name and number of the account at DTC from which the Old Notes were tendered and the name and number of the account at DTC to be credited with the withdrawn Old Notes, and otherwise comply with the procedures of DTC.

Please note that all questions as to the validity, form, eligibility and time of receipt of notices of withdrawal will be determined by us, and our determination shall be final and binding on all parties. Any Old Notes so withdrawn will be considered not to have been validly tendered for exchange for purposes of the exchange offer. New Notes will not be issued in exchange for such withdrawn Old Notes unless the Old Notes so withdrawn are validly re-tendered.

If you have properly withdrawn Old Notes and wish to re-tender them, you may do so by following one of the procedures described under “—Procedures for Tendering Old Notes” above at any time on or prior to the Expiration Date.

Conditions to the Exchange Offer

Notwithstanding any other provisions of the exchange offer, we will not be required to accept for exchange, or to issue New Notes in exchange for, any Old Notes and may terminate or amend the exchange offer, if we determine in our reasonable judgment at any time before the Expiration Date that the exchange offer would violate applicable law or any applicable interpretation of the staff of the SEC.

The foregoing conditions are for our sole benefit and may be waived by us regardless of the circumstances giving rise to that condition. Our failure at any time to exercise the foregoing rights shall not be considered a waiver by us of that right. The rights described in the prior paragraph are ongoing rights which we may assert at any time and from time to time.

In addition, we will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for any such Old Notes, if at any time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act.

We reserve the right to terminate or amend the exchange offer at any time prior to the Expiration Date upon the occurrence of any of the foregoing events.

Exchange Agent

The Bank of New York Mellon Trust Company, N.A. has been appointed as the Exchange Agent for the exchange offer. All executed letters of transmittal, notices of guaranteed delivery, notices of withdrawal and any other required documentation should be directed to the Exchange Agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the Exchange Agent, addressed as follows:

Deliver To:

By registered or certified mail, hand delivery or overnight courier:

The Bank of New York Mellon

Trust Company, N.A., as Exchange Agent

c/o The Bank of New York Mellon Corporation

Corporate Trust Operations - Reorganization Unit

111 Sanders Creek Parkway

East Syracuse, NY 13057

Attn: Dacia Brown-Jones

By facsimile: (732) 667-9408 Attn: Dacia Brown-Jones	For information call: (315) 414-3349

Delivery to an address other than the address of the Exchange Agent as listed above or transmission of instructions via facsimile other than as listed above does not constitute a valid delivery.

Fees and Expenses

The principal solicitation is being made by mail; however, additional solicitation may be made by telephone or in person by our officers, regular employees and affiliates. We will not pay any additional compensation to any of our officers and employees who engage in soliciting tenders. We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer. However, we will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer.

The estimated cash expenses to be incurred in connection with the exchange offer, including legal, accounting, SEC filing, printing and Exchange Agent expenses, will be paid by us and are estimated in the aggregate to be $1.41 million.

Transfer Taxes

Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct us to register New Notes in the name of, or request that Old Notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax.

Resale of the New Notes

Under existing interpretations of the staff of the SEC contained in several no-action letters to third parties, the New Notes would in general be freely transferable by holders thereof (other than affiliates of us) after the exchange offer without further registration under the Securities Act (subject to certain representations required to be made by each holder of Old Notes participating in the exchange offer, as set forth below). The relevant no-action letters include the Exxon Capital Holdings Corporation letter, which was made available by the SEC on May 13, 1988, the Morgan Stanley & Co. Incorporated letter, which was made available by the SEC on June 5, 1991, the K-111 Communications Corporation letter, which was made available by the SEC on May 14, 1993, and the Shearman & Sterling letter, which was made available by the SEC on July 2, 1993. Neither the Company nor the subsidiary guarantors, nor any of their affiliates, have entered into any arrangement or understanding with any person to distribute the securities to be received in the exchange offer and, to the best of our information and belief, each person participating in the exchange offer is (i) neither an “affiliate” of any of the Company or any subsidiary guarantor within the meaning of Rule 405 under the Securities Act, nor a broker-dealer acquiring the securities in exchange for securities acquired directly from the Company or any subsidiary guarantor for its own account, (ii) acquiring the securities in its ordinary course of business, and (iii) is not engaged in, and does not intend to engage in, the distribution of the securities to be received in the exchange offer and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the exchange offer.

However, any purchaser of Old Notes who is an “affiliate” of ours or who intends to participate in the exchange offer for the purpose of distributing the New Notes:

•	will not be able to rely on such SEC interpretation;

•	will not be able to tender its Old Notes in the exchange offer; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of Old Notes unless such sale or transfer is made pursuant to an exemption from those requirements.

We acknowledge that such secondary resale transactions should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

By executing, or otherwise becoming bound by, the letter of transmittal, each holder of the Old Notes will represent that:

•	any New Notes to be received by such holder will be acquired in the ordinary course of its business;

•	it has no arrangements or understandings with any person to participate in the distribution of the Notes within the meaning of the Securities Act; and

•	it is not an “affiliate” of us or, if it is such an affiliate, such holder will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

We have not sought, and do not intend to seek, a no-action letter from the SEC with respect to the effects of the exchange offer, and there can be no assurance that the SEC staff would make a similar determination with respect to the New Notes as it has made in previous no-action letters.

In addition, in connection with any resales of those Old Notes, each exchanging dealer, as defined below, receiving New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such exchanging dealer as a result of market-making activities or other trading activities, must acknowledge that it may be a statutory underwriter and that it must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. See “Plan of Distribution.”

The SEC has taken the position in the Shearman & Sterling no-action letter, which it made available on July 2, 1993, that exchanging dealers may fulfill their prospectus delivery requirements with respect to the New Notes, other than a resale of an unsold allotment from the original sale of the Old Notes, by delivery of the prospectus contained in the exchange offer registration statement.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the Exchange and Registration Rights Agreement we entered into in connection with the private offering of the Old Notes. We will not receive any cash proceeds from the issuance of the New Notes under the exchange offer. In consideration for issuing the New Notes as contemplated by this prospectus, we will receive Old Notes in like principal amounts, the terms of which are identical in all material respects to the New Notes, subject to limited exceptions. Old Notes surrendered in exchange for New Notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the New Notes will not result in any increase in our indebtedness.

The net proceeds from the sale of the Old Notes were approximately $1,080.0 million. We used the net proceeds from the sale of the Old Notes, together with cash on hand, to repay $1.1 billion of borrowings under the Term Loan Facility.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Secured Credit Facility

On December 27, 2013, in connection with our acquisition of Local TV, we as borrower entered into a $4.073 billion Secured Credit Facility with a syndicate of lenders led by JPMorgan, as administrative agent. The proceeds of the Term Loan Facility were used to pay the purchase price for Local TV and refinance the existing indebtedness of Local TV and the Term Loan Exit Facility (see Note 5 and Note 9 to our audited consolidated financial statements included elsewhere in this prospectus). The proceeds of the Revolving Credit Facility are available for working capital and other purposes not prohibited under the Secured Credit Facility. The Revolving Credit Facility includes borrowing capacity for letters of credit and for borrowings on same-day notice, referred to as “swingline loans.” Borrowings under the Revolving Credit Facility are subject to the satisfaction of customary conditions, including absence of defaults and accuracy of representations and warranties. Under the terms of the Secured Credit Facility, the amount of the Term Loan Facility and/or the Revolving Credit Facility may be increased and/or one or more additional term or revolving facilities may be added to the Secured Credit Facility by entering into one or more incremental facilities, subject to a cap equal to the greater of (x) $1 billion and (y) the maximum amount that would not cause the Company’s net first lien senior secured leverage ratio (treating debt incurred in reliance of this basket as secured on a first lien basis whether or not so secured), as determined pursuant to the terms of the Secured Credit Facility, to exceed 4.50:1.00.

Our obligations under the Secured Credit Facility are guaranteed by all of our wholly owned domestic subsidiaries, other than certain excluded subsidiaries (the “Guarantors”). The Secured Credit Facility is secured by a first priority lien on substantially all of our and the Guarantors’ personal property and assets, subject to certain exceptions. The Secured Credit Facility contains customary limitations, including, among other things, on our ability and the ability of our subsidiaries to incur indebtedness and liens, sell assets, make investments and pay dividends to its shareholders.

Amendment

On June 24, 2015, the Company, the Guarantors and JPMorgan, as administrative agent, entered into the Amendment (to the Secured Credit Facility. Prior to the Amendment and the Prepayment, $3.479 billion of Former Term Loans were outstanding under the Secured Credit Facility. Pursuant to the Amendment, certain lenders under the Secured Credit Facility converted their Former Term Loans into the Converted Term B Loans, along with certain new lenders who advanced $1.802 billion into the New Term B Loans). The proceeds of Term B Loans advanced by the new lenders were used to prepay in full all of the Former Term Loans that were not converted into Term B Loans. In connection with the Amendment, the Company used the net proceeds from the sale of the Notes, together with cash on hand, to make the Prepayment of $1.100 billion of the Term B Loans. After giving effect to the Amendment and the Prepayment, there were $2.379 billion of Term B Loans outstanding under the Secured Credit Facility.

Term Loan Facility

As a result of the amendment, the Term B Loans bear interest, at the Company’s election, at a rate per annum equal to either (i) LIBOR, adjusted for statutory reserve requirements on Euro currency liabilities (“Adjusted LIBOR”), subject to a minimum rate of 0.75%, plus an applicable margin of 3.0% or (ii) the sum of a base rate determined as the highest of (a) the federal funds effective rate from time to time plus 0.5%, (b) the prime rate of interest announced by the administrative agent as its prime rate, and (c) Adjusted LIBOR plus 1.0%, plus an applicable margin of 2.0%. Overdue amounts under the Term Loan Facility are subject to additional interest of 2.0% per annum. The Term B Loans mature on December 27, 2020. Quarterly installments in an amount equal to 0.25% of the new principal amount of the Term B Loans are due beginning September 30, 2015. Voluntary prepayments of the Term B Loans are permitted at any time, in minimum principal amounts, without premium or penalty, subject to a 1.00% premium payable in connection with certain repricing transactions within the first twelve months after the Amendment. The Company is required to prepay the Term B

Loans: (i) with the proceeds from certain material asset dispositions (but excluding proceeds from dispositions of publishing assets, real estate and its equity investments in CareerBuilder, LLC and Classified Ventures, LLC and, in certain instances, Television Food Network, G.P.), provided that the Company has rights to reinvest the proceeds to acquire assets for use in its business, within specified periods of time, (ii) with the proceeds from the issuance of new debt (other than debt permitted to be incurred under the Secured Credit Facility) and (iii) 50% (or, if the Company’s net first lien senior secured leverage ratio, as determined pursuant to the terms of the Secured Credit Facility, is less than or equal to 4.00:1.00, then 0%) of “excess cash flow” generated by the Company for the fiscal year, as determined pursuant to the terms of the Secured Credit Facility, less the aggregate amount of optional prepayments under the Revolving Credit Facility to the extent that such prepayments are accompanied by a permanent reduction in commitments under the Revolving Credit Facility, and subject to a $500 million minimum liquidity threshold before any such prepayment is required, provided that the Company’s mandatory prepayment obligations in the case of clause (i) and clause (iii) above do not apply at any time during which the Company’s corporate rating issued by Moody’s is Baa3 or better and BBB- or better by S&P.

Prior to the Amendment, the Term Loan Facility bore interest, at the election of the Company, at a rate per annum equal to either (i) Adjusted LIBOR, subject to a minimum rate of 1.00%, plus an applicable margin of 3.0% or (ii) the sum of a base rate determined as the highest of (a) the federal funds effective rate from time to time plus 0.5%, (b) the prime rate of interest announced by the administrative agent as its prime rate, and (c) Adjusted LIBOR plus 1.0% (“Alternative Base Rate”), plus an applicable margin of 2.0%.

Quarterly installments in an amount equal to 0.25% of the original principal amount of the Term Loan Facility were due beginning March 31, 2014. As further described in Note 2 to our audited consolidated financial statements elsewhere in this prospectus, on August 4, 2014, the Company used a $275 million cash dividend from Tribune Publishing to permanently repay $275 million of outstanding borrowings under the Term Loan Facility.

The Former Term Loans were issued at a discount of 25 basis points, totaling $9 million, which was being amortized to interest expense over the expected term of the Term Loan Facility. The Company incurred and deferred transaction costs totaling $78 million in connection with the Former Term Loans in fiscal 2013. Transaction costs of $6 million relating to the Term Loan Exit Facility (as defined and described in Note 3 to our audited consolidated financial statements included elsewhere in this prospectus), which was extinguished in the fourth quarter of 2013, continued to be amortized over the term of the Term Loan Facility pursuant to ASC Topic 470 “Debt.” As of the date of the Amendment, the aggregate unamortized debt issuance costs totaled $64 million and unamortized debt issue discount totaled $8 million.

In connection with the Amendment, the Company paid fees to Term B Loan lenders of $6 million, which are considered a debt discount, of which $4 million was deferred, and incurred transaction costs of $2 million, of which $1 million was deferred. The Company recorded a loss of $37 million on the extinguishment of the Former Term Loan in the Company’s Consolidated Statement of Operations for the fiscal year ended December 31, 2015 as a portion of the facility was considered extinguished for accounting purposes. The loss included the write-off of unamortized transaction costs of $30 million, an unamortized discount of $4 million and other transaction costs of $4 million. The Company’s unamortized transaction costs related to the Term Loan Facility were $32 million and $70 million at December 31, 2015 and December 28, 2014, respectively. These deferred costs are recorded in other assets in the Company’s Consolidated Balance Sheet and amortized to interest expense over the contractual term of the Term Loan Facility.

Revolving Credit Facility

Loans under the Revolving Credit Facility bear interest, at the election of the Company, at a rate per annum equal to either (i) Adjusted LIBOR plus an applicable margin in the range of 2.75% to 3.0% or (ii) the Alternative Base Rate plus an applicable margin in the range of 1.75% to 2.0%, based on the Company’s net first lien senior secured leverage ratio for the applicable period. The Revolving Credit Facility also includes a fee on letters of credit equal to the applicable margin for Adjusted LIBOR loans and a letter of credit issuer fronting fee equal to 0.125% per annum, in each case, calculated based on the stated amount of letters of credit and payable quarterly in arrears, in addition to the customary charges of the issuing bank. Under the terms of the Revolving Credit Facility, the Company is also required to pay a commitment fee, payable quarterly in arrears, calculated based on the unused portion of the Revolving Credit Facility; the commitment fee will be 0.25%, 0.375% or 0.50% based on the Company’s net first lien senior secured leverage ratio for the applicable period. Overdue amounts under the Revolving Credit Facility are subject to additional interest of 2.0% per annum.

Availability under the Revolving Credit Facility will terminate, and all amounts outstanding under the Revolving Credit Facility will be due and payable on December 27, 2018, but the Company may repay outstanding loans under the Revolving Credit Facility at any time without premium or penalty, subject to breakage costs in certain circumstances. The loans under the Revolving Credit Facility must be prepaid and the letters of credit cash collateralized or terminated to the extent the extensions of credit under the Revolving Credit Facility exceed the amount of the revolving commitments.

The Revolving Credit Facility includes a covenant which requires the Company to maintain a net first lien leverage ratio of no greater than 5.75 to 1.00 for each period of four consecutive fiscal quarters most recently ended. Beginning with the period ended March 29, 2015, the covenant requires the Company to maintain a net first lien leverage ratio of no greater than 5.25 to 1.00 for each period of four consecutive fiscal quarters most recently ended. The covenant is only required to be tested at the end of each fiscal quarter if the aggregate amount of revolving loans, swingline loans and letters of credit (other than undrawn letters of credit and letters of credit that have been fully cash collateralized) outstanding exceed 25% of the amount of revolving commitments. This covenant was not required to be tested for the quarterly period ended December 31, 2015.

At December 31, 2015 and December 28, 2014, there were no borrowings outstanding under the Revolving Credit Facility; however, there were $23 million and $27 million, respectively, of standby letters of credit outstanding, primarily in support of our workers compensation insurance programs.

Dreamcatcher

In addition, the Company and the Guarantors guarantee the obligations of Dreamcatcher under its $27 million senior secured credit facility (the “Dreamcatcher Credit Facility”) entered into in connection with Dreamcatcher’s acquisition of the Dreamcatcher stations (see Note 5 and Note 9 to the Company’s audited consolidated financial statements included elsewhere in this prospectus). The obligations of the Company and the Guarantors under the Dreamcatcher Credit Facility are secured on a pari passu basis with its obligations under the Secured Credit Facility.

Senior Toggle Notes

In conjunction with the acquisition of Local TV on December 27, 2013 (see Note 5 to our audited consolidated financial statements included elsewhere in this prospectus), the Company provided a notice to holders of the Senior Toggle Notes that it intended to redeem such notes within a thirty-day period. On January 27, 2014, the Senior Toggle Notes were fully repaid; $174 million, inclusive of accrued interest of $2 million, was paid to third parties and the remaining $28 million was paid to a subsidiary of the Company. See Note 9 to our audited consolidated financial statements included elsewhere in this prospectus for further information.

Other

During 2014, the Company incurred $10 million of transaction costs related to a senior secured credit facility which was entered into by Tribune Publishing in connection with the spin-off of the Company’s principal publishing operations on August 4, 2014 (see Note 1 to our audited consolidated financial statements included elsewhere in this prospectus). The related assets for these transaction costs were distributed to Tribune Publishing in the Publishing Spin-off (see Note 2 to our audited consolidated financial statements included elsewhere in this prospectus).

DESCRIPTION OF NOTES

General

The old 5.875% Senior Notes due 2022 (the “Old Notes”) were issued and the new 5.875% Senior Notes due 2022 (the “New Notes”) are to be issued under an Indenture, dated as of June 24, 2015, among the Company referred to below, as issuer, the Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), as amended by the First Supplemental Indenture, dated as of June 24, 2015, among the Company, the Guarantors party thereto and the Trustee, the Second Supplemental Indenture, dated as of September 8, 2015, among the Company, the Guarantors party thereto and the Trustee, and the Third Supplemental Indenture, dated as of October 8, 2015, among the Company, the Guarantors party thereto and the Trustee (the “Indenture”). The terms of the New Notes will be substantially identical to the terms of the Old Notes except that the New Notes will be registered under the Securities Act and will not contain restrictions on transfer or provisions relating to additional interest, will bear a different CUSIP number from the Old Notes, and will not entitle their holders to registration rights. New Notes will otherwise be treated as Old Notes for purposes of the Indenture.

The Indenture and the Notes contain provisions that define your rights and govern the obligations of the Company under the Notes. Copies of the forms of the Indenture and the Notes (and any supplemental indenture) have been filed as exhibits to the Company’s filings with the SEC under the Securities Exchange Act of 1934. See “Where You Can Find More Information.” The following is a summary of certain provisions of the Indenture and the Notes. It does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture and the Notes, including the definitions of certain terms therein.

In this description, (a) the terms “we,” “us” and “our” each refer to the Company and its consolidated subsidiaries and (b) the term the “Company” in this description refers to the Company, the issuer of the Notes, and not any of its subsidiaries. The term the “Company” and other capitalized terms used in this “Description of Notes” section and not otherwise defined have the meanings set forth in the section “—Certain definitions.” Any reference to a “Holder” or a “Noteholder” in this “Description of Notes” refers to the Holders of the Old Notes or the New Notes, as applicable. The Old Notes and the New Notes, are each considered collectively to be a single class for all purposes under the Indenture, including, without limitations, for purposes of waivers, amendments, redemptions and offers to purchase. In this “Description of Notes”, any reference to (i) “Notes” refers collectively to the Old Notes and the New Notes, unless the context otherwise requires, and (ii) a “series” of Notes refers to the Old Notes and New Notes collectively, as applicable.

The Company issued Notes with an initial aggregate principal amount of $1,100 million. The Company may issue additional securities under the Indenture in one or more series (as more particularly defined in the Indenture, “Additional Notes”) from time to time without notice to or the consent of Holders of Notes. Any offering of Additional Notes would be subject to the covenant described below under the caption “—Certain covenants—Limitation on incurrence of indebtedness and issuance of disqualified stock and preferred stock.” The initial Notes and any Additional Notes subsequently issued under the Indenture will vote as a single class (except as otherwise provided herein). The Indenture will permit the Company to designate the maturity date, interest rate and optional redemption provisions applicable to each series of Additional Notes, which may differ from the maturity date, interest rate and optional redemption provisions applicable to Notes issued on the Issue Date. The Company similarly is entitled to vary the application of certain other provisions to any series of Additional Notes. Additional Notes that differ with respect to maturity date, interest rate, optional redemption provisions or otherwise from the Notes issued on the Issue Date will constitute or comprise a different series from the initial Notes. Additional Notes that have the same maturity date, interest rate, optional redemption provisions or other provisions as the Notes issued on the Issue Date will be treated as part of the same series as the Notes unless otherwise designated by the Company in writing. Except as otherwise specified herein, all references to the “Notes” include any Additional Notes that are actually issued.

If a Holder of Notes has given wire transfer instructions to the Company or the paying agent, the paying agent will pay all principal of, and, if applicable, interest and premium, if any, on, that Holder’s Notes in accordance with those instructions. All other payments on the Notes will be made at the office or agency of the paying agent and registrar unless the Company elects to make interest payments through the paying agent by check mailed to the Holders of Notes at their addresses set forth in the register of Holders.

The Trustee is initially acting as paying agent and registrar. The Company may change the paying agent or registrar without prior notice to the Holders, and the Company or one of its Subsidiaries may act as paying agent or registrar.

The Notes are issued only in fully registered form, without coupons, in minimum denominations of $2,000 and any integral multiple of $1,000 in excess thereof.

Ranking

The Notes are senior unsecured obligations of the Company and rank:

•	equally in right of payment with all existing and future senior Indebtedness of the Company (including the Senior Credit Agreement);

•	senior in right of payment to any future Subordinated Indebtedness of the Company;

•	effectively subordinated to any Secured Indebtedness of the Company (including the Senior Credit Agreement) to the extent of the value of the assets securing such Indebtedness; and

•	structurally subordinated to all liabilities (including Indebtedness and trade payables) of any Non-Guarantor Subsidiaries.

At December 31, 2015, the Company and its Subsidiaries had approximately $3,500 million of Indebtedness on a consolidated basis (including the Notes), of which approximately $2,400 million was secured. In addition, the revolving credit facility under the Senior Credit Agreement provides commitments of $300.0 million, of which approximately $277.0 million is available to be drawn as of December 31, 2015. All of those borrowings under the Senior Credit Agreement are Secured Indebtedness. See “Description of Other Indebtedness.”

The Company is a holding company with limited direct operations. All of the operations of the Company are conducted through its Subsidiaries. Unless a Subsidiary is a Guarantor, claims of creditors of such Subsidiary, including trade creditors, and claims of preferred stockholders (if any) of such Subsidiary generally will have priority with respect to the assets and earnings of such Subsidiaries over the claims of creditors of the Company, including Holders. The Notes, therefore, are structurally subordinated to claims of creditors (including trade creditors) and preferred stockholders (if any) of Non-Guarantor Subsidiaries. Although the Indenture contains limitations on the amount of additional Indebtedness that the Company and its Subsidiaries may Incur, such limitations are subject to a number of significant exceptions.

Guarantees

Each of the Company’s Restricted Subsidiaries that is a guarantor under the Senior Credit Agreement jointly and severally, irrevocably, fully and unconditionally guarantees on a senior unsecured basis the performance and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all Obligations of the Company under the Indenture and the Notes (including interest which, but for the filing of a petition in bankruptcy with respect to the Company, would have accrued on any Obligation, whether or not a claim is allowed against the Company for such interest in the related bankruptcy proceeding) to the Holders and the Trustee, whether for payment of principal of, premium, if any, or interest on the Notes, expenses, indemnification or otherwise (all such obligations guaranteed by such Guarantors being herein called the “Guaranteed Obligations”).

Each Guarantee of a Guarantor rank:

•	equally in right of payment with all existing and future senior Indebtedness of such Guarantor (including its guarantee under the Senior Credit Agreement);

•	senior in right of payment to any future Subordinated Indebtedness of such Guarantor;

•	effectively subordinated to all Secured Indebtedness of such Guarantor (including its guarantee under the Senior Credit Agreement) to the extent of the value of the assets securing such Indebtedness; and

•	structurally subordinated to all liabilities (including Indebtedness and trade payables) of any of such Guarantor’s Non-Guarantor Subsidiaries.

Each Guarantee is limited in amount to an amount not to exceed the maximum amount that can be guaranteed by the applicable Guarantor without rendering the Indenture or the Guarantee, as it relates to such Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. See “Risk Factors—Risks Relating to the Notes and Our Indebtedness—Federal and state fraudulent transfer laws may permit a court to void the Notes or the guarantees, and if that occurs, you may not receive any payments on the Notes.” The Company has and will cause each Restricted Subsidiary that is a Domestic Subsidiary (unless such Subsidiary is a Receivables Subsidiary or is already a Guarantor) that guarantees or otherwise Incurs any Indebtedness under the Senior Credit Agreement or guarantees Certain Capital Markets Debt to execute and deliver to the Trustee a supplemental indenture pursuant to which such Restricted Subsidiary will guarantee performance and payment of the Notes on a senior unsecured basis. See “—Certain covenants—Future guarantors.”

Each Guarantee is a continuing guarantee and, subject to the next succeeding paragraph, shall:

(1)	remain in full force and effect until payment in full of all the Guaranteed Obligations;

(2)	be binding upon each such Guarantor and its successors and assigns; and

(3)	inure to the benefit of and be enforceable by the Trustee, the Holders and their successors, transferees and assigns.

A Guarantee of a Guarantor will be automatically and unconditionally released and discharged upon:

(a)	the sale, exchange, disposition or other transfer (including through merger, consolidation or dissolution) of (x) Capital Stock of such Guarantor, after which the applicable Guarantor is no longer a Restricted Subsidiary, or (y) all or substantially all the assets of such Guarantor, in any case, if such sale, exchange, disposition or other transfer is not prohibited by the Indenture,

(b)	the Company designating such Guarantor to be an Unrestricted Subsidiary in accordance with the provisions set forth under “—Certain covenants—Limitation on restricted payments” and the definition of “Unrestricted Subsidiary,”

(c)	in the case of any Restricted Subsidiary that after the Issue Date is required to guarantee the Notes pursuant to the covenant described under “—Certain covenants—Future guarantors,” the release or discharge of the Guarantee by such Restricted Subsidiary of Indebtedness (or, if such release or discharge occurs substantially concurrently with the release of the Guarantee of such Restricted Subsidiary or will occur as a result of the release of the Guarantee of such Restricted Subsidiary) or the repayment of the Indebtedness, in each case, which resulted in the obligation to guarantee the Notes, except if such release or discharge is by or as a result of payment in connection with the enforcement of remedies under such other guarantee (it being understood that a release or discharge subject to contingent reinstatement is still a release or discharge, and that if any such other guarantee is so reinstated, such Guarantee shall also be reinstated to the extent that such Restricted Subsidiary would then be required to provide a guarantee pursuant to the covenant described under “—Certain covenants—Future guarantors”),

(d)	the Company’s exercise of its legal defeasance option or covenant defeasance option as described under “—Defeasance,” or if the Company’s obligations under the Indenture are discharged in accordance with the terms of the Indenture,

(e)	the release or discharge of direct obligations of such Guarantor, or the guarantee by such Guarantor of the obligations, under the Senior Credit Agreement (or, if such release or discharge occurs substantially concurrently with the release of the Guarantee of such Guarantor or will occur as a result of the release of the Guarantee of such Guarantor), except a discharge or release by or as a result of payment in connection with the enforcement of remedies under such guarantee (it being understood that a release or discharge subject to contingent reinstatement is still a release or discharge, and that if any such other direct obligation or guarantee is so reinstated, such Guarantee shall also be reinstated to the extent that such Guarantor would then be required to provide a guarantee pursuant to the covenant described under “—Certain covenants—Future guarantors”),

(f)	such Guarantor ceasing to be a Domestic Subsidiary, or

(g)	the Notes having an Investment Grade Rating from both Rating Agencies; provided that each such Guarantee shall be reinstated upon the Reversion Date with respect to each Restricted Subsidiary that would then be required to provide a guarantee pursuant to the covenant described under “—Certain covenants—Future guarantors.”

In addition, the Company has the right, upon 10 days’ written notice to the Trustee (or, such shorter period as may be agreed to by the Trustee), to cause any Guarantor that has not guaranteed any Indebtedness under the Senior Credit Agreement or any Certain Capital Markets Debt to be unconditionally released and discharged from all obligations under its Guarantee, and such Guarantee shall thereupon automatically and unconditionally terminate and be discharged and of no further force or effect.

Terms of the notes

The Notes are senior unsecured obligations of the Company and will mature on July 15, 2022. The Notes bear interest at the rate per annum shown on the front cover of this prospectus from June 24, 2015 or from the most recent date to which interest has been paid or provided for, payable semi-annually to Holders of record at the close of business on the January 1 or July 1 immediately preceding the interest payment date on January 15 and July 15 of each year.

Optional redemption

On and after July 15, 2018, the Company may redeem the Notes, at its option, in whole at any time or in part from time to time, upon notice as described under the heading “—Selection and notice,” at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, to (but not including) the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date falling prior to or on the redemption date), if redeemed during the 12-month period commencing on July 15 of the years set forth below:

Period	Redemption price
2018	102.938%
2019	101.469%
2020 and thereafter	100.000%

In addition, at any time prior to July 15, 2018, the Company may redeem the Notes at its option, in whole at any time or in part from time to time, upon notice as described under the heading “—Selection and notice,” at a redemption price equal to 100.0% of the principal amount of the Notes redeemed plus the Notes Applicable Premium calculated by us as of the date of the redemption notice, and accrued and unpaid interest, if any, to (but not including) the applicable redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date falling prior to or on the redemption date).

Notwithstanding the foregoing, at any time and from time to time, upon notice as described under the heading “—Selection and notice,” on or prior to July 15, 2018, the Company may redeem in the aggregate up to 40.0% of the original aggregate principal amount of the Notes (calculated after giving effect to any issuance of

Additional Notes of the same series) with an amount equal to the net cash proceeds of one or more Equity Offerings by the Company or any direct or indirect parent of the Company, to the extent net cash proceeds thereof are contributed to the common equity capital of the Company or used to purchase Capital Stock (other than Disqualified Stock) of the Company from it, at a redemption price (expressed as a percentage of the principal amount thereof) equal to 105.875% plus accrued and unpaid interest, if any, to (but not including) the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date falling prior to or on the redemption date); provided, however, that at least 50.0% of the original aggregate principal amount of the Notes (calculated after giving effect to any issuance of Additional Notes of the same series) must remain outstanding after each such redemption; and provided, further, that such redemption shall occur within 120 days after the date on which any such Equity Offering is consummated.

Notwithstanding the foregoing, in connection with any tender for any series of Notes, if Holders of not less than 90% in aggregate principal amount of the outstanding Notes of such series validly tender and do not withdraw such Notes in such tender offer and the Company, or any third party making such a tender offer in lieu of the Company, purchases all of the Notes of such series validly tendered and not withdrawn by such Holders, the Company or such third party will have the right upon not less than 10 nor more than 60 days’ prior notice, given not more than 30 days following such purchase date, to redeem all Notes of such series that remain outstanding following such purchase at a price equal to the price offered to each other Holder in such tender offer plus, to the extent not included in the tender offer payment, accrued and unpaid interest, if any, thereon, to, but excluding, the redemption date.

In connection with any redemption of Notes (including with the net cash proceeds of an Equity Offering), any such redemption or notice thereof may, at the Company’s discretion, be subject to the satisfaction (or waiver by the Company in its sole discretion) of one or more conditions precedent, including, but not limited to, consummation of any related Equity Offering or Change of Control Triggering Event. In addition, if such redemption or notice is subject to satisfaction of one or more conditions precedent, such notice may state that, in the Company’s discretion, the redemption date may be delayed until such time as any or all such conditions shall be satisfied (or, waived by the Company in its sole discretion), or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been (or, in the Company’s sole determination, may not be) satisfied (or waived by the Company in its sole discretion) by the redemption date, or by the redemption date so delayed.

The Company or its affiliates may at any time and from time to time purchase Notes. Any such purchases may be made through open market or privately negotiated transactions with third parties or pursuant to one or more tender or exchange offers or otherwise, upon such terms and at such prices as well as with such consideration as the Company or any such affiliates may determine.

Selection and notice

In the case of any partial redemption, selection of the Notes for redemption will be made in compliance with the requirements of the depository and the principal national securities exchange, if any, on which such Notes are listed (so long as the Trustee knows of such listing), or if such Notes are not so listed, in accordance with the applicable procedures of the depository on a pro rata basis, by lot or by such other method as the Trustee shall deem fair and appropriate (and in such manner as complies with applicable legal requirements) in integral multiples of $1,000; provided that the selection of Notes for redemption shall not result in a Holder of Notes with a principal amount of Notes less than the minimum denomination. If any Note is to be purchased or redeemed in part only, the notice of purchase or redemption relating to such Note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed. Subject to the terms and procedures set forth under “Book-Entry; Delivery and Form,” a new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption so long as the

Company has deposited with the paying agent funds sufficient to pay the principal of and premium, if any, plus accrued and unpaid interest, if any, on, the Notes to be redeemed.

Notices of redemption will be given at least 10 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address or otherwise in accordance with the procedures of the Depository Trust Company (“DTC”), except that redemption notices may be given more than 60 days prior to the redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture, or if the redemption date is delayed as provided for in the second to last paragraph under the heading “Optional redemption.”

Change of control triggering event

Upon the occurrence of a Change of Control Triggering Event with respect to any series of Notes, each Holder of such Notes of such series will have the right to require the Company to purchase all or any part of such Holder’s Notes of such series at a purchase price in cash (the “Change of Control Payment”) equal to 101.0% of the principal amount thereof, plus accrued and unpaid interest, if any, to (but not including) the date of purchase (subject to the right of Holders of record of each applicable series on the relevant record date to receive interest due on the relevant interest payment date falling prior to or on the purchase date), except to the extent the Company has previously elected to redeem all of the Notes of such series as described under “—Optional redemption.”

A “Change of Control” means any of the following events:

(1)	the Company becomes aware of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of Equity Interests or otherwise, of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of Voting Stock of the Company representing more than 50% of the total voting power of the Voting Stock of the Company, provided that so long as the Company is a Subsidiary of any Permitted Parent, no Person or group shall be deemed to be or become a beneficial owner of Voting Stock of the Company representing more than 50% of the total voting power of the Voting Stock of the Company unless such Person or group shall be or become a beneficial owner of Voting Stock of such Permitted Parent representing more than 50% of the total voting power of the Voting Stock of such Permitted Parent; or

(2)	the sale, lease or transfer, in one or a series of related transactions, of all or substantially all the assets of the Company and its Subsidiaries, taken as a whole, to a Person and any Person or group (as defined in clause (1) above) is or becomes the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of Voting Stock of the transferee Person in such sale, lease or transfer of assets representing more than 50% of the total voting power of the Voting Stock of such transferee Person, provided that so long as such transferee Person is a Subsidiary of a parent Person, no Person or group shall be deemed to be or become a beneficial owner of Voting Stock of the transferee Person in such sale, lease or transfer of assets representing more than 50% of the total voting power of the Voting Stock of such transferee Person unless such Person or group shall be or become a beneficial owner of Voting Stock of such parent Person representing more than 50% of the total voting power of the Voting Stock of such parent Person.

“Change of Control Triggering Event” means, with respect to any series of Notes, the occurrence of (1) a Change of Control that is accompanied or followed by a decrease of one or more gradations (including gradations within rating categories as well as between rating categories and excluding, for the avoidance of doubt, changes in ratings outlook) in the rating of such series of Notes within the Ratings Decline Period for such Change of Control by either of the Rating Agencies and (2) the rating of such series of Notes on any day during such

Ratings Decline Period is below the lower of the rating of such series of Notes by such Rating Agency in effect (a) immediately preceding the first public announcement of the Change of Control (or occurrence thereof if such Change of Control occurs prior to public announcement) and (b) on the Issue Date of such series of Notes; provided that a Change of Control Triggering Event will not be deemed to have occurred in respect of a particular Change of Control if each Rating Agency making the reduction in rating does not publicly announce or confirm or inform the Trustees at our request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the Change of Control. For the avoidance of doubt, no Change of Control Triggering Event will be deemed to have occurred in connection with any particular Change of Control unless and until such Change of Control has actually been consummated.

“Ratings Decline Period” means, with respect to any Change of Control, the period that (1) begins on the earlier of (a) the date of the first public announcement of the occurrence of such Change of Control or of the intention by the Company or a stockholder of the Company, as applicable, to effect such Change of Control or (b) the occurrence of such Change of Control and (2) ends on the 30th calendar day following consummation of such Change of Control; provided, however, that such period shall be extended for so long as the rating of the Notes, as noted by the applicable Rating Agency, is under publicly announced consideration for downgrade by the applicable Rating Agency.

The Trustee shall have no responsibility to track ratings.

Prior to or within 30 days following any Change of Control Triggering Event, except to the extent that the Company has exercised its right to redeem all of the Notes of the applicable series as described under “—Optional redemption,” the Company shall deliver a notice (a “Change of Control Offer”) to each Holder of the applicable series with a copy to the Trustee or otherwise in accordance with the procedures of DTC, describing:

(1)	that a Change of Control Triggering Event has occurred or may occur and that such Holder has, or upon such occurrence will have, the right to require the Company to purchase such Holder’s Notes of such series at a purchase price in cash equal to 101.0% of the principal amount thereof, plus accrued and unpaid interest, if any, to (but not including) the date of purchase (subject to the right of Holders of record on a record date to receive interest on the relevant interest payment date falling prior to or on the purchase date);

(2)	the transaction or transactions that constitute or are expected to constitute such Change of Control Triggering Event;

(3)	the purchase date (which shall be no earlier than 10 days nor later than 60 days from the date such notice is given, except that such notice may be given more than 60 days prior to the purchase date if the purchase date is delayed as provided in clause (9) of this paragraph) (the “Change of Control Payment Date”);

(4)	that any Note not properly tendered will remain outstanding and continue to accrue interest;

(5)	that unless the Company defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

(6)	that Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender such Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of such Notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(7)

that Holders will be entitled to withdraw their tendered Notes and their election to require the Company to purchase such Notes, provided that the paying agent receives, not later than the expiration time of the Change of Control Offer, a telegram, telex, facsimile transmission, e-mail or letter setting forth the name of the Holder of the Notes, the principal amount of Notes tendered for purchase, and a statement that such Holder is withdrawing its tendered Notes and its election to have such Notes purchased;

(8)	that if the Company is purchasing less than all of the Notes, the Holders of the remaining Notes will be issued new Notes and such new Notes will be equal in principal amount to the unpurchased portion of the Notes surrendered. The unpurchased portion of the Notes must be equal to $2,000 or an integral multiple of $1,000 in excess thereof;

(9)	if such notice is delivered prior to the occurrence of a Change of Control Triggering Event, stating that the Change of Control Offer is conditional on the occurrence of such Change of Control Triggering Event and that the Change of Control Payment Date may, in the Company’s discretion, be delayed until such time as the Change of Control Triggering Event has occurred; and

(10)	the other instructions determined by the Company, consistent with this covenant, that a Holder must follow in order to have its Notes purchased.

The Company is not required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

A Change of Control Offer may be made in advance of a Change of Control Triggering Event, and conditioned upon such Change of Control Triggering Event.

If Holders of not less than 90% in aggregate principal amount of the outstanding Notes of any series validly tender and do not withdraw such Notes in a Change of Control Offer and the Company, or any third party making a Change of Control Offer in lieu of the Company as described above, purchases all of the Notes of such series validly tendered and not withdrawn by such Holders, the Company or such third party will have the right, upon not less than 10 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer described above, to redeem all Notes of such series that remain outstanding following such purchase at a price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest to but excluding the date of the redemption.

The Company will comply, to the extent applicable, with the requirements of Rule 14e-1 of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this paragraph by virtue of such compliance.

On the Change of Control Payment Date, the Company will, to the extent permitted by law,

(1)	accept for payment all Notes issued by the Company or portions thereof validly tendered pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(3)	deliver, or cause to be delivered, to the Trustee for cancellation the Notes so accepted together with an Officer’s Certificate to the Trustee stating that such Notes or portions thereof have been tendered to and purchased by the Company.

This Change of Control Triggering Event purchase provision is a result of negotiations between the Company and the Initial Purchasers. The Company has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company could decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control Triggering

Event under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect the Company’s capital structure or credit ratings. Restrictions on our ability to Incur additional Indebtedness are contained in the covenant described under “—Certain covenants—Limitation on incurrence of indebtedness and issuance of disqualified stock and preferred stock.” Such restrictions in the Indenture can be waived only with the consent of the Holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford Holders protection in the event of a highly leveraged transaction.

The Senior Credit Agreement prohibits or limits, and future credit agreements or other agreements to which the Company becomes a party may prohibit or limit, the Company from purchasing any Notes as a result of a Change of Control Triggering Event. In the event a Change of Control Triggering Event occurs at a time when the Company is prohibited from purchasing the Notes, the Company could seek the consent of its lenders to permit the purchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such consent or repay such borrowings, the Company will remain prohibited from purchasing the Notes. In such case, the Company’s failure to purchase tendered Notes after any applicable notice and lapse of time would constitute an Event of Default under the Indenture.

The occurrence of events which would constitute a Change of Control Triggering Event would constitute a default under the Senior Credit Agreement. Future Indebtedness of the Company may also contain prohibitions on certain events which would constitute a Change of Control Triggering Event or require such Indebtedness to be repurchased upon a Change of Control Triggering Event. If the Company experiences a change of control that triggers a default under our Senior Credit Agreement, we could seek a waiver of such default or seek to refinance our Senior Credit Agreement. In the event we do not obtain such a waiver or refinance the Senior Credit Agreement, such default could result in amounts outstanding under our Senior Credit Agreement being declared due and payable. Moreover, the exercise by the Holders of their right to require the Company to repurchase the Notes could cause a default under such Indebtedness, even if the Change of Control Triggering Event itself does not, due to the financial effect of such purchase on the Company.

The Company’s ability to pay cash to the Holders following the occurrence of a Change of Control Triggering Event may be limited by the Company’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required purchases. See “Risk Factors—Risks Related to the Notes and Our Indebtedness—We may be unable to raise funds necessary to finance the change of control repurchase offers required by the indenture governing the Notes.”

The definition of “Change of Control” includes a phrase relating to the sale, lease or transfer of “all or substantially all” of the assets of the Company and its Subsidiaries, taken as a whole, to any Person other than a direct or indirect parent entity. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the Company to purchase such Notes as a result of a sale, lease or transfer of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

The provisions under the Indenture relating to the Company’s obligation to make an offer to purchase the Notes as a result of a Change of Control Triggering Event, including the definition of “Change of Control,” may be waived or modified at any time (including after a Change of Control) with the written consent of the Holders of a majority in principal amount of the Notes then outstanding.

Certain covenants

Covenant Suspension

Set forth below are summaries of certain covenants contained in the Indenture. If on any date following the Issue Date (i) the Notes have Investment Grade Ratings from both Rating Agencies, and (ii) no Default has occurred and is continuing under the Indenture (the occurrence of the events described in the foregoing clauses

(i) and (ii) being collectively referred to as a “Covenant Suspension Event”), the Guarantees will be automatically and unconditionally released and discharged and the Company and its Restricted Subsidiaries will not be subject to the following covenants or provisions (collectively, the “Suspended Covenants”):

(1)	“—Limitation on incurrence of indebtedness and issuance of disqualified stock and preferred stock;”

(2)	“—Limitation on restricted payments;”

(3)	“—Dividend and other payment restrictions affecting subsidiaries;”

(4)	“—Asset sales;”

(5)	“—Transactions with affiliates;”

(6)	“—Future guarantors;” and

(7)	clauses (4) and (5) of the first paragraph and the entire third paragraph of “—Merger, consolidation or sale of all or substantially all assets.”

In the event that the Company and its Restricted Subsidiaries are not subject to the Suspended Covenants under the Indenture for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) the Company obtains actual knowledge that one or both of the Rating Agencies has withdrawn their Investment Grade Rating or downgraded the rating assigned to the Notes below an Investment Grade Rating, then the Company and its Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants under the Indenture with respect to future events.

The period of time between the occurrence of a Covenant Suspension Event and the Reversion Date is referred to in this description as the “Suspension Period.” Upon the occurrence of a Covenant Suspension Event, the amount of Excess Proceeds from Net Cash Proceeds shall be reset at zero. With respect to Restricted Payments made after the Reversion Date, the amount of Restricted Payments made will be calculated as though the covenant described under the caption “—Limitation on restricted payments” had been in effect prior to, but not during, the Suspension Period, provided that no Subsidiaries may be designated as Unrestricted Subsidiaries during the Suspension Period, unless such designation would have complied with the covenant described under “—Limitation on restricted payments” as if such covenant were in effect during such period. All Indebtedness Incurred, or Disqualified Stock or Preferred Stock issued, during the Suspension Period will be classified to have been Incurred or issued pursuant to clause (c) of the second paragraph of “—Limitation on incurrence of indebtedness and issuance of disqualified stock and preferred stock.” In addition, for purposes of the covenant described under “—Transactions with affiliates,” all agreements and arrangements entered into by the Company and any Restricted Subsidiary with an Affiliate of the Company during the Suspension Period prior to such Reversion Date will be deemed to have been entered into on or prior to the Issue Date and for purposes of the covenant described under “—Dividend and other payment restrictions affecting subsidiaries,” all contracts entered into during the Suspension Period prior to such Reversion Date that contain any of the restrictions contemplated by such covenant will be deemed to have been existing on the Issue Date.

During the Suspension Period, any reference in the definitions of “Permitted Liens” and “Unrestricted Subsidiary” to the covenant described under “—Limitation on incurrence of indebtedness and issuance of disqualified stock and preferred stock” or any provision thereof shall be construed as if such covenant were in effect during the Suspension Period.

Notwithstanding that the Suspended Covenants may be reinstated, no Default or Event of Default will be deemed to have occurred as a result of any actions taken by the Company or any Subsidiary (including for the avoidance of doubt any failure to comply with the Suspended Covenants) or other events that occurred during any Suspension Period (or upon termination of the Suspension Period or after that time arising out of events that occurred or actions taken during the Suspension Period) and the Company and any Subsidiary will be permitted, without causing a Default or Event of Default or breach of any kind under the Indenture, to honor, comply with or otherwise perform any contractual commitments or obligations entered into during a Suspension Period following a Reversion Date and to consummate the transactions contemplated thereby.

There can be no assurance that the Notes will ever achieve or maintain an Investment Grade Rating.

The Trustee will have no obligation to (i) independently determine or verify if such events have occurred, (ii) make any determination regarding the impact of actions taken during the Suspension Period on the Company and its Subsidiaries’ future compliance with their covenants or (iii) notify the Holders of any Covenant Suspension Event or Reversion Date. The Company should give the Trustee written notice of any Covenant Suspension Event and in any event not later than five (5) Business Days after such Covenant Suspension Event has occurred, but failure to so notify the Trustee shall not invalidate any Covenant Suspension Event and shall not constitute a Default or Event of Default by the Company. In the absence of such notice, the Trustee may assume the Suspended Covenants apply and are in full force and effect. The Company should give the Trustee written notice of any occurrence of a Reversion Date not later than five (5) Business Days after such Reversion Date, but failure to so notify the Trustee shall not invalidate the occurrence of the Reversion Date and shall not constitute a Default or Event of Default by the Company. After any such notice of the occurrence of a Reversion Date, the Trustee shall assume the Suspended Covenants apply and are in full force and effect.

Limitation on incurrence of indebtedness and issuance of disqualified stock and preferred stock

The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock and the Company will not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock; provided, however, that the Company and any Restricted Subsidiary may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock and any Restricted Subsidiary may issue shares of Preferred Stock, in each case if on the date of such Incurrence or issuance, after giving effect to such Incurrence or issuance, the Consolidated Total Net Debt Ratio would have been no greater than 7.00 to 1.00 determined on a Pro Forma Basis for the Incurrence (including the use of proceeds thereof) and any related transactions; provided, further, that the aggregate amount of Indebtedness (including Acquired Indebtedness) that may be Incurred and Disqualified Stock or Preferred Stock that may be issued pursuant to the foregoing by Non-Guarantor Subsidiaries shall not exceed the greater of (x) $100.0 million and (y) 1.00% of Consolidated Total Assets, at any one time outstanding.

The foregoing limitations do not apply to (collectively, “Permitted Debt”):

(a)	the Incurrence by the Company or its Restricted Subsidiaries of Indebtedness under any Credit Agreement, the guarantees thereof and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof), up to the greater of (I) an aggregate outstanding principal amount not to exceed $3,500.0 million outstanding at any one time and (II) an aggregate outstanding principal amount, if on the date of the Incurrence of such Indebtedness, after giving Pro Forma Effect to such Incurrence (including the use of proceeds thereof) and any related transactions (or, at the Company’s option, on the date of the initial borrowing of such Indebtedness or entry into the definitive agreement providing the commitment to fund such Indebtedness after giving Pro Forma Effect to the Incurrence of the entire committed amount of such Indebtedness and any related transactions (such committed amount, a “Ratio Tested Committed Amount”), in which case such Ratio Tested Committed Amount may thereafter be borrowed and reborrowed, in whole or in part, from time to time, without further compliance with this clause), the Consolidated Senior Secured Net Debt Ratio would be equal to or less than 4.50 to 1.00;

(b)	the Incurrence by the Company and the Guarantors of Indebtedness represented by the Notes (not including any Additional Notes) and any Exchange Notes in respect thereof and the Guarantees thereof, as applicable;

(c)	Indebtedness of the Company and its Restricted Subsidiaries outstanding (or Incurred pursuant to any commitment outstanding) on the Issue Date (other than Indebtedness under the Senior Credit Agreement Incurred under clause (a) or in respect of the initial Notes Incurred under clause (b) above);

(d)	(x) Capitalized Lease Obligations; provided that the Consolidated Senior Secured Net Debt Ratio would not exceed 4.50 to 1.00 after giving Pro Forma Effect to the Incurrence of such Capitalized Lease Obligations and any related transactions, (y) Indebtedness (including, without limitation, Capitalized Lease Obligations and mortgage financings as purchase money obligations) Incurred by the Company or any of its Restricted Subsidiaries, Disqualified Stock issued by the Company or any of its Restricted Subsidiaries and Preferred Stock issued by any Restricted Subsidiaries of the Company to finance all or any part of the purchase, lease, construction, installation, repair or improvement of property (real or personal), plant or equipment or other fixed or capital assets (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) in an aggregate principal amount or liquidation preference, including all Indebtedness Incurred and Disqualified Stock or Preferred Stock issued to Refinance any Indebtedness Incurred or Disqualified Stock or Preferred Stock issued pursuant to this clause (d)(y), not to exceed the greater of (a) $200.0 million and (b) 2.00% of Consolidated Total Assets, at any one time outstanding and (z) Capitalized Lease Obligations Incurred by the Company or any Restricted Subsidiary in connection with a Sale/Leaseback Transaction so long as the proceeds of such Sale/Leaseback Transaction are used by the Company or such Restricted Subsidiary to permanently repay outstanding loans under any Credit Agreement or other Indebtedness secured by a Lien on the assets subject to such Sale/Leaseback Transaction;

(e)	Indebtedness Incurred by the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit or bank guarantees or similar instruments issued in the ordinary course of business, including, without limitation, (i) letters of credit or performance or surety bonds in respect of workers’ compensation claims, health, disability or other employee benefits (whether current or former) or property, casualty or liability insurance or self-insurance, or other Indebtedness with respect to reimbursement-type obligations regarding workers’ compensation claims, health, disability or other employee benefits (whether current or former) or property, casualty or liability insurance and (ii) guarantees of Indebtedness Incurred by customers in connection with the purchase or other acquisition of equipment or supplies in the ordinary course of business;

(f)	Indebtedness arising from agreements of the Company or its Restricted Subsidiaries providing for indemnification, earn-outs, adjustment of purchase or acquisition price or similar obligations, in each case, Incurred in connection with the acquisition or disposition of any business, assets or a Subsidiary of the Company in accordance with the terms of the Indenture, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(g)	(i) Indebtedness of the Company to a Restricted Subsidiary; provided that (x) such Indebtedness owing to a Non-Guarantor Subsidiary shall be subordinated in right of payment to the Company’s Obligations with respect to the Notes and (y) any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an Incurrence of such Indebtedness not permitted by this clause (g)(i) and (ii) Indebtedness of the Company or any Restricted Subsidiary to any Related License Corporation; provided that (x) such Indebtedness shall be subordinated in right of payment to the Company’s Obligations with respect to the Notes and (y) any event which results in any such Related License Corporation ceasing to be a Related License Corporation shall be deemed, in each case, to be an Incurrence of such Indebtedness not permitted by this clause (g)(ii);

(h)	shares of Preferred Stock of a Restricted Subsidiary issued to the Company or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event that results in any Restricted Subsidiary that holds such shares of Preferred Stock of another Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an issuance of shares of Preferred Stock not permitted by this clause (h);

(i)	Indebtedness of a Restricted Subsidiary owing to the Company or another Restricted Subsidiary; provided that (x) if a Guarantor Incurs such Indebtedness owing to a Non-Guarantor Subsidiary, such Indebtedness is subordinated in right of payment to the Guarantee of such Guarantor and (y) any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary lending such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an Incurrence of such Indebtedness not permitted by this clause (i);

(j)	(x) Cash Management Services or (y) Swap Contracts Incurred not for speculative purposes;

(k)	obligations (including reimbursement obligations with respect to letters of credit or bank guarantees or similar instruments) in respect of self-insurance, performance, bid, appeal and surety bonds and completion guarantees and similar obligations provided by the Company or any Restricted Subsidiary;

(l)	Indebtedness or Disqualified Stock of the Company or any Restricted Subsidiary of the Company and Preferred Stock of any Restricted Subsidiary of the Company in an aggregate principal amount or liquidation preference that, when aggregated with the principal amount or liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and Incurred pursuant to this clause (l), does not exceed the greater of (x) $400.0 million and (y) 4.00% of Consolidated Total Assets, at any one time outstanding;

(m)	any guarantee by the Company or a Restricted Subsidiary of Indebtedness or other obligations of the Company or any of its Restricted Subsidiaries to the extent the Incurrence of such Indebtedness or other obligations is permitted under the terms of the Indenture;

(n)	the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness or Disqualified Stock or Preferred Stock of a Restricted Subsidiary of the Company that serves to Refinance any Indebtedness Incurred (or unutilized commitments in respect of Indebtedness) or Disqualified Stock or Preferred Stock issued as permitted under the first paragraph of this covenant or clause (a)(II), (b), (c), (d)(x), (d)(z), this clause (n), (o) or (r) of this paragraph or any Indebtedness Incurred (or commitments established) or Disqualified Stock or Preferred Stock issued to so Refinance such Indebtedness (or unutilized commitments in respect of such Indebtedness), Disqualified Stock or Preferred Stock, including, in each case, any additional Indebtedness Incurred or Disqualified Stock or Preferred Stock issued to pay the Related Costs in connection therewith (subject to the following proviso, “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(1)	has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred that is not less than the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being Refinanced or, if earlier, the remaining Weighted Average Life to Maturity of the Notes;

(2)	has a Stated Maturity which is no earlier than the Stated Maturity of the Indebtedness being Refinanced or, if earlier, the Stated Maturity of the Notes;

(3)	to the extent that such Refinancing Indebtedness Refinances (i) Subordinated Indebtedness, such Refinancing Indebtedness is Subordinated Indebtedness or (ii) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness is Disqualified Stock or Preferred Stock, respectively;

(4)	shall not include (x) Indebtedness, Disqualified Stock or Preferred Stock of a Non-Guarantor Subsidiary that Refinances Indebtedness, Disqualified Stock or Preferred Stock of the Company or a Guarantor, or (y) Indebtedness or Disqualified Stock of the Company or Indebtedness, Disqualified Stock or Preferred Stock of a Restricted Subsidiary that Refinances Indebtedness, Disqualified Stock or Preferred Stock of an Unrestricted Subsidiary;

and provided further that subclauses (1) and (2) will not apply to any Refinancing of any Secured Indebtedness;

(o)	(A) Indebtedness, Disqualified Stock or Preferred Stock (i) of the Company or any of its Restricted Subsidiaries Incurred or assumed in connection with an acquisition of any assets (including Capital Stock), business or Person (including, pursuant to a Permitted Asset Swap) and (ii) of any Person that is acquired by the Company or any of its Restricted Subsidiaries or merged into or consolidated or amalgamated with the Company or a Restricted Subsidiary in accordance with the terms of the Indenture and (B) Indebtedness Incurred or assumed in connection with an acquisition of any assets (including Capital Stock), business or Person (including, pursuant to a Permitted Asset Swap); provided, however, that after giving Pro Forma Effect to such acquisition, merger, consolidation, amalgamation or Permitted Asset Swap and any related transactions, either:

(1)	the Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Total Net Debt Ratio test set forth in the first paragraph of this covenant; or

(2)	the Consolidated Total Net Debt Ratio would be equal to or less than the Consolidated Total Net Debt Ratio immediately prior to giving Pro Forma Effect to such acquisition, merger, consolidation, amalgamation or Permitted Asset Swap and any related transactions;

(p)	Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business,

(q)	Indebtedness of the Company or any Restricted Subsidiary supported by a letter of credit or bank guarantee issued pursuant to any Credit Agreement, to the extent such letter of credit has not been terminated and is in a principal amount not in excess of the stated amount of such letter of credit or bank guarantee;

(r)	Contribution Indebtedness;

(s)	Indebtedness of the Company or any Restricted Subsidiary consisting of (x) the financing of insurance premiums or (y) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(t)	Indebtedness or Preferred Stock of Non-Guarantor Subsidiaries in an amount not to exceed the greater of (x) $50.0 million and (y) 0.50% of Consolidated Total Assets, at any one time outstanding;

(u)	Indebtedness of a joint venture to the Company or a Restricted Subsidiary and to the other holders of Equity Interests or participants of such joint venture, to the extent the percentage of the aggregate amount of such Indebtedness of such joint venture owed to such holders of its Equity Interests or participants of such joint venture does not exceed the percentage of the aggregate outstanding amount of the Equity Interests of such joint venture held by such holders or such participant’s participation in such joint venture;

(v)	Indebtedness Incurred by a Receivables Subsidiary in a Qualified Receivables Financing that is not recourse to the Company or any Restricted Subsidiary other than a Receivables Subsidiary (except for Standard Securitization Undertakings);

(w)	[intentionally omitted];

(x)	Indebtedness consisting of Indebtedness issued by the Company or any Restricted Subsidiary to future, current or former officers, directors, managers, employees, consultants and independent contractors thereof, or any Restricted Subsidiary, or any direct or indirect parent of the Company or any Related License Corporation, their respective estates, heirs, family members, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of the Company or any direct or indirect parent company of the Company to the extent permitted under the covenant described under the caption “—Limitation on restricted payments;”

(y)	customer deposits and advance payments received in the ordinary course of business from customers for goods purchased in the ordinary course of business;

(z)	Indebtedness Incurred by the Company or a Restricted Subsidiary in connection with bankers’ acceptances, discounted bills of exchange, warehouse receipts or similar facilities, or the discounting or factoring of receivables for credit management purposes, in each case Incurred or undertaken in the ordinary course of business;

(aa)	Indebtedness Incurred by the Company or any Restricted Subsidiary to the extent that the net proceeds thereof are promptly deposited with the Trustee to satisfy and discharge any of the Notes in accordance with the Indenture;

(bb)	(i) guarantees Incurred in the ordinary course of business by the Company or any of its Restricted Subsidiaries and not in respect of Indebtedness for borrowed money and (ii) Indebtedness Incurred by the Company or a Restricted Subsidiary as a result of leases entered into by the Company or such Restricted Subsidiary in the ordinary course of business;

(cc)	[intentionally omitted];

(dd)	Indebtedness, Disqualified Stock or Preferred Stock of the Company or a Restricted Subsidiary Incurred to finance or assumed in connection with an acquisition of any assets (including Capital Stock), business or Person in an aggregate principal amount or liquidation preference that does not exceed the greater of (x) $250.0 million and (y) 2.50% of Consolidated Total Assets at any one time outstanding;

(ee)	(i) Permitted Disposition Transaction Indebtedness, (ii) Related License Guarantees and (iii) guarantees of Indebtedness or obligations of Related License Corporations, in each case under this clause (iii), Incurred in the ordinary course of business and not in respect of Indebtedness for borrowed money; and

(ff)	Indebtedness of an Excluded Disposition Subsidiary Incurred in connection with a disposition, Restricted Payment or, Investment, of Equity Interests of such Excluded Disposition Subsidiary to or, in, a Person other than the Company or one of its Restricted Subsidiaries, in each case resulting in such Excluded Disposition Subsidiary no longer constituting a Restricted Subsidiary.

For purposes of determining compliance with this covenant, (w) in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of Permitted Debt or is entitled to be Incurred pursuant to the first paragraph of this covenant, the Company shall, in its sole discretion, at the time of Incurrence, divide, classify or reclassify, or at any later time divide, classify or reclassify, such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) in any manner that complies with this covenant, provided that all Indebtedness under the Senior Credit Agreement Incurred on or prior to the Issue Date shall be deemed to have been Incurred pursuant to clause (a) of the preceding paragraph and the Company shall not be permitted to reclassify all or any portion of Indebtedness Incurred on or prior to the Issue Date pursuant to clause (a) of the preceding paragraph; provided further that (if the Company shall so determine) any Indebtedness Incurred pursuant to clauses (d)(y), (l), (y) or (dd) of the second paragraph of this covenant shall cease to be deemed outstanding for purposes of any such clause but shall instead be deemed Incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Company or any Restricted Subsidiary could have Incurred such Indebtedness under the first paragraph of this covenant without reliance on such clause; (x) in the event that Indebtedness could be Incurred in part under the first paragraph of this covenant and/or clause (a)(II) of the definition of “Permitted Debt,” clause (d)(x) of the definition of “Permitted Debt” and/or clause (o) of the definition of “Permitted Debt” (other than by reason of subclause (2) of the proviso to such clause (o)), the Company, in its sole discretion, may classify a portion of such Indebtedness as having been Incurred under such first paragraph and/or such clause (a)(II), (d)(x) and/or such clause (o) and thereafter the remainder of such Indebtedness as having been Incurred under any other clause or subclause of the definition of “Permitted Debt;” (y) if any Indebtedness is Incurred to Refinance Indebtedness initially Incurred (or, Indebtedness Incurred to Refinance Indebtedness initially Incurred) in reliance on any provision of this Covenant measured by reference to a percentage of Consolidated Total Assets, and such Refinancing would cause the percentage of Consolidated Total Assets restriction to be exceeded if calculated based on the Consolidated Total Assets on the date of such Refinancing, such percentage of Consolidated Total Assets restriction shall not be deemed to be exceeded (and such newly Incurred Indebtedness shall be deemed permitted) to the extent the principal amount of such newly Incurred Indebtedness does not exceed the principal amount of such Indebtedness being Refinanced, plus the Related Costs Incurred or payable in connection with such Refinancing and (z) if any Indebtedness is Incurred to Refinance Indebtedness initially Incurred (or, Indebtedness Incurred to Refinance Indebtedness initially Incurred) in reliance on any provision of this Covenant measured by a dollar amount, such dollar amount shall not be deemed to be exceeded (and such newly Incurred Indebtedness shall be deemed permitted) to the extent the principal amount of such newly Incurred Indebtedness does not exceed the principal amount of such Indebtedness being Refinanced, plus the Related Costs Incurred or payable in connection with such Refinancing. Accrual of interest or dividends, the accretion of accreted value, the accretion or amortization of original issue discount, the payment of interest or dividends in the form of additional Indebtedness with the same terms, the payment of dividends on Disqualified Stock or Preferred Stock in the form of additional shares of Disqualified Stock or Preferred Stock of the same class, the accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies will not be deemed to be an Incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant. Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness that are otherwise included in the determination of a particular amount of Indebtedness shall not be included in the determination of such amount of Indebtedness, provided that the Incurrence of the Indebtedness represented by such guarantee or letter of credit, as the case may be, was in compliance with this covenant.

For purposes of determining compliance with any provision of this Covenant (or any category of Permitted Liens described in the definition thereof) measured by a dollar amount or by reference to a percentage of Consolidated Total Assets, in each case, the principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred or Liens securing such Indebtedness were granted, in the case of term debt, or first committed or first Incurred (or granted) (whichever yields the lower U.S. dollar-equivalent), in the case of revolving credit debt; provided that if such Indebtedness is Incurred (or Commitments established) to Refinance other Indebtedness (or unutilized commitments in respect of such Indebtedness) denominated in a foreign currency, and such Refinancing would cause the applicable provision of this Covenant (or category of Permitted Liens) to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such Refinancing, such provision of this Covenant (or category of Permitted Liens) shall be deemed not to have been exceeded to the extent the principal amount of such newly Incurred Indebtedness does not exceed the principal amount of such Indebtedness being Refinanced (plus the Related Costs in connection therewith).

The principal amount of any Indebtedness Incurred (or commitments established) to Refinance other Indebtedness (or unutilized commitments in respect of such Indebtedness), if Incurred in a different currency from the Indebtedness being Refinanced, shall be calculated for all purposes under the Indenture (including for purposes of the definition of “Permitted Liens”) based on the currency exchange rate applicable to the currencies in which such respective Indebtedness (or unutilized commitments in respect of such Indebtedness) is denominated that is in effect on the date of such Refinancing.

Limitation on restricted payments

The Indenture provides that the Company will not, and does not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests, including any payment made in connection with any merger or consolidation involving the Company (other than (A) dividends or distributions by the Company payable solely in Equity Interests (other than Disqualified Stock) of the Company; or (B) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Restricted Subsidiary, the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

(2)	purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Company or any direct or indirect parent of the Company, including in connection with any merger or consolidation;

(3)	make any voluntary principal payment on, or voluntarily redeem, repurchase, defease or otherwise acquire or retire for value, in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness (other than the payment, redemption, repurchase, defeasance, acquisition or retirement of (A) Subordinated Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement and (B) Indebtedness permitted under clause (g) or (i) of the definition of “Permitted Debt”); or

(4)	make any Restricted Investment;

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(a)	no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(b)	immediately after giving effect to such transaction and any related transactions on a Pro Forma Basis, the Company could Incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described under “—Limitation on incurrence of indebtedness and issuance of disqualified stock and preferred stock;” and

(c)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issue Date (including Restricted Payments permitted by clause (1) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of, without duplication,

(1)	(x) $250.0 million plus (y) 100.0% of the Consolidated EBITDA of the Company for the period (taken as one accounting period) beginning on December 29, 2014 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment less the product of 1.4 times the Consolidated Interest Expense of the Company for the same period, plus

(2)	100.0% of the aggregate net proceeds, including cash and the Fair Market Value of assets (other than cash), received by the Company after the Issue Date from the issue or sale of Equity Interests of the Company (other than Excluded Equity), including such Equity Interests issued upon exercise of warrants or options, plus

(3)	100.0% of the aggregate amount of contributions to the capital of the Company received in cash and the Fair Market Value of assets (other than cash) after the Issue Date (other than Excluded Equity), plus

(4)	the principal amount of any Indebtedness, or the liquidation preference or maximum fixed repurchase price, as the case may be, of any Disqualified Stock, in each case, of the Company or any Restricted Subsidiary thereof issued after the Issue Date (other than Indebtedness or Disqualified Stock issued to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Company or any Restricted Subsidiary) that, in each case, has been converted into or exchanged for Equity Interests in the Company or any direct or indirect parent of the Company (other than Excluded Equity), plus

(5)	100.0% of the aggregate amount received by the Company or any Restricted Subsidiary in cash and the Fair Market Value of assets (other than cash) received by the Company or any Restricted Subsidiary from:

(A)	the sale or other disposition (other than to the Company or a Restricted Subsidiary of the Company) of Restricted Investments made by the Company and its Restricted Subsidiaries and from repurchases and redemptions of such Restricted Investments from the Company and its Restricted Subsidiaries by any Person (other than the Company or any of its Restricted Subsidiaries) and from repayments of loans or advances which constituted Restricted Investments (other than to the extent that the Restricted Investment was made pursuant to clause (10) of the next succeeding paragraph),

(B)	the sale (other than to the Company or a Restricted Subsidiary or an employee stock ownership plan or trust established by the Company or any Restricted Subsidiary) of the Capital Stock of an Unrestricted Subsidiary, or

(C)	any distribution or dividend from an Unrestricted Subsidiary, plus

(6)	in the event any Unrestricted Subsidiary of the Company has been redesignated as a Restricted Subsidiary or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company, in each case after the Issue Date, the Fair Market Value of the Investment of the Company in such Unrestricted Subsidiary at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable), other than in each case to the extent that the designation of such Subsidiary as an Unrestricted Subsidiary was made pursuant to clause (10) of the next succeeding paragraph or constituted a Permitted Investment.

The foregoing provisions will not prohibit:

(1)	the payment of any dividend or distribution or consummation of any redemption within 60 days after the date of declaration thereof or the giving of a redemption notice related thereto, if at the date of declaration or notice such payment would have complied with this covenant;

(2) (a)	the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Retired Capital Stock”) of the Company or any direct or indirect parent of the Company, or Subordinated Indebtedness, in exchange for, or out of the proceeds of the issuance or sale of, Equity Interests of the Company or any direct or indirect parent of the Company or contributions to the equity capital of the Company (other than Excluded Equity) (collectively, including any such contributions, “Refunding Capital Stock”);

(b)	the declaration and payment of accrued dividends on the Retired Capital Stock out of the proceeds of the issuance or sale (other than to a Subsidiary of the Company or to an employee stock ownership plan or any trust established by the Company or any of its Subsidiaries) of Refunding Capital Stock; and

(c)	if immediately prior to the retirement of the Retired Capital Stock, the declaration and payment of dividends thereon was permitted under clause (6) of this paragraph and has not been made as of such time (the “Unpaid Amount”), the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of the Company or any direct or indirect parent of the Company) in an aggregate amount no greater than the Unpaid Amount;

(3)	the payment, purchase, redemption, defeasance, repurchase or other acquisition or retirement of Subordinated Indebtedness made by exchange for, or out of the proceeds of the Incurrence of, Refinancing Indebtedness thereof;

(4)

the purchase, retirement, redemption or other acquisition (or Restricted Payments to the Company or any direct or indirect parent of the Company to finance any such purchase, retirement, redemption or other acquisition) for value of Equity Interests (including related stock appreciation rights or similar securities) of the Company or any direct or indirect parent of the Company held directly or indirectly by any future, present or former employee, officer, director, manager, consultant or independent contractor of the Company or any direct or indirect parent of the Company or any Subsidiary of the Company or any Related License Corporation or their estates, heirs, family members, spouses or former spouses or permitted transferees (including for all purposes of this clause (4), Equity Interests held by any entity whose Equity Interests are held by any such future, present or former employee, officer, director, manager, consultant or independent contractor or their estates, heirs, family members, spouses or former spouses or permitted transferees) pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement or any stock subscription or shareholder or similar agreement; provided, however, that, except with respect to non-discretionary purchases, the aggregate amounts paid under this clause (4) shall not exceed $25.0 million in any calendar year (with unused amounts in any calendar year being permitted to be carried over for the next succeeding calendar year); provided, further, however, that such amount in any calendar year may be increased by an amount not to exceed:

(a)	the cash proceeds received by the Company from the issuance or sale of Equity Interests (other than Disqualified Stock) of the Company or any direct or indirect parent of the Company (to the extent contributed to the Company), in each case, to any future, present or former employees, officers, directors, managers, consultants or independent contractors of the Company or its Subsidiaries or any direct or indirect parent of the Company or any Related License Corporation that occurs after the Issue Date; provided that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under clause (c) of the immediately preceding paragraph; plus

(b)	the cash proceeds of key man life insurance policies received by the Company or its Restricted Subsidiaries or any direct or indirect parent of the Company (to the extent contributed to the Company) after the Issue Date; plus

(c)	the amount of any cash bonuses otherwise payable to employees, officers, directors, managers, consultants or independent contractors of the Company or its Subsidiaries or any direct or indirect parent of the Company or any Related License Corporation that are foregone in return for the receipt of Equity Interests; less

(d)	the amount of cash proceeds described in clause (a), (b) or (c) of this clause (4) previously used to make Restricted Payments pursuant to this clause (4); provided that the Company may elect to apply all or any portion of the aggregate increase contemplated by clauses (a), (b) and (c) of this clause (4) in any calendar year;

in addition, cancellation of Indebtedness owing to the Company or any Restricted Subsidiary from any future, current or former officer, director, employee, manager, consultant or independent contractor (or any permitted transferees thereof) of the Company or any of its Subsidiaries or any direct or indirect parent company thereof or any Related License Corporation, in connection with a repurchase of Equity Interests of the Company or any direct or indirect parent of the Company from such Persons will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provisions of the Indenture;

(5)	the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of the Company or any of its Restricted Subsidiaries and any class or series of Preferred Stock of any Restricted Subsidiaries issued or Incurred in accordance with the covenant described under “—Limitation on incurrence of indebtedness and issuance of disqualified stock and preferred stock;”

(6)

the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) and the declaration and payment of dividends to the Company or any direct or indirect parent of the Company, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of the Company or any direct or indirect parent of the Company issued after the Issue Date; provided, however, that (A) in the case of Designated

Preferred Stock of the Company, for the most recently ended eight full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance (and the payment of dividends or distributions) and any other related transactions on a Pro Forma Basis, the Consolidated Total Net Debt Ratio of the Company would have been no greater than 7.00 to 1.00 and (B) in the case of Designated Preferred Stock of any direct or indirect parent of the Company, the aggregate amount of dividends declared and paid pursuant to this clause (6) does not exceed the net cash proceeds actually received by the Company from the sale (or the contribution of the net cash proceeds from the sale) of Designated Preferred Stock;

(7)	any Restricted Payments made pursuant to agreements entered into in connection with the consummation of the Publishing Spin;

(8)	Restricted Payments in an aggregate amount per fiscal quarter of the Company not to exceed $0.30 per share (as such amount shall be appropriately adjusted for any stock splits, stock dividends, reverse stock splits, stock considerations and similar transactions) of common stock of the Company (or, if the Company is a Subsidiary of a Permitted Parent, for each share of common stock of the Permitted Parent that is not a Subsidiary of any other Permitted Parent) outstanding as of the record date for such Restricted Payment;

(9)	Restricted Payments in an aggregate amount not to exceed the aggregate amount of Excluded Contributions;

(10)	other Restricted Payments (including loans or advances) in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (10) not to exceed an amount (net of repayments of any such loans or advances) equal to the greater of (x) $250.0 million and (y) 2.50% of Consolidated Total Assets, at any one time outstanding;

(11)	the payment, purchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Indebtedness, Disqualified Stock or Preferred Stock of the Company and its Restricted Subsidiaries pursuant to provisions similar to those described under “—Change of control triggering event” and “—Asset sales;” provided that, prior to such payment, purchase, redemption, defeasance or other acquisition or retirement for value, the Company (or a third party to the extent permitted by the Indenture) have made a Change of Control Offer or Asset Sale Offer, as the case may be, with respect to the Notes as a result of such Change of Control or Asset Sale, as the case may be, and have paid, repurchased, redeemed, defeased, acquired or retired all Notes validly tendered and not withdrawn in connection with such Change of Control Offer or Asset Sale Offer, as the case may be;

(12)	if, at any time, the Company is a member of a group filing a consolidated, combined, affiliated or unitary income tax return with any direct or indirect parent of the Company, Restricted Payments to such direct or indirect parent of the Company to pay U.S. federal, foreign, state and local income taxes imposed on such entity to the extent such income taxes are attributable to the income of the Company and its Subsidiaries; provided, however, that the amount of such payments in respect of any tax year does not, in the aggregate, exceed the amount that the Company and its Subsidiaries that are members of such consolidated, combined, affiliated or unitary group would have been required to pay in respect of U.S. federal, foreign, state and local income taxes (as the case may be) in respect of such year if the Company and its Subsidiaries paid such income taxes directly on a separate company basis or as a stand-alone consolidated, combined, affiliated or unitary income tax group for such year (reduced by any such taxes paid directly by the Company or any Subsidiary, and determined as if the Company and its Subsidiaries were never members of such consolidated, combined, affiliated or unitary group with such direct or indirect parent, and were always either separate company taxpayers or members of a stand-alone consolidated, combined, affiliated or unitary income tax group that includes just the Company and its Subsidiaries);

(13)	the declaration and payment of dividends, other distributions or other amounts to, or the making of loans to, any direct or indirect parent, in the amount required for such entity to, if applicable:

(a)	pay amounts equal to the amounts required for any direct or indirect parent of the Company to pay fees and expenses (including Related Taxes), customary salary, bonus and other benefits payable to, and indemnities provided on behalf of, future, present or former officers, employees, directors, managers, consultants or independent contractors of any direct or indirect parent of the Company, if applicable, and general corporate operating (including, without limitation, expenses related to auditing and other accounting matters) and overhead costs and expenses of any direct or indirect parent of the Company, if applicable, in each case to the extent such fees, expenses, salaries, bonuses, benefits and indemnities are attributable to the ownership or operation of the Company and its Subsidiaries;

(b)	pay, if applicable, amounts equal to amounts required for any direct or indirect parent of the Company to pay interest and/or principal on Indebtedness the proceeds of which have been contributed to the Company (other than as Excluded Equity) and that has been guaranteed by, and is otherwise considered Indebtedness of, the Company or any Restricted Subsidiary Incurred in accordance with the covenant described under “—Limitation on incurrence of indebtedness and issuance of disqualified stock and preferred stock” (except to the extent any such payments have otherwise been made by the Company or any such Guarantor);

(c)	pay fees and expenses Incurred by any direct or indirect parent of the Company related to (i) the maintenance of such parent entity of its corporate or other entity existence and performance of its obligations under the Indenture and similar obligations under any Credit Agreement, (ii) any unsuccessful equity or debt offering of securities of such parent entity and (iii) any equity or debt issuance, Incurrence or offering, any disposition or acquisition or any investment transaction by the Company or any of its Restricted Subsidiaries (or any acquisition of or investment in any business, assets or property that will be contributed to the Company or any of its Restricted Subsidiaries as part of the same or a related transaction) permitted by the Indenture;

(d)	pay franchise and excise taxes and other fees, taxes and expenses in connection with any ownership of the Company or any of its Subsidiaries or required to maintain their organizational existences; and

(e)	finance, or to make payments to any other direct or indirect parent of the Company to finance, any Investment that, if consummated by the Company or any Restricted Subsidiary, would be a Permitted Investment; provided that (i) such Restricted Payment is made substantially concurrently with the closing of such Investment and (ii) promptly following the closing thereof, such direct or indirect parent of the Company causes (x) all property acquired (whether assets or Equity Interests) to be contributed to the Company or any Restricted Subsidiary or (y) the merger, consolidation or amalgamation (to the extent permitted by the covenant described under “—Merger, consolidation, amalgamation or sale of all or substantially all assets”) of the Person formed or acquired into the Company or any Restricted Subsidiary in order to consummate such acquisition or Investment, in each case, in accordance with the requirements of the covenant described under “—Future guarantors;”

(14)	the payment of cash dividends or other distributions on the Company’s Capital Stock used to, or the making of loans to any direct or indirect parent of the Company to, fund the payment of fees and expenses owed by the Company or any direct or indirect parent or Restricted Subsidiary of the Company, as the case may be, to Affiliates, in each case to the extent permitted by the covenant described under “—Transactions with affiliates;”

(15)

(i) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants, (ii) payments made or expected to be made by the Company or any Restricted Subsidiary in respect of withholding or similar taxes payable or expected to be payable by any future, present or former director, officer, employee, manager, consultant or independent contractor of the Company or any direct or indirect parent of the Company or any Subsidiary of the Company or any Related License Corporation (or their respective Affiliates, estates or immediate family members) in connection with the exercise of stock options or the grant, vesting or delivery of Equity Interests and (iii) loans or advances to officers, directors, employees, managers, consultants and independent contractors of the Company or any direct or indirect parent of the Company or any Subsidiary of the Company or any Related License Corporation in connection with such Person’s purchase of Equity Interests of the Company or any direct or indirect parent of the Company; provided that no cash is actually advanced pursuant to this clause (iii) other than to pay taxes due in connection with such purchase, unless immediately repaid;

(16)	purchases of receivables pursuant to a Receivables Repurchase Obligation in connection with a Qualified Receivables Financing and the payment or distribution of Receivables Fees;

(17)	payments or distributions to satisfy dissenters’ rights, pursuant to or in connection with a consolidation, merger, amalgamation or transfer of assets that complies with the provisions of the Indenture;

(18)	the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Company or a Restricted Subsidiary by, Unrestricted Subsidiaries (other than Unrestricted Subsidiaries, the primary assets of which are cash and/or Cash Equivalents);

(19)	the payment of cash in lieu of the issuance of fractional shares of Equity Interests in connection with any merger, consolidation, amalgamation or other business combination, or in connection with any dividend, distribution or split of, or upon exercise, conversion or exchange of Equity Interests, warrants, options or other securities exercisable or convertible into, Equity Interests of the Company or any direct or indirect parent of the Company;

(20)	Investments in Unrestricted Subsidiaries in an aggregate amount, taken together with all other Investments made pursuant to this clause (20) that are at the time outstanding not to exceed the greater of $325.0 million and 3.05% of Consolidated Total Assets;

(21)	Restricted Payments (other than Investments) (i) of property consisting of Excluded Disposition Assets and (ii) of the Equity Interests of any Excluded Disposition Subsidiary;

(22)	Restricted Payments with the Excluded Disposition Credit;

(23)	[intentionally omitted]; and

(24)	any Restricted Payment; provided that on a Pro Forma Basis after giving effect to such Restricted Payment and any related transactions the Consolidated Total Net Debt Ratio would be equal to or less than 3.00 to 1.00;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (10) and (24), no Event of Default shall have occurred and be continuing or would occur as a consequence thereof. For purposes of clauses (12), (13) and (15) above, taxes and Related Taxes shall include all interest and penalties with respect thereto and all additions thereto.

As of the Issue Date, all of the Company’s Subsidiaries (other than 3370 Harbor, LLC, IL-700 West Chicago Avenue, LLC, TREH/Kearny Costa Mesa, LLC, TREH 200 E. Las Olas Member, LLC, Riverwalk Center I Joint Venture, TREH 200 E. Las Olas Holdco, LLC, TREH 200 E. Las Olas Venture, LLC and TREH 700 W. Chicago Venture, LLC) were Restricted Subsidiaries. The Company will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the definition of “Unrestricted Subsidiary.” Other than in the case of the designation of an Excluded Disposition Subsidiary, for purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments or Permitted Investments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation are only permitted if a Restricted Payment or

Permitted Investment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the covenants set forth in the Indenture.

For purposes of the covenant described above, if any Investment or Restricted Payment (or a portion thereof) would be permitted pursuant to one or more provisions described above and/or one or more of the exceptions contained in the definition of “Permitted Investments,” the Company may divide and classify such Investment or Restricted Payment (or a portion thereof) in any manner that complies with this covenant and may later divide and reclassify any such Investment or Restricted Payment to the extent the Investment or Restricted Payment (as so divided and/or reclassified) would be permitted to be made in reliance on the applicable exception as of the date of such reclassification.

Dividend and other payment restrictions affecting subsidiaries

The Indenture provides that the Company does not, and will not permit any of its Restricted Subsidiaries (other than the Guarantors) to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary (other than the Guarantors) to:

(a)	(i) pay dividends or make any other distributions to the Company or any Guarantor on its Capital Stock; or (ii) pay any Indebtedness owed to the Company or any Guarantor;

(b)	make loans or advances to the Company or any Guarantor; or

(c)	sell, lease or transfer any of its properties or assets to the Company or any Guarantor;

except in each case for such encumbrances or restrictions existing under or by reason of:

(1)	contractual encumbrances or restrictions of the Company or any of its Restricted Subsidiaries in effect on the Issue Date, including pursuant to the Senior Credit Agreement and the other documents relating to the Senior Credit Agreement, related Swap Contracts and Indebtedness permitted pursuant to clause (c) of the definition of “Permitted Debt;”

(2)	the Indenture, the Notes and the Guarantees;

(3)	applicable law or any applicable rule, regulation or order;

(4)	any agreement or other instrument of a Person acquired by or merged, amalgamated or consolidated with or into the Company or any Restricted Subsidiary or an Unrestricted Subsidiary that is designated a Restricted Subsidiary which was in existence at the time of such acquisition (or at the time it merges, amalgamates or consolidates with or into the Company or any Restricted Subsidiary or is designated a Restricted Subsidiary) or assumed in connection with the acquisition of assets from such Person (but, in each case, not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired or designated; provided that for purposes of this clause (4), if a Person other than the Company or such Restricted Subsidiary is the Successor Company with respect thereto, any Subsidiary of such Person, or any agreement or instrument of such Person or any such Subsidiary shall be deemed acquired or assumed, as the case may be, by the Company or a Restricted Subsidiary, as the case may be, when such Person becomes such Successor Company;

(5)	customary encumbrances or restrictions contained in contracts or agreements for the sale of assets applicable to such assets pending consummation of such sale, including customary restrictions with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary;

(6)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(7)	customary provisions in (x) joint venture agreements entered into in the ordinary course of business with respect to the Equity Interests subject to the joint venture and (y) operating or other similar agreements, asset sale agreements and stock sale agreements entered into in connection with the entering into of such transaction, which limitation is applicable only to the assets that are the subject of those agreements;

(8)	purchase money obligations for property acquired and Capitalized Lease Obligations entered into in the ordinary course of business, to the extent such obligations impose restrictions of the nature discussed in clause (c) above on the property so acquired;

(9)	customary provisions contained in leases, sub-leases, licenses, sublicenses, contracts and other similar agreements entered into in the ordinary course of business to the extent such obligations impose restrictions of the type described in clause (c) above on the property subject to such lease;

(10)	any encumbrance or restriction effected in connection with a Qualified Receivables Financing that, in the good faith determination of the Company, are necessary or advisable to effect such Qualified Receivables Financing;

(11)	other Indebtedness, Disqualified Stock or Preferred Stock of the Company or any Restricted Subsidiary of the Company that is Incurred subsequent to the Issue Date pursuant to the covenant described under “—Limitation on incurrence of indebtedness and issuance of disqualified stock and preferred stock;” provided that (i) such encumbrances and restrictions contained in any agreement or instrument will not materially affect the Company’s ability to make anticipated principal or interest payments on the Notes (as determined by the Company in good faith) or (ii) such encumbrances and restrictions contained in any agreement or instrument taken as a whole are not materially less favorable to the Holders than the encumbrances and restrictions contained in the Indenture or the Senior Credit Agreement (as determined by the Company in good faith);

(12)	any encumbrance or restriction contained in Secured Indebtedness otherwise permitted to be Incurred pursuant to the covenants described under “—Limitation on incurrence of indebtedness and issuance of disqualified stock and preferred stock” and “—Liens” to the extent limiting the right of the debtor to dispose of the assets securing such Indebtedness;

(13)	any encumbrance or restriction arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that, individually or in the aggregate, (x) do not detract from the value of the property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or any Restricted Subsidiary or (y) do not materially affect the Company’s ability to make future principal or interest payments on the Notes, in each case under this clause (13), as determined by the Company in good faith;

(14)	customary provisions in joint venture agreements or arrangements and other similar agreements or arrangements relating solely to the applicable joint venture;

(15)	existing under, by reason of or with respect to Refinancing Indebtedness; provided that the encumbrances and restrictions contained in the agreements governing that Refinancing Indebtedness are, in the good faith judgment of the Company, not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being Refinanced; and

(16)	any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (15) above; provided that such encumbrances and restrictions contained in any such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing are, in the good faith judgment of the Company, not materially more restrictive, taken as a whole, than the encumbrances and restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

For purposes of determining compliance with this covenant, (i) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock shall not be deemed a restriction on the ability to make distributions on Capital Stock and (ii) the subordination of loans or advances made to the Company or a Restricted Subsidiary of the Company to other Indebtedness Incurred by the Company or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

Asset sales

The Indenture provides that the Company will not, and does not permit any of its Restricted Subsidiaries to, cause or make an Asset Sale, unless:

(1)	the Company or any of its Restricted Subsidiaries, as the case may be, receives consideration (including by way of relief from, or by any other person assuming responsibility for, any liabilities, contingent or otherwise) at the time of such Asset Sale at least equal to the Fair Market Value (on the date a legally binding commitment for such Asset Sale was entered into) of the assets sold or otherwise disposed of; and

(2)	except in the case of a Permitted Asset Swap, at least 75% of the consideration therefor, together with all other Asset Sales since the Issue Date (on a cumulative basis), received by the Company or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents or Replacement Assets; provided, however, that the amount of:

(a)	any liabilities (as shown on the Company’s most recent consolidated balance sheet or in the footnotes thereto, or if incurred, accrued or increased subsequent to the date of such balance sheet, such liabilities that would have been reflected on the Company’s consolidated balance sheet or in the footnotes thereto if such incurrence, accrual or increase had taken place on or prior to the date of such balance sheet, as determined by the Company) of the Company or any Restricted Subsidiary, other than liabilities that are by their terms subordinated to the Notes or the Guarantees, that are assumed by the transferee of any such assets or Equity Interests (or are otherwise extinguished in connection with the transactions relating to such Asset Sale) pursuant to a written agreement that releases the Company or such Restricted Subsidiary from such liabilities;

(b)	any notes or other obligations or other securities or assets received by the Company or such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash or Cash Equivalents, or by their terms are required to be satisfied for cash or Cash Equivalents (to the extent of the cash or Cash Equivalents received) within 180 days of the receipt thereof; and

(c)	any Designated Non-cash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of (x) $125.0 million and (y) 1.25% of Consolidated Total Assets, at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured on the date a legally binding commitment for such disposition (or, if later, for the payment of such item) was entered into and without giving effect to subsequent changes in value);

shall each be deemed to be Cash Equivalents for the purposes of this clause (2).

Within 540 days after the Company’s or any Restricted Subsidiary’s receipt of the Net Cash Proceeds of any Asset Sale, the Company or such Restricted Subsidiary may apply an amount equal to the Net Cash Proceeds from such Asset Sale, at its option:

(1)	to reduce Obligations under the Senior Credit Agreement and, in the case of revolving loans, to correspondingly reduce commitments with respect thereto;

(2)	to reduce Obligations under Indebtedness (other than Subordinated Indebtedness) that is secured by a Lien, which Lien is permitted by the Indenture and, in the case of revolving loans, to correspondingly reduce commitments with respect thereto;

(3)	to reduce Obligations under (x) Pari Passu Indebtedness of the Company or the Guarantors (provided that if the Company or any Guarantor shall so reduce such Obligations under Pari Passu Indebtedness other than the Notes, the Company will (A) equally and ratably reduce Obligations under the Notes as provided under “—Optional redemption” or through open-market purchases (to the extent such purchases are at or above 100.0% of the principal amount thereof) or (B) make an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders to purchase at a purchase price equal to no less than 100.0% of the principal amount thereof, plus accrued and unpaid interest, if any, the principal amount of Notes that would be redeemed under clause (A) above) or (y) Indebtedness of a Non-Guarantor Subsidiary, in each case, other than Indebtedness owed to the Company or another Restricted Subsidiary (and, in the case of revolving loans, to correspondingly reduce commitments with respect thereto);

(4)	to make an investment in any one or more businesses (provided that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of the Company), assets (other than working capital assets), or property or capital expenditures, in each case used or useful in a Similar Business;

(5)	to make an investment in any one or more businesses (provided that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of the Company), properties (other than working capital assets) or assets (other than working capital assets) that replace the businesses, properties and/or assets that are the subject of such Asset Sale; or

(6)	any combination of the foregoing;

provided that (x) the Company and its Restricted Subsidiaries will be deemed to have applied the Net Cash Proceeds pursuant to the provisions described in clauses (4) and (5) of this paragraph if and to the extent that, within 540 days after the receipt of the Net Cash Proceeds of an Asset Sale, the Company or a Restricted Subsidiary, as applicable, has entered into and not abandoned or rejected a binding agreement to make an investment pursuant to the provision described in clauses (4) and (5) of this paragraph, and that investment is thereafter completed within 720 days following receipt of such Net Cash Proceeds (provided, that if such investment relates to an acquisition by the Company or any of its Restricted Subsidiaries (whether as a result of an Investment, an Asset Swap Transaction or otherwise) and as of the last day of such 540 day period or 720 day period, as applicable (as each such period may be extended pursuant to this proviso), the sole unsatisfied condition precedent to closing such acquisition (other than any condition that by its terms cannot be satisfied prior to the closing date thereof and immaterial conditions relating to the delivery of certificates, legal opinions and other closing documentation) is the issuance by the FCC of a Final Order with respect to such acquisition, each period specified above shall be extended by a further 90 days) and (y) the Company or any Restricted Subsidiary may elect to make an investment pursuant to clause (4) or (5) above prior to receiving Net Cash Proceeds attributable to any given Asset Sale (provided that such investment shall be made no earlier than the earliest of notice to the Trustee of the relevant Asset Sale, execution of a definitive agreement for the relevant Asset Sale, and consummation of the relevant Asset Sale) and deem the amount so invested to be applied pursuant to and in accordance with either or both of such clauses with respect to such Asset Sale.

Pending the final application of any such amount of Net Cash Proceeds, the Company or such Restricted Subsidiary may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest or utilize such Net Cash Proceeds in any manner not prohibited by the Indenture. The Indenture provides that any amount of the Net Cash Proceeds from any Asset Sale that is not invested or applied as provided and within the time period set forth in the second paragraph of this covenant will be deemed to constitute “Excess Proceeds;” provided that any amount of proceeds offered to holders pursuant to clause (3)(x) above or pursuant to an Asset

Sale Offer made at any time after the Asset Sale shall be deemed to have been applied as required and shall not be deemed to be Excess Proceeds without regard to the extent to which such offer is accepted by the holders. When the aggregate amount of Excess Proceeds exceeds $50.0 million, the Company shall make an offer (an “Asset Sale Offer”) to all Holders of Notes and, if required by the terms of any Pari Passu Indebtedness, to all holders of such Pari Passu Indebtedness, to purchase the maximum principal amount of such Notes and Pari Passu Indebtedness, as appropriate, on a pro rata basis, that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof (or in the event such Pari Passu Indebtedness was issued with original issue discount, 100.0% of the accreted value thereof), plus accrued and unpaid interest and additional interest, if any (or such lesser price, if any, as may be provided by the terms of such Pari Passu Indebtedness), to (but not including) the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture and the agreement governing such Pari Passu Indebtedness. The Company will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceed $50.0 million by transmitting electronically or by mailing to the Holders the notice required pursuant to the terms of the Indenture, with a copy to the Trustee or otherwise in accordance with the procedures of DTC. The Company may satisfy the foregoing obligations with respect to such Net Cash Proceeds from an Asset Sale by making an Asset Sale Offer with respect to such Net Cash Proceeds at any time prior to the expiration of the application period or by electing to make an Asset Sale Offer with respect to such Net Cash Proceeds before the Excess Proceeds exceed $50.0 million.

To the extent that the aggregate amount of Notes and any other Pari Passu Indebtedness tendered or otherwise surrendered in connection with an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and Pari Passu Indebtedness tendered or otherwise surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and the Company or its agent shall select such Pari Passu Indebtedness to be purchased in the manner described below. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero. To the extent the Excess Proceeds exceed the outstanding aggregate principal amount of the Notes (and, if required by the terms thereof, all Pari Passu Indebtedness), the Company need only make an Asset Sale Offer up to the outstanding aggregate principal amount of Notes (and any such Pari Passu Indebtedness), and any additional Excess Proceeds shall not be subject to this covenant and shall be permitted to be used for any purpose in the Company’s discretion.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws or regulations are applicable in connection with the purchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

The provisions under the Indenture relating to the Company’s obligation to make an offer to purchase the Notes as a result of an Asset Sale, including the definition of “Asset Sale,” may be waived or modified at any time (including after Net Cash Proceeds have been received) with the written consent of the Holders of a majority in principal amount of the Notes then outstanding.

The Senior Credit Agreement prohibits or limits, and future credit agreements or other agreements to which the Company becomes a party may prohibit or limit, the Company from purchasing any Notes pursuant to this Asset Sale covenant. In the event the Company is prohibited from purchasing the Notes, the Company could seek the consent of its lenders to the purchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such consent or repay such borrowings, it will remain prohibited from purchasing the Notes. In such case, the Company’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture.

If more Notes are tendered pursuant to an Asset Sale Offer than the Company is required to purchase, selection of such Notes for purchase will be made in compliance with the requirements of the principal national securities exchange, if any, on which such Notes are listed (to the extent the Trustee knows of such listing) or if such Notes are not listed, on a pro rata basis (with adjustments so that only Notes in denominations of the minimum denomination of $2,000 or integral multiples of $1,000 in excess thereof shall be purchased), by lot or by such other method as the Trustee shall deem fair and appropriate (and in such manner as complies with applicable legal requirements); provided that the selection of Notes for purchase shall not result in a Noteholder with a principal amount of Notes less than the minimum denomination of $2,000. No Note will be repurchased in part if less than the minimum denomination of such Note would be left outstanding.

Notices of an Asset Sale Offer shall be mailed by first class mail, postage prepaid, or sent electronically, at least 10 but not more than 60 days before the purchase date to each Holder of Notes at such Holder’s registered address or otherwise in accordance with DTC procedures, except that such notice may be delivered more than 60 days prior to the purchase date if such purchase is delayed because the receipt by the Company of the relevant Net Cash Proceeds has been delayed, in which case the purchase date shall be the date on which the Net Cash Proceeds are received. If any Note is to be purchased in part only, any notice of purchase that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased.

A new Note in principal amount equal to the unpurchased portion of any Note purchased in part will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the purchase date, unless the Company defaults in payment of the purchase price, interest shall cease to accrue on Notes or portions thereof purchased.

Transactions with affiliates

The Indenture provides that the Company will not, and does not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each of the foregoing, an “Affiliate Transaction”) involving aggregate consideration in excess of $10.0 million, unless:

(a)	such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis; and

(b)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $50.0 million, the Company delivers to the Trustee a resolution adopted in good faith by the majority of the Board of Directors of the Company or any direct or indirect parent of the Company, approving such Affiliate Transaction, together with an Officer’s Certificate certifying such resolution.

For purposes of the immediately preceding paragraph, any Affiliate Transaction shall be deemed to have satisfied the requirements set forth in the immediately preceding paragraph if such Affiliate Transaction is approved by a majority of the Disinterested Directors.

The foregoing provisions do not apply to the following:

(1)	(a) transactions between or among the Company and/or any of its Restricted Subsidiaries (or an entity that becomes a Restricted Subsidiary as a result of such transaction) and (b) any merger, amalgamation or consolidation of the Company and any direct or indirect parent of the Company (each a “Holdings Merger”), provided that such parent entity shall have no material liabilities and no material assets other than cash, Cash Equivalents and the Capital Stock of the Company or another parent of the Company and such merger, amalgamation or consolidation is otherwise in compliance with the terms of the Indenture;

(2)	(a) Restricted Payments permitted by the Indenture (including any transaction specifically excluded from the definition of the term “Restricted Payments,” including pursuant to the exceptions contained in the definition thereof and the parenthetical exclusions of such definition) and (b) Permitted Investments;

(3)	transactions in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (a) of the second preceding paragraph;

(4)	payments, loans, advances or guarantees (or cancellation of loans, advances or guarantees) to future, present or former employees, officers, directors, managers, consultants or independent contractors of the Company or any Subsidiary or any Related License Corporation (or of any direct or indirect parent of the Company) or guarantees in respect thereof for bona fide business purposes or in the ordinary course of business;

(5)	any agreement or arrangement as in effect as of the Issue Date or as thereafter amended, supplemented or replaced (to the extent such amendment, supplement or replacement agreement is not materially more disadvantageous to the Holders, in the good faith judgment of the Company, when taken as a whole as compared to the original agreement as in effect on the Issue Date) or any transaction or payments contemplated thereby;

(6)	the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of any stockholders or similar agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date or similar transactions, arrangements or agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under, any future amendment to any such existing transaction, arrangement or agreement or under any similar transaction, arrangement or agreement entered into after the Issue Date shall only be permitted by this clause (6) to the extent that the terms of any such existing transaction, arrangement or agreement, together with all amendments thereto, taken as a whole, or new transaction, arrangement or agreement are not otherwise more disadvantageous to the Holders in any material respect, in the good faith judgment of the Company, when taken as a whole as compared with the original transaction, arrangement or agreement as in effect on the Issue Date;

(7)	transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case, in the ordinary course of business and otherwise in compliance with the terms of the Indenture, which are fair to the Company and its Restricted Subsidiaries (as reasonably determined by the Company) or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party (as reasonably determined by the Company);

(8)	any transaction effected as part of a Qualified Receivables Financing;

(9)	the sale, issuance or transfer of Equity Interests (other than Disqualified Stock) of the Company;

(10)	any contribution to the capital of the Company (other than Disqualified Stock) or any investments by a direct or indirect parent of the Company in Equity Interests (other than Disqualified Stock) of the Company (and payment of reasonable out-of-pocket expenses Incurred by a direct or indirect parent of the Company in connection therewith);

(11)	any transaction with a Person (other than an Unrestricted Subsidiary) that would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary owns an Equity Interest in or otherwise controls such Person; provided that, no Affiliate of the Company or any of its Subsidiaries other than the Company or a Restricted Subsidiary shall have a beneficial interest or otherwise participate in such Person;

(12)	transactions between the Company or any of its Restricted Subsidiaries and any Person that would constitute an Affiliate Transaction solely because such Person is a director or such Person has a director which is also a director of the Company or any direct or indirect parent of the Company; provided, however, that such director abstains from voting as a director of the Company or such direct or indirect parent of the Company, as the case may be, on any matter involving such other Person;

(13)	the entering into of any tax sharing agreement or arrangement;

(14)	transactions to effect the Transactions and the payment of all transaction, underwriting, commitment and other fees and expenses related to the Transactions;

(15)	pledges of Equity Interests of Unrestricted Subsidiaries;

(16)	the issuances of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, equity purchase agreements, stock options and stock ownership plans or similar employee benefit plans approved by the Board of Directors of the Company or of a direct or indirect parent of the Company or of a Restricted Subsidiary, as appropriate, in good faith;

(17)	(i) any employment, consulting, service or termination agreement, or customary reimbursement and indemnification arrangements, entered into by the Company or any of its Restricted Subsidiaries with current, former or future officers, directors, employees, managers, consultants and independent contractors of the Company or any of its Subsidiaries or any Related License Corporation (or of any direct or indirect parent of the Company to the extent such agreements or arrangements are in respect of services performed for the Company or any of Subsidiaries or any Related License Corporation), (ii) any subscription agreement or similar agreement pertaining to the repurchase of Equity Interests pursuant to put/call rights or similar rights with current, former or future officers, directors, employees, managers, consultants and independent contractors of the Company or any of its Subsidiaries or of any direct or indirect parent of the Company or of any Related License Corporation and (iii) any payment of compensation or other employee compensation, benefit plan or arrangement, any health, disability or similar insurance plan which covers current, former or future officers, directors, employees, managers, consultants and independent contractors of the Company or any of its Subsidiaries or any direct or indirect parent of the Company or any Related License Corporation (including amounts paid pursuant to any management equity plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, stock option or similar plans and any successor plan thereto and any supplemental executive retirement benefit plans or arrangements), in each case, in the ordinary course of business or as otherwise approved in good faith by the Board of Directors of the Company or of a Restricted Subsidiary or a direct or indirect parent of the Company, as appropriate;

(18)	investments by Affiliates in Indebtedness or Equity Interests of the Company or any of its Subsidiaries (and payment of reasonable out-of-pocket expenses incurred by any direct or indirect parent of the Company in connection therewith), so long as non-Affiliates were also offered the opportunity to invest in such Indebtedness or Equity Interests, and transactions with Affiliates solely in their capacity as holders of Indebtedness or Equity Interests of the Company or any of its Subsidiaries, to the extent such transaction is with all holders of such class (and there are such non-Affiliate holders) and such Affiliates are treated no more favorably than all other holders of such class generally;

(19)	the existence of, or the performance by the Company or any of its Restricted Subsidiaries of their obligations under the terms of, any customary registration rights agreement to which they are a party or become a party in the future;

(20)	transactions with joint ventures for the purchase or sale of goods, equipment and services entered into in the ordinary course of business;

(21)	any lease entered into between the Company or any Restricted Subsidiary and any Affiliate of the Company in the ordinary course of business;

(22)	intellectual property licenses in the ordinary course of business;

(23)	[intentionally omitted];

(24)	any agreements or arrangements entered into in connection with any transaction permitted pursuant to clause (21) of the second paragraph of the covenant described under the heading “—Limitation on restricted payments” or clauses (x) or (y) of the definition of Asset Sale; and

(25)	transactions between the Company or any Restricted Subsidiary and any Related License Corporation consistent with customary industry practices as determined by the Company in good faith, made in the ordinary course of business or made pursuant to a Related License Corporation Management Agreement.

Liens

The Indenture provides that the Company will not, and does not permit any Guarantor to, directly or indirectly, create, Incur or suffer to exist any Lien securing Indebtedness (other than Permitted Liens) on any asset or property of the Company or such Guarantor, unless (1) in the case of Liens securing Subordinated Indebtedness, the Notes and any applicable Guarantee are secured by a Lien on such property or assets and the proceeds thereof that is senior in priority to such Liens; or (2) in all other cases, the Notes and the applicable Guarantee are secured by a Lien on such property or assets and the proceeds thereof equally and ratably with or prior to such Liens.

Any Lien which is granted to secure the Notes or such Guarantee under the preceding paragraph shall be automatically and unconditionally released and discharged at the same time as the release of the Lien (other than a release following enforcement of remedies in respect of such Lien or the Obligations secured by such Lien) that gave rise to the obligation to secure the Notes or such Guarantee under the preceding paragraph.

With respect to any Lien securing Indebtedness that was permitted to secure such Indebtedness at the time of the Incurrence of such Indebtedness, such Lien shall also be permitted to secure any Increased Amount of such Indebtedness. The “Increased Amount” of any Indebtedness shall mean any increase in the amount of such Indebtedness in connection with any accrual of interest, the accretion of accreted value, the accretion or amortization of original issue discount, the payment of interest in the form of additional Indebtedness with the same terms, accretion of original issue discount or liquidation preference, the Related Costs Incurred or payable in connection therewith and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Indebtedness.

Reports and other information

The Indenture provides that so long as any Notes are outstanding notwithstanding that following the Issue Date the Company may not be required to be or remain subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, the Company will file with the SEC (unless such filing is not permitted under the Exchange Act or by the SEC), so long as the Notes are outstanding, the annual reports, information, documents and other reports that the Company is required to file with the SEC pursuant to such Section 13(a) or 15(d) or would be so required to file if the Company were so subject (the “Required Filing Dates”); provided that at any time the Company is not required to be subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act and the Company is not permitted by the Exchange Act or the SEC to file with the SEC the annual reports, information, documents and other reports that it would be required to file if it were subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, the Company will within 15 days of each Required Filing Date provide to the Trustee and, upon request, to Holders a copy of all of the information and reports (without exhibits) it would have been required to file with the SEC pursuant to Section 13(a) or 15(d) if it were so subject.

Delivery of these reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of them will not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers’ Certificates).

Future guarantors

If, after the Issue Date, (a) any Restricted Subsidiary that is a Domestic Subsidiary (including any newly formed, newly acquired or newly redesignated Restricted Subsidiary, but excluding any Receivables Subsidiary)

that is not then a Guarantor enters into any guarantee of or otherwise Incurs any Indebtedness under the Senior Credit Agreement or guarantees any capital markets Indebtedness of the Company or any of its Restricted Subsidiaries with an aggregate principal amount in excess of $150.0 million (“Certain Capital Markets Debt”) or (b) the Company otherwise elects to have any Restricted Subsidiary become a Guarantor, then, in each such case, the Company shall cause such Restricted Subsidiary, (in the case of clause (a)) within 25 Business Days of the date that such Indebtedness has been guaranteed, to execute and deliver to the Trustee a supplemental indenture pursuant to which such Restricted Subsidiary shall become a Guarantor under the Indenture governing the Notes providing for a Guarantee by such Restricted Subsidiary that (in the case of clause (a)) ranks pari passu (on an unsecured basis) with such Indebtedness or such guarantee of such Indebtedness under the Senior Credit Agreement or such Certain Capital Markets Debt so Incurred or provided by such Restricted Subsidiary.

Each Guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Restricted Subsidiary without rendering the Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Each Guarantee shall be released upon the terms and in accordance with the provisions of the Indenture described under “—Guarantees.”

Merger, consolidation or sale of all or substantially all assets

The Indenture provides that the Company may not consolidate, merge or amalgamate with or into or wind up into (whether or not the Company is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to any Person unless:

(1)	the Company is the surviving Person or the Person formed by or surviving any such consolidation, merger, amalgamation or winding up (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (the Company or such Person, as the case may be, being herein called the “Successor Company”);

(2)	the Successor Company (if other than the Company) expressly assumes all the obligations of the Company under the Indenture and the Notes pursuant to supplemental indentures or other documents or instruments;

(3)	immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(4)	immediately after giving Pro Forma Effect to such transaction and any related transactions, either:

(a)	the Company (or, if applicable, the Successor Company) would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Total Net Debt Ratio test set forth in the first paragraph of the covenant described under “—Certain covenants—Limitation on incurrence of indebtedness and issuance of disqualified stock and preferred stock” or

(b)	the Consolidated Total Net Debt Ratio of the Company (or, if applicable, the Successor Company thereto) would be equal to or less than the Consolidated Total Net Debt Ratio of the Company immediately prior to giving Pro Forma Effect to such transaction and any related transactions;

(5)	if the Successor Company is other than the Company, each Guarantor, unless it is the other party to the transactions described above, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person’s obligations under the Indenture and the Notes; and

(6)	the Company shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger, amalgamation or disposition complies with the provisions described in this paragraph; provided that (x) in giving such opinion such counsel may rely on an Officer’s Certificate as to compliance with the foregoing clauses (3) and (4) and as to matters of fact, and (y) no Opinion of Counsel will be required for a transaction described in the second sentence of the immediately following paragraph.

The Successor Company will succeed to, and be substituted for, the Company under the Indenture and the Notes, and the Company will automatically be released and discharged from its obligations under the Indenture and the Notes. Notwithstanding the foregoing clauses (3) and (4), (a) the Company may consolidate or amalgamate with, merge into or sell, assign, transfer, lease, convey or otherwise dispose of all or part of its properties and assets to any Guarantor, (b) the Company may merge, consolidate or amalgamate with an Affiliate of the Company incorporated or organized solely for the purpose of reincorporating or reorganizing the Company in another state of the United States, the District of Columbia or any territory of the United States to the extent the principal amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby (unless such increase is permitted by the Indenture), (c) the Company may convert (including by way of merger, consolidation or amalgamation) into a corporation, partnership, limited partnership, limited liability company or trust organized or existing under the laws of a jurisdiction in the United States, (d) the Company or Guarantor may change its name and (e) any Restricted Subsidiary may merge, amalgamate or consolidate into the Company.

The Indenture further provides that, subject to certain provisions in the Indenture governing release of a Guarantee upon the sale or disposition of a Restricted Subsidiary of the Company that is a Guarantor, each Guarantor will not, and the Company will not permit any Guarantor to, consolidate, merge or amalgamate with or into or wind up into (whether or not such Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless such consolidation, merger, amalgamation, winding up, sale, assignment, transfer, lease, conveyance or other disposition is made in compliance with the covenant described under “—Asset sales” or does not constitute an Asset Sale (other than pursuant to clause (b) of such definition), or unless:

(1)	such Guarantor is the surviving Person or the Person formed by or surviving any such consolidation, merger, amalgamation or winding up (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership, limited partnership, limited liability company or trust organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Guarantor or such Person, as the case may be, being herein called the “Successor Guarantor”);

(2)	the Successor Guarantor (if other than such Guarantor) expressly assumes all the obligations of such Guarantor under the Indenture and such Guarantor’s Guarantee pursuant to a supplemental indenture or other documents or instruments; and

(3)	the Successor Guarantor (if other than such Guarantor) shall have delivered or caused to be delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger, amalgamation or disposition complies with the provisions described in this paragraph; provided that (x) in giving such opinion such counsel may rely on an Officer’s Certificate as to matters of fact, and (y) no Opinion of Counsel will be required for a transaction described in the second sentence of the immediately following paragraph.

Subject to certain limitations described in the Indenture, the Successor Guarantor will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor’s Guarantee, and such Guarantor will automatically be released and discharged from its obligations under the Indenture and such Guarantor’s Guarantee. Notwithstanding the foregoing, (1) a Guarantor may merge, consolidate or amalgamate with an Affiliate of the Company incorporated or organized solely for the purpose of reincorporating or reorganizing such Guarantor in another state of the United States, the District of Columbia or any territory of the United States, to the extent the principal amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby (unless such increase is permitted by the Indenture), (2) a Guarantor may consolidate, merge or amalgamate with or into or wind up into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties and assets to, another Guarantor or the Company, (3) a Guarantor may convert (including by way of merger, consolidation or amalgamation) into a corporation, partnership, limited partnership, limited liability company or trust organized or existing under the laws of the jurisdiction of organization of such Guarantor or the laws of a jurisdiction in the United States, (4) a Guarantor may change its name and (5) any Restricted Subsidiary may merge, amalgamate or consolidate into any Guarantor, provided, in the case of this clause (5), that the surviving Person is or becomes a Guarantor upon consummation of such merger, amalgamation or consolidation.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.

Financial Calculations for Limited Condition Acquisitions

The Indenture provides that, in connection with any Limited Condition Acquisition and any related transactions (including any financing thereof), at the Company’s election, (a) compliance with any requirement relating to absence of Default or Event of Default may be determined as of the date a definitive agreement for such Limited Condition Acquisition is entered into (the “effective date”) and not as of any later date as would otherwise be required under the Indenture, and (b) any calculation of the Consolidated Senior Secured Net Debt Ratio, the Consolidated Total Net Debt Ratio, or any amount based on a percentage of Consolidated Total Assets, or any other determination under any basket or ratio under the Indenture, may be made as of such effective date and, to the extent so made, will not be required to be made at any later date as would otherwise be required under the Indenture, giving Pro Forma Effect to such Limited Condition Acquisition and any related transactions (including any Incurrence of Indebtedness and the use of proceeds thereof). The Indenture also provides that, if the Company makes such an election, any subsequent calculation of any such ratio and/or percentage (unless the definitive agreement for such Limited Condition Acquisition expires or is terminated without its consummation) shall be calculated on an equivalent Pro Forma Basis. As used herein, the term “Limited Condition Acquisition” means any acquisition by one or more of the Company and its Restricted Subsidiaries of any assets, business or Person or any other Investment permitted by the Indenture whose consummation is not conditioned on the availability of, or on obtaining, third party financing.

Defaults

An Event of Default is defined in the Indenture as:

(1)	a default in any payment of interest on any Note when due continued for 30 days,

(2)	a default in the payment of principal or premium, if any, of any Note when due at its Stated Maturity, upon optional redemption, upon required purchase, upon acceleration or otherwise,

(3)

the failure by the Company or any of its Restricted Subsidiaries to comply for 60 days after receipt of written notice referred to below with any of its obligations, covenants or agreements (other than a default referred to in clauses (1) or (2) above) contained in the Notes or the Indenture; provided that in the case of a failure to comply with the Indenture provisions described under “—Certain covenants—Reports and other information,” such period of continuance of such default or breach shall be 180 days after written notice described in this clause (3) has been given,

(4)	the failure by the Company or any Restricted Subsidiary to pay the principal amount of any Indebtedness for borrowed money (other than Indebtedness for borrowed money owing to the Company or a Restricted Subsidiary of the Company) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, in each case, if the total amount of such Indebtedness unpaid at final maturity or accelerated exceeds $100.0 million or its foreign currency equivalent,

(5)	certain events of bankruptcy or insolvency of the Company or a Significant Subsidiary (the “bankruptcy provisions”),

(6)	failure by the Company or any Significant Subsidiary to pay final and non-appealable judgments aggregating in excess of $100.0 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent insurance companies), which judgments are not discharged, waived or stayed for a period of 60 days after such judgment becomes final and, in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed (the “judgment default provision”), or

(7)	the Guarantee of a Significant Subsidiary ceases to be in full force and effect (except as contemplated by the terms thereof or of the Indenture), or any Guarantor that is a Significant Subsidiary denies in writing that it has any further liability under its Guarantee or gives written notice to such effect, other than by reason of the termination or discharge of the Indenture or the release of any such Guarantee in accordance with the Indenture, and such Default continues for 10 days.

The foregoing constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clause (3) of the first paragraph above will not constitute an Event of Default until the Trustee or the Holders of at least 25% in principal amount of outstanding Notes (which contain such defaults) notify in writing the Company of the default and such default is not cured within the times specified in clause (3) of the first paragraph above after receipt of such notice.

The Trustee shall not be charged with knowledge of any Default or Event of Default with respect to the Notes unless a written notice of such Default or Event of Default shall have been given to a Responsible Officer of the Trustee by the Company or any Holder of Notes.

If an Event of Default (other than a Default relating to certain events of bankruptcy or insolvency of the Company) occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes (which contain such defaults) by written notice to the Company may declare the principal of, premium, if any, and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy or insolvency of the Company occurs, the principal of, premium, if any, and interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. Under certain circumstances, the Holders of a majority in principal amount of outstanding Notes (which contain such defaults) may rescind any such acceleration with respect to the Notes and its consequences.

The Holders of a majority in aggregate principal amount of the then outstanding Notes (which contain such defaults) by notice to the Trustee may, on behalf of the Holders of all of the Notes (which contain such defaults), waive, rescind or cancel any declaration of an existing or past Default or Event of Default and its consequences under the Indenture if such waiver, rescission or cancellation would not conflict with any judgment or decree, except a continuing Default or Event of Default in the payment of interest on, or the principal of, the applicable Notes (other than such nonpayment of principal or interest that has become due as a result of such acceleration). Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of the Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

In the event of any Event of Default specified in clause (4) of the first paragraph above, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) will be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if prior to 20 days after such Event of Default arose, the Company delivers an Officer’s Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has otherwise been cured.

In case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders unless such Holders have provided the Trustee with indemnity or security satisfactory to it against any loss, liability or expense. Except to institute suit for the enforcement of payment of principal and interest on any Note of such Holder or after the respective Stated Maturity for such principal or interest payment dates for such interest expressed in such Note, no Holder may pursue any remedy with respect to the Indenture or the Notes unless:

(1)	such Holder (which holds Notes containing such default) has previously given the Trustee written notice that an Event of Default is continuing,

(2)	Holders of at least 25% of the aggregate principal amount of the outstanding Notes (which contain such defaults) have requested in writing the Trustee to pursue the remedy,

(3)	such Holders have offered the Trustee security or indemnity reasonably satisfactory to it in respect of any loss, liability or expense,

(4)	the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and

(5)	the Holders of a majority in principal amount of the outstanding Notes (which contain such default) have not given the Trustee a written direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the Holders of a majority in principal amount of outstanding Notes (which contain the applicable default) are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to security or indemnification satisfactory to it in its sole discretion against all losses, liabilities and expenses that may be caused by taking or not taking such action.

The Indenture provides that if a Default occurs and is continuing and a Responsible Officer of the Trustee has received written notice thereof, the Trustee must deliver to each Holder notice of the Default within 90 days after it is known to the Trustee. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any Note, the Trustee may withhold notice if and to the extent a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the Holders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year of the Company ending after the Issue Date, a certificate regarding compliance with the Indenture. Upon any Officer of the Company becoming aware of any Default or Event of Default, the Company also is required to deliver to the Trustee, within 30 days after such Officer becoming aware of such Default or Event of Default, an Officer’s

Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

Amendments and waivers

Subject to certain exceptions, the Indenture, the Notes and the Guarantees may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes) and any existing or past Default or compliance with any provisions of such documents may be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding, in each case, other than Notes beneficially owned by the Company or its Affiliates (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes); provided that (x) if any such amendment or waiver will only affect one series of Notes (or less than all series of Notes) then outstanding under the Indenture, then only the consent of the Holders of a majority in principal amount of the Notes of such series then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes) shall be required and (y) if any such amendment or waiver by its terms will affect a series of Notes in a manner different and materially adverse relative to the manner such amendment or waiver affects other series of Notes, then the consent of the Holders of a majority in principal amount of the Notes of such series then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes) shall be required. However, without the consent of each Holder of an outstanding Note of any series affected (including, for the avoidance of doubt, any Notes held by Affiliates), no amendment, supplement or waiver pursuant to the Indenture may:

(1)	reduce the percentage of the aggregate principal amount of Notes whose Holders must consent to an amendment, supplement or waiver,

(2)	reduce the rate of or extend the time for payment of interest on any Note,

(3)	reduce the principal of or change the Stated Maturity of any Note,

(4)	waive a Default in the payment of principal of or premium, if any, or interest on the Notes, except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration,

(5)	reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under “—Optional redemption,”

(6)	make any Note payable in money other than that stated in such Note,

(7)	modify the legal right of any Holder of any Note to receive payment of principal of and interest on such Note on or after the respective Stated Maturity for such principal or interest payment dates for such interest expressed in such Note, or to institute suit for the enforcement of any such payment on or after such respective Stated Maturity or interest payment dates, or

(8)	make any change in the amendment or waiver provisions of the Indenture that require each Holder’s consent, as described in clauses (1) through (7) of this sentence.

Without the consent of any Holder, the Company, any Guarantor (with respect to its Guarantee of the Notes) and the Trustee may amend or supplement the Indenture, the Notes and the Guarantees:

(1)	to cure any ambiguity, omission, mistake, defect or inconsistency,

(2)

to conform the text of the Indenture (including any supplemental indenture or other instrument pursuant to which Notes are issued), the Guarantees or the Notes (including any Additional Notes) to this “Description of Notes” or, with respect to any Additional Notes and any supplemental indenture or other instrument pursuant to which such Additional Notes are issued, to the “Description of Notes” relating to the issuance of such Additional Notes solely to the extent that such “Description of Notes”

provides for terms of such Additional Notes that differ from the terms of the initial Notes, as contemplated by “—General” above,

(3)	to comply with the covenant described under “—Certain covenants—mergers, consolidation or sales of all or substantially all assets,”

(4)	to provide for the assumption by a successor Person of the obligations of the Company or any Guarantor under the Indenture and the Notes or Guarantee, as the case may be,

(5)	to provide for uncertificated Notes in addition to or in place of certificated Notes,

(6)	to add Guarantees with respect to the Notes,

(7)	to secure the Notes,

(8)	to confirm and evidence the release, termination or discharge of any Guarantee or Lien with respect to or securing the Notes when such release, termination or discharge is provided for under the Indenture or the Notes,

(9)	to add to the covenants of the Company for the benefit of the Holders or to surrender any right or power conferred upon the Company or any Guarantor,

(10)	to make any change that does not adversely affect the rights of any Holder in any material respect,

(11)	to comply with any requirement of the SEC in connection with the qualification of the Indenture under the TIA,

(12)	to make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes as permitted by the Indenture, including, without limitation, to facilitate the issuance and administration of the Notes; provided, however, that (i) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of Holders to transfer Notes,

(13)	to evidence and provide for the acceptance of appointment by a successor Trustee, provided that the successor Trustee is otherwise qualified and eligible to act as such under the terms of the Indenture, or

(14)	to provide for or confirm the issuance of Additional Notes.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

No personal liability of directors, officers, employees and stockholders

No manager, managing director, director, officer, employee, incorporator or holder of any equity interests in the Company, any Subsidiary, any direct or indirect parent of the Company or any Related License Corporation, as such, will have any liability for any obligations of the Company or any Guarantor under the Notes or the Indenture or any Guarantee or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

Transfer and exchange

A Noteholder may transfer or exchange Notes in accordance with the Indenture. Upon any transfer or exchange, the registrar and the Trustee may require a Noteholder, among other things, to furnish appropriate endorsements or transfer documents and the Company may require a Noteholder to pay any taxes required by law or permitted by the Indenture. The registrar will not be required to transfer or exchange any Note selected for redemption (except in the case of a Note to be redeemed in part, the portion of the Note not to be redeemed) or to transfer or exchange any Note for a period of 15 days prior to a selection of Notes to be redeemed or tendered and not withdrawn in connection with a Change of Control Offer or an Asset Sale Offer. The Notes are issued in registered form and the registered Holder of a Note will be treated as the owner of such Note for all purposes.

Satisfaction and discharge

The Indenture and all the Notes will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of Notes, as expressly provided for in the Indenture) when:

(1)	either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all of the Notes not previously delivered to the Trustee for cancellation (i) have become due and payable, (ii) will become due and payable at their Stated Maturity within one year or (iii) have been called for redemption or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee money or U.S. Government Obligations in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit (in the case of Notes that have become due and payable), redemption or their Stated Maturity, as the case may be;

(2)	the Company and/or the Guarantors have paid all other sums payable under the Indenture; and

(3)	the Company has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with; provided that any such counsel may rely on any Officer’s Certificate as to matters of fact (including as to compliance with the foregoing clauses (1) and (2)).

Defeasance

The Company at any time may terminate all of its obligations under the Notes and the Indenture and have each Guarantor’s obligation discharged with respect to its Guarantee (“legal defeasance”) and cure all then-existing Events of Default, except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Company at any time may terminate its obligations and those of each Guarantor under certain covenants that are described in the Indenture, including the covenants described under “—Certain covenants,” the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries, the judgment default provision described under “—Defaults” and the undertakings and covenants contained under “—Change of control triggering event” and “—Certain covenants—Merger, consolidation or sale of all or substantially all assets” (other than clauses (1) and (2) of the first paragraph thereof) (“covenant defeasance”). If the Company exercises its legal defeasance option or its covenant defeasance option, each Guarantor will be released from all of its obligations with respect to its Guarantee.

The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (3) (with respect to any Default by the Company or any of its Restricted Subsidiaries with any of its obligations under the covenants described under “—Certain covenants”), (4), (5) (with respect only to Significant Subsidiaries), (6) or (7) under “—Defaults.”

In order to exercise either defeasance option, the Company must irrevocably deposit or cause to be deposited in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations (sufficient in the opinion of a nationally-recognized certified public accounting firm) for the payment of principal, premium (if any) and interest on the applicable issue of Notes to redemption or maturity, as the case may be; provided that if such redemption is made pursuant to the provisions described in the second paragraph under “—Optional redemption,” then: (x) the amount of money or U.S. Government Obligations that the Company must irrevocably deposit or cause to be deposited will be determined using an assumed Notes Applicable Premium for the Notes calculated as of the date of such deposit, as calculated by the Company in good faith, and (y) the Company must irrevocably deposit or cause to be deposited additional money in trust on the redemption date as necessary to pay the Applicable Premium for the Notes as determined as of the date of the applicable redemption notice; provided, further, that the Company must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or change in applicable U.S. federal income tax law). Notwithstanding the foregoing, the Opinion of Counsel required by the immediately preceding sentence with respect to a legal defeasance need not be delivered if all Notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable, (y) will become due and payable at their Stated Maturity within the same calendar year or (z) have been called for redemption within the same calendar year.

Notices

Notices given by publication will be deemed given on the first date on which publication is made and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing; notices personally delivered will be deemed given at the time delivered by hand; notices given by facsimile or email will be deemed given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the earlier of (x) at the opening of business on the next Business Day for the recipient and (y) when receipt is acknowledged by the recipient); and notices given by overnight air courier guaranteeing next day delivery will be deemed given the next Business Day after timely delivery to the courier.

Concerning the trustee

The Bank of New York Mellon Trust Company, N.A. is the Trustee under the Indenture and has been appointed by the Company as registrar and a paying agent with regard to the Notes.

The Indenture contains certain limitations on the rights of the Trustee thereunder, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Indenture provides that the Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of such person’s own affairs. The Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of the Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The Indenture provides that it and the Notes and the Guarantees are governed by, and construed in accordance with, the laws of the State of New York.

Certain definitions

“Acquired EBITDA” means, with respect to any Acquired Entity or Business or any Converted Restricted Subsidiary (any of the foregoing, a “Pro Forma Entity”) for any period, the amount for such period of Consolidated EBITDA of such Pro Forma Entity (determined as if references to the Company and its Restricted Subsidiaries in the definition of the term “Consolidated EBITDA” and in each definition embedded therein were references to such Pro Forma Entity and its Subsidiaries which will become Restricted Subsidiaries or Related License Corporations), all as determined on a consolidated basis for such Pro Forma Entity.

“Acquired Indebtedness” means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged, amalgamated or consolidated with or into or became a Restricted Subsidiary of such specified Person, whether or not such Indebtedness is Incurred in connection with, or in contemplation of, such other Person merging, amalgamating or consolidating with or into, or becoming a Subsidiary of such specified Person, and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Acquisition Indebtedness” means, Indebtedness of (A) the Company or any Restricted Subsidiary Incurred to finance or refinance, or otherwise Incurred in connection with, any acquisition of any assets (including Capital Stock), business or Person, or any merger, amalgamation or consolidation of any Person with or into the Company or any Restricted Subsidiary, or (B) any Person that is acquired by or merged, amalgamated or consolidated with or into the Company or any Restricted Subsidiary (including Indebtedness thereof Incurred in connection with any such acquisition, merger, amalgamation or consolidation).

“Affiliate” of any specified Person means any other Person directly or indirectly Controlling or Controlled by or under direct or indirect common Control with such specified Person. “Control” (including, with correlative meanings, the terms “Controlling,” “Controlled by” and “under common Control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Asset Sale” means:

(1)	the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a Sale/Leaseback Transaction) of the Company or any Restricted Subsidiary or

(2)	the issuance or sale of Equity Interests (other than Preferred Stock of Restricted Subsidiaries issued in compliance with the covenant described under “—Certain covenants—Limitations on incurrence of indebtedness and issuance of disqualified stock and preferred stock” and directors’ qualifying shares or shares or interests required to be held by foreign nationals or other third parties to the extent required by applicable law) of any Restricted Subsidiary (other than to the Company or another Restricted Subsidiary) (whether in a single transaction or a series of related transactions),

(each of the foregoing referred to in this definition as a “disposition”), in each case, other than:

(a)	a sale, exchange or other disposition of cash, Cash Equivalents or Investment Grade Securities, or of obsolete, damaged, unnecessary, unsuitable or worn out equipment, or other assets, in the ordinary course of business, or dispositions of property no longer used, useful or economically practicable to maintain in the conduct of the business of the Company and its Restricted Subsidiaries (including allowing any registrations or any applications for registration of any intellectual property to lapse or become abandoned);

(b)	the sale, conveyance, lease or other disposition of all or substantially all of the assets of the Company or any Guarantor in compliance with the provisions described above under “—Certain covenants—Merger, consolidation or sale of all or substantially all assets” or any disposition that constitutes a Change of Control Triggering Event;

(c)	any Restricted Payment that is permitted to be made, and is made, under the covenant described above under “—Certain covenants—Limitation on restricted payments” (including any transaction specifically excluded from the definition of the term “Restricted Payments,” including pursuant to the exceptions contained in the definition thereof and the parenthetical exclusion of such definition) or any Permitted Investment;

(d)	any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary, in a single transaction or series of related transactions, with an aggregate Fair Market Value (on the date a legally binding commitment for such disposition was entered into) of less than $50.0 million;

(e)	any transfer or other disposition of property or assets or issuance or sale of Equity Interests by a Restricted Subsidiary of the Company to the Company or by the Company or a Restricted Subsidiary of the Company to a Restricted Subsidiary of the Company;

(f)	the creation of any Lien permitted under the Indenture;

(g)	any issuance, sale, pledge or other disposition of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(h)	the sale, lease, assignment, license, sublicense or sublease of inventory, equipment, accounts receivable, notes receivable or other current assets held for sale in the ordinary course of business or the conversion of accounts receivable to notes receivable or dispositions of accounts receivable in connection with the collection or compromise thereof;

(i)	the lease, assignment, license, sublicense or sublease of any real or personal property in the ordinary course of business;

(j)	a sale or transfer of accounts receivable, or participations therein, and related assets of the type specified in the definition of “Receivables Financing” to a Receivables Subsidiary in a Qualified Receivables Financing or in factoring or similar transactions;

(k)	a transfer of accounts receivable and related assets of the type specified in the definition of “Receivables Financing” (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Financing;

(l)	[intentionally omitted];

(m)	(i) non-exclusive licenses, sublicenses or cross-licenses of intellectual property or other general intangibles and (ii) exclusive licenses, sublicenses or cross-licenses of intellectual property or other general intangibles in the ordinary course of business of the Company and its Restricted Subsidiaries;

(n)	the sale in a Sale/Leaseback Transaction of any property acquired after the Issue Date within twelve months of the acquisition of such property;

(o)	the surrender or waiver of obligations of trade creditors or customers or other contract rights that were incurred in the ordinary course of business of the Company or any Restricted Subsidiary, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer or compromise, settlement, release or surrender of a contract, tort or other litigation claim, arbitration or other disputes;

(p)	dispositions arising from foreclosures, condemnations, eminent domain, seizure, nationalization or any similar action with respect to assets, dispositions of property subject to casualty events and (except for purposes of calculating Net Cash Proceeds of any Asset Sale under the second and third paragraphs under “—Certain covenants—Asset sales”) dispositions necessary or advisable (as determined by the Company in good faith) in order to consummate any acquisition of any Person, business or assets;

(q)

(i) dispositions of Investments (including Equity Interests) in joint ventures to the extent required by, or made pursuant to customary buy/sell arrangements or rights of first refusal between, the joint venture parties set forth in joint venture arrangements and similar binding arrangements and (ii) the transfer for fair value of property (including Equity Interests of Subsidiaries) to another Person in connection with a joint venture arrangement with respect to the transferred Property; provided that such transfer is permitted under the covenant described under “—Certain covenants—Limitation on restricted payments”;

(r)	to the extent allowable under Section 1031 of the Code, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(s)	[intentionally omitted];

(t)	[intentionally omitted];

(u)	[intentionally omitted];

(v)	(except for purposes of calculating Net Cash Proceeds of any Asset Sale under the second and third paragraphs under “—Certain covenants—Asset sales”) dispositions necessary or advisable (as determined by the Company in good faith) in order to comply with orders from or rules and regulations promulgated by the FCC from time to time;

(x)	dispositions of Excluded Disposition Assets or the Equity Interests of an Excluded Disposition Subsidiary in contemplation of or in connection with a Specified Third Party Transaction; and

(y)	other dispositions of Excluded Disposition Assets or the Equity Interests of any Excluded Disposition Subsidiary; provided that immediately after giving Pro Forma Effect to such disposition (or, as of the date a legally binding commitment for such Disposition is entered into), either (x) the Consolidated Total Net Debt Ratio shall be less than or equal to 6.75 to 1.00 or (y) the Consolidated Total Net Debt Ratio is less than or equal to the Consolidated Total Net Debt Ratio immediately prior to giving Pro Forma Effect to such disposition.

For the avoidance of doubt, the unwinding of Swap Contracts shall not be deemed to constitute an Asset Sale.

“Bankruptcy Proceedings” means the reorganization proceedings under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware pursuant to which the Company and certain of its Subsidiaries were debtors.

“Board of Directors” means as to any Person, the board of directors or managers, sole member or managing member, or other governing body, as applicable, of such Person (or, if such Person is a partnership, the board of directors or other governing body of the general partner of such Person) or any duly authorized committee thereof.

“Broadcast Property” means each of (a) a Broadcast Station and (b) a Person that owns a Broadcast Station.

“Broadcast Station” means all or substantially all the assets used and useful for operating a full service commercial television, AM or FM broadcast station pursuant to a Station License, including the rights to use such Station License.

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions are authorized or required by law to close in New York City or, with respect to any payments to be made under the Indenture, the place of payment.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person (it being understood and agreed, for the avoidance of doubt, that “cash-settled phantom appreciation programs” in connection with employee benefits that do not require a dividend or distribution shall not constitute Capital Stock).

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“CareerBuilder” means CareerBuilder, LLC, and any successor in interest thereto.

“Cash Contribution Amount” means the aggregate amount of cash contributions made to the capital of the Company or any Guarantor and designated as a “Cash Contribution Amount” as described in the definition of “Contribution Indebtedness.”

“Cash Equivalents” means:

(1)	U.S. Dollars, Canadian Dollars, Japanese yen, pounds sterling, euros or the national currency of any participating member state of the European Union and, with respect to any Foreign Subsidiaries, other currencies held by such Foreign Subsidiary in the ordinary course of business;

(2)	securities issued or directly guaranteed or insured by the government of the United States or any country that is a member of the European Union or any agency or instrumentality thereof in each case with maturities not exceeding two years from the date of acquisition;

(3)	money market deposits, certificates of deposit, time deposits and eurodollar time deposits with maturities of two years or less from the date of acquisition, bankers’ acceptances, in each case with maturities not exceeding two years, and overnight bank deposits, in each case with any lender under the Senior Credit Agreement or any other commercial bank having capital and surplus in excess of $250.0 million in the case of domestic banks or $100.0 million (or the dollar equivalent thereof) in the case of foreign banks;

(4)	repurchase obligations for underlying securities of the types described in clauses (2) and (3) above and clause (6) below entered into with any financial institution meeting the qualifications specified in clause (3) above or securities dealers of recognized national standing;

(5)	commercial paper or variable or fixed rate notes issued by a corporation or other Person (other than an Affiliate of the Company) rated at least “P-2” or “A-2” or the equivalent thereof by either Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) and in each case maturing within two years after the date of acquisition, and commercial paper or variable or fixed rate notes issued by or guaranteed by any lender under the Senior Credit Agreement or any bank holding company owning any such lender;

(6)	readily marketable direct obligations issued by any state, commonwealth or territory of the United States of America or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two years from the date of acquisition;

(7)	Indebtedness issued by Persons with a rating of “A” or higher from S&P or “A-2” or higher from Moody’s (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two years from the date of acquisition, and securities of marketable short-term money market and similar highly liquid funds having assets in excess of $250.0 million;

(8)	investment funds investing at least 95% of their assets in investments of the types described in clauses (1) through (7) above and (9) and (10) below;

(9)	Investments with average maturities of 12 months or less from the date of acquisition in money market funds rated AAA (or the equivalent thereof) or better by S&P or Aaa3 (or the equivalent thereof) or better by Moody’s (or reasonably equivalent ratings of another internationally recognized ratings agency); and

(10)	in the case of investments by any Foreign Subsidiary or investments made in a country outside the United States of America, other investments of comparable tenor and credit quality to those described in the foregoing clauses (1) through (9) customarily utilized in the countries where such Foreign Subsidiary is located or in which such investment is made.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clause (1) above; provided that such amounts are converted into any currency listed in clause (1) as promptly as practicable and in any event within ten Business Days following the receipt of such amounts.

“Cash Management Services” means any of the following (a) treasury services, (b) credit card, debit card, merchant card, purchasing card or stored value card services (including, without limitation, the processing of payments and other administrative services with respect thereto), (c) cash management services (including, without limitation, controlled disbursements, automated clearinghouse transactions, return items, netting, overdrafts, depository, lockbox, stop payment, electronic funds transfer, information reporting, wire transfer and interstate depository network services) and (d) other banking products or services as may be requested by the Company or any Restricted Subsidiary (other than letters of credit and other than loans and advances except indebtedness arising from services described in clauses (a) through (c) of this definition).

“Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time.

“Communications Laws” means the Communications Act of 1934, as amended, and the requests, rules, regulations, policies, guidelines or directives thereunder or issued in connection therewith and any other laws, rules, regulations, policies, guidelines or directives administered, enacted or issued by the FCC, as applicable, regulating the business of the Company and its Subsidiaries.

“Company” means Tribune Media Company, and any successor in interest thereto.

“Consolidated EBITDA” means for any period:

(a)	Consolidated Net Income for such period; plus

(b)	without duplication, the sum of the following items (to the extent deducted in the computation of Consolidated Net Income for such period or, in the case of amounts pursuant to clauses (vi), (xv), (xviii), (xix), (xx) or (xxi) below, to the extent not included in Consolidated Net Income):

(i)	depreciation expense,

(ii)	amortization (including amortization of intangible assets and properties),

(iii)	Consolidated Interest Expense and, to the extent not reflected in such Consolidated Interest Expense, any losses on Swap Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk, net of (A) interest income (other than income attributable to leases) and (B) gains on such Swap Obligations or derivative instruments, and bank and letter of credit fees and costs of surety bonds in connection with financing activities,

(iv)	provision for all taxes (whether paid, estimated or accrued) based on income, profits or capital (including penalties and interest, if any),

(v)	any extraordinary losses,

(vi)	any cash dividends or distributions actually received from any Person accounted for by the Company or any of its Subsidiaries on the equity or cost method (it being understood that distributions received by the Company or any of its Subsidiaries from Television Food Network in respect of any quarterly period shall be deemed received during the immediately subsequent quarterly period (even if actually received after the last day of such subsequent quarterly period)),

(vii)	Non-Cash Charges,

(viii)	pension expense for single-employer qualified defined benefit pension plans sponsored by the Company determined in accordance with GAAP,

(ix)	[Reserved],

(x)	unusual or non-recurring charges (including any unusual or non-recurring operating expenses directly attributable to the implementation of cost savings initiatives), severance costs, relocation costs, integration and facilities’ opening costs, signing costs, retention or completion bonuses, transition costs, costs related to closure/consolidation of facilities, costs associated with tax projects/audits and costs consisting of professional, consulting or other fees relating to any of the foregoing,

(xi)	any fees and costs associated with the Bankruptcy Proceedings Incurred by the Company and its Restricted Subsidiaries,

(xii)	actual net losses resulting from discontinued operations (but if such operations are classified as discontinued due to the fact that they are subject to an agreement to dispose of such operations, only when and to the extent such operations are actually disposed of),

(xiii)	any fees, expenses or charges (other than depreciation or amortization expense as described in the preceding clauses (i) and (ii)) related to any completed or proposed issuance of Equity Interests, investment, acquisition, disposition or recapitalization permitted hereunder or the Incurrence, modification or repayment of Indebtedness permitted to be Incurred by the Indenture (including a Refinancing thereof) (in each case, including any such transaction consummated prior to the Issue Date and whether or not any such transactions is successful), including such fees, expenses or charges related to the Notes and any amendment or other modification of the Notes or other Indebtedness,

(xiv)	business optimization expenses, special items, acquisition and disposition-related expenses and other restructuring charges, accruals or reserves (which, for the avoidance of doubt, shall include the effect of inventory optimization programs, plant closure, facility consolidations, retention, severance, systems establishment costs and excess pension charges); provided that with respect to each business optimization expense or other restructuring charge or reserve, an Officer’s Certificate shall have been delivered to the Trustee specifying and quantifying such expense, charge or reserve,

(xv)

the amount of “run rate” cost savings, operating expense reductions, special items and other operating improvements and synergies reasonably projected by the Company in good faith to be realized in connection with the Local TV Transactions, the Publishing Spin or the implementation of an operational initiative (including the termination, abandonment or discontinuance of operations and product lines or in connection with an acquisition or disposition) after the Issue Date (calculated on a Pro Forma Basis as though such cost savings, operating expense reductions, other operating improvements and synergies had been realized on the first day of such period), net of the amount of actual benefits realized during such period from such actions; provided that (A) a duly completed Officer’s Certificate shall be delivered to the Trustee, certifying that (x) such cost savings, operating expense reductions, other operating improvements and synergies are reasonably identifiable and factually supportable in the reasonable good faith judgment of the Company, and

(y) such actions are to be taken within (I) in the case of any such cost savings, operating expense reductions, other operating improvements and synergies in connection with the Local TV Transactions, 24 months after December 27, 2013, (II) in the case of any such cost savings, operating expense reductions, other operating improvements and synergies in connection with the Publishing Spin, 24 months after August 4, 2014 and (III) in all other cases, 24 months after the implementation of the operational initiative, which is expected to result in such cost savings, operating expense reductions, other operating improvements or synergies, (B) no cost savings, operating expense reductions and synergies shall be added pursuant to this clause (xv) to the extent duplicative of any expenses or charges otherwise added back to Consolidated EBITDA, whether through a Pro Forma Adjustment or otherwise, for such period and (C) the aggregate amount of “run rate” cost savings, operating expense reductions, special items and other operating improvements and synergies included in Consolidated EBITDA pursuant to this paragraph (xv) during any period shall not exceed 20% of Consolidated EBITDA for such period, calculated after giving effect to any adjustment pursuant to this paragraph (xv),

(xvi)	any non-cash loss attributable to the mark-to-market movement in the valuation of Swap Obligations (to the extent the cash impact resulting from such loss has not been realized) or other derivative instruments pursuant to Accounting Standards Codification 815,

(xvii)	any loss for such period attributable to the early extinguishment of Indebtedness, Swap Contracts or other derivative instruments,

(xviii)	any gain relating to Swap Obligations associated with transactions realized in the current period that has been reflected in Consolidated Net Income in prior periods and excluded from Consolidated EBITDA in such period pursuant to clause (c)(vi) below,

(xix)	cash receipts in such period (or any netting arrangements resulting in reduced cash expenses) not included in Consolidated EBITDA in any prior period to the extent non-cash gains relating to such receipts were deducted in the calculation of Consolidated EBITDA pursuant to paragraph (c) below for any previous period and not added back,

(xx)	any expenses, charges or losses that are covered by indemnification or other reimbursement provisions in connection with any Investment, acquisition or any sale, conveyance, transfer or other disposition of assets permitted under the Indenture, to the extent actually reimbursed, or, so long as the Company has received notification from the applicable carrier that it intends to indemnify or reimburse such expenses, charges or losses and that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (A) not denied by the applicable carrier in writing within 180 days and (B) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within such 365 days), such expenses, charges or losses,

(xxi)	to the extent covered by insurance and actually reimbursed, or, so long as the Company has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (A) not denied by the applicable carrier in writing within 180 days and (B) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within such 365 days), expenses, charges or losses with respect to liability or casualty event or business interruption, and

(xxii)	all fees, costs and expenses Incurred in connection with the Local TV Transaction, the Publishing Spin and the Transactions,

less

(c)	without duplication, the sum of the following items (to the extent included in the computation of Consolidated Net Income for such period):

(i)	any extraordinary, unusual or non-recurring gains,

(ii)	whether or not recurring, non-cash credits and gains resulting from non-operating items (excluding any such non-cash amount in respect of which cash or other assets were received in a prior period or will be received in a future period or which represents the reversal of an accrual or cash reserve for anticipated cash charges in any prior period);

(iii)	the income (or deficit) of any Person accounted for by the Company or any of its Subsidiaries on the equity or cost method,

(iv)	cash contributions, required to be contributed to the pension per applicable legislation, including, but not limited to the Pension Protection Act of 2006, the Pension Relief Act of 2010, and the Moving Ahead for Progress in the 21st Century Act of 2012, to single-employer qualified defined benefit pension plans sponsored by the Company,

(v)	actual net gains resulting from discontinued operations (but if such operations are classified as discontinued due to the fact that they are subject to an agreement to dispose of such operations, only when and to the extent such operations are actually disposed of),

(vi)	any non-cash gain attributable to the mark-to-market movement in the valuation of Swap Obligations (to the extent the cash impact resulting from such gain has not been realized) or other derivative instruments pursuant to Accounting Standards Codification 815,

(vii)	any income for such period attributable to the early extinguishment of Indebtedness, Swap Contracts or other derivative instruments, and

(viii)	any loss relating to Swap Obligations associated with transactions realized in the current period that has been reflected in Consolidated Net Income in prior periods and excluded from Consolidated EBITDA pursuant to clause (b)(xvi) above, in each case, as determined on a consolidated basis for the Company and its Restricted Subsidiaries; provided that,

(i)	to the extent included in Consolidated Net Income, there shall be excluded in determining Consolidated EBITDA, without duplication, any net unrealized gains and losses relating to mark-to-market of amounts denominated in foreign currencies resulting from the application of FASB ASC 830,

(ii)	except for purposes of determining the amount available for Restricted Payments under clause (c)(1) of the first paragraph under “—Certain covenants—Limitations on restricted payments,” there shall be included in determining Consolidated EBITDA for any period, without duplication, (A) the Acquired EBITDA of any Person, property, business or asset acquired by the Company, any Restricted Subsidiary of the Company or any Related License Corporation during such period (other than any Unrestricted Subsidiary or an acquisition by a Related License Corporation from the Company or a Restricted Subsidiary) to the extent not subsequently sold, transferred or otherwise disposed of (but not including the Acquired EBITDA of any related Person, property, business or assets to the extent not so acquired) (each such Person, property, business or asset acquired, including pursuant to a transaction consummated prior to the Issue Date, and not subsequently so disposed of, an “Acquired Entity or Business”), and the Acquired EBITDA of any Unrestricted Subsidiary that is converted into a Restricted Subsidiary during such period (each, a “Converted Restricted Subsidiary”), in each case based on the Acquired EBITDA of such Pro Forma Entity for such period (including the portion thereof occurring prior to such acquisition or conversion) determined on a historical Pro Forma Basis and (B) an adjustment equal to the amount of the Pro Forma Adjustment for such period (including the portion thereof occurring prior to such acquisition or conversion), and

(iii)	except for purposes of determining the amount available for Restricted Payments under clause (c)(1) of the first paragraph under “—Certain covenants—Limitations on restricted payments,”

there shall be excluded in determining Consolidated EBITDA for any period the Disposed EBITDA of any Person, property, business or asset (other than any Unrestricted Subsidiary) sold, transferred or otherwise disposed of (other than to a Related License Corporation), closed or classified as discontinued operations (but if operations are classified as discontinued due to the fact that they are subject to an agreement to dispose of such operations, only when and to the extent such operations are actually disposed of) by the Company, any Restricted Subsidiary of the Company or any Related License Corporation during such period (each such Person, property, business or asset so sold, transferred or otherwise disposed of, closed or classified, a “Sold Entity or Business”), and the Disposed EBITDA of any Restricted Subsidiary of the Borrower that is converted into an Unrestricted Subsidiary during such period (each, a “Converted Unrestricted Subsidiary”), in each case based on the Disposed EBITDA of such Sold Entity or Business or Converted Unrestricted Subsidiary for such period (including the portion thereof occurring prior to such sale, transfer, disposition, closure, classification or conversion) determined on a historical Pro Forma Basis.

“Consolidated Interest Expense” means for any period, the amount of interest expense, both expensed and capitalized (including the interest component attributable to Capitalized Lease Obligations), of the Company and its Restricted Subsidiaries for such period on the aggregate principal amount of their Indebtedness determined on a consolidated basis in accordance with GAAP, after giving effect to any payments, if any, made (less any payments, if any, received) pursuant to obligations under Swap Contracts with respect to such Indebtedness but excluding non-cash deferred financing costs (other than for purposes of the definition of the term “Consolidated EBITDA”).

“Consolidated Net Income” means for any period, the consolidated net income (or loss) of the Company and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded (to the extent otherwise included therein), without duplication, (a) the income (or deficit) of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with the Company or any of its Restricted Subsidiaries, (b) solely for purposes of determining the amount available for Restricted Payments under clause (c)(1) of the first paragraph under “—Certain covenants—Limitations on restricted payments,” the undistributed earnings of any Restricted Subsidiary (other than a Guarantor) to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary is not at the time permitted by the terms of any contractual obligation (other than (x) restrictions that have been waived or otherwise released and (y) restrictions under the Notes or the Indenture) or applicable law with respect to such Restricted Subsidiary, (c) the cumulative effect of a change in accounting principles during such period to the extent included in Consolidated Net Income, (d) accruals and reserves that are established or adjusted as a result of the Local TV Transactions in accordance with GAAP or changes as a result of the adoption or modification of accounting policies during such period and (e) solely for purposes of determining the amount available for Restricted Payments under clause (c)(1) of the first paragraph under “—Certain covenants—Limitations on restricted payments,” the income of any Related License Corporation except to the extent of payments actually received by the Company or its Restricted Subsidiaries from such Related License Corporation in respect of such period. It being understood that (x) except to the extent otherwise provided in the preceding sentence of this definition of “Consolidated Net Income,” the consolidated net income (loss) of the Company and its Restricted Subsidiaries shall include each variable interest entity (including, without limitation, any Related License Corporation to the extent applicable) that the Company would otherwise be required to consolidate under GAAP and (y) financial information and data (including calculations) for periods ending on or prior to December 30, 2012 will not be required to give effect to “fresh-start reporting” under Financial Accounting Standards Board Accounting Standards Codification Topic 852 (or other similar or related accounting principles within GAAP).

“Consolidated Senior Secured Net Debt” means, as of any date of determination, (a) an amount equal to the sum of, without duplication, Consolidated Total Net Debt (without regard to clause (b) of the definition thereof) and any Ratio Tested Committed Amount initially established on such date as of such date that, in each case, is either (x) secured by a Lien (other than Liens consisting of property or assets held in defeasance or deposited in trust for redemption, repayment, retirement, satisfaction, discharge or defeasance or similar arrangement for the benefit of the indebtedness secured thereby) as of such date or (y) solely for purposes of calculating the amount of Indebtedness that can be Incurred pursuant to clause (a)(II) of the definition of “Permitted Debt” as of such date, Incurred pursuant to clause (a)(II) of the definition of “Permitted Debt”, minus (b) the aggregate amount of Unrestricted Cash as of such date.

“Consolidated Senior Secured Net Debt Ratio” means, as of any date of determination, the ratio of (a) Consolidated Senior Secured Net Debt as of the date of determination to (b) (i) Consolidated EBITDA for the most recently ended eight full fiscal quarters of the Company for which internal financial statements are available immediately preceding such date, divided by (ii) two; provided that, for purposes of the foregoing calculation, (A) in the event that the Company shall classify Indebtedness that is secured by Liens on property or assets of the Company and its Restricted Subsidiaries Incurred on the date of determination as Incurred in part pursuant to clause (a)(II) of the definition of “Permitted Debt” and in part pursuant to one or more other clauses (or subclauses) of the definition of “Permitted Debt” and/or pursuant to the first paragraph of the covenant described under the heading “—Certain covenants—Limitation on incurrence of indebtedness and issuance of disqualified stock and preferred stock” (other than any such Indebtedness Incurred pursuant to clause (d)(x) of the definition of “Permitted Debt” or secured in part pursuant to clause (24) of the definition of “Permitted Liens”) (as provided in clauses (w) and (x) of third paragraph of such covenant), Consolidated Secured Net Debt shall not include any such Indebtedness (and shall not give effect to any repayment, repurchase, redemption, satisfaction and discharge, defeasance or other acquisition, retirement or discharge (collectively, the “Discharge”) of Consolidated Secured Net Debt from the proceeds thereof) to the extent Incurred pursuant to any such other clause (or subclause) of the definition of “Permitted Debt” and/or pursuant to the first paragraph of such covenant (other than any such Indebtedness Incurred pursuant to clause (d)(x) of the definition of “Permitted Debt” or secured in part pursuant to clause (24) of the definition of “Permitted Liens”), (B) in the event that the Company shall classify Indebtedness that is secured by Liens on property or assets of the Company and its Restricted Subsidiaries Incurred on the date of determination as Incurred in part pursuant to clause (d)(x) of the definition of “Permitted Debt” and in part pursuant to one or more other clauses (or subclauses) of the definition of “Permitted Debt” and/or pursuant to the first paragraph of such covenant (other than any such Indebtedness Incurred pursuant to clause (a)(II) of the definition of “Permitted Debt” or secured in part pursuant to clause (24) of the definition of “Permitted Liens”) (as provided in clause (w) and (x) of the third paragraph of such covenant), any calculation of Consolidated Secured Debt for purposes of this definition shall not include any such Indebtedness (and shall not give effect to any Discharge of Consolidated Secured Net Debt from the proceeds thereof) to the extent secured pursuant to any such other clause (or subclause) of such definition and/or pursuant to the first paragraph of such covenant (other than any such Indebtedness Incurred pursuant to clause (a)(II) of the definition of “Permitted Debt” or secured in part pursuant to clause (24) of the definition of “Permitted Liens”) and (c) in the event that the Company shall classify Indebtedness that is secured by Liens on property or assets of the Company and its Restricted Subsidiaries Incurred on the date of determination as secured in part pursuant to clause (24) of the definition of “Permitted Liens” and in part pursuant to one or more other clauses of the definition of “Permitted Liens (other than clause (6) in respect of Indebtedness Incurred pursuant to clauses (a)(II) or (d)(x) of the definition of “Permitted Debt”) (as provided in clause (w) of the final paragraph of such definition), any calculation of Consolidated Secured Debt for purposes of this definition shall not include any such Indebtedness (and shall not give effect to any Discharge of Consolidated Secured Net Debt from the proceeds thereof) to the extent secured pursuant to any other clause of such definition (other than clause (6) in respect of Indebtedness Incurred pursuant to clauses (a)(II) or (d)(x) of the definition of “Permitted Debt”).

“Consolidated Total Assets” means, as of any date of determination, the total assets, in each case reflected on the consolidated balance sheet of the Company as at the end of the most recently ended fiscal quarter of the Company for which a balance sheet is available, determined on a consolidated basis in accordance with GAAP (and, in the case of any determination relating to any Incurrence of Indebtedness or Liens or any Investment, on a Pro Forma Basis including any property or assets being acquired in connection therewith).

“Consolidated Total Net Debt” means, as of any date of determination, (a) the aggregate principal amount of Indebtedness of the Company and its Restricted Subsidiaries outstanding on such date, determined on a consolidated basis in accordance with GAAP (but excluding the effects of any discounting of indebtedness resulting from the application of purchase accounting in connection with any acquisition or similar Investment), consisting of Indebtedness for borrowed money, obligations in respect of all drawn and unreimbursed letters of credit, Capitalized Lease Obligations, purchase money Indebtedness, Related License Guarantees and debt obligations evidenced by promissory notes or similar instruments, minus (b) the aggregate amount of Unrestricted Cash as of such date.

“Consolidated Total Net Debt Ratio” means, as of any date of determination, the ratio of (a) Consolidated Total Net Debt as of the date of determination to (b) (i) Consolidated EBITDA for the most recently ended eight full fiscal quarters of the Company for which internal financial statements are available immediately preceding such date, divided by (ii) two; provided that, for purposes of the foregoing calculation, in the event that the Company shall classify Indebtedness Incurred on the date of determination as Incurred in part pursuant to first paragraph of the covenant described under “—Certain Covenants—Limitation on incurrence of indebtedness and issuance of disqualified stock and preferred stock” and in part pursuant to one or more clauses of the definition of “Permitted Debt” (other than clause (o)(2) of such definition) (as provided in clauses (w) and (x) of the third paragraph of such covenant), Consolidated Total Net Debt shall not include any such Indebtedness Incurred pursuant to one or more such clauses of the definition of “Permitted Debt” (other than clause (o)(2) of such definition), and shall not give effect to any Discharge of any Indebtedness from the proceeds of any such Indebtedness being disregarded for purposes of the calculation of the Consolidated Total Net Debt Ratio that otherwise would be included in Consolidated Total Net Debt.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent:

(1)	to purchase any such primary obligation or any property constituting direct or indirect security therefor,

(2)	to advance or supply funds:

(a)	for the purchase or payment of any such primary obligation; or

(b)	to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3)	to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Contribution Indebtedness” means Indebtedness of the Company or any Restricted Subsidiary in an aggregate principal amount not greater than the aggregate amount of cash contributions (other than Excluded Contributions) made to the capital of the Company or any Restricted Subsidiary (other than, in the case of such Restricted Subsidiary, contributions by the Company or any other Restricted Subsidiary to its capital) after the Issue Date and designated as a Cash Contribution Amount hereunder, provided that such Contribution Indebtedness (a) is Incurred within 210 days after the making of such cash contributions and (b) is so designated as Contribution Indebtedness pursuant to an Officer’s Certificate on the Incurrence date thereof.

“Credit Agreement” means (i) the Senior Credit Agreement and (ii) whether or not the Senior Credit Agreement remains outstanding, if designated by the Company to be included in the definition of “Credit Agreement,” one or more (A) debt facilities, indentures or commercial paper facilities providing for revolving credit loans, term loans, notes, debentures, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, notes, mortgages, guarantees, collateral documents, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, increased (provided that such increase in borrowings is permitted by the covenant described in “—Certain covenants—Limitation on incurrence of indebtedness and issuance of disqualified stock and preferred stock”), replaced or refunded in whole or in part from time to time and whether by the same or any other agent, lender or investor or group of lenders or investors.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-cash Consideration” means non-cash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Company or any direct or indirect parent of the Company, as applicable (other than Excluded Equity), that is issued after the Issue Date for cash and is so designated as Designated Preferred Stock, pursuant to an Officer’s Certificate, on the issuance date thereof, the cash proceeds of which are contributed to the capital of the Company (if issued by any direct or indirect parent of the Company) and excluded from the calculation set forth in clause (c) of the first paragraph of the covenant described under “—Certain covenants—Limitation on restricted payments.”

“Disinterested Directors” means, with respect to any Affiliate Transaction, one or more members of the Board of Directors of the Company, or one or more members of the Board of Directors of a direct or indirect parent of the Company, having no material direct or indirect financial interest in or with respect to such Affiliate Transaction. A member of any such Board of Directors shall not be deemed to have such a financial interest by reason of such member’s holding Capital Stock of the Company or any direct or indirect parent of the Company or any options, warrants or other rights in respect of such Capital Stock.

“Disposed EBITDA” means, with respect to any Sold Entity or Business or Converted Unrestricted Subsidiary for any period, the amount for such period of Consolidated EBITDA of such Sold Entity or Business or Converted Unrestricted Subsidiary (determined as if references to the Company and its Restricted Subsidiaries in the definition of the term “Consolidated EBITDA” (and in the component financial definitions used therein) were references to such Sold Entity or Business and its Subsidiaries or to Converted Unrestricted Subsidiary and its Subsidiaries), all as determined on a consolidated basis for such Sold Entity or Business.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person that, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), in each case, at the option of the holder thereof or upon the happening of any event:

(1)	matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than as a result of a change of control or asset sale; provided that the relevant asset sale or change of control provisions, taken as a whole, are no more favorable in any material respect to holders of such Capital Stock than the asset sale and change of control provisions applicable to the Notes and any purchase requirement triggered thereby may not become operative until compliance with the asset sale and change of control provisions applicable to the Notes (including the purchase of any Notes tendered pursuant thereto)),

(2)	is convertible or exchangeable for Indebtedness or Disqualified Stock, or

(3)	is redeemable at the option of the holder thereof, in whole or in part,

in each case prior to the date that is 91 days after the earlier of the maturity date of the Notes and the date the Notes are no longer outstanding; provided, however, that only the portion of Capital Stock that so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided, further, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees, officers, directors, managers, consultants or independent contractors of the Company or its Subsidiaries or a direct or indirect parent of the Company or any Related License Corporation or by any such plan to such employees, officers, directors, managers, consultants or independent contractors such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company or its Subsidiaries or a direct or indirect parent of the Company or any Related License Corporation in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s, officer’s, director’s, manager’s, consultant’s or independent contractor’s termination, death or disability; provided, further, that any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock shall not be deemed to be Disqualified Stock.

“Domestic Subsidiary” means any Subsidiary of the Company that is not (a) a Foreign Subsidiary or (b) a FSHCO.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any Capital Stock that arises only by reason of the happening of a contingency or any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale after the Issue Date of capital stock or Preferred Stock of the Company or any direct or indirect parent of the Company, as applicable (other than Disqualified Stock), other than:

(1)	public offerings with respect to the Company’s or such direct or indirect parent’s common stock registered on Form S-4 or Form S-8;

(2)	issuances to any Subsidiary of the Company; and

(3)	any such public or private sale that constitutes an Excluded Contribution or Refunding Capital Stock.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contributions” means the Net Cash Proceeds and Cash Equivalents, or the Fair Market Value of other assets, received by the Company after the Issue Date from:

(1)	contributions to its common equity capital, and

(2)	the sale of Capital Stock (other than Excluded Equity) of the Company,

in each case designated as Excluded Contributions pursuant to an Officer’s Certificate executed by an Officer of the Company, the proceeds of which are excluded from the calculation set forth in clause (c) of the first paragraph of “—Certain covenants—Limitation on restricted payments.”

“Excluded Disposition Assets” means (i) the Equity Interest of and related contractual and other rights in and to CareerBuilder and its assets, including its Subsidiaries, (ii) real property, (iii) any Real Estate Holdco (other than to the extent of any cash or Cash Equivalents held by such Person), (iv) if after giving Pro Forma Effect to the disposition thereof and the use of proceeds in connection therewith, without netting any cash proceeds of such disposition not actually used to prepay, repay, repurchase or redeem any Indebtedness, the Consolidated Total Net Debt Ratio is less than or equal to 5.00 to 1.00, Television Food Network and (v) any property or assets (other than cash) received by the Company or any of its Restricted Subsidiaries in respect of a substantially concurrent sale and purchase or exchange of any of the assets identified in clauses (i) through (iv) of this definition of “Excluded Disposition Assets” pursuant to clauses (x) or (y) of the definition of Asset Sale.

“Excluded Disposition Credit” means, as of any date of determination, an amount equal to, (A) the cumulative Net Cash Proceeds of dispositions pursuant to clauses (x) and (y) of the definition of Asset Sale through and including such date, minus (B) the amount of Restricted Payments (including loans and advances) outstanding pursuant to clause (22) of the second paragraph of the covenant described under “—Certain covenants—Limitation on restricted payments” as of the date of determination and prior to any utilization pursuant to such clause on such date.

“Excluded Disposition Subsidiary” means any Person that has no material assets other than Excluded Disposition Assets.

“Excluded Equity” means (i) Disqualified Stock, (ii) any Equity Interests issued or sold to a Restricted Subsidiary of the Company or any employee stock ownership plan or trust established by the Company or any of its Subsidiaries or a direct or indirect parent of the Company or a Related License Corporation (to the extent such employee stock ownership plan or trust has been funded by the Company or any Restricted Subsidiary or a direct or indirect parent of the Company or a Related License Corporation), and (iii) any Equity Interest that has already been used or designated (x) as (or the proceeds of which have been used or designated as) a Cash Contribution Amount, Designated Preferred Stock, Excluded Contribution or Refunding Capital Stock, or (y) to increase the amount available under clause (4)(a) of the second paragraph under “—Certain covenants—Limitation on restricted payments” or clause (14) of the definition of “Permitted Investments” or is proceeds of Indebtedness referred to in clause (13)(b) of the second paragraph under “—Certain covenants—Limitation on restricted payments.”

“Existing Joint Venture Interests” means the capital stock of and related contractual and other rights in and to any joint venture (other than (i) Tribune CNLBC, LLC (and any successor in interest thereto), Tribune Sports Network Holdings, LLC (and any successor in interest thereto), Tribune DQ, LLC (and any successor in interest thereto), Tribune DB, LLC (and any successor in interest thereto) and Tribune WFPT, LLC (and any successor in interest thereto), in each case for so long as such entity directly or indirectly owns capital stock in the Chicago Cubs Major League Baseball franchise (or, in the case of Tribune DB, LLC, is a Subsidiary of any such entity), and (ii) Tribune ND, LLC (and any successor in interest thereto) and NBBF, LLC (and any successor in interest thereto), so long as either of them directly owns capital stock in Newsday Holdings, LLC and solely to the extent that, for each of the entities specified in clauses (i) and (ii), such entity acquires no other material property or other assets after the date hereof) owned by the Company and its Restricted Subsidiaries as of the Issue Date.

“Fair Market Value” means, with respect to any asset or property on any date of determination, the value of the consideration obtainable in a sale of such asset or property in an arm’s-length transaction between a willing seller and a willing buyer (as determined in good faith by the senior management or the Board of Directors of the Company or any direct or indirect parent of the Company, whose determination will be conclusive for all purposes under the Indenture and the Notes).

“FASB ASC” means the Accounting Standard Codifications as promulgated by the Financial Accounting Standards Board, including any renumbering of such standards or any successor or replacement section or sections promulgated by the Financial Accounting Standards Board.

“FCC” means the Federal Communications Commission or any governmental authority substituted therefor.

“Final Order” shall mean that action shall have been taken by the FCC (including action duly taken by the FCC’s staff, pursuant to delegated authority) which shall not have been reversed, stayed, enjoined, set aside, annulled or suspended; with respect to which no timely request for stay, petition for rehearing or reconsideration, appeal or certiorari or sua sponte action of the FCC with comparable effect shall be pending; and as to which the time for filing any such request, petition, appeal, certiorari or for the taking of any such sua sponte action by the FCC shall have expired or otherwise terminated.

“Fixed GAAP Date” means December 27, 2013, provided that at any time after the Issue Date, the Company may by written notice to the Trustee elect to change the Fixed GAAP Date to be the date specified in such notice, and upon such notice, the Fixed GAAP Date shall be such date for all periods beginning on and after the date specified in such notice.

“Fixed GAAP Terms” means (a) the definitions of the terms “Acquired EBITDA,” “Capitalized Lease Obligation,” “Consolidated EBITDA,” “Consolidated Interest Expense,” “Consolidated Net Income,” “Consolidated Senior Secured Net Debt,” “Consolidated Senior Secured Net Debt Ratio,” “Consolidated Total Assets,” “Consolidated Total Net Debt,” “Consolidated Total Net Debt Ratio,” “Indebtedness,” and “Disposed EBITDA,” (b) all defined terms in the Indenture to the extent used in or relating to any of the foregoing definitions, and all ratios and computations based on any of the foregoing definitions, and (c) any other term or provision of the Indenture or the Notes that, at the Company’s election, may be specified by the Company by written notice to the Trustee from time to time; provided that the Company may elect to remove any term from constituting a Fixed GAAP Term.

“Foreign Subsidiary” means any Subsidiary of the Company which is (a)(i) not organized under the laws of the United States or any state thereof or the District of Columbia or (ii) a FSHCO or (b) any subsidiary of a Person described in clause (a) of this definition.

“FSHCO” means any Subsidiary (i) that is organized under the laws of the United States, any state thereof or the District of Columbia and (ii) substantially all of the assets of which constitute the equity and/or indebtedness of Foreign Subsidiaries (or Subsidiaries thereof), intellectual property relating to such Foreign Subsidiaries (or Subsidiaries thereof) and other assets (including cash and Cash Equivalents) incidental thereto.

“GAAP” means generally accepted accounting principles in the United States of America as in effect on the Fixed GAAP Date (for purposes of the Fixed GAAP Terms) and as in effect from time to time (for all other purposes of the Indenture), including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession (but excluding the policies, rules and regulations of the SEC applicable only to public companies); provided that the Company may at any time elect by written notice to the Trustee to so use IFRS in lieu of GAAP for financial reporting purposes and, upon any such notice, references herein to GAAP shall thereafter be construed to mean (a) for periods beginning on and after the date specified in such notice, IFRS as in effect on the date specified in such notice (for purposes of the Fixed GAAP Terms) and as in effect from time to time (for all other purposes of the Indenture) and (b) for prior periods, GAAP as defined in the first sentence of this definition. All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP.

“guarantee” means, as to any Person, a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” means any guarantee of the Obligations of the Company under the Indenture and the Notes by any Restricted Subsidiary of the Company in accordance with the provisions of the Indenture.

“Guarantors” means, collectively, each Subsidiary Guarantor; provided that upon the release or discharge of such Person from its Guarantee in accordance with the Indenture, such Person shall immediately cease to be a Guarantor.

“Holder” or “Noteholder” means the Person in whose name a Note is registered on the Registrar’s books.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Incur” means, with respect to any Indebtedness, Capital Stock or Lien, to issue, assume, enter into any guarantee of, incur or otherwise become liable, for such Indebtedness, Capital Stock or Lien, as applicable; and the terms “Incurs,” “Incurred,” and “Incurrence” shall have a correlative meaning; provided that any Indebtedness, Capital Stock or Lien of a Person existing at the time such Person becomes a Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary.

“Indebtedness” means, with respect to any Person, without duplication:

(1)	the principal of any indebtedness of such Person, whether or not contingent, (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property, except (i) any such balance that constitutes a trade payable, accrued expense or similar obligation to a trade creditor, in each case Incurred in the ordinary course of business and (ii) any earn-out obligation until and unless the payment of which has been determined by such Person in good faith to be probable (in the amount so determined), (d) in respect of Capitalized Lease Obligations, or (e) representing any Swap Contracts, in each case, if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Swap Contracts) would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2)	to the extent not otherwise included, any guarantee by such Person of the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business); and

(3)	to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value of such asset at such date of determination, and (b) the amount of such Indebtedness of such other Person.

The term “Indebtedness” shall not include any lease, concession or license of property (or guarantee thereof) which would be considered an operating lease under GAAP as in effect on the Issue Date, any prepayments or deposits received from clients or customers in the ordinary course of business or consistent with past practices, or obligations under any license, permit or other approval (or guarantees given in respect of such obligations) Incurred prior to the Issue Date or in the ordinary course of business or consistent with past practices.

Notwithstanding the above provisions, in no event shall the following constitute Indebtedness:

(i)	Contingent Obligations Incurred in the ordinary course of business or consistent with past practices;

(ii)	obligations under or in respect of Receivables Financings;

(iii)	prepaid or deferred revenue arising in the ordinary course of business;

(iv)	in connection with the purchase by the Company or any Restricted Subsidiary of any business, any post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid in a timely manner;

(v)	any obligations in respect of workers’ compensation claims, early retirement or termination obligations, deferred compensatory or employee or director equity plans pension fund obligations or contributions or similar claims, obligations or contributions or social security or wage taxes; or

(vi)	Capital Stock (other than Disqualified Stock and Preferred Stock).

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant, in each case of nationally recognized standing that is, in the good faith determination of the Company, qualified to perform the task for which it has been engaged.

“Initial Purchasers” means Deutsche Bank Securities Inc. and Citigroup Global Markets Inc.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1)	securities issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality thereof (other than Cash Equivalents),

(2)	securities that have an Investment Grade Rating, but excluding any debt securities or instruments constituting loans or advances among the Company and its Subsidiaries,

(3)	investments in any fund that invests at least 95.0% of its assets in investments of the type described in clauses (1) and (2) above and clause (4) below which fund may also hold immaterial amounts of cash pending investment and/or distribution, and

(4)	corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding two years from the date of acquisition.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of (a) loans (including guarantees of Indebtedness), (b) advances or capital contributions (excluding accounts receivable, trade credit and advances or other payments made to customers, dealers, suppliers and distributors and payroll, commission, travel and similar advances to officers, directors, managers, employees, consultants and independent contractors made in the ordinary course of business), and (c) purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person. If the Company or any Restricted Subsidiary sells or otherwise disposes of any Equity Interests of any Restricted Subsidiary, or any Restricted Subsidiary issues any Equity Interests, in either case, such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or other disposition equal to the Fair Market Value of the Equity Interests of and all other Investments in such Restricted Subsidiary retained. In no event shall a guarantee of an operating lease of the Company or any Restricted Subsidiary be deemed an Investment. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “—Certain covenants—Limitation on restricted payments”:

(1)	“Investments” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of a Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to:

(a)	the Company’s “Investment” in such Subsidiary at the time of such redesignation less

(b)	the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2)	any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer.

The amount of any Investment outstanding at any time (including for purposes of calculating the amount of any Investment outstanding at any time under any provision of the covenant described under “—Certain covenants—Limitation on restricted payments”, and otherwise determining compliance with such covenant) shall be the original cost of such Investment (determined, in the case of any Investment made with assets of the Company or any Restricted Subsidiary, based on the Fair Market Value of the assets invested and without taking into account subsequent increases or decreases in value), reduced by any dividend, distribution, interest payment, return of capital, repayment or other amount received in cash by the Company or a Restricted Subsidiary in respect of such Investment, and in the case of an Investment in any Person, shall be net of any Investment by such Person in the Company or any Restricted Subsidiary.

“Issue Date” means June 24, 2015.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, or any option or other agreement to sell); provided that in no event shall an operating lease or an agreement to sell be deemed to constitute a Lien.

“Local TV Transactions” means “Transactions” as defined in the Senior Credit Agreement as in effect on the Issue Date.

“Management Group” means the group consisting of directors, officers and other members of management of the Company or any direct or indirect parent of the Company, as applicable, or its Subsidiaries or any Related License Corporation that have ownership interests in the Company or any direct or indirect parent of the Company or (in each case) family members or relatives thereof, or trusts, partnerships or limited liability companies for the benefit of any of the foregoing, or any of their heirs, executors, successors and legal representatives, who at any date beneficially own or have the right to acquire, directly or indirectly, Equity Interests of the Company or any direct or indirect parent of the Company.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Cash Proceeds” means the aggregate cash proceeds (using the Fair Market Value of any Cash Equivalents) received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received in respect of or upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, and including any proceeds received as a result of unwinding any related Swap Contracts in connection with such transaction but excluding the assumption by the acquiring Person of Indebtedness relating to the disposed assets or other consideration received in any other non-cash form), net of the cash costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements related thereto), amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than pursuant to the second paragraph of the covenant described under “—Certain covenants—Asset sales”) to be paid as a result of such transaction, any costs associated with unwinding any related Swap Contracts in connection with such transaction and any deduction of appropriate amounts to be provided by the Company or any of its Restricted Subsidiaries as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Company or any of its Restricted Subsidiaries after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Non-Cash Charges” means, whether or not recurring, (a) any impairment charge or asset write-off or write-down related to intangible assets (including goodwill), long-lived assets, and investments pursuant to GAAP, (b) all losses from investments recorded using the equity method, (c) all Non-Cash Compensation Expenses, (d) any one-time non-cash impact at the time of applying purchase accounting, (e) the non-cash impact of accounting changes or restatements, including changes in underlying methodologies, and (f) other non-cash charges (provided that, in each case, if any non-cash charge represents an accrual or reserve for any potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from Consolidated EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period).

“Non-Cash Compensation Expense” means any non-cash expenses and costs that result from the issuance of stock-based awards, partnership interest-based awards and similar incentive-based compensation awards or arrangements.

“Non-Guarantor Subsidiary” means any Restricted Subsidiary of the Company that is not a Subsidiary Guarantor.

“Notes Applicable Premium” means, with respect to any Note on any applicable redemption date, as calculated by the Company or on behalf of the Company by such Person as the Company shall designate, the greater of:

(1)	1.0% of the then outstanding principal amount of such Note; and

(2)	the excess, if any, of

(a)	the present value at such redemption date calculated as of the date of the applicable redemption notice of (i) the redemption price of such Note at July 15, 2018 (such redemption price being set forth in the applicable table appearing above under the caption “—Optional redemption”) plus (ii) all required interest payments due on the Note through July 15, 2018 (excluding accrued but unpaid interest to (but not including) the redemption date), computed using a discount rate equal to such Notes Treasury Rate as of such redemption date plus 50 basis points; over

(b)	the then outstanding principal amount of such Note.

“Notes Treasury Rate” means, as of the applicable redemption date, the weekly average yield to maturity at the time of computation, of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the date of the applicable redemption notice (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to July 15, 2018; provided, however, that if the period from such redemption date to July 15, 2018 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from July 15, 2018 to such date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

“Obligations” means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, U.S. federal or foreign law), premium, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any Indebtedness; provided that Obligations with respect to the Notes shall not include fees or indemnification in favor of the Trustee and other third parties other than the Holders.

“Officer” means, with respect to any Person, the Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary (or any person serving the equivalent function of any of the foregoing) of such Person (or of the general partner, managing member or sole member of such Person) or any individual designated as an “Officer” for purposes of the Indenture by the Board of Directors of such Person (or the Board of Directors of the general partner, managing member or sole member of such Person).

“Officer’s Certificate” means a certificate signed on behalf of the Company or any direct or indirect parent of the Company by an Officer of the Company or such parent entity that meets the requirements set forth in the Indenture.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Company.

“Pari Passu Indebtedness” means any Indebtedness of the Company or any Restricted Subsidiary other than Subordinated Indebtedness.

“Permitted Asset Swap” means the substantially concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and cash or Cash Equivalents between the Company or any of its Restricted Subsidiaries and another Person; provided that any cash or Cash Equivalents received must be applied in accordance with the covenant described under “—Certain covenants—Asset sales.”

“Permitted Disposition Transaction Indebtedness” means an unsecured guarantee of the Company and/or one or more of its Restricted Subsidiaries with respect to Indebtedness Incurred by the acquiror of any property (whether by purchase, through receipt of an Investment or other contribution or otherwise) from the Company or any Restricted Subsidiary in any disposition transaction permitted under the Indenture or Investment permitted under the Indenture, as applicable, which Indebtedness is Incurred in connection with or for the purpose of effecting such applicable disposition (or, to pay a distribution to the Company and/or one or more of its Restricted Subsidiaries substantially concurrently with the Investment or contribution of such property), together with any unsecured guarantee of the Company and/or one or more of its Restricted Subsidiaries with respect to any Refinancings of such Indebtedness or earlier Refinancings of such Indebtedness; provided that the principal amount (or if issued with original issue discount, an aggregate issue price) of such Indebtedness does not exceed the principal amount of the Indebtedness so Refinanced except by an amount equal to Related Costs Incurred, in connection with such Refinancing and by an amount equal to any existing commitments unutilized and letters of credit undrawn thereunder.

“Permitted Investments” means:

(1)	any Investment in cash and Cash Equivalents or Investment Grade Securities and Investments that were Cash Equivalents or Investment Grade Securities when made;

(2)	any Investment in the Company (including the Notes) or any Restricted Subsidiary;

(3)	any Investment (x) by the Company or any Restricted Subsidiary of the Company in the Company or any other Restricted Subsidiary of the Company and (y) by the Company or any Restricted Subsidiary in any Related License Corporation made on a basis consistent with customary industry practices as determined by the Company in good faith, made in the ordinary course of business or made pursuant to a Related License Corporation Management Agreement;

(4)

any Investment by the Company or any Restricted Subsidiary of the Company in a Person that is primarily engaged in a Similar Business if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of the Company, or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the

Company (and any Investment held by such Person that was not acquired by such Person in contemplation of so becoming a Restricted Subsidiary or in contemplation of such merger, consolidation, amalgamation, transfer, conveyance or liquidation);

(5)	any Investment in securities or other assets received in connection with an Asset Sale made pursuant to the provisions of “—Certain covenants—Asset sales” (including Investments acquired or received in connection with any Permitted Asset Swap) or any other disposition of assets not constituting an Asset Sale;

(6)	any Investment (x) existing on the Issue Date, (y) made pursuant to binding commitments in effect on the Issue Date or (z) that replaces, refinances, refunds, renews or extends any Investment described under either of the immediately preceding clauses (x) or (y); provided that any such Investment is in an amount that does not exceed the amount replaced, refinanced, refunded, renewed or extended, except as contemplated pursuant to the terms of such Investment in existence on the Issue Date or as otherwise permitted under this definition or the covenant described under “—Certain Covenants—Limitation on restricted payments”;

(7)	loans and advances to, or guarantees of Indebtedness of, employees, directors, officers, managers, consultants or independent contractors in an aggregate amount, taken together with all other Investments made pursuant to this clause (7) that are at the time outstanding, not to exceed the greater of (x) $15.0 million and (y) 0.15% of Consolidated Total Assets;

(8)	loans and advances to officers, directors, employees, managers, consultants and independent contractors for business related travel and entertainment expenses, moving and relocation expenses and other similar expenses, in each case in the ordinary course of business;

(9)	any Investment (x) acquired by the Company or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable, or (b) as a result of a foreclosure or other remedial action by the Company or any of its Restricted Subsidiaries with respect to any Investment or other transfer of title with respect to any Investment in default and (y) received in compromise or resolution of (a) obligations of trade creditors or customers that were incurred in the ordinary course of business of the Company or any Restricted Subsidiary, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer, or (b) litigation, arbitration or other disputes;

(10)	Swap Contracts and Cash Management Services permitted under clause (j) of the definition of Permitted Debt;

(11)	any Investment by the Company or any of its Restricted Subsidiaries in a Similar Business in an aggregate amount, taken together with all other Investments made pursuant to this clause (11) that are at the time outstanding, not to exceed the greater of (x) $150.0 million and (y) 1.50% of Consolidated Total Assets; provided, however, that if any Investment pursuant to this clause (11) is made in any Person that is not a Restricted Subsidiary of the Company at the date of the making of such Investment and such Person becomes a Restricted Subsidiary of the Company after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (2) above and shall cease to have been made pursuant to this clause (11);

(12)	additional Investments by the Company or any of its Restricted Subsidiaries in an aggregate amount, taken together with all other Investments made pursuant to this clause (12) that are at the time outstanding, not to exceed the greater of (x) $325.0 million and (y) 3.05% of Consolidated Total Assets; provided, however, that if any Investment pursuant to this clause (12) is made in any Person that is not a Restricted Subsidiary at the date of the making of such Investment and such Person becomes a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (2) above and shall cease to have been made pursuant to this clause (12);

(13)	any transaction to the extent it constitutes an Investment that is permitted and made in accordance with the provisions of the third paragraph of the covenant described under “—Certain covenants—Transactions with affiliates” (except transactions described in clause (2), (3), (4), (11) or (12) of such paragraph);

(14)	Investments the payment for which consists of Equity Interests (other than Excluded Equity) of the Company or Equity Interests of any direct or indirect parent of the Company, as applicable; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (c) of the first paragraph of the covenant described under “—Certain covenants—Limitation on restricted payments”;

(15)	Investments consisting of the leasing, licensing, sublicensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(16)	Investments consisting of purchases or acquisitions of inventory, supplies, materials and equipment or purchases, acquisitions, licenses, sublicenses, leases or subleases of intellectual property, other assets or other rights, in each case in the ordinary course of business;

(17)	any Investment in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Financing, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Receivables Financing or any related Indebtedness;

(18)	Investments of a Restricted Subsidiary of the Company acquired after the Issue Date or of an entity merged or amalgamated into or consolidated with a Restricted Subsidiary of the Company in a transaction that is not prohibited by the covenant described under “—Certain covenants—Merger, consolidation or sale of all or substantially all assets” after the Issue Date to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(19)	repurchases of the Notes;

(20)	guarantees of Indebtedness permitted to be Incurred under “—Certain covenants—Limitation on incurrence of indebtedness and issuance of disqualified stock and preferred stock” and Obligations relating to such Indebtedness, and guarantees in the ordinary course of business;

(21)	advances, loans or extensions of trade credit in the ordinary course of business by the Company or any of the Restricted Subsidiaries;

(22)	Investments consisting of purchases and acquisitions of assets or services in the ordinary course of business;

(23)	Investments in the ordinary course of business consisting of Uniform Commercial Code Article 3 endorsements for collection or deposit and Uniform Commercial Code Article 4 customary trade arrangements with customers;

(24)	intercompany current liabilities owed to Unrestricted Subsidiaries or joint ventures incurred in the ordinary course of business in connection with the cash management operations of the Company and its Subsidiaries;

(25)	accounts receivable, security deposits and prepayments and other credits granted or made in the ordinary course of business and any Investments received in satisfaction or partial satisfaction thereof from financially troubled account debtors and others, including in connection with the bankruptcy or reorganization of, or settlement of delinquent accounts and disputes with or judgments against, such account debtors and others, in each case in the ordinary course of business;

(26)	Investments acquired as a result of a foreclosure by the Company or any Restricted Subsidiary with respect to any secured Investments or other transfer of title with respect to any secured Investment in default;

(27)	Investments resulting from pledges and deposits that are Permitted Liens;

(28)	acquisitions of obligations of one or more directors, officers or other employees or consultants of any direct or indirect parent of the Company, the Company, or any Subsidiary of the Company or any Related License Corporation in connection with such director’s, officer’s, employee’s or consultant’s acquisition of Equity Interests of the Company or any direct or indirect parent of the Company, so long as no cash is actually advanced by the Company or any Restricted Subsidiary to any such director, officer, employee or consultant in connection with the acquisition of any such obligations;

(29)	guarantees of operating leases (for the avoidance of doubt, excluding Capitalized Lease Obligations) or of other obligations that do not constitute Indebtedness, in each case, entered into by the Company or any Restricted Subsidiary in the ordinary course of business;

(30)	Investments consisting of the redemption, purchase, repurchase or retirement of any Equity Interests permitted by the covenant described under “—Certain covenants—Limitation on restricted payments”;

(31)	non-cash Investments made in connection with tax planning and reorganization activities;

(32)	Investments in (x) Existing Joint Ventures (other than CareerBuilder and Television Food Network) and (y) other joint ventures of the Company or any of its Restricted Subsidiaries in an aggregate amount, taken together with all other Investments made pursuant to this clause (32)(y) that are at the time outstanding, not to exceed the greater of (i) $325.0 million and (ii) 3.05% of Consolidated Total Assets; provided, however, that if any Investment pursuant to this clause (32)(y) is made in any joint venture that is not a Restricted Subsidiary at the date of the making of such Investment and such joint venture becomes a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (2) above and shall cease to have been made pursuant to this clause (32)(y);

(33)	Investments of Excluded Disposition Assets and of the Equity Interests of any Excluded Disposition Subsidiary in contemplation of or in connection with a Specified Third Party Transaction; and

(34)	other Investments of Excluded Disposition Assets and of the Equity Interest of any Excluded Disposition Subsidiary; provided that immediately after giving Pro Forma Effect to such Investment, either (x) the Consolidated Total Net Debt Ratio shall be less than or equal to 6.75 to1.00 or (y) the Consolidated Total Net Debt Ratio is less than or equal to the Consolidated Total Net Debt Ratio immediately prior to giving Pro Forma Effect to such Investment.

“Permitted Liens” means, with respect to any Person:

(1)	Liens Incurred in connection with workers’ compensation laws, unemployment insurance laws or similar legislation, or in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or to secure public or statutory obligations of such Person or to secure surety, stay, customs or appeal bonds to which such Person is a party, or as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2)	Liens imposed by law, such as carriers’, warehousemen’s, landlords’, materialmen’s, repairmen’s, construction contractors’, mechanics’ or other similar Liens, in each case for sums not yet overdue by more than 30 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review (or which, if due and payable, are being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained, to the extent required by GAAP (or, for Foreign Subsidiaries, in conformity with generally accepted accounting principles that are applicable in their respective jurisdiction of organization));

(3)

Liens for taxes, assessments or other governmental charges or levies (i) which are not yet due or payable or (ii) which are being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained to the extent required by GAAP (or, for Foreign Subsidiaries, in conformity with generally accepted accounting principles that are applicable in their respective jurisdiction of organization), or for property taxes on property such Person or one of its Subsidiaries has determined to abandon if the sole recourse for such tax, assessment, charge, levy or claim is to such property;

(4)	Liens in favor of issuers of performance and surety bonds, bid, indemnity, warranty, release, appeal or similar bonds or with respect to regulatory requirements or letters of credit or bankers’ acceptances issued and completion guarantees provided for, in each case, pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5)	survey exceptions, encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights-of-way, servitudes, sewers, electric lines, drains, telegraph and telephone and cable television lines, gas and oil pipelines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which do not in the aggregate materially adversely interfere with the ordinary conduct of the business of such Person;

(6)	Liens Incurred to secure Obligations in respect of Indebtedness permitted to be Incurred pursuant to clause (a), (d) or (t) of the definition of “Permitted Debt,” and, solely in respect of Refinancing Indebtedness of Obligations in respect of Indebtedness Incurred (or unutilized commitments in respect of Indebtedness) pursuant to clauses (a)(II), (d)(x) and (d)(z) of the definition of “Permitted Debt” or any successive Refinancing of such Indebtedness, clause (n) of the definition of “Permitted Debt” and, in each case, obligations secured ratably thereunder; provided that, (x) in the case of clause (d), such Lien extends only to the assets and/or Capital Stock, the acquisition, lease, construction, repair, replacement or improvement of which is financed thereby and any replacements, additions, accessions and improvements thereto and any income or profits thereof (collectively, the “Improvements”); and (y) in the case of clause (t), such Lien does not extend to the property or assets (or income or profits therefrom) of any Restricted Subsidiary other than a Non-Guarantor Subsidiary;

(7)	Liens of the Company or any of its Restricted Subsidiaries existing on the Issue Date (other than Liens Incurred to secure Indebtedness under the Senior Credit Agreement);

(8)	Liens on assets of, or Equity Interests in, a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, that such Liens are limited to all or part of the same property or assets (plus Improvements on such property or assets) that secured (or, under the written arrangements under which the Liens arose, could secure) the obligations to which such Liens relate; provided, further, that for purposes of this clause (8), if a Person other than the Company is the Successor Company with respect thereto, any Subsidiary thereof shall be deemed to become a Subsidiary of the Company, and any property or assets of such Person or any such Subsidiary shall be deemed acquired by the Company or a Restricted Subsidiary, as the case may be, when such Person becomes such Successor Company;

(9)	Liens on assets at the time the Company or a Restricted Subsidiary of the Company acquired the assets, including any acquisition by means of a merger, amalgamation or consolidation with or into the Company or any Restricted Subsidiary of the Company; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such acquisition; provided, further, that such Liens are limited to all or part of the same property or assets (plus Improvements on such property or assets) that secured (or, under the written arrangements under which the Liens arose, could secure) the obligations to which such Liens relate; provided, further, that for purposes of this clause (9), if a Person other than the Company is the Successor Company with respect thereto, any Subsidiary thereof shall be deemed to become a Subsidiary of the Company, and any property or assets of such Person or any such Subsidiary shall be deemed acquired by the Company or a Restricted Subsidiary, as the case may be, when such Person becomes such Successor Company;

(10)	Liens securing Indebtedness or other obligations of the Company or a Restricted Subsidiary owing to the Company or another Restricted Subsidiary of the Company permitted to be Incurred in accordance with the covenant described under “—Certain covenants—Limitation on incurrence of indebtedness and issuance of disqualified stock and preferred stock,” and Liens on property of any Restricted Subsidiary that is a Foreign Subsidiary securing Indebtedness in respect of any Foreign Subsidiary;

(11)	Liens securing Swap Contracts Incurred in compliance with the covenant described under the caption “—Certain covenants—Limitation on incurrence of indebtedness and issuance of disqualified stock and preferred stock”;

(12)	Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances or letters of credit entered into in the ordinary course of business issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13)	leases, subleases, licenses, sublicenses, occupancy agreements or assignments of or in respect of real or personal property;

(14)	Liens arising from, or from Uniform Commercial Code financing statement filings regarding, operating leases or consignments entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(15)	Liens in favor of the Company or any Restricted Subsidiary;

(16)	(i) Liens on accounts receivable and related assets of the type specified in the definition of “Receivables Financing” Incurred in connection with a Qualified Receivables Financing and (ii) Liens securing Indebtedness or other obligations of any Receivables Subsidiary;

(17)	deposits made or other security provided in the ordinary course of business to secure liability to insurance carriers or under self-insurance arrangements in respect of such obligations;

(18)	Liens on the Equity Interests of Unrestricted Subsidiaries;

(19)	grants of intellectual property, software and other technology licenses;

(20)	judgment and attachment Liens not giving rise to an Event of Default pursuant to clause (6) of the first paragraph under “—Defaults” and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(21)	Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(22)	Liens Incurred to secure Cash Management Services and other “bank products” (including those described in clauses (j) of the definition of “Permitted Debt”);

(23)	Liens to secure any Refinancing (or successive Refinancings) as a whole, or in part, of any Indebtedness secured by any Lien referred to in clauses (7), (8), (9), (11) and (24) of this definition; provided, however, that (x) such new Lien shall be limited to all or part of the same property or assets that secured (or, under the written arrangements under which the original Lien arose, could secure) the original Lien (plus Improvements on such property or assets), and (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (7), (8), (9), (11) and (24) of this definition at the time the original Lien became a Permitted Lien under the Indenture, and (B) an amount necessary to pay the Related Costs in connection therewith, related to such Refinancing;

(24)	Liens securing Acquisition Indebtedness permitted to be Incurred pursuant to the covenant described under “—Certain covenants—Limitation on incurrence of indebtedness and issuance of disqualified stock and preferred stock”; provided that on the date of the Incurrence of such Indebtedness after giving Pro Forma Effect to such Incurrence (including the use of proceeds thereof) and any related transactions, the Consolidated Senior Secured Net Debt Ratio would have been no greater than 4.50 to 1.00;

(25)	other Liens securing obligations the principal amount of which does not exceed the greater of (x) $125.0 million and (y) 1.25% of Consolidated Total Assets at the time of Incurrence of any such obligation, at any one time outstanding;

(26)	Liens on the Equity Interests or assets of a joint venture to secure Indebtedness of such joint venture Incurred pursuant to clause (u) of the definition of “Permitted Debt”;

(27)	Liens on equipment of the Company or any Restricted Subsidiary of the Company granted in the ordinary course of business to the Company’s or such Restricted Subsidiary’s client at which such equipment is located;

(28)	Liens created for the benefit of (or to secure) all of the Notes or the Guarantees;

(29)	Liens on property or assets used to defease or to satisfy and discharge Indebtedness; provided that such defeasance or satisfaction and discharge is not prohibited by the Indenture;

(30)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation and exportation of goods in the ordinary course of business;

(31)	Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code, or any comparable or successor provision, on items in the course of collection; (ii) attaching to pooling, commodity trading accounts or other commodity brokerage accounts Incurred in the ordinary course of business; and (iii) in favor of banking or other financial institutions or entities, or electronic payment service providers, arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking or finance industry;

(32)	Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks or other Persons not given in connection with the issuance of Indebtedness; (ii) relating to pooled deposit or sweep accounts of the Company or any Restricted Subsidiary to permit satisfaction of overdraft or similar obligations Incurred in the ordinary course of business of the Company and its Restricted Subsidiaries; or (iii) relating to purchase orders and other agreements entered into with customers of the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(33)	any encumbrance or restriction (including put and call arrangements) with respect to capital stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(34)	Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto;

(35)	Liens on vehicles or equipment of the Company or any of the Restricted Subsidiaries granted in the ordinary course of business;

(36)	Liens arising solely by virtue of any statutory or common law provision or customary business provision relating to banker’s liens, rights of set-off or similar rights;

(37)	Liens solely on any cash earnest money deposits made by the Company or any Restricted Subsidiary in connection with any letter of intent or other agreement in respect of any Permitted Investment or Investment permitted pursuant to the covenant described under “—Certain covenants—Limitations on restricted payments”;

(38)	the prior rights of consignees and their lenders under consignment arrangements entered into in the ordinary course of business;

(39)	Liens on securities that are the subject of repurchase agreements constituting Cash Equivalents under clause (4) of the definition thereof;

(40)	Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts Incurred in the ordinary course of business and not for speculative purposes;

(41)	rights reserved or vested in any Person by the terms of any lease, license, franchise, grant or permit held by the Company or any of its Restricted Subsidiaries or by a statutory provision, to terminate any such lease, license, franchise, grant or permit, or to require annual or periodic payments as a condition to the continuance thereof;

(42)	restrictive covenants affecting the use to which real property may be put; provided that the covenants are complied with;

(43)	security given to a public utility or any municipality or governmental authority when required by such utility or authority in connection with the operations of that Person in the ordinary course of business;

(44)	zoning by-laws and other land use restrictions, including, without limitation, site plan agreements, development agreements and contract zoning agreements;

(45)	Liens securing the obligations of any Related License Corporation under third-party Indebtedness for borrowed money Incurred by such Related License Corporation; and

(46)	Liens on (x) any Excluded Disposition Assets and (y) assets of an Excluded Disposition Subsidiary securing Indebtedness of such Excluded Disposition Subsidiary or its Subsidiaries Incurred pursuant to clause (ff) of the definition of “Permitted Debt.”

For purposes of determining compliance with this definition, (u) a Lien need not be Incurred solely by reference to one category of Permitted Liens described in this definition but may be Incurred under any combination of such categories (including in part under one such category and in part under any other such category), (v) in the event that a Lien (or any portion thereof) meets the criteria of one or more of such categories of Permitted Liens, the Company shall, in its sole discretion, classify or reclassify such Lien (or any portion thereof) in any manner that complies with this definition, (w) in the event that a portion of Indebtedness secured by a Lien could be classified as secured in part pursuant to clause (24) above (giving effect to the Incurrence of such portion of such Indebtedness), the Company, in its sole discretion, may classify such portion of such Indebtedness (and any Obligations in respect thereof) as having been secured pursuant to clause (24) above and the remainder of the Indebtedness as having been secured pursuant to one or more of the other clauses of this definition, (x) the principal amount of Indebtedness secured by a Lien outstanding under any category of “Permitted Liens” shall be determined after giving effect to the application of proceeds of any such Indebtedness to refinance any such other Indebtedness, (y) if any Liens securing Indebtedness are Incurred to Refinance Liens securing Indebtedness initially Incurred (or, Lien securing Indebtedness Incurred to Refinance Liens securing Indebtedness initially Incurred) in reliance on a category of “Permitted Liens” measured by reference to a percentage of Consolidated Total Assets at the time of Incurrence, and such Refinancing would cause the percentage of Consolidated Total Assets restriction to be exceeded if calculated based on the Consolidated Total Assets on the date of such Refinancing, such percentage of Consolidated Total Assets restriction shall not be deemed to be exceeded (and such newly Incurred Liens shall be deemed permitted) to the extent the principal amount of such Indebtedness secured by such newly Incurred Liens does not exceed the principal amount of such Indebtedness secured by such Liens being Refinanced, plus the Related Costs Incurred or payable in connection with such Refinancing and (z) if any Liens securing Indebtedness are Incurred to Refinance Liens securing Indebtedness initially Incurred (or, Liens securing Indebtedness Incurred to Refinance Liens securing Indebtedness initially Incurred) in reliance on a category of “Permitted Liens” measured by reference to a fixed dollar amount, such fixed dollar amount shall not be deemed to be exceeded (and such newly Incurred Liens shall be deemed permitted) to the extent the principal amount of such Indebtedness secured by such newly Incurred Liens does not exceed the principal amount of such Indebtedness secured by such Liens being Refinanced, plus the Related Costs Incurred or payable in connection with such Refinancing.

“Permitted Parent” means any Person of which the Company becomes a Subsidiary after the Issue Date that is designated by the Company as a “Permitted Parent” and solely for so long as the Company remains a

Subsidiary of such Person; provided that immediately after the Company first becomes a Subsidiary of such Person, more than 50% of the Voting Stock of such Person shall be held by one or more Persons that held more than 50% of the Voting Stock of the Company or a Permitted Parent of the Company immediately prior to the Company first becoming such a Subsidiary.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution or winding up.

“Post-Acquisition Period” shall mean, with respect to any Specified Transaction, the period beginning on the date such Specified Transaction is consummated and ending on the last day of the 24th month immediately following the date on which such Specified Transaction is consummated.

“Pro Forma Adjustment” means, for any eight fiscal quarter period of the Company that includes all or any part of a fiscal quarter included in any Post-Acquisition Period with respect to the Acquired EBITDA of the applicable Pro Forma Entity or the Consolidated EBITDA of the Company, the pro forma increase or decrease in such Acquired EBITDA or such Consolidated EBITDA, as the case may be, projected by the Company in good faith as a result of (a) actions taken, prior to or during such Post-Acquisition Period, for the purposes of realizing reasonably identifiable and factually supportable cost savings and synergies, or (b) any additional costs incurred prior to or during such Post-Acquisition Period in connection with the combination of the operations of such Pro Forma Entity with the operations of the Company and the Restricted Subsidiaries; provided that so long as such actions are taken prior to or during such Post-Acquisition Period or such costs are incurred prior to or during such Post-Acquisition Period it may be assumed, for the purposes of projecting such pro forma increase or decrease to such Acquired EBITDA or such Consolidated EBITDA, as the case may be, that such cost savings and synergies will be realizable during the entirety of such eight fiscal quarter period, or such additional costs will be Incurred during the entirety of such eight fiscal quarter period; provided, further, that any such pro forma increase or decrease to such Acquired EBITDA or such Consolidated EBITDA, as the case may be, shall be without duplication for cost savings, synergies or additional costs already included in such Acquired EBITDA or such Consolidated EBITDA, as the case may be, for such eight fiscal quarter period.

“Pro Forma Basis,” “Pro Forma Compliance” and “Pro Forma Effect” means, for purposes of the calculation of any test, financial ratio, basket or covenant under the Indenture (including the Consolidated Senior Secured Net Debt Ratio, the Consolidated Total Net Debt Ratio and the calculation of Consolidated Total Assets) as of any date, that pro forma effect will be given to each Specified Transaction that has occurred during the eight consecutive fiscal quarter period being used to calculate such test, financial ratio, basket or covenant (the “Reference Period”), and/or subsequent to the end of the Reference Period but no later than the date of such calculation; provided that “Pro Forma Basis,” “Pro Forma Compliance” and “Pro Forma Effect” in respect of any Specified Transaction shall be calculated in good faith in a reasonable manner in accordance with the terms of the Indenture; provided, further, that the foregoing pro forma adjustments may be applied to any such test or covenant solely to the extent that such adjustments are (i) (x) reasonably identifiable and (y) factually supportable or (ii) otherwise consistent with the definition of the term “Pro Forma Adjustment.” For purposes of making any computation referred to in the preceding sentence, each Specified Transaction and the following transactions in connection therewith (to the extent applicable) shall be deemed to have occurred as of the first day of the Reference Period: (a) historical income statement items (whether positive or negative) attributable to the property or Person, if any, subject to such Specified Transaction, (i) in the case of a disposition of all or substantially all Equity Interests in any Restricted Subsidiary of the Company or any division, product line, or facility used for operations of the Company or any of its Restricted Subsidiaries or a designation of a Subsidiary as an Unrestricted Subsidiary, shall be excluded, and (ii) in the case of a purchase or other acquisition of all or substantially all of the property and assets or business of any Person, or of assets constituting a business unit, a line of business or division of such Person, or of all or substantially all of the Equity Interests in a Person or a designation of a Subsidiary as a Restricted Subsidiary, shall be included, (b) any repayment, repurchase, retirement, redemption, satisfaction, and discharge or defeasance of Indebtedness, Disqualified Stock or Preferred Stock, and (c) any Indebtedness Incurred or assumed by the Company or any of its Restricted Subsidiaries in connection therewith and if such Indebtedness has a floating or formula rate, shall have an implied rate of interest for the applicable period for purposes of this definition determined by utilizing the rate which is or would be in effect with respect to such Indebtedness as at the relevant date of determination (taking into account any hedging obligations applicable to such Indebtedness if such hedging obligation has a remaining term in excess of twelve (12) months).

“Publishing Spin” means the “Business Separation” and “Distribution,” each as defined in that certain Separation and Distribution Agreement, dated as of August 4, 2013, between the Company and Tribune Publishing Company, and all other transactions related to the foregoing (including payment of fees and expenses related to any of the foregoing).

“Qualified Receivables Financing” means any Receivables Financing of a Receivables Subsidiary that meets the following conditions:

(1)	the Board of Directors of the Company or any direct or indirect parent of the Company shall have determined in good faith that such Qualified Receivables Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Company and its Restricted Subsidiaries,

(2)	all sales of accounts receivable and related assets by the Company or any Restricted Subsidiary to the Receivables Subsidiary are made at Fair Market Value, and

(3)	the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Company) and may include Standard Securitization Undertakings.

The grant of a security interest in any accounts receivable of the Company or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) to secure any Credit Agreement shall not be deemed a Qualified Receivables Financing.

“Rating Agency” means (1) each of Moody’s and S&P and (2) if Moody’s or S&P ceases to rate the Notes for reasons outside of the Company’s control, a “nationally recognized statistical rating organization” within the meaning of Section 3 under the Exchange Act selected by the Company or any direct or indirect parent of the Company as a replacement agency for Moody’s or S&P, as the case may be.

“Real Estate Holdco” means any Restricted Subsidiary of the Borrower which has no material assets other than interests in real property, leases in respect thereof and assets reasonably necessary for the operation and management thereof.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Financing.

“Receivables Financing” means any transaction or series of transactions that may be entered into by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries may sell, convey or otherwise transfer to (a) a Receivables Subsidiary (in the case of a transfer by the Company or any of its Subsidiaries), and (b) any other Person (in the case of a transfer by a Receivables Subsidiary), or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of the Company or any of its Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable and any Swap Contracts entered into by the Company or any such Subsidiary in connection with such accounts receivable.

“Receivables Repurchase Obligation” means any obligation of a seller of receivables in a Qualified Receivables Financing to repurchase receivables arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Receivables Subsidiary” means a Wholly Owned Restricted Subsidiary of the Company (or another Person formed for the purposes of engaging in a Qualified Receivables Financing with the Company in which the Company or any Subsidiary of the Company or a direct or indirect parent of the Company makes an Investment and to which the Company or any Subsidiary of the Company or a direct or indirect parent of the Company transfers accounts receivable and related assets) which engages in no activities other than in connection with the financing of accounts receivable of the Company and its Subsidiaries or a direct or indirect parent of the Company, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors of the Company or a direct or indirect parent of the Company (as provided below) as a Receivables Subsidiary and:

(1)	no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by the Company or any other Subsidiary of the Company (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is recourse to or obligates the Company or any other Subsidiary of the Company in any way other than pursuant to Standard Securitization Undertakings, or (iii) subjects any property or asset of the Company or any other Subsidiary of the Company, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings,

(2)	with which neither the Company nor any other Subsidiary of the Company has any material contract, agreement, arrangement or understanding other than on terms which the Company reasonably believes to be no less favorable to the Company or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company, and

(3)	to which neither the Company nor any other Subsidiary of the Company has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

Any such designation by the Board of Directors of the Company or a direct or indirect parent of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company or a direct or indirect parent of the Company giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing conditions.

“Refinance” means to extend, renew, refund, refinance, replace, redeem, repurchase, retire, defease or discharge, and “Refinancing” and “Refinanced” shall have correlative meanings.

“Related Business Assets” means assets (other than cash or Cash Equivalents) used or useful in a Similar Business; provided that any assets received by the Company or a Restricted Subsidiary in exchange for assets transferred by the Company or a Restricted Subsidiary will not be deemed to be Related Business Assets if they consist of securities of a Person, unless such Person is, or upon receipt of the securities of such Person, such Person would become, a Restricted Subsidiary.

“Related Costs” means the aggregate amount of any fees, underwriting discounts, accrued and unpaid interest, premiums (including tender premiums), defeasance costs and other costs, fees, discounts and expenses.

“Related License Corporation” means (a) any Person (other than a natural person) that, directly or indirectly, owns Station Licenses which the Company or one or more of its Restricted Subsidiaries manages pursuant to a Related License Corporation Management Agreement or other similar agreements, in each case, which arrangements (including, any such arrangements entered into in connection with a disposition or Investment) were entered into based on the Company’s good faith determination that such arrangements were necessary or advisable in order for the Company or such Restricted Subsidiary to comply with the Communications Laws and designated as a Related License Corporation by the Company and (b) any Related License Management Company.

“Related License Corporation Management Agreement” means any management or other similar or related agreement put in place with a Related License Corporation on or prior to December 27, 2013, in connection with the Local TV Transactions, or management agreements or other similar or related agreements, similar in substance to those agreements or management or other similar or related agreements that are on terms customary in the industry as determined by the Company in good faith.

“Related License Guarantees” means a guarantee of the Company and/or one or more of its Restricted Subsidiaries of third-party Indebtedness for borrowed money Incurred by a Related License Corporation.

“Related License Management Company” means any Person (x) which is a joint venture owned in part by a Person described in clause (a) of the definition of Related License Corporation and in part by the Company or a Restricted Subsidiary, (y) whose primary purpose is to employ personnel associated with the broadcast stations owned by such Person described in clause (a) of the definition of Related License Corporation and (z) which has no material assets or liabilities other than in connection with the employment of such personnel.

“Related Taxes” means any taxes, charges or assessments, including, but not limited to, sales, use, transfer, rental, ad valorem, value-added, stamp, property, consumption, franchise, license, capital, net worth, gross receipts, excise, occupancy, intangibles or similar taxes, charges or assessments (other than U.S. federal, state or local income taxes), required to be paid by any direct or indirect parent of the Company by virtue of its being incorporated or having Capital Stock outstanding (but not by virtue of owning stock or other equity interests of any corporation or other entity other than the Company, any of its Subsidiaries or any other direct or indirect parent of the Company), or being a holding company parent of the Company, any of its Subsidiaries or any direct or indirect parent of the Company or receiving dividends from or other distributions in respect of the Capital Stock of the Company, any of its Subsidiaries or any direct or indirect parent of the Company, or having guaranteed any obligations of the Company or any Subsidiary thereof, or having made any payment in respect of any of the items for which the Company or any of its Subsidiaries is permitted to make payments to any parent pursuant to the covenant described under “—Certain covenants—Limitation on restricted payments,” or acquiring, developing, maintaining, owning, prosecuting, protecting or defending its intellectual property and associated rights (including but not limited to receiving or paying royalties for the use thereof) relating to the business or businesses of the Company or any Subsidiary thereof.

“Replacement Assets” means (1) substantially all the assets of a Person primarily engaged in a Similar Business or (2) a majority of the Voting Stock of any Person primarily engaged in a Similar Business that will become, on the date of acquisition thereof, a Restricted Subsidiary.

“Responsible Officer,” when used with respect to the Trustee, means any officer of the Trustee have direct responsibility for the administration of the Indenture or the Notes and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means any Subsidiary of a Person other than an Unrestricted Subsidiary of such Person. Unless otherwise indicated in this “Description of Notes,” all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of the Company.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or such Restricted Subsidiary leases it from such Person, other than leases between the Company and a Restricted Subsidiary of the Company or between Restricted Subsidiaries of the Company.

“S&P” means Standard & Poor’s Ratings Services, a Standard & Poor’s Financial Services LLC business, or any successor to the rating agency business thereof.

“SEC” means the Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness secured by a Lien.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Senior Credit Agreement” means the credit agreement dated as of December 27, 2013, among the Company, the financial institutions named therein and JPMorgan Chase Bank, N.A., as Administrative Agent, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, as amended, restated, supplemented, waived, renewed or otherwise modified from time to time, and (if designated by the Company) as replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including (if designated by the Company) any agreement or indenture or commercial paper facilities with banks or other institutional lenders or investors extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof (provided that such increase in borrowings is permitted under “—Certain covenants—Limitation on incurrence of indebtedness and issuance of disqualified stock and preferred stock”).

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Similar Business” means any business engaged or proposed to be engaged in by the Company or any of its Restricted Subsidiaries on the Issue Date and any business or other activities that are similar, ancillary, complementary, incidental or related to, or an extension, development or expansion of, the businesses in which the Company and its Restricted Subsidiaries are engaged on the Issue Date.

“Specified Third Party Transaction” means any transaction constituting an Investment into or disposition or Restricted Payment to a Person other than an Unrestricted Subsidiary or a Wholly Owned Subsidiary.

“Specified Transaction” means any Incurrence or repayment, repurchase, redemption, satisfaction and discharge, defeasance or other acquisition, retirement or discharge of Indebtedness (excluding Indebtedness Incurred for working capital purposes other than pursuant to the Senior Credit Agreement) or Disqualified Stock or Preferred Stock, any Investment that results in a Person becoming a Subsidiary, any transaction that results in a Person becoming a Related License Corporation, any transaction that results in a Person ceasing to be a Related License Corporation, any designation of a Subsidiary as a Restricted Subsidiary or an Unrestricted Subsidiary, any acquisition or any Asset Sale or other disposition that results in a Restricted Subsidiary ceasing to be a Subsidiary of the Company, any investment constituting an acquisition of assets constituting a business unit, line of business or division of another Person by the Company, a Restricted Subsidiary or a Related License Corporation, any disposition of a business unit, line of business or division of the Company, a Restricted Subsidiary or a Related License Corporation, any Permitted Asset Swap, the cessation of the operations of a business unit, line of business or division of the Company or a Restricted Subsidiary, in each case whether by merger, consolidation, amalgamation or otherwise or any operational change or any material restructuring of the Company or implementation of initiative or other event that by the terms of the Indenture requires “Pro Forma Compliance” with a test or covenant thereunder or requires or permits such test or covenant to be calculated on a “Pro Forma Basis” or to be given “Pro Forma Effect.”

“Standard Securitization Undertakings” means representations, warranties, covenants, indemnities and guarantees of performance entered into by the Company or any Subsidiary of the Company which the Company has determined in good faith to be customary in a Receivables Financing including, without limitation, those relating to the servicing of the assets of a Receivables Subsidiary, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

“Station Licenses” means (a) with respect to the Company or any of its Subsidiaries, all authorizations, licenses or permits issued by the FCC and granted or assigned to the Company or any of its Subsidiaries, or under which the Company or any of its Subsidiaries has the right to operate any Station, together with any extensions or renewals thereof and (b) with respect to any other Person, all authorizations, licenses or permits issued by the FCC and granted or assigned to such Person, or under which such Person has the right to operate any Broadcast Station, together with any extensions or renewals thereof.

“Stations” means, collectively, the Broadcast Stations owned from time to time by the Company and its Subsidiaries.

“Subordinated Indebtedness” means (a) with respect to the Company, any Indebtedness of the Company which is by its terms expressly subordinated in right of payment to the Notes, and (b) with respect to any Guarantor, any Indebtedness of such Guarantor which is by its terms expressly subordinated in right of payment to its Guarantee.

“Subsidiary” means, with respect to any Person (1) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of the Voting Stock is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof and (2) any partnership, joint venture, limited liability company or similar entity of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (y) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Subsidiary Guarantor” means each Restricted Subsidiary of the Company that executes the Indenture as a Guarantor on the Issue Date and each other Restricted Subsidiary of the Company that Incurs a Guarantee of the Notes; provided that upon the release or discharge of such Person from its Guarantee in accordance with the Indenture, such Person automatically ceases to be a Guarantor.

“Swap Contract” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement, including any obligations or liabilities under any such master agreement.

“Swap Obligations” means, with respect to any Person, the obligations of such Person under Swap Contracts.

“TIA” means the Trust Indenture Act of 1939 (15 U.S.C. Sections 77aaa-77bbbb) as in effect on the Issue Date.

“Transactions” means, collectively, any or all of the following: (i) the entry into the Indenture, and related documents and the offer and issuance of the Notes, (ii) the amendment of and partial prepayment of Indebtedness under the Senior Credit Agreement and (iii) all other transactions relating to any of the foregoing (including payment of fees and expenses related to any of the foregoing).

“Trust Officer” means any officer within the corporate trust administration department of the Trustee, with direct responsibility for performing the Trustee’s duties under the Indenture and also means, with respect to a particular corporate trust matter, any other officer of the Trustee to whom such matter is referred because of such person’s knowledge of and familiarity with the particular subject.

“Trustee” means the respective party named as such in the Indenture until a successor replaces it and, thereafter, means the successor.

“Unrestricted Cash” means, as at any date of determination, the aggregate amount of cash and Cash Equivalents included in the cash accounts that would be listed on the consolidated balance sheet of the Company as at such date, to the extent such cash and Cash Equivalents are not classified as “restricted.”

“Unrestricted Subsidiary” means:

(1)	any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Company or any direct or indirect parent of the Company in the manner provided below; and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Company or any direct or indirect parent of the Company may designate any Subsidiary of the Company (including any existing Subsidiary and any newly acquired or newly formed Subsidiary of the Company but excluding the Company) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that the Subsidiary to be so designated and its Subsidiaries do not at the time of designation have any Indebtedness pursuant to which the lender or investor has recourse to any of the assets of the Company or any of its Restricted Subsidiaries; provided, further, however, that either:

(a)	the Subsidiary to be so designated has total consolidated assets of $1,000 or less; or

(b)	if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under the covenant described under “—Certain covenants—Limitation on restricted payments.”

The Board of Directors of the Company or any direct or indirect parent of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation and any related transactions:

(x) (1)	the Company could Incur $1.00 of additional Indebtedness pursuant to the Consolidated Total Net Debt Ratio test described under “Certain covenants—Limitation on incurrence of indebtedness and issuance of disqualified stock and preferred stock”; or

(2)	the Consolidated Total Net Debt Ratio for the Company and its Restricted Subsidiaries would be equal to or less than such ratio for the Company and its Restricted Subsidiaries immediately prior to such designation, in each case on a Pro Forma Basis taking into account such designation; and

(y)	no Event of Default shall have occurred and be continuing.

Any such designation by the Board of Directors of the Company or any direct or indirect parent of the Company shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of the Company or any direct or indirect parent of the Company giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Government Obligations” means securities that are:

(1)	direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged, or

(2)	obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in each case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depository receipt.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote (without regard to the occurrence of any contingency) in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness or Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing (1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment, by (2) the sum of all such payments.

“Wholly Owned Restricted Subsidiary” means any Wholly Owned Subsidiary that is a Restricted Subsidiary.

“Wholly Owned Subsidiary” of any Person means a direct or indirect Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or shares or interests required to be held by foreign nationals or other third parties to the extent required by applicable law) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.

EXCHANGE OFFER; REGISTRATION RIGHTS

In connection with the issuance of the Old Notes, we entered into the Exchange and Registration Rights Agreement pursuant to which we agreed, for the benefit of the Holders, to use our commercially reasonable efforts to file with the SEC the registration statement, of which this prospectus is a part, with respect to a registered offer to exchange the Old Notes for the New Notes. We further agreed to use commercially reasonable efforts to commence the exchange offer promptly after the registration statement has become effective, hold the offer open for the period required by applicable law (including pursuant to any applicable interpretation by the staff of the SEC), but in any event for at least 20 business days, and exchange the New Notes for all Old Notes validly tendered and not withdrawn before the expiration of the exchange offer.

Under existing SEC interpretations contained in several no action letters to third parties, the New Notes would in general be freely transferable by Holders thereof (other than affiliates of the Issuer) after the exchange offer without further registration under the Securities Act (subject to certain representations required to be made by each Holder of Old Notes participating in the exchange offer, as set forth below). However, any purchaser of Old Notes who is an “affiliate” of the Issuer or who intends to participate in the exchange offer for the purpose of distributing the New Notes (1) will not be able to rely on such SEC interpretations, (2) will not be able to tender its Old Notes in the exchange offer and (3) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the Old Notes unless such sale or transfer is made pursuant to an exemption from such requirements. In addition, in connection with any resales of New Notes, broker-dealers, or “Participating Broker-Dealers,” receiving New Notes in the exchange offer will be subject to a prospectus delivery requirement with respect to resales of those New Notes. The SEC has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to the New Notes (other than a resale of an unsold allotment from the original sale of the Old Notes) by delivery of the prospectus contained in the exchange offer registration statement. Under the Exchange and Registration Rights Agreement, we are required to allow Participating Broker-Dealers to use the prospectus contained in the exchange offer registration statement in connection with the resale of such New Notes for a period of 90 days after the consummation of the exchange offer. Each Holder of Old Notes (other than certain specified Holders) who wishes to exchange such Old Notes in the exchange offer will be required to represent (1) that any New Notes to be received by it will be acquired in the ordinary course of its business, (2) that at the time of the commencement of the exchange offer it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the New Notes, (3) that it is not an affiliate of ours, as defined in Rule 405 of the Securities Act, (4) if it is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of New Notes, (5) if it is a Participating Broker-Dealer, that it will deliver a prospectus in connection with any resale of such New Notes and (6) that it is not acting on behalf of any person who could not truthfully make the foregoing representations.

However, if:

(1) on or before the date of consummation of the exchange offer, the existing SEC interpretations are changed such that the New Notes would not in general be freely transferable in such manner on such date;

(2) the exchange offer has not been completed by June 18, 2016;

(3) under certain circumstances, the Initial Purchasers so request with respect to Old Notes not eligible to be exchanged for New Notes in the exchange offer; or

(4) any Holder of the Old Notes (other than an Initial Purchaser) is not permitted by applicable law to participate in the exchange offer, or if any Holder may not resell the New Notes acquired by it in the exchange offer to the public without delivering a prospectus and the prospectus contained in the exchange offer registration statement is not available for such resales by such Holder (other than, in either case, due solely to the status of such Holder as an affiliate of the Issuer or due to such Holder’s inability to make the representations referred to above), we will use our commercially reasonable efforts to file, as promptly as reasonably practicable, one or more registration statements under the Securities Act relating to a shelf registration, or the “Shelf Registration Statement,” of either or both series of the Old Notes or New Notes, as the case may be, for resale by Holders or, in the case of clause (3), of the Old Notes held by the Initial Purchasers for resale by such Initial Purchasers, or the “Resale Registration,” and will use our commercially reasonable efforts to cause the Shelf Registration Statement to become effective within 90 days following the date on which the obligation to file the Shelf Registration Statement arises. We will use our commercially reasonable efforts to cause the Shelf Registration Statement to remain effective until the earlier of one year following the effective date of such registration statement or such shorter period that will terminate when all the securities covered by the Shelf Registration Statement have been sold pursuant to the Shelf Registration Statement or are distributed to the public pursuant to Rule 144 or would be eligible to be sold by a Person that is not an “affiliate” (as defined in Rule 144) of ours without volume restriction. Under certain circumstances, we may suspend the availability of the Shelf Registration Statement for certain periods of time.

We will, in the event of the Resale Registration, provide to the Holder or Holders of the Old Notes or New Notes, as applicable, copies of the prospectus that is a part of the Shelf Registration Statement, notify such Holder or Holders when the Resale Registration for the Old Notes or New Notes, as applicable, has become effective and take certain other actions as are required to permit unrestricted resales of the Old Notes or New Notes, as applicable. A Holder of the Old Notes or New Notes, as applicable, that sells such Notes pursuant to the Resale Registration generally would be required to be named as a selling securityholder in the prospectus related to the Shelf Registration Statement and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Exchange and Registration Rights Agreement that are applicable to such a Holder (including certain indemnification obligations). In addition, each such Holder of Old Notes or New Notes, as applicable, will be required, among other things, to deliver information to be used in connection with the Shelf Registration Statement within the time periods set forth in the Exchange and Registration Rights Agreement in order to benefit from the provisions regarding additional interest set forth below.

Although we are filing the registration statement of which this prospectus forms a part to satisfy our obligations as previously described, there can be no assurance that such registration statement will become effective.

In the event that:

(1) the exchange offer has not been consummated on or before June 18, 2016; or

(2) if a Shelf Registration Statement is required to be filed under the Exchange and Registration Rights Agreement, the Shelf Registration Statement is not declared effective within 90 days following the date on which the obligation to file the Shelf Registration Statement arises; or

(3) any Shelf Registration Statement required by the Exchange and Registration Rights Agreement is filed and declared effective, and during the period the Issuer is required to use its commercially reasonable efforts to cause the Shelf Registration Statement to remain effective (i) the Issuer shall have suspended and be continuing to suspend the availability of the Shelf Registration Statement for more than 60 days in the aggregate in any consecutive twelve-month period, or (ii) such Shelf Registration Statement ceases to be effective and such Shelf Registration Statement is not replaced within 90 days by a Shelf Registration Statement that is filed and declared effective (any such event referred to in clauses (1) through (3) is referred to as a “Registration Default”), then additional interest will accrue on the Transfer Restricted Notes (as defined below), for the period from the occurrence of a Registration Default (but only with respect to one Registration Default at any particular time) until such time as all Registration Defaults have been cured at a rate per annum equal to 0.25% during the first 90-day period following the occurrence of such Registration Default which rate shall increase by an additional 0.25% during each subsequent 90-day period, up to a maximum of 0.50% regardless of the number of Registration Defaults that shall have occurred and be continuing. Any such additional interest will be paid in the same manner and on the same dates as interest payments in respect of Transfer Restricted Notes. Following the cure of all Registration Defaults, the accrual of such additional interest will cease. A Registration Default with respect to a failure to file, cause to become effective or maintain the effectiveness of a Shelf Registration Statement will be deemed cured upon consummation of the Exchange Offer in the case of a Shelf Registration Statement required to be filed due to a failure to consummate the Exchange Offer within the required time period. References in the “Description of Notes,” except for provisions described under the caption “—Amendments and Waivers,” to interest on the Old Notes shall include additional interest, if any.

For purposes of the foregoing, “Transfer Restricted Notes” means each Old Note until (1) the date on which such Old Note has been exchanged for a freely transferable New Note in the exchange offer, (2) the date on which such Old Note has been effectively registered under the Securities Act and disposed of in accordance with a Shelf Registration Statement, or (3) the date on which such Old Note is distributed to the public pursuant to Rule 144 of the Securities Act or (4) the earliest date that is no earlier than October 15, 2016 and on which such Old Note would be eligible to be sold by a Person that is not an “affiliate” (as defined in Rule 144) of us pursuant to Rule 144 without volume restriction.

Old Notes not tendered in the exchange offer will bear interest at the applicable rate set forth with respect to such Old Notes on the cover page of this prospectus and will be subject to all the terms and conditions specified in the Indenture, including transfer restrictions. The New Notes will be accepted for clearance through DTC.

The summary herein of certain provisions of the Exchange and Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Exchange and Registration Rights Agreement, a copy of which is available as set forth under the heading “Where You Can Find More Information.”

The Old Notes and the New Notes, will be respectively considered collectively to be a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase, and for purposes of this prospectus all references to “Notes” shall be deemed to refer collectively to Old Notes and any New Notes, unless the context otherwise requires.

PLAN OF DISTRIBUTION

Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with the resale of New Notes received in exchange for Old Notes, where such Old Notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period of 90 days after the exchange offer is consummated, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time, in one or more transactions, through the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at prevailing market prices at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or, alternatively, to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such New Notes, which may be this prospectus. Any profit on any such resale of New Notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. In addition, the letter of transmittal states that if the exchange offeree is a broker-dealer that will receive New Notes for its own account in exchange for Old Notes, where such Old Notes were not acquired as a result of market-making activities or other trading activities, such broker-dealer will not be able to participate in the exchange offer.

We have agreed to pay all expenses incident to the exchange offer, other than underwriting discounts and commissions, brokerage commissions and applicable transfer taxes, and will indemnify certain Holders of the Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

Based on interpretations by the Staff of the SEC as set forth in no-action letters issued to third parties (including Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), K-111 Communications Corporation (available May 14, 1993) and Shearman & Sterling (available July 2, 1993)), we believe that the New Notes issued pursuant to the exchange offer may be offered for resale, resold and otherwise transferred by any holder of such New Notes, other than any such holder that is a broker-dealer or an “affiliate” of us within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	such New Notes are acquired in the ordinary course of business;

•	at the time of the commencement of the exchange offer such holder has no arrangement or understanding with any person to participate in a distribution of such New Notes; and

•	such holder is not engaged in and does not intend to engage in a distribution of such New Notes.

We have not sought and do not intend to seek a no-action letter from the SEC, with respect to the effects of the exchange offer, and there can be no assurance that the Staff would make a similar determination with respect to the New Notes as it has in such no-action letters.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations relating to the exchange offer (as described under the heading “The Exchange Offer”). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific Holders (as defined below) in light of their particular circumstances or to Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, dealers in securities or other Holders that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, Holders that hold the Notes as part of a straddle, hedge, conversion or other integrated transaction or U.S. Holders that have a “functional currency” other than the U.S. dollar). This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations. As used in this discussion, the term “Holder” means a beneficial owner of a Note.

The exchange of an Old Note for a New Note pursuant to the exchange offer will not result in a taxable exchange to a Holder of such Old Note. Accordingly, a Holder of an Old Note will not recognize any gain or loss upon the exchange of an Old Note for a New Note pursuant to the exchange offer. Such Holder’s holding period for such New Note will include the holding period for such Old Note, and such Holder’s adjusted tax basis in such New Note will be the same as such Holder’s adjusted tax basis in such Old Note. The U.S. federal income tax considerations relating to the Old Notes will generally continue to apply to the New Notes. Similarly, there will be no U.S. federal income tax consequences to a Holder of an Old Note that does not participate in the exchange offer.

INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND ANY OTHER TAX CONSIDERATIONS TO THEM RELATING TO THE NOTES, INCLUDING THE TAX CONSEQUENCES OF EXCHANGING OLD NOTES FOR NEW NOTES PURSUANT TO THE EXCHANGE OFFER OR NOT PARTICIPATING IN THE EXCHANGE OFFER.

VALIDITY OF THE NOTES

Debevoise & Plimpton LLP, New York, New York will pass upon the validity of the New Notes and the guarantees. Richards, Layton & Finger, P.A., Wilmington, Delaware will pass upon certain Delaware legal matters relating to the New Notes and the guarantees. Thompson Coburn LLP, St. Louis, Missouri will pass upon certain Missouri legal matters relating to the guarantee by KPLR, Inc.

EXPERTS

The audited financial statements included in this prospectus, except as they related to Television Food Network, G.P., and the effectiveness of internal control over financial reporting as of December 31, 2015, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Such financial statements, except as they relate to Television Food Network., G.P., and management’s assessment of the effectiveness of internal control over financial reporting, have been so included in reliance on the reports (which contains an explanatory paragraph regarding Tribune Media Company’s emergence from bankruptcy and the adoption of fresh start accounting as of December 31, 2012 and an adverse opinion on the effectiveness of internal control over financial reporting as of December 31, 2015) of such independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Television Food Network, G.P. as of December 31, 2015 and December 31, 2014 and for each of the three years in the period ended December 31, 2015, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph regarding certain revenue and expense transactions with affiliated companies and an explanatory paragraph regarding Television Food Network, G.P.’s ability to continue as a going concern). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

In connection with the exchange offer, we have filed with the SEC a registration statement on Form S-4 under the Securities Act relating to the New Notes to be issued in the exchange offer. As permitted by SEC rules, this prospectus omits information included in the registration statement. For a more complete understanding of the exchange offer, you should refer to the registration statement, including its exhibits.

We are subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, file annual, quarterly and current reports and other information with the SEC. The Indenture requires us to distribute to the holders of the Notes annual reports containing our financial statements audited by our independent auditors as well as other information, documents and other information we file with the SEC under Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this prospectus, except as so modified or superseded. We hereby incorporate by reference the following documents or information listed below:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on February 29, 2016. The consolidated financial statements of Tribune and the related notes and report of independent registered public accounting firm included in such Annual Report on Form 10-K have been superseded by the consolidated financial statements of Tribune and the related notes and report of independent registered public accounting firm, as included in this prospectus;

•	our Definitive Proxy Statement filed on Schedule 14A, filed with the SEC on March 24, 2016 (only those parts incorporated in our Annual Report on Form 10-K for the fiscal year ended December 31, 2015); and

•	all documents filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the date of this prospectus and prior to the termination of this exchange offer.

The public may read and copy any of the above reports or other information that we file with the SEC. Such filings are available to the public over the internet at the SEC’s website at http://www.sec.gov. The SEC’s website is included in this prospectus as an inactive textual reference only. You may also read and copy any document that we file with the SEC at its public reference room at 100 F Street, NE, Washington DC 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. You may also obtain a copy of the exchange offer’s registration statement, the documents incorporated by reference herein and other information that we file with the SEC at no cost by calling us or writing to us at the following address:

Tribune Media Company

685 Third Avenue, 30th Floor

New York, NY 10017

Attention: Investor Relations

Tel: (212) 210-2786

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm		F-2

Consolidated Statements of Operations for each of the three years in the period ended December 31, 2015 (Successor) and for December 31, 2012 (Predecessor)		F-5

Consolidated Statements of Comprehensive (Loss) Income for each of the three years in the period ended December 31, 2015 (Successor) and for December 31, 2012 (Predecessor)		F-6

Consolidated Balance Sheets at December 31, 2015 (Successor) and December 28, 2014 (Successor)		F-7

Consolidated Statements of Shareholders’ Equity (Deficit) for each of the three years in the period ended December 31, 2015 (Successor) and for December 31, 2012 (Predecessor)		F-9

Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2015 (Successor) and for December 31, 2012 (Predecessor)		F-11

Notes to Consolidated Financial Statements
Note 1:	Basis of Presentation and Significant Accounting Policies	F-13
Note 2:	Discontinued Operations	F-23
Note 3:	Proceedings Under Chapter 11	F-28
Note 4:	Fresh-Start Reporting	F-42
Note 5:	Acquisitions	F-51
Note 6:	Changes in Operations and Non-Operating Items	F-62
Note 7:	Assets Held for Sale and Sales of Real Estate	F-64
Note 8:	Goodwill, Other Intangible Assets and Intangible Liabilities	F-65
Note 9:	Investments	F-69
Note 10:	Debt	F-75
Note 11:	Fair Value Measurements	F-80
Note 12:	Contracts Payable for Broadcast Rights	F-82
Note 13:	Commitments and Contingencies	F-82
Note 14:	Income Taxes	F-86
Note 15:	Pension and Other Retirement Plans	F-91
Note 16:	Capital Stock	F-100
Note 17:	Stock-Based Compensation	F-103
Note 18:	Earnings Per Share	F-109
Note 19:	Accumulated Other Comprehensive (Loss) Income	F-111
Note 20:	Related Party Transactions	F-111
Note 21:	Business Segments	F-112
Note 22:	Quarterly Financial Information (Unaudited)	F-114
Note 23:	Condensed Consolidating Financial Statements	F-116

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Tribune Media Company

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive (loss) income, shareholders’ equity (deficit) and cash flows present fairly, in all material respects, the financial position of Tribune Media Company and its subsidiaries (Successor) at December 31, 2015 and December 28, 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because a material weakness in internal control over financial reporting related to ineffective design and maintenance of certain information technology general controls existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in the Report of Management on Internal Control over Financial Reporting (not presented herein) appearing under Item 9A of the Company’s 2015 Annual Report on Form 10-K. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2015 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report referred to above. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which was an integrated audit in 2015). We did not audit the financial statements of Television Food Network, G.P. (“TV Food Network”), an approximate 31 percent-owned equity investment of the Company which reflects a net investment totaling $360 million and $349 million at December 31, 2015 and December 28, 2014, respectively (such amounts are prior to adjustments recorded by the Company for the application of fresh-start reporting, net of amortization of basis difference, of $0.955 billion and $1.005 billion at December 31, 2015 and December 28, 2014, respectively), and equity income of $176 million, $172 million and $177 million (such amounts are prior to the amortization of basis difference of $50 million, $50 million and $81 million) for the each of the three years in the period ended December 31, 2015, respectively. The financial statements of TV Food Network were audited by other auditors whose report thereon has been furnished to us, and our opinion on the financial statements expressed herein, insofar as it relates to the amounts included for TV Food Network, is based solely on the report of the other auditors. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits and the report of other auditors provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it classifies deferred income taxes in 2015.

As discussed in Note 3 to the consolidated financial statements, the United States Bankruptcy Court for the district of Delaware confirmed the Company’s Fourth Amended Joint Plan of Reorganization for Tribune Company and its subsidiaries (the “Plan”) on July 23, 2012. Confirmation of the Plan resulted in the discharge of all claims against the Company that arose before December 8, 2008 and substantially alters rights and interests of equity security holders as provided for in the Plan. The Plan was substantially consummated on December 31, 2012 and the Company emerged from bankruptcy. In connection with its emergence from bankruptcy, the Company adopted fresh start accounting as of December 31, 2012.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

February 29, 2016, except with respect to our opinion on the consolidated financial statements insofar as it relates to Note 23, as to which the date is March 24, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Tribune Company

In our opinion, the accompanying consolidated statements of operations, comprehensive (loss) income, shareholders’ equity (deficit) and cash flows for the one day ended December 31, 2012 present fairly, in all material respects, the results of operations and cash flows of Tribune Company and its subsidiaries (Predecessor) for the one day ended December 31, 2012 in accordance with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 3 to the consolidated financial statements, the Company filed a petition on December 8, 2008 with the United States Bankruptcy Court for the district of Delaware for reorganization under the provisions of Chapter 11 of the Bankruptcy Code. The Company’s Fourth Amended Joint Plan of Reorganization for Tribune Company and its subsidiaries (the “Plan”) was substantially consummated on December 31, 2012 and the Company emerged from bankruptcy. In connection with its emergence from bankruptcy, the Company adopted fresh start accounting.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

March 28, 2014, except for the effects of discontinued operations discussed in Note 2 to the consolidated financial statements, as to which the date is November 14, 2014

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of dollars, except for per share data)

	Successor			Predecessor
	Year Ended
	December 31, 2015	December 28, 2014	December 29, 2013	December 31, 2012
Operating Revenues
Television and Entertainment
Advertising	$1,300,313	$1,339,634	$815,333	$—
Retransmission consent and carriage fees	368,484	286,380	103,381	—
Other	80,838	99,627	102,872	—

Total	1,749,635	1,725,641	1,021,586	—
Digital and Data	211,527	168,926	72,055	—
Other	49,298	54,792	53,599	—

Total operating revenues	2,010,460	1,949,359	1,147,240	—

Operating Expenses
Programming	535,799	354,666	254,225	—
Direct operating expenses	435,231	420,763	225,924	—
Selling, general and administrative	647,600	584,274	311,447	—
Depreciation	74,289	70,187	41,187	—
Amortization	195,230	218,287	114,717	—
Impairment of goodwill and other intangible assets (Note 8)	385,000	—	700	—

Total operating expenses	2,273,149	1,648,177	948,200	—

Operating (Loss) Profit	(262,689)	301,182	199,040	—
Income on equity investments, net	146,959	236,713	145,241	—
Interest and dividend income	829	1,368	413	—
Interest expense	(164,430)	(157,866)	(39,134)	—
Loss on extinguishment of debt	(37,040)	—	(28,380)	—
Gain on investment transactions, net	12,173	372,485	150	—
Other non-operating gain (loss), net	8,140	(4,804)	(1,492)	—
Reorganization items, net	(1,537)	(7,268)	(16,931)	8,284,314

(Loss) Income from Continuing Operations Before Income Taxes	(297,595)	741,810	258,907	8,284,314
Income tax expense	22,323	278,699	95,965	1,070,189

(Loss) Income from Continuing Operations	(319,918)	463,111	162,942	7,214,125
Income (Loss) from Discontinued Operations, net of taxes (Note 2)	—	13,552	78,613	(103,901)

Net (Loss) Income	$(319,918)	$476,663	$241,555	$7,110,224

Basic (Loss) Earnings Per Common Share from:
Continuing Operations	$(3.38)	$4.63	$1.63
Discontinued Operations	—	0.13	0.79

Net (Loss) Earnings Per Common Share	$(3.38)	$4.76	$2.42

Diluted (Loss) Earnings Per Common Share from:
Continuing Operations	$(3.38)	$4.62	$1.62
Discontinued Operations	—	0.13	0.79

Net (Loss) Earnings Per Common Share	$(3.38)	$4.75	$2.41

Regular dividends declared per common share	$0.75	$—	$—

Special dividends declared per common share	$6.73	$—	$—

See Notes to Consolidated Financial Statements

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In thousands of dollars)

	Successor			Predecessor
	Year Ended
	December 31, 2015	December 28, 2014	December 29, 2013	December 31, 2012
Net (Loss) Income	$(319,918)	$476,663	$241,555	$7,110,224
Less: Income (Loss) from Discontinued Operations, net of taxes	—	13,552	78,613	(103,901)

(Loss) Income from Continuing Operations	(319,918)	463,111	162,942	7,214,125

Other Comprehensive (Loss) Income from Continuing Operations, net of taxes
Unrecognized benefit plan gains and losses:
Change in unrecognized benefit plan gains and losses arising during the period, net of taxes of $(5,176), $(121,030), and $91,922 respectively	(8,032)	(187,720)	140,900	—
Adjustment for previously unrecognized benefit plan gains and losses included in net income, net of taxes of $(25), $(71) and $0 respectively	(36)	(110)	—	—
Fresh-start reporting adjustment included in net income to eliminate Predecessor’s accumulated other comprehensive income (loss), net of taxes of $169,642	—	—	—	934,661

Change in unrecognized benefit plan gains and losses, net of taxes	(8,068)	(187,830)	140,900	934,661

Unrealized (loss) gain on marketable securities:
Changes in unrealized holding (loss) gain arising during the period, net of taxes of $(2,133), $3,512 and $0, respectively	(3,308)	5,447	—	—

Foreign currency translation adjustments:
Change in foreign currency translation adjustments, net of taxes of $(1,428), $(1,779), and $58, respectively	(13,099)	(2,753)	89	—
Fresh-start reporting adjustment included in net income to eliminate Predecessor’s accumulated other comprehensive income (loss), net of taxes of $(552)	—	—	—	2,846

Change in foreign currency translation adjustments, net of taxes	(13,099)	(2,753)	89	2,846

Other Comprehensive (Loss) Income from Continuing Operations, net of taxes	(24,475)	(185,136)	140,989	937,507

Comprehensive (Loss) Income from Continuing Operations, net of taxes	(344,393)	277,975	303,931	8,151,632
Comprehensive Income (Loss) from Discontinued Operations, net of taxes	—	13,552	78,309	(133,284)

Comprehensive (Loss) Income	$(344,393)	$291,527	$382,240	$8,018,348

See Notes to Consolidated Financial Statements

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands of dollars)

	December 31, 2015	December 28, 2014
Assets
Current Assets
Cash and cash equivalents	$262,644	$1,455,183
Restricted cash and cash equivalents	17,595	17,600
Accounts receivable (net of allowances of $8,176 and $7,313)	466,628	440,722
Broadcast rights	160,240	147,423
Income taxes receivable	42,838	4,931
Deferred income taxes	—	29,675
Prepaid expenses	63,337	26,300
Other	8,663	38,989

Total current assets	1,021,945	2,160,823

Properties
Machinery, equipment and furniture	289,619	240,507
Buildings and leasehold improvements	212,470	253,426

	502,089	493,933
Accumulated depreciation	(160,801)	(102,841)

	341,288	391,092
Land	268,257	422,635
Construction in progress	48,312	36,870

Net properties	657,857	850,597

Other Assets
Broadcast rights	203,422	157,014
Goodwill	3,561,812	3,918,136
Other intangible assets, net	2,240,199	2,397,794
Assets held for sale	206,422	5,645
Investments	1,692,700	1,717,192
Other	174,178	189,254

Total other assets	8,078,733	8,385,035

Total Assets	$9,758,535	$11,396,455

See Notes to Consolidated Financial Statements

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands of dollars, except for share and per share data)

	December 31, 2015	December 28, 2014
Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	$60,394	$77,295
Debt due within one year	26,479	4,088
Income taxes payable	3,458	252,570
Employee compensation and benefits	87,976	80,270
Contracts payable for broadcast rights	236,676	178,685
Deferred revenue	44,721	34,352
Interest payable	33,828	12,238
Other	53,885	44,682

Total current liabilities	547,417	684,180

Non-Current Liabilities
Long-term debt	3,452,544	3,490,897
Deferred income taxes	984,032	1,156,214
Contracts payable for broadcast rights	385,107	279,819
Contract intangible liability, net	13,772	34,425
Pension obligations, net	456,073	469,116
Postretirement medical, life and other benefits	16,092	21,456
Other obligations	71,776	64,917

Total non-current liabilities	5,379,396	5,516,844

Total Liabilities	5,926,813	6,201,024

Commitments and Contingent Liabilities (Note 13)

Shareholders’ Equity
Preferred stock ($0.001 par value per share)
Authorized: 40,000,000 shares; No shares issued and outstanding at December 31, 2015 and at December 28, 2014	—	—
Class A Common Stock ($0.001 par value per share)
Authorized: 1,000,000,000 shares; 100,015,546 shares issued and 92,345,330 shares outstanding at December 31, 2015; 95,708,401 shares issued and 94,732,807 shares outstanding at December 28, 2014	100	96
Class B Common Stock ($0.001 par value per share)
Authorized: 1,000,000,000 shares at December 31, 2015 and 200,000,000 shares at December 28, 2014; Issued and outstanding: 5,605 shares at December 31, 2015 and 2,438,083 shares at December 28, 2014	—	2
Treasury stock, at cost: 7,670,216 shares at December 31, 2015 and 975,594 shares at December 28, 2014	(400,153)	(67,814)
Additional paid-in-capital	4,619,618	4,591,470
Retained (deficit) earnings	(322,351)	718,218
Accumulated other comprehensive loss	(71,016)	(46,541)

Total Tribune Media Company shareholders’ equity	3,826,198	5,195,431
Noncontrolling interests	5,524	—

Total shareholders’ equity	3,831,722	5,195,431

Total Liabilities and Shareholders’ Equity	$9,758,535	$11,396,455

See Notes to Consolidated Financial Statements

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(In thousands of dollars)

	Total	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Predecessor Stock Purchase Warrants	Successor Additional Paid-In Capital	Treasury Stock	Non- controlling Interest	Successor Common Stock
								Class A		Class B
								Amount (at Cost)	Shares	Amount (at Cost)	Shares
Balance at Dec. 30, 2012 (Predecessor)	$(8,055,028)	$(7,401,904)	$(908,124)	$255,000	$—	$—	$—	$—	—	$—	—

Comprehensive income	8,018,348	7,110,224	908,124	—	—	—	—	—	—	—	—
Cancellation of Predecessor’s common shares held by ESOP, net of unearned compensation	36,680	36,680	—	—	—	—	—	—	—	—	—
Cancellation of Predecessor’s stock purchase warrants	—	255,000	—	(255,000)	—	—	—	—	—	—	—

Balance at December 31, 2012 (Predecessor)	$—	$—	$—	$—	$—	$—	$—	$—	—	$—	—
Issuance of Successor common stock and stock purchase warrants	4,536,000	—	—	—	4,535,917	—	—	79	78,754	4	4,456

Balance at December 31, 2012 (Successor)	$4,536,000	$—	$—	$—	$4,535,917	$—	$—	$79	78,754	$4	4,456
Comprehensive income:
Net income	241,555	241,555	—	—	—	—	—	—	—	—	—
Other comprehensive income, net of taxes	140,685	—	140,685	—	—	—	—	—	—	—	—

Comprehensive income	382,240	—	—	—	—	—	—	—	—	—	—
Conversions of Class B Common Stock to Class A Common Stock	2	—	—	—	2	—	—	1	1,389	(1)	(1,389)
Warrant exercises	—	—	—	—	(10)	—	—	10	9,787	—	119
Stock-based compensation	7,319	—	—	—	7,319	—	—	—	—	—	—
Shares issued under equity incentive plan	—	—	—	—	—	—	—	—	4	—	—

Balance at December 29, 2013 (Successor)	$4,925,561	$241,555	$140,685	$—	$4,543,228	$—	$—	$90	89,934	$3	3,186
Comprehensive income:
Net income	476,663	476,663	—	—	—	—	—	—	—	—	—
Other comprehensive loss, net of taxes	(185,136)	—	(185,136)	—	—	—	—	—	—	—	—

Comprehensive income	291,527	—	—	—	—	—	—	—	—	—	—
Publishing Spin-off (Note 2)	19,347	—	(2,090)	—	21,437	—	—	—	—	—	—
Conversions of Class B Common Stock to Class A Common Stock	—	—	—	—	—	—	—	1	772	(1)	(772)
Warrant exercises	—	—	—	—	(5)	—	—	5	4,850	—	24
Stock-based compensation	27,835	—	—	—	27,835	—	—	—	—	—	—
Net share settlements of stock-based awards	(1,893)	—	—	—	(1,893)	—	—	—	152	—	—
Excess tax benefits from stock-based awards	868	—	—	—	868	—	—	—	—	—	—
Common stock repurchases	(67,814)	—	—	—	—	(67,814)	—	—	—	—	—

Balance at December 28, 2014 (Successor)	$5,195,431	$718,218	$(46,541)	$—	$4,591,470	$(67,814)	$—	$96	95,708	$2	2,438

See Notes to Consolidated Financial Statements

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(In thousands of dollars)

	Total	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Predecessor Stock Purchase Warrants	Successor Additional Paid-In Capital	Treasury Stock	Non- controlling Interest	Successor Common Stock
								Class A		Class B
								Amount (at Cost)	Shares	Amount (at Cost)	Shares
Balance at December 28, 2014 (Successor)	$5,195,431	$718,218	$(46,541)	$—	$4,591,470	$(67,814)	$—	$96	95,708	$2	2,438

Comprehensive (loss) income:
Net (loss) income	(319,918)	(319,918)	—	—	—	—	—	—	—	—	—
Other comprehensive loss, net of taxes	(24,475)	—	(24,475)	—	—	—	—	—	—	—	—

Comprehensive (loss) income	(344,393)	—	—	—	—	—	—	—	—	—	—
Special dividends declared to shareholders and warrant holders, $6.73 per share (Note 16)	(648,644)	(648,644)	—	—	—	—	—	—	—	—	—
Regular dividends declared to shareholders and warrant holders, $0.75 per share(1)	(71,275)	(72,007)	—	—	732	—	—	—	—	—	—
Conversion of Class B Common Stock to Class A Common Stock	—	—	—	—	—	—	—	2	2,432	(2)	(2,432)
Warrant exercises	—	—	—	—	(2)	—	—	2	1,719	—	—
Stock-based compensation	32,547	—	—	—	32,547	—	—	—	—	—	—
Net share settlements of stock-based awards	(4,251)	—	—	—	(4,251)	—	—	—	156	—	—
Change in excess tax benefits from stock-based awards	(878)	—	—	—	(878)	—	—	—	—	—	—
Common stock repurchases	(332,339)	—	—	—	—	(332,339)	—	—	—	—	—
Contributions from noncontrolling interest	5,524	—	—	—	—	—	5,524	—	—	—	—

Balance at December 31, 2015 (Successor)	$3,831,722	$(322,351)	$(71,016)	$—	$4,619,618	$(400,153)	$5,524	$100	100,015	$—	6

(1)	Includes $0.7 million of granted dividend equivalent units.

See Notes to Consolidated Financial Statements

TRIBUNE MEDIA COMPANY AND SUBIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of dollars)

	Successor			Predecessor
	Year Ended
	December 31, 2015	December 28, 2014	December 29, 2013	December 31, 2012
Operating Activities
Net (loss) income	$(319,918)	$476,663	$241,555	$7,110,224
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Stock-based compensation	32,493	27,918	7,319	—
Pension credit, net of contributions	(29,417)	(41,164)	(41,620)	—
Depreciation	74,289	88,890	75,516	—
Amortization of contract intangible assets and liabilities	(14,980)	(35,774)	(29,525)	—
Amortization of other intangible assets	195,230	222,216	121,206	—
Impairment of goodwill and other intangible assets (Note 8)	385,000	—	700	—
Income on equity investments, net	(146,959)	(236,088)	(144,054)	—
Distributions from equity investments	169,879	189,789	154,123	—
Non-cash loss on extinguishment of debt	33,480	—	17,462	—
Original issue discount payments	(6,158)	—	—	—
Amortization of debt issuance costs and original issue discount	12,258	13,433	3,869	—
Gain on investment transactions, net	(12,173)	(373,968)	(150)	—
Loss (gain) on sales of real estate	97	(21,690)	(135)	—
Other non-operating (gain) loss, net	(6,183)	4,729	1,492	—
Non-cash reorganization items, net	—	—	(3,228)	(8,287,644)
Change in excess tax benefits from stock-based awards	868	(868)	—	—
Transfers from (to) restricted cash	5	2,357	166,866	(186,823)
Changes in working capital items, excluding effects from acquisitions:
Accounts receivable, net	(23,444)	39,149	(20,449)	—
Inventories, prepaid expenses and other current assets	(36,997)	(1,532)	26,847	(275)
Accounts payable	(15,302)	2,855	(85,088)	(18,942)
Employee compensation and benefits, and other current liabilities	39,598	(23,569)	5,528	(3,450)
Deferred revenue	9,541	23,189	1,121	—
Accrued reorganization costs	(1,536)	(780)	(111,461)	14,136
Income taxes	(272,102)	261,591	(1,947)	(6,199)
Deferred compensation, postretirement medical, life and other benefits	(2,298)	(3,099)	(13,581)	(35,241)
Change in broadcast rights, net of liabilities	100,116	(21,098)	(6,913)	—
Deferred income taxes	(140,075)	(179,099)	8,955	1,169,483
Change in non-current obligations for uncertain tax positions	(931)	(2,814)	(3,780)	—
Other, net	1,563	(32,781)	(11,057)	—

Net cash provided by (used in) operating activities	25,944	378,455	359,571	(244,731)

See Notes to Consolidated Financial Statements

	Successor			Predecessor
	Year Ended
	December 31, 2015	December 28, 2014	December 29, 2013	December 31, 2012
Investing Activities
Capital expenditures	(89,084)	(89,438)	(70,869)	—
Acquisitions, net of cash acquired	(74,959)	(279,833)	(2,550,410)	—
Decrease (increase) in restricted cash related to acquisition of Local TV	—	201,922	(201,922)	—
Transfers from restricted cash related to New Cubs LLC distribution	—	—	—	727,468
Transfers from (to) restricted cash	1,112	(1,109)	—	—
Investments	(23,042)	(2,330)	(2,817)	—
Distributions from equity investments	10,328	180,521	53,871	—
Investment in non-interest bearing loan to the Litigation Trust	—	—	—	(20,000)
Proceeds from sales of investments	44,982	659,395	2,174	—
Proceeds from sales of real estate	4,930	49,870	10,739	—

Net cash (used in) provided by investing activities	(125,733)	718,998	(2,759,234)	707,468

Financing Activities
Long-term borrowings related to Publishing Spin-off (Note 2)	—	346,500	—	—
Long-term borrowings	1,100,000	—	3,790,500	1,089,000
Repayments of long-term debt	(1,114,262)	(299,285)	(1,102,234)	(3,394,347)
Repayment of Senior Toggle Notes (Note 10)	—	(172,237)	—	—
Long-term debt issuance costs related to Publishing Spin-off (Note 2)	—	(10,179)	—	—
Long-term debt issuance costs	(20,202)	—	(78,480)	(11,242)
Payment of dividends	(719,919)	—	—	—
Settlements of contingent consideration, net	1,174	—	—	—
Common stock repurchases (Note 16)	(339,942)	(60,211)	—	—
Cash and restricted cash distributed to Tribune Publishing (Note 2)	—	(86,530)	—	—
Change in excess tax benefits from stock-based awards	(868)	868	—	—
Tax withholdings related to net share settlements of share-based awards	(4,421)	(3,201)	—	—
Proceeds from stock option exercises	166	1,308	—	—
Contributions from noncontrolling interests	5,524	—	—	—

Net cash (used in) provided by financing activities	(1,092,750)	(282,967)	2,609,786	(2,316,589)

Net (Decrease) Increase in Cash and Cash Equivalents	(1,192,539)	814,486	210,123	(1,853,852)
Cash and cash equivalents, beginning of year	1,455,183	640,697	430,574	2,284,426

Cash and cash equivalents, end of year	$262,644	$1,455,183	$640,697	$430,574

Supplemental Schedule of Cash Flow Information
Cash paid during the period for:
Interest	$130,311	$140,338	$44,280	$—
Income taxes, net of refunds	$434,720	$217,579	$151,311	$—

See Notes to Consolidated Financial Statements

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the Company, as summarized below, conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and reflect practices appropriate to the Company’s businesses.

Nature of Operations and Reclassifications—Tribune Media Company and its subsidiaries (the “Company”) is a diversified media and entertainment company. It is comprised of 42 television stations that are either owned by the Company or owned by others but to which the Company provides certain services, along with a national general entertainment cable network (WGN America), a radio station, a production studio, the Digital and Data business, a portfolio of real estate assets and investments in a variety of media, websites and other related assets. Prior to the spin-off of its principal publishing businesses on August 4, 2014, (the “Publishing Spin-off”, as further defined and described in Note 2) the Company was also engaged in newspaper publishing.

Following the Publishing Spin-off, the Company realigned and renamed its reportable segments. These segments reflect the manner in which the Company sells its products to the marketplace and the manner in which it manages its operations and makes business decisions. The Company’s reportable segments consist of:

•	Television and Entertainment: Provides audiences across the country with news, entertainment and sports programming on Tribune Broadcasting local television stations and distinctive, high quality television series and movies on WGN America, including content produced by Tribune Studios and its production partners, as well as news, entertainment and sports information via the Company’s websites and other digital assets.

•	Digital and Data: Provides innovative technology and services that collect, create and distribute video, music, sports and entertainment data primarily through wholesale distribution channels to consumers globally.

The Company also holds a variety of investments in cable and digital assets, including equity investments in Television Food Network, G.P. (“TV Food Network”) and CareerBuilder, LLC (“CareerBuilder”). In addition, the Company reports and includes under Corporate and Other the management of certain owned real estate assets, including revenues from leasing the office and production facilities, and any gains or losses from sales of real estate, as well as certain administrative activities associated with operating corporate office functions and managing its predominantly frozen company-sponsored defined benefit pension plans.

Prior to the Publishing Spin-off, the Company reported its operations through two reportable segments: broadcasting and publishing; certain administrative activities were reported and included under corporate. The Company’s publishing segment operated eight major-market daily newspapers and related businesses, distributed preprinted insert advertisements, provided commercial printing and delivery services to other newspapers and managed the websites of the Company’s daily newspapers and television stations, along with the websites of other branded products that target specific areas of interest. Also included in the publishing segment were digital entertainment data businesses which distribute entertainment listings and license proprietary software and data. These digital entertainment data businesses were not included in the Publishing Spin-off and are now included in the Digital and Data reportable segment. The principal daily newspapers published by the Company that were included in the Publishing Spin-off were the Los Angeles Times; the Chicago Tribune; the South Florida Sun Sentinel; the Orlando Sentinel; The Baltimore Sun; the Hartford Courant; The Morning Call, serving Pennsylvania’s Lehigh Valley; and the Daily Press, serving the Virginia Peninsula.

The historical results of operations for the businesses included in the Publishing Spin-off are presented in discontinued operations for all periods presented (see Note 2).

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Beginning in fiscal 2015, the Television and Entertainment reportable segment includes the Company’s Zap2it.com entertainment website business, which was previously included in the Digital and Data reportable segment. Certain previously reported amounts have been reclassified to conform to the current presentation; the impact of this reclassification was immaterial.

Change in Accounting Principle—On November 20, 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-17, Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”), as further discussed below. The Company elected to early adopt ASU 2015-17 prospectively in the fourth quarter of fiscal 2015 and present all deferred tax assets and liabilities, along with any related valuation allowances as of December 31, 2015, as noncurrent on the Company’s Consolidated Balance Sheets. The adoption of ASU 2015-17 was required to be treated as a change in accounting principle. The Company did not retrospectively adjust prior periods for this change.

Fiscal Year—On April 16, 2015, the Company’s Board of Directors (the “Board”) approved the change of the Company’s fiscal year end from the last Sunday in December of each year to December 31 of each year and to change the Company’s fiscal quarter end to the last calendar day of each quarter. This change in fiscal year end was effective with the second fiscal quarter, which ended on June 30, 2015. As a result of this change, the fiscal year ended December 31, 2015 includes four additional days compared to the fiscal years ended December 28, 2014 and December 29, 2013. Fiscal years 2014 and 2013 each comprised a 52-week period.

Principles of Consolidation and Variable Interest Entities—The consolidated financial statements include the accounts of Tribune Media Company and all majority-owned subsidiaries, as well as any variable interests for which the Company is the primary beneficiary. In general, investments comprising between 20 percent to 50 percent of the voting stock of companies and certain partnership interests are accounted for using the equity method. All other investments are generally accounted for using the cost method. All significant intercompany transactions are eliminated.

The Company evaluates its investments and other transactions to determine whether any entities associated with the investments or transactions should be consolidated under the provisions of FASB Accounting Standards Codification (“ASC”) Topic 810, “Consolidation.” ASC Topic 810 requires an ongoing qualitative assessment of variable interest entities (“VIEs”) to assess which entity is the primary beneficiary as it has the power to direct matters that most significantly impact the activities of a VIE and has the obligation to absorb losses or benefits that could be potentially significant to the VIE. The Company consolidates VIEs when it is the primary beneficiary.

On April 14, 2015, the Company entered into a real estate venture agreement with a third party to redevelop one of the Company’s Florida properties and formed a new limited liability company, TREH 200E Las Olas Venture, LLC (“Las Olas LLC”). The Company contributed land with an agreed-upon value between the parties of $15 million and a carrying value of $10 million, resulting in a 92% interest in the Las Olas LLC. In the future, the Company’s interest in the Las Olas LLC may decline to 85%, subject to the other party’s additional investments. The Las Olas LLC was determined to be a VIE where the Company is the primary beneficiary. The Company consolidates the financial position and results of operations of this VIE. The results of operations of the VIE as of and for the fiscal year ended December 31, 2015 were not material.

On November 12, 2015, the Company executed an agreement with a third party developer to redevelop one of the Company’s California properties. The Company contributed land, building and improvements with an agreed-upon value between the parties of $39 million and a carrying value of $35 million, resulting in a 90% interest in the TREH/Kearny Costa Mesa, LLC (“Costa Mesa LLC”). In the future, the Company’s interest in the Costa Mesa LLC may decline, subject to the other party’s additional investments. The Company consolidates the

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

financial position and results of operations of Costa Mesa LLC as it has the majority ownership. The results of operations of the Costa Mesa LLC as of and for the fiscal year ended December 31, 2015 were not material.

Prior to September 2, 2015, the Company held a variable interest in Newsday Holdings LLC (“NHLLC”). On September 2, 2015, all of the outstanding equity interests of NHLLC were acquired by CSC Holdings, LLC (“CSC”). Additionally, prior to October 1, 2014, the Company held a variable interest in Classified Ventures, LLC (“CV”). On October 1, 2014, all of the outstanding equity interests of CV were acquired by TEGNA, Inc. (as successor to Gannett Co., Inc.) (“TEGNA”). Prior to July 29, 2014, the Company held a variable interest in Perfect Market, Inc. (“PMI”). On July 29, 2014, all of the outstanding equity interests of PMI were acquired by Taboola.com LTD (“Taboola”). In connection with the acquisition, the Company’s shares in PMI were converted into shares of Taboola. The Company’s ownership in Taboola is less than 1% and the Company has determined the investment is not a VIE as defined by ASC Topic 810.

At December 31, 2015 and December 28, 2014, the Company indirectly held a variable interest in Topix, LLC (“Topix”) through its investment in TKG Internet Holdings II, LLC and at December 28, 2014, the Company held a variable interest in Newsday LLC (as defined and described in Note 9). In addition, prior to December 27, 2013 (as further described below), the Company held variable interests as a result of certain transactions with Local TV Holdings, LLC (“Local TV”) in October 2008. The Company has determined that it was not the primary beneficiary of any of these entities and therefore has not consolidated any of them as of and for the periods presented in the accompanying consolidated financial statements. On December 27, 2013, the Company closed the Local TV Acquisition (see Note 5). In conjunction with the acquisition, the Company became a party to an agreement with Dreamcatcher Broadcasting LLC, a Delaware limited liability company (“Dreamcatcher”). The Company determined that it holds a variable interest in Dreamcatcher and is the primary beneficiary. As such, the Company’s consolidated financial statements include the results of operations and the financial position of Dreamcatcher beginning on December 27, 2013. See Note 5 for further information on the Company’s acquisition of Local TV, the related transactions with Dreamcatcher and the carrying amounts and classification of the assets and liabilities of Dreamcatcher which have been included in the Company’s Consolidated Balance Sheets as of December 31, 2015 and December 28, 2014. The assets of the consolidated VIE can only be used to settle the obligations of the VIE.

In 2008, the Company entered into a shared services agreement for its KPLR-TV station in St. Louis, Missouri and a local marketing agreement (“LMA”) for its KWGN-TV station in Denver, Colorado, each with the FOX Broadcasting Company (“FOX”) network affiliate television station owned by Local TV in these markets. These agreements became effective on October 6, 2008 and effectively allowed the Company to economically combine the operating facilities and news operations of its stations with those owned by Local TV in each market and to share certain programming. Prior to the Local TV Acquisition (see Note 5), the Company recorded in its historical consolidated broadcasting revenues amounts equal to agreed upon percentages of the net adjusted cash flows (as defined in the local marketing agreements) of the combined operations of its stations and the Local TV stations in St. Louis and Denver. The LMA arrangements were cancelled as of the effective date of the Local TV Acquisition (see Note 5) because the Company became the owner of both stations in each market.

Revenue Recognition—The Company’s primary sources of revenue related to Television and Entertainment are from local and national broadcasting and cable advertising and retransmission consent and carriage fee revenues on the Company’s television, cable and radio stations as well as from direct and indirect display advertising. Digital and Data revenue is primarily derived from licensing its video, sports and music content to third parties. The Company also recognizes revenues from leases of its owned real estate.

The Company recognizes revenue when the following conditions are met: (i) there is persuasive evidence that an arrangement exists, (ii) delivery has occurred or service has been rendered, (iii) the fees are fixed or

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

determinable and (iv) collection is reasonably assured. Revenue arrangements with multiple deliverables are divided into separate units of accounting when the delivered item has value to the customer on a stand-alone basis. Revenue is allocated to the respective elements based on their relative selling prices at the inception of the arrangement, and revenue is recognized as each element is delivered. We use a hierarchy to determine the fair value to be used for allocating revenue to elements: (i) vendor-specific objective evidence of fair value (“VSOE”), (ii) third-party evidence, and (iii) best estimate of selling price (“ESP”). For software elements, we follow the industry specific software guidance which only allows for the use of VSOE in establishing fair value.

Television and Entertainment advertising revenue is recorded, net of agency commissions, when commercials are aired. Television operations may trade certain advertising time for products or services, as well as barter advertising time for program material. Trade transactions are generally reported at the estimated fair value of the product or services received, while barter transactions are reported at the Company’s estimate of the value of the advertising time exchanged, which approximates the fair value of the program material received. Barter/trade revenue is reported when commercials are broadcast and expenses are reported when products or services are utilized or when programming airs. The Company records rebates when earned as a reduction of advertising revenue. Retransmission consent fees represent fees that the Company earns from multichannel video programming distributors (“MVPDs”) for the distribution of the Company’s television stations’ broadcast programming. Retransmission consent fees are recognized over the contract period, generally based on a negotiated fee per subscriber. Carriage fees represent fees that the Company earns from MVPDs for the carriage of the Company’s cable channels. Carriage fees are recognized over the contract period, generally based on the number of subscribers and negotiated rates.

Digital and Data revenue includes software licensing recognized in accordance with ASC Topic 985, “Software.” License fees are based on the number of units shipped or the number of subscribers. Revenues from per-unit or per-subscriber fees are recognized in the period the services are provided to a licensee, as reported to the Company by the licensee. Certain non-refundable, non-cancelable license fees are paid in advance for which revenue is recognized when the underlying licensed product is delivered to the licensee. Revenues from data services are recognized on a straight-line basis over the period its licensee has the right to receive the service. The Company accounts for cash consideration (such as sales incentives) that it gives to its customers or resellers as a reduction of revenue, unless the Company receives a benefit that is separate from the customer’s purchase from the Company and for which it can reasonably estimate the fair value.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

The adoption of fresh-start reporting as of the Effective Date (as defined in Note 3) required management to make certain assumptions and estimates to allocate the Successor’s enterprise value to the Successor’s assets and liabilities based on fair values. These estimates of fair value represent the Company’s best estimates based on independent appraisals and various valuation techniques and trends, and by reference to relevant market rates and transactions. The estimates and assumptions are inherently subject to significant uncertainties and contingencies beyond the control of the Company. Accordingly, the Company cannot provide assurance that the estimates, assumptions, and fair values reflected in the valuations will be realized, and actual results could vary materially.

Cash and Cash Equivalents—Cash and cash equivalents are stated at cost, which approximates market value. Investments with original maturities of three months or less at the time of purchase are considered to be cash equivalents.

Restricted Cash and Cash Equivalents—Restricted cash and cash equivalents consist of funds that are not available for general corporate use and primarily consist of restricted cash held by the Company to satisfy the

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remaining claim obligations pursuant to the Plan (as defined and described in Note 3). On the Effective Date, the Company transferred $187 million of cash to restricted accounts for the limited purpose of funding certain future claim payments and professional fees. At both December 31, 2015 and December 28, 2014, restricted cash held by the Company to satisfy such obligations totaled $18 million.

In conjunction with the acquisition of Local TV on December 27, 2013 (see Note 5), the Company provided a notice to holders of the Senior Toggle Notes that it intended to redeem such notes within a thirty-day period. On December 27, 2013, the Company deposited $202 million with The Bank of New York Mellon Trust Company, N.A. (the “Trustee”) ($174 million of which, inclusive of accrued interest of $2 million, was payable to third parties and the remaining $28 million was payable to a subsidiary of the Company), together with irrevocable instructions to apply the deposited money to the full repayment of the Senior Toggle Notes. At December 29, 2013, the $202 million deposit was presented as restricted cash and cash equivalents on the Company’s Consolidated Balance Sheet. The Senior Toggle Notes were fully repaid on January 27, 2014 through the use of the deposited funds held by the Trustee, including amounts owed to the Company’s subsidiary.

Accounts Receivable and Allowance for Doubtful Accounts—The Company’s accounts receivable are primarily due from advertisers. Credit is extended based on an evaluation of each customer’s financial condition, and generally collateral is not required. The Company maintains an allowance for uncollectible accounts, rebates and volume discounts. This allowance is determined based on historical write-off experience and any known specific collectability exposures.

A summary of the activity with respect to the accounts receivable allowances is as follows (in thousands):

Accounts receivable allowance balance at December 29, 2013	$16,254
2014 additions charged to costs and expenses	21,306
2014 deductions	(18,515)
Allowance distributed in Publishing Spin-off	(11,732)

Accounts receivable allowance balance at December 28, 2014	$7,313
2015 additions charged to costs and expenses	7,873
2015 deductions	(7,010)

Accounts receivable allowance balance at December 31, 2015	$8,176

Broadcast Rights—The Company acquires rights to broadcast syndicated programs, original licensed series and feature films. Pursuant to ASC Topic 920, “Entertainment-Broadcasters,” these rights and the related liabilities are recorded as an asset and a liability when the license period has begun, the cost of the program is determinable and the program is accepted and available for airing. The current portion of programming inventory includes those rights available for broadcast that are expected to be amortized in the succeeding year.

The Company amortizes its broadcast rights costs over the period in which an economic benefit is expected to be derived based on the timing of the usage and benefit from such programming. Newer licensed/acquired programming and original produced programming are generally amortized on an accelerated basis as the episodes are aired. For certain categories of licensed programming and feature films that have been exploited through previous cycles, amortization expense is recorded on a straight-line basis. The Company also has commitments for network and sports programming that are expensed on a straight-line basis as the programs are available to air. Management’s judgment is required in determining the timing of the expensing of these costs, and includes analyses of historical and estimated future revenue and ratings patterns for similar programming. The Company regularly reviews, and revises when necessary, its revenue estimates, which may result in a change in the rate of amortization. Amortization of broadcast rights are expensed to programming in the Company’s Consolidated Statements of Operations.

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The Company carries its broadcast rights at the lower of unamortized cost or estimated net realizable value. The Company evaluates the net realizable value of broadcast rights on a daypart, series, or title-by-title basis, as appropriate. Changes in management’s intended usage of a specific daypart, series, or program would result in a reassessment of the net realizable value, which could result in an impairment. The Company determines the net realizable value and estimated fair value, as appropriate, based on a projection of the estimated advertising revenues and carriage/retransmission revenues, less certain direct costs of delivery, expected to be generated by the program material. If the Company’s estimates of future revenues decline, amortization expense could be accelerated or impairment adjustments may be required. We assess future seasons of syndicated programs that we are committed to acquire for impairment as they become available to us for airing. Any impairments of programming rights are expensed to programming in the Company’s Consolidated Statements of Operations. As a result of the evaluation of the recoverability of the unamortized costs associated with broadcast rights, the Company recognized a non-cash impairment charge of $74 million for the syndicated programs Person of Interest and Elementary at WGN America in 2015.

Production Costs—The Company produces and enters into arrangements with third parties to co-produce original programming to exhibit on its broadcast stations and cable network. In accordance with ASC Topic 926, “Entertainment-Films,” the Company estimates total revenues to be earned and costs to be incurred throughout the life of each television program. Estimates for remaining total lifetime revenues are limited to the amount of revenue contracted for each episode in the initial market (which is the US television market). Accordingly, television programming costs and participation costs incurred in excess of the amount of revenue contracted in the initial market are expensed as incurred. Estimates for all secondary market revenues such as domestic and foreign syndication, digital streaming, home entertainment and merchandising are included in the estimated lifetime revenues of such television programming once it can be demonstrated that a program can be successfully licensed in such secondary market. Television programming costs incurred subsequent to the establishment of the secondary market are initially capitalized and amortized based on the proportion that current period revenues bear to the estimated remaining total lifetime revenues. As several of the Company’s produced programming television series have either recently launched or have yet to premiere, the Company does not have a demonstrated history of participating in secondary market revenues to support that these programs can be successfully licensed in such secondary markets. Production costs are expensed to programming in the Company’s Consolidated Statement of Operations.

Properties—As a result of the adoption of fresh-start reporting, the Company’s property, plant and equipment was adjusted to fair value on the Effective Date. There were no changes to the methods used by the Company to compute depreciation or any changes to the policy for determining estimated useful lives for assets placed into service subsequent to the Effective Date as a result of the adoption of fresh-start reporting. The estimated useful lives of the Company’s property, plant and equipment that were in service on the Effective Date were revised and currently range as follows: 1 to 44 years for buildings and 1 to 30 years for all other equipment.

Goodwill and Other Indefinite-Lived Intangible Assets—Goodwill and other indefinite-lived intangible assets are summarized in Note 8. The Company reviews goodwill and other indefinite-lived intangible assets for impairment annually, or more frequently if events or changes in circumstances indicate that an asset may be impaired, in accordance with ASC Topic 350, “Intangibles—Goodwill and Other.” Under ASC Topic 350, the impairment review of goodwill and other intangible assets not subject to amortization must be based on estimated fair values.

The Company’s annual impairment review measurement date is in the fourth quarter of each year. The estimated fair values of the reporting units to which goodwill has been allocated are determined using many critical factors, including projected future operating cash flows, revenue and market growth, market multiples, discount rates and consideration of market valuations of comparable companies. The estimated fair values of

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other intangible assets subject to the annual impairment review, which include FCC licenses and trade name, are generally calculated based on projected future discounted cash flow analyses. The development of estimated fair values requires the use of assumptions, including assumptions regarding revenue and market growth as well as specific economic factors in the broadcasting industry. These assumptions reflect the Company’s best estimates, but these items involve inherent uncertainties based on market conditions generally outside of the Company’s control.

Adverse changes in expected operating results and/or unfavorable changes in other economic factors used to estimate fair values could result in additional non-cash impairment charges in the future under ASC Topic 350.

Impairment Review of Long-Lived Assets—In accordance with ASC Topic 360, “Property, Plant and Equipment,” the Company evaluates the carrying value of long-lived assets to be held and used whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset or asset group may be impaired. The carrying value of a long-lived asset or asset group is considered impaired when the projected future undiscounted cash flows to be generated from the asset or asset group over its remaining depreciable life are less than its current carrying value. The Company measures impairment based on the amount by which the carrying value exceeds the estimated fair value of the long-lived asset or asset group. The fair value is determined primarily by using the projected future cash flows discounted at a rate commensurate with the risk involved as well as market valuations. Losses on long-lived assets to be disposed of are determined in a similar manner, except that the fair values are reduced for an estimate of the cost to dispose or abandon.

Adverse changes in expected operating results and/or unfavorable changes in other economic factors used to estimate future undiscounted cash flows could result in additional non-cash impairment charges in the future under ASC Topic 360.

Pension Plans and Other Postretirement Benefits—Retirement benefits are provided to employees through pension plans sponsored either by the Company or by unions. Under the Company-sponsored plans, pension benefits are primarily a function of both the years of service and the level of compensation for a specified number of years, depending on the plan. It is the Company’s policy to fund the minimum for Company-sponsored pension plans as required by the Employee Retirement Income Security Act (“ERISA”). Contributions made to union-sponsored plans are based upon collective bargaining agreements. The Company also provides certain health care and life insurance benefits for retired employees. The expected cost of providing these benefits is accrued over the years that the employees render services. It is the Company’s policy to fund postretirement benefits as claims are incurred.

The Company recognizes the overfunded or underfunded status of its defined benefit pension or other postretirement plans (other than a multiemployer plan) as an asset or liability in its Consolidated Balance Sheets and recognizes changes in that funded status in the year in which changes occur through comprehensive (loss) income. Additional information pertaining to the Company’s pension plans and other postretirement benefits is provided in Note 15.

Self-Insurance—The Company self-insures for certain employee medical and disability income benefits, workers’ compensation costs and automobile and general liability claims. The recorded liabilities for self-insured risks are calculated using actuarial methods and are not discounted. The Company carries insurance coverage to limit exposure for self-insured workers’ compensation costs and automobile and general liability claims. The Company’s deductibles under these coverages are generally $1 million per occurrence, depending on the applicable policy period. The recorded liabilities for self-insured risks totaled $34 million at December 31, 2015 and $47 million at December 28, 2014, which was net of $44 million of such liabilities distributed to Tribune Publishing in the Publishing Spin-off.

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Deferred Revenue—Deferred revenue arises in the normal course of business from advances from customers for the Company’s products and services. Revenue associated with deferred revenue is recognized in the period it is earned. See above for further information on the Company’s revenue recognition policy.

Stock-Based Compensation—In accordance with ASC Topic 718, “Compensation—Stock Compensation,” the Company recognizes stock-based compensation cost in its Consolidated Statements of Operations. Stock-based compensation cost is measured at the grant date for equity-classified awards and at the end of each reporting period for liability-classified awards based on the estimated fair value of the awards. ASC Topic 718 requires stock-based compensation expense to be recognized over the period from the date of grant to the date when the award is no longer contingent on the employee providing additional service (the “substantive vesting period”). Additional information pertaining to the Company’s stock-based compensation is provided in Note 17.

Income Taxes—On March 13, 2008, the Predecessor filed an election to be treated as a subchapter S corporation under the Internal Revenue Code (“IRC”), which election became effective as of the beginning of the Predecessor’s 2008 fiscal year. The Predecessor also elected to treat nearly all of its subsidiaries as qualified subchapter S subsidiaries. Subject to certain limitations (such as the built-in gain tax applicable for 10 years to gains accrued prior to the election), the Predecessor was no longer subject to federal income tax. Instead, the Predecessor’s taxable income was required to be reported by its shareholders. The Tribune Employee Stock Ownership Plan (“ESOP”) was the Predecessor’s sole shareholder and was not taxed on the share of income that was passed through to it because the ESOP was a qualified employee benefit plan. Although most states in which the Predecessor operated recognize the subchapter S corporation status, some imposed income taxes at a reduced rate.

As a result of the election and in accordance with ASC Topic 740, “Income Taxes,” the Predecessor reduced its net deferred income tax liabilities to report only deferred income taxes relating to states that assess taxes on subchapter S corporations and subsidiaries that were not qualified subchapter S subsidiaries.

Provisions for federal and state income taxes are calculated on reported pretax earnings based on current tax laws and also include, in the current period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Taxable income reported to the taxing jurisdictions in which the Company operates often differs from pretax earnings because some items of income and expense are recognized in different time periods for income tax purposes. The Company provides deferred taxes on these temporary differences in accordance with ASC Topic 740. Taxable income also may differ from pretax earnings due to statutory provisions under which specific revenues are exempt from taxation and specific expenses are not allowable as deductions. The consolidated tax provision and related accruals include estimates of the potential taxes and related interest as deemed appropriate. These estimates are reevaluated and adjusted, if appropriate, on a quarterly basis. Although management believes its estimates and judgments are reasonable, the resolutions of the Company’s tax issues are unpredictable and could result in tax liabilities that are significantly higher or lower than that which has been provided by the Company.

ASC Topic 740 addresses the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under ASC Topic 740, a company may recognize the tax benefit of an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. ASC Topic 740 requires the tax benefit recognized in the financial statements to be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC Topic 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. See Note 14 for further discussion.

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In connection with the Debtors’ emergence from Chapter 11, the Company converted from a subchapter S corporation to a C corporation under the IRC and became subject to federal income tax. The effect of this conversion was recorded in connection with the Company’s implementation of fresh-start reporting as more fully described in Note 4 and Note 14. Accordingly, essentially all of the Company’s net deferred tax liabilities at the Effective Date were reinstated at a higher effective tax rate.

Comprehensive Income (Loss)—Comprehensive income (loss) consists of net income and other gains and losses affecting shareholder’s equity that, under U.S. GAAP, are excluded from net income. The Company’s other comprehensive income (loss) includes changes in unrecognized benefit plan gains and losses, unrealized gains and losses on marketable securities classified as available-for-sale, and foreign currency translation adjustments. The activity for each component of the Company’s accumulated other comprehensive income (loss) is summarized in Note 19.

New Accounting Standards—In February 2016, the FASB issued ASU No. 2016-02, “Leases (Subtopic 842).” The new guidance requires lessees to recognize assets and liabilities arising from leases as well as extensive quantitative and qualitative disclosures. A lessee will need to recognize on its balance sheet a right-of-use asset and a lease liability for the majority of its leases (other than leases that meet the definition of a short-term lease). The lease liabilities will be equal to the present value of lease payments. The right-of-use asset will be measured at the lease liability amount, adjusted for lease prepayment, lease incentives received and the lessee’s initial direct costs. The standard is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted. ASU 2016-02 is required to be applied using the modified retrospective approach for all leases existing as of the effective date and provides for certain practical expedients. The Company is currently evaluating the impact of adopting ASU 2016-02 on its consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments—Overall (Subtopic 825-10).” The new guidance requires entities to measure equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) at fair value, with changes in fair value recognized in net income and requires entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. Further, entities will no longer be able to recognize unrealized holding gains and losses on equity securities classified today as available for sale in other comprehensive income and they will no longer be able to use the cost method of accounting for equity securities that do not have readily determinable fair values. The guidance has additional amendments to presentation and disclosure requirements of financial instruments. The amendments in this ASU are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is currently evaluating the impact of adopting ASU 2016-01 on its consolidated financial statements.

In November 2015, the FASB issued an ASU No. 2015-17, “Income Taxes (Topic 740).” The amendments in ASU 2015-17 simplify the presentation of deferred income taxes. The amendments require that deferred tax liabilities and assets be classified as non-current in a classified statement of financial position. The amendments in ASU 2015-17 are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early application is permitted. The amendments in ASU 2015-17 may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company is electing to apply the amendments prospectively. Upon transition, the Company is required to disclosure the nature of and reason for the change in accounting principle and a statement that prior periods were not retrospectively adjusted. The Company early adopted ASU 2015-17 as of December 31, 2015, see “—Change in Accounting Principle” above. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

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In September 2015, the FASB issued an ASU No. 2015-16, “Business Combinations (Topic 805).” The amendments in ASU 2015-16 simplify the accounting for adjustments made to provisional amounts during the measurement period of a business combination. The amendment requires the acquirer to recognize adjustments to provisional amounts identified during the measurement period in the reporting period in which the adjustment amount is determined. The acquirer is required to also record, in the same period’s financial statements, the effect on earnings as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. The amendments in ASU 2015-16 are effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The amendments in ASU 2015-16 should be applied prospectively to adjustments to provisional amounts that occur after the effective date of ASU 2015-16 with earlier application permitted for financial statements that have not been issued. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-05, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40).” The amendments in ASU 2015-05 provide guidance to customers about whether a cloud computing arrangement includes a software license. The amendments in ASU 2015-05 are effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is permitted. The amendments in ASU 2015-05 may be applied either prospectively to all arrangements entered into or materially modified after the effective date or retrospectively. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03, “Interest—Imputation of Interest (Subtopic 835-30).” The amendments in ASU 2015-03 require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments. The amendments in ASU 2015-03 should be applied on a retrospective basis, wherein the balance sheet of each individual period presented should be adjusted to reflect the period-specific effects of applying the new guidance. The SEC staff noted that ASU 2015-03 does not address situations where a company has debt issuance costs related to line-of-credit arrangements. As a result, the FASB issued ASU 2015-15 “Interest—Imputation of Interest (Subtopic 835-30),” which states that the SEC staff would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. Upon transition, the Company is required to comply with applicable disclosures for the change in accounting principle. The amendments in ASU 2015-03 and ASU 2015-15 are effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Company will be adopting ASU 2015-03 and ASU 2015-15 on the first day of the 2016 fiscal year. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements—Going Concern (Subtopic 205-40).” The amendments in ASU 2014-15 require the management of all entities, in connection with preparing financial statements for each annual and interim reporting period, to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. The amendments in ASU 2014-15 are effective for the annual period ending after December 15, 2016 and for annual periods and interim periods thereafter. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” The amendments in ASU 2014-09 create Topic 606, Revenue from Contracts with Customers, and supersede the

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revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance. The core principle of Topic 606 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in ASU 2014-09 are effective for annual periods beginning after December 15, 2016, including interim periods within that reporting period. However, in August 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers (Topic 606)—Deferral of the Effective Date,” which deferred the effective date of ASU 2014-09 by one year for annual periods beginning after December 15, 2017, while allowing early adoption as of the original public entity date. The amendments in ASU 2014-09 may be applied either retrospectively to each prior period presented or retrospectively with the cumulative effect of initially applying ASU 2014-09 at the date of initial application. The Company is currently evaluating adoption methods and the impact of adopting ASU 2014-09 on its consolidated financial statements.

In April 2014, the FASB issued ASU No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” The amendments in ASU 2014-08 change the criteria for reporting discontinued operations for all entities. The amendments also require new disclosures about discontinued operations and disposals of components of an entity that do not qualify for discontinued operations reporting. The amendments in ASU 2014-08 should be applied prospectively to all disposals (or classifications as held for sale) of components of an entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. The Company adopted ASU 2014-08 effective on the first day of the 2015 fiscal year. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

NOTE 2: DISCONTINUED OPERATIONS

On August 4, 2014, the Company completed the spin-off of its principal publishing operations into an independent company, Tribune Publishing Company (“Tribune Publishing”), by distributing 98.5% of the outstanding shares of Tribune Publishing common stock to holders of the Company’s Common Stock and Warrants (the “Publishing Spin-off”). In the distribution, each holder of the Company’s Class A Common Stock, Class B Common Stock and Warrants received 0.25 of a share of Tribune Publishing common stock for each share of Common Stock or Warrant (as defined and described in Note 3) held as of the record date of July 28, 2014. Based on the number of shares of Common Stock and Warrants outstanding as of 5:00 P.M. Eastern time on July 28, 2014 and the distribution ratio, 25,042,263 shares of Tribune Publishing common stock were distributed to the Company stockholders and holders of Warrants and the Company retained 381,354 shares of Tribune Publishing common stock, representing 1.5% of outstanding common stock of Tribune Publishing. Subsequent to the distribution, Tribune Publishing became a separate publicly-traded company with its own board of directors and senior management team. Shares of Tribune Publishing common stock are listed on the New York Stock Exchange under the symbol “TPUB.” For further information regarding the Publishing Spin-off, see the registration statement on Form 10, as amended, filed by Tribune Publishing with the SEC on July 21, 2014 and declared effective by the SEC on July 21, 2014. The registration statement is available through the SEC website at www.sec.gov.

The historical results of operations for the businesses included in the Publishing Spin-off are presented in discontinued operations in the Company’s Consolidated Statements of Operations and Consolidated Statements of Comprehensive (Loss) Income for all periods presented herein.

The Company received a private letter ruling (“PLR”) from the Internal Revenue Service (“IRS”) which provides that the distribution and certain related transactions qualified as tax-free to the Company, Tribune

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Publishing and the Company’s stockholders and warrantholders for U.S. federal income tax purposes. Although a PLR from the IRS generally is binding on the IRS, the PLR does not rule that the distribution satisfies every requirement for a tax-free distribution, and the parties relied on the opinion of the Company’s special tax counsel that such additional requirements have been satisfied.

In connection with the Publishing Spin-off, the Company received a $275 million cash dividend from Tribune Publishing utilizing borrowings of $350 million under a senior secured credit facility entered into by Tribune Publishing prior to the Publishing Spin-off. The full amount of the $275 million cash dividend was used to permanently repay $275 million of outstanding borrowings under the Company’s Term Loan Facility (as defined and described in Note 10). All of the outstanding borrowings under the Tribune Publishing senior term loan facility were distributed to Tribune Publishing in connection with the Publishing Spin-off.

The Company entered into a separation and distribution agreement, a tax matters agreement, a transition services agreement (the “TSA”), an employee matters agreement and certain other agreements with Tribune Publishing that govern the relationships between Tribune Publishing and the Company following the Publishing Spin-off.

Separation and Distribution Agreement

The separation and distribution agreement with Tribune Publishing sets forth the key provisions relating to the separation of Tribune Publishing and its related businesses from those of the Company and the distribution of 98.5% of the shares of Tribune Publishing common stock to holders of Common Stock and Warrants. The separation and distribution agreement identifies the entities and assets to be transferred to, and the liabilities and contracts to be assumed by, Tribune Publishing or the Company, as applicable, in the separation, and describes when and how these transfers and assumptions will occur.

The separation and distribution agreement also provides that, subject to certain exceptions, Tribune Publishing and the Company will indemnify each other and certain related parties, from and against any and all damages, losses, liabilities, and expenses relating to, arising out of, or resulting from, among other things: (i) their respective businesses, their assets and liabilities and their subsidiaries’ assets and liabilities (in the case of Tribune Publishing, after giving effect to the separation and distribution); (ii) their failure or the failure of certain related persons to discharge any of their, or their subsidiaries’, respective liabilities (in the case of Tribune Publishing, after giving effect to the separation and distribution or any obligation arising out of the publishing business or its assets); and (iii) a breach by the other party of the separation and distribution agreement or the various ancillary agreements.

Tax Matters Agreement

The Company entered into a tax matters agreement with Tribune Publishing that governs the respective rights, responsibilities and obligations of the Company and Tribune Publishing following the distribution with respect to taxes, including the Company’s and Tribune Publishing’s obligations to file tax returns and remit taxes, control over tax contests and the Company’s and Tribune Publishing’s obligations to cooperate after the distribution in tax return preparation and record-keeping matters.

The tax matters agreement generally provides that the Company will be responsible for all taxes (other than taxes on the distribution and related transactions) for periods before the distribution that are reportable on any tax return that includes the Company or one of its non-Tribune Publishing subsidiaries, and Tribune Publishing or one of its subsidiaries will be responsible for all such taxes reportable on any tax return that includes Tribune

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Publishing or its subsidiaries but does not include any non-Tribune Publishing subsidiaries. The Company retains responsibility for all taxes relating to the formation of and its ongoing investment in Newsday Holdings LLC.

The tax matters agreement also provides for certain restrictions on Tribune Publishing’s ability to pursue strategic or other transactions, or to take certain actions, in order to preserve the tax-free status of the distribution. The tax matters agreement further provides that Tribune Publishing and certain Tribune Publishing subsidiaries will indemnify the Company for (i) taxes on the distribution and related transactions resulting from (A) any of their actions (or failures to take certain actions) that disqualify the distribution and related transactions as tax-free or (B) any issuance of stock by Tribune Publishing or any of its affiliates or change in ownership of any such entities (other than changes in ownership solely caused by the Company) that would cause Section 355(d), Section 355(e) or Section 355(f) of the IRC to apply to the distribution, (ii) taxes on the distribution and related transactions resulting from the disqualification of the distribution due to breaches by Tribune Publishing of representations and covenants contained in the tax matters agreement and (iii) taxes of Tribune Publishing attributable to the Tribune Publishing business for which the Company is not otherwise responsible and that are not related to the distribution or any related transaction. The Company will indemnify Tribune Publishing for (i) taxes of the Company and (ii) taxes of Tribune Publishing resulting from the distribution and related transactions unless, in each case, Tribune Publishing or certain Tribune Publishing subsidiaries are otherwise responsible for such taxes as described above. However, if the distribution is taxable as a result of certain actions by both parties, the liability for such taxes is shared equally between the Company and Tribune Publishing.

Transition Services Agreement

Pursuant to the TSA, the Company provides Tribune Publishing with certain specified services on a transitional basis for a period of up to two years following the Publishing Spin-off, including support in areas such as human resources, risk management, treasury, technology, legal, real estate, procurement, and advertising and marketing in a single market. In addition, the TSA outlines the services that Tribune Publishing provides the Company on a transitional basis for a period of up to two years following the Publishing Spin-off, including in areas such as human resources, technology, legal, procurement, accounting, digital advertising operations, advertising, marketing, event management and fleet maintenance, and other areas where the Company may need assistance and support following the Publishing Spin-off. The charges for the transition services generally allow the providing company to fully recover all out-of-pocket costs and expenses it actually incurs in connection with providing the services, plus, in some cases, the allocated direct costs of providing the services, generally without profit.

Under the TSA, the Company had gross billings to Tribune Publishing of $2 million and $19 million for the year ended December 31, 2015 and December 28, 2014, respectively, primarily related to a pass-through of costs associated with providing the continuation of certain benefits to Tribune Publishing employees following the Publishing Spin-off. The Company also incurred $1 million and $3 million of fees primarily related to technology and shared services provided by Tribune Publishing which are included in selling, general and administrative expenses in the Company’s Consolidated Statements of Operations for the year ended December 31, 2015 and December 28, 2014, respectively.

Employee Matters Agreement

The Company and Tribune Publishing entered into an employee matters agreement that addresses the treatment of employees and former employees of each of the Company and Tribune Publishing with respect to their participation in employee benefit plans that existed prior to the distribution or that Tribune Publishing established in connection with or following the distribution, as well as certain other human resources matters relating to employee programs and labor contracts. In general, except for certain pension matters, Tribune

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Publishing retained all liabilities with respect to the employment of all their employees and former employees (other than employees of discontinued businesses) and the Company retained all liabilities pertaining to other current or former employees, including liabilities arising with respect to benefit plans prior to the distribution. Notwithstanding the foregoing, the Company retained all liabilities relating to Company-sponsored defined benefit pension plans but did not retain any liabilities relating to Tribune Publishing’s employees’ participation in multiemployer pension plans. The employee matters agreement also addresses the treatment of equity compensation for employees of both companies in connection with the distribution. See Note 17 for further information on the impact of the Publishing Spin-off on the Company’s equity incentive plan.

Discontinued Operations Results—The results of discontinued operations for the years ended December 28, 2014, December 29, 2013, and for December 31, 2012 include the historical results of Tribune Publishing prior to the Publishing Spin-off on August 4, 2014. Summarized results of the Company’s discontinued operations and the impact of associated Publishing Spin-off adjustments are as follows (in thousands):

	Successor		Predecessor
	Year Ended
	December 28, 2014(1)	December 29, 2013	December 31, 2012
Operating revenues	$970,501	$1,755,989	$—
Operating profit	38,712	149,906	—
Loss on equity investments, net	(626)	(1,187)	—
Interest income	—	35	—
Interest expense(2)	(6,837)	(11,042)	—
Gain on investment transactions(3)	1,484	—	—
Reorganization items, net	(9)	(284)	(173,449)

Income (loss) before income taxes	32,724	137,428	(173,449)
Income tax expense (benefit)(4)	19,172	58,815	(69,548)

Income (loss) from discontinued operations, net of taxes	$13,552	$78,613	$(103,901)

(1)	Results of operations for the Tribune Publishing businesses are reflected through August 4, 2014, the date of the Publishing Spin-off.
(2)	In connection with the Publishing Spin-off, the Company received a $275 million cash dividend from Tribune Publishing utilizing borrowings of $350 million under a senior secured credit facility entered into by Tribune Publishing prior to the Publishing Spin-off. The full amount of the $275 million cash dividend was used to permanently repay $275 million of outstanding borrowings under the Company’s Term Loan Facility (as defined and described in Note 10). Interest expense associated with the Company’s outstanding debt was allocated to discontinued operations based on the ratio of the $275 million cash dividend received from Tribune Publishing to the total outstanding indebtedness under the outstanding credit facilities in effect in each respective period prior to the Publishing Spin-off and totaled $7 million and $11 million for the years ended December 28, 2014 and December 29, 2013, respectively.
(3)	Gain on investment transaction consists of a $1 million gain on the remeasurement of Tribune Publishing’s investment in MCT (as defined and described in Note 5) as a result of the acquisition of the remaining 50% interest in MCT during the second quarter of 2014.
(4)	The effective tax rate on pretax income from discontinued operations was 58.6% and 42.8% for the years ended December 28, 2014 and December 29, 2013, respectively. This rate differs from the U.S. federal statutory rate of 35% primarily due to state income taxes (net of federal benefit) and the impact of certain nondeductible transaction costs. See Note 4 for information on the income tax benefit included in discontinued operations for December 31, 2012.

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The results of discontinued operations for the years ended December 28, 2014 and December 29, 2013 also include $23 million and $15 million, respectively, of transaction costs, including legal and professional fees, incurred by the Company to complete the Publishing Spin-off. No such costs were incurred on December 31, 2012.

In conjunction with the Company’s emergence from bankruptcy, the Company consummated an internal restructuring pursuant to the terms of the Plan (as defined and described in Note 3). These restructuring transactions included, among other things, establishing a number of real estate holding companies. On December 21, 2012, the majority of the land and buildings owned by Tribune Publishing were transferred to these newly established real estate holding companies. In 2013, Tribune Publishing entered into lease agreements with the real estate holding companies to lease back certain land and buildings that were transferred. The initial term of these lease agreements was either five or ten years, with two optional renewal terms. Prior to the Publishing Spin-off, the revenues and expenses related to these lease agreements were treated as intercompany transactions and were not separately reflected in the Company’s consolidated financial statements. The real estate holding companies were not included in the Publishing Spin-off. Subsequent to the Publishing Spin-off, the Company has reclassified the historical intercompany rental revenues related to these leases for 2014 and 2013 totaling $24 million and $39 million, respectively, into other revenues as an increase to income from continuing operations in the Company’s Consolidated Statements of Operations due to the continuing lease arrangements between the Company and Tribune Publishing following the Publishing Spin-off. Similarly, the historical intercompany rental costs incurred by Tribune Publishing in 2014 and 2013, respectively, under these leases have been reclassified as a reduction of income (loss) from discontinued operations, net of taxes in the Company’s Consolidated Statements of Operations. There was no impact to the Company consolidated net income for any periods prior to the Publishing Spin-off as a result of these reclassifications. Subsequent to the Publishing Spin-off, all rental revenues earned by the Company under these leases with Tribune Publishing are reflected as other revenues in the Company’s Consolidated Statements of Operations.

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The following is a summary of the assets and liabilities distributed to Tribune Publishing on August 4, 2014 in connection with the Publishing Spin-off (in thousands):

Assets:
Current Assets
Cash and cash equivalents	$59,030
Restricted cash	27,500
Accounts receivable, net	187,153
Inventories	14,623
Deferred income taxes	32,557
Prepaid expenses and other	20,956

Total current assets	341,819

Property, plant and equipment, net	160,087
Other Assets
Goodwill	35,450
Intangible assets, net	73,300
Investments	1,924
Other long-term assets	10,179
Deferred income taxes	12,352

Total other assets	133,205

Total Assets	635,111

Liabilities:
Current Liabilities
Accounts payable	39,422
Employee compensation and benefits	98,156
Debt due within one year	12,680
Deferred revenue	74,505
Accrued expenses and other current liabilities	31,031

Total current liabilities	255,794

Non-Current Liabilities
Postretirement, medical life and other benefits	45,255
Long-term debt	333,820
Other obligations	19,589

Total non-current liabilities	398,664

Net Liabilities Distributed to Tribune Publishing	$(19,347)

As of the date of the Publishing Spin-off, the Company allocated approximately $2 million of accumulated other comprehensive loss to Tribune Publishing, relating primarily to post-retirement medical and life insurance benefits. The Company has no material contingent liabilities relating to the discontinued operations subsequent to the date of the Publishing Spin-off.

NOTE 3: PROCEEDINGS UNDER CHAPTER 11

Chapter 11 Reorganization—On December 8, 2008 (the “Petition Date”), Tribune Company and 110 of its direct and indirect wholly-owned subsidiaries (collectively, the “Debtors”) filed voluntary petitions for relief

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(collectively, the “Chapter 11 Petitions”) under chapter 11 (“Chapter 11”) of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). On October 12, 2009, Tribune CNLBC, LLC (formerly known as Chicago National League Ball Club, LLC) (“Tribune CNLBC”), which held the majority of the assets and liabilities related to the businesses of the Chicago Cubs Major League Baseball franchise (the “Chicago Cubs”), also filed a Chapter 11 Petition and thereafter became a Debtor. As further described below, a plan of reorganization for the Debtors became effective and the Debtors emerged from Chapter 11 on December 31, 2012 (the “Effective Date”). On March 16, 2015 and July 24, 2015, the Bankruptcy Court entered final decrees closing 96 of the Debtors’ Chapter 11 cases. The remaining Debtors’ Chapter 11 proceedings continue to be jointly administered under the caption In re Tribune Media Company, et al., Case No. 08-13141.

The Company’s consolidated financial statements for December 31, 2012 include the accounts of the Debtors and certain direct and indirect wholly-owned subsidiaries which had not filed petitions for relief under Chapter 11 of the Bankruptcy Code as of or subsequent to the Petition Date and were, therefore, not Debtors as of December 31, 2012.

From the Petition Date and until the Effective Date, the Debtors operated their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure and applicable orders of the Bankruptcy Court. In general, as debtors-in-possession, the Debtors were authorized under Chapter 11 of the Bankruptcy Code to continue to operate as ongoing businesses, but could not engage in transactions outside the ordinary course of business without the prior approval of the Bankruptcy Court. Where appropriate, the Company and its business operations as conducted on or prior to December 30, 2012 are also herein referred to collectively as the “Predecessor.” The Company and its business operations as conducted on or subsequent to the Effective Date are also herein referred to collectively as the “Successor,” “Reorganized Debtors” or “Reorganized Tribune Company.”

Plan of Reorganization—In order to emerge from Chapter 11, a Chapter 11 plan that satisfies the requirements of the Bankruptcy Code and provides for emergence from bankruptcy as a going concern must be proposed and confirmed by a bankruptcy court. A plan of reorganization addresses, among other things, prepetition obligations, sets forth the revised capital structure of the newly-reorganized entities and provides for their corporate governance subsequent to emergence from court supervision under Chapter 11.

On April 12, 2012, the Debtors, Oaktree Capital Management, L.P. (“Oaktree”), Angelo, Gordon & Co. L.P. (“AG”), the Creditors’ Committee (defined below) and JPMorgan Chase Bank, N.A. (“JPMorgan” and, together with the Debtors, Oaktree, AG and the Creditors’ Committee, the “Plan Proponents”) filed the Fourth Amended Joint Plan of Reorganization for Tribune Company and its Subsidiaries with the Bankruptcy Court (as subsequently modified by the Plan Proponents, the “Plan”). On July 23, 2012, the Bankruptcy Court issued an order confirming the Plan (the “Confirmation Order”). The Plan constitutes a separate plan of reorganization for each of the Debtors and sets forth the terms and conditions of the Debtors’ reorganization. See the “Terms of the Plan” section below for a description of the terms and conditions of the confirmed Plan.

The Debtors’ plan of reorganization was the product of extensive negotiations and contested proceedings before the Bankruptcy Court, principally relating to the resolution of certain claims and causes of action arising between certain of the Company’s creditors in connection with the series of transactions (collectively, the “Leveraged ESOP Transactions”) consummated by the Predecessor and the Tribune Company employee stock ownership plan (the “ESOP”), EGI-TRB, L.L.C., a Delaware limited liability company wholly-owned by Sam Investment Trust (a trust established for the benefit of Samuel Zell and his family) (the “Zell Entity”) and Samuel Zell in 2007.

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The Debtors’ emergence from bankruptcy as a restructured company was subject to the consent of the Federal Communications Commission (the “FCC”) for the assignment of the Debtors’ FCC broadcast and auxiliary station licenses to the Reorganized Debtors. On April 28, 2010, the Debtors filed applications with the FCC to obtain FCC approval for the assignment of the FCC licenses from the Debtors as “debtors-in possession” to the Reorganized Debtors. On November 16, 2012, the FCC released a Memorandum Opinion and order (the “Exit Order”) granting the Company’s applications to assign its broadcast and auxiliary station licenses from the debtors-in-possession to the Company’s licensee subsidiaries. In the Exit Order, the FCC granted the Reorganized Debtors a permanent newspaper/broadcast cross-ownership waiver in the Chicago market, temporary newspaper/broadcast cross-ownership waivers in the New York, Los Angeles, Miami-Fort Lauderdale and Hartford-New Haven markets and two other waivers permitting common ownership of television stations in Connecticut and Indiana. See the “FCC Regulation” section of Note 13 for further information.

Following receipt of the FCC’s consent to the implementation of the Plan, but prior to the Effective Date, the Company and its subsidiaries consummated an internal restructuring, pursuant to and in accordance with the terms of the Plan. These restructuring transactions included, among other things, (i) converting certain of the Company’s subsidiaries into limited liability companies or merging certain of the Company’s subsidiaries into newly-formed limited liability companies, (ii) consolidating and reallocating certain operations, entities, assets and liabilities within the organizational structure of the Company and (iii) establishing a number of real estate holding companies.

On the Effective Date, all of the conditions precedent to the effectiveness of the Plan were satisfied or waived, the Debtors emerged from Chapter 11, and the settlements, agreements and transactions contemplated by the Plan to be effected on the Effective Date were implemented, including, among other things, the appointment of a new board of directors and the initiation of distributions to creditors. As a result, the ownership of the Company changed from the ESOP to certain of the Company’s creditors on the Effective Date. On January 17, 2013, the board of directors of Reorganized Tribune Company (the “Board”) appointed a chairman of the Board and a new chief executive officer. Such appointments were effective immediately.

In connection with the Debtors’ emergence from Chapter 11, on the Effective Date and in accordance with and subject to the terms of the Plan, (i) the ESOP was deemed terminated in accordance with its terms, (ii) the unpaid principal and interest remaining on the promissory note of the ESOP in favor of the Company was forgiven, (iii) all of the Company’s $0.01 par value common stock held by the ESOP was canceled, including the 8,294,000 of the shares held by the ESOP that were committed for release or allocated to employees at December 30, 2012 (as further described below) and (iv) new shares of Reorganized Tribune Company were issued to shareholders who did not meet the necessary criteria to qualify as a subchapter S corporation shareholder. As a result, Reorganized Tribune Company converted from a subchapter S corporation to a C corporation under the IRC. See Note 14 for further information. On the Effective Date, the $37 million reported as common shares held by ESOP, net of unearned compensation, was eliminated and recorded as a direct adjustment to the Predecessor’s retained earnings (deficit) as part of the Successor’s adoption of fresh-start reporting. Furthermore, on the Effective Date the Predecessor Warrants (as defined and described below) were cancelled and the $225 million subordinated promissory note due December 20, 2018 (including accrued and unpaid interest) was terminated and extinguished. As a result of the cancellation of the Predecessor Warrants, the $255 million fair value attributed to the Predecessor Warrants was eliminated and recorded as a direct adjustment to the Predecessor’s retained earnings (deficit) on the Effective Date as part of the Successor’s adoption of fresh-start reporting. See Note 4 for additional information on the adoption of fresh-start reporting.

Terms of the Plan—The following is a summary of the material settlements and other agreements entered into, distributions made and transactions consummated by the Company on or about the Effective Date pursuant to, and in accordance with, the terms of the Plan. The following summary only highlights certain of the

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

substantive provisions of the Plan and is not intended to be a complete description of, or a substitute for a full and complete reading of, the Plan and the agreements and other documents related thereto, including those described below.

•	Cancellation of certain prepetition obligations: On the Effective Date, the Debtors’ prepetition equity (other than equity interests in subsidiaries of Tribune Company), debt and certain other obligations were cancelled, terminated and/or extinguished, including: (i) the 56,521,739 shares of the Predecessor’s $0.01 par value common stock held by the ESOP, (ii) the warrants to purchase 43,478,261 shares of the Predecessor’s $0.01 par value common stock held by the Zell Entity and certain other minority interest holders, (iii) the aggregate $225 million subordinate promissory notes (including accrued and unpaid interest) held by the Zell Entity and certain other minority interest holders, (iv) all of the Predecessor’s other outstanding notes and debentures and the indentures governing such notes and debentures (other than for purposes of allowing holders of the notes to receive distributions under the Plan and allowing the trustees for the senior noteholders and the holders of the Predecessor’s Exchangeable Subordinated Debentures due 2029 (“PHONES”) to exercise certain limited rights), and (v) the Predecessor’s prepetition credit facilities applicable to the Debtors (other than for purposes of allowing creditors under a $8.028 billion senior secured credit agreement (as amended, the “Credit Agreement”) to receive distributions under the Plan and allowing the administrative agent for such facilities to exercise certain limited rights).

•	Assumption of prepetition executory contracts and unexpired leases: On the Effective Date, any prepetition executory contracts or unexpired leases of the Debtors that were not previously assumed or rejected pursuant to Section 365 of the Bankruptcy Code or rejected pursuant to the Plan were deemed assumed by the applicable Reorganized Debtors, including certain prepetition executory contracts for broadcast rights.

•

Distributions to Creditors: On the Effective Date (or as soon as practicable thereafter), (i) holders of allowed senior loan claims received approximately $2.9 billion in cash, approximately 98.2 million shares of Common Stock and Warrants (as defined and described below), plus interests in the Litigation Trust (as defined and described below), (ii) holders of allowed claims related to a $1.6 billion twelve-month bridge facility entered into on December 20, 2007 (the “Bridge Facility”) received a pro rata share of $65 million in cash (equal to approximately 3.98% of their allowed claim) plus interests in the Litigation Trust (as defined and described below), (iii) holders of allowed senior noteholder claims (including the fee claims of indenture trustees for the senior notes) received a pro rata share of either $431 million of cash or a “strip” of consideration consisting of 6.27% of the proceeds from a term loan facility (see the “Exit Financing Facilities” section of Note 10), common stock or warrants in Reorganized Tribune Company and cash (collectively, a “Strip”) (on average, equal to approximately 33.3% of their allowed claim) plus interests in the Litigation Trust (as defined and described below), (iv) holders of allowed other parent claims received either (a) cash or a Strip in an amount equal to approximately 35.18% of their allowed claim plus a pro rata share of additional cash or a Strip, as applicable, of approximately $2 million or (b) cash or a Strip in an amount equal to approximately 32.73% of their allowed claim plus a pro rata share of additional cash or a Strip, as applicable, of approximately $2 million plus interests in the Litigation Trust (as defined and described below), (v) holders of allowed general unsecured claims against the Debtors other than Tribune Company and convenience claims against Tribune Company received cash in an amount equal to 100% of their allowed claim, and (vi) holders of unclassified claims, priority non-tax claims and certain other secured claims received cash in an amount equal to 100% of their allowed claim. In the aggregate, Reorganized Tribune Company distributed approximately $3.516 billion of cash, approximately 100 million shares of Common Stock and Warrants (as defined and described below) with a fair value determined pursuant to the Plan of approximately $4.536 billion and interests in the Litigation Trust (as

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

defined and described below). The cash distribution included the $727 million of restricted cash and cash equivalents and the proceeds from a term loan which was entered into on the Effective Date and subsequently extinguished in 2013 (see the “Exit Financing Facilities” section of Note 10). In addition, Reorganized Tribune Company transferred $187 million of cash to certain restricted accounts for the limited purpose of funding certain future claim payments and professional fees.

In addition, on the Effective Date, letters of credit issued under the Predecessor’s debtor-in-possession facility were replaced with new letters of credit under a new revolving credit facility and subsequently terminated. All allowed priority tax and non-tax claims and other secured claims not paid on the Effective Date and subsidiary interests were reinstated and allowed administrative expense claims will be paid in full when due.

•	Issuance of new equity securities: Effective as of the Effective Date, Reorganized Tribune Company issued 78,754,269 shares of Class A Common Stock, par value $0.001 per share (“Class A Common Stock”), and 4,455,767 shares of Class B Common Stock, par value $0.001 per share (“Class B Common Stock,” and together with Class A Common Stock, “Common Stock”). Any holder (with the exception of AG, JPMorgan and Oaktree, each of which previously submitted ownership information to the FCC) who possessed greater than 4.99% of the Class A Common stock after allocation of the Warrants and holders making voluntary elections, were instead allocated Class B Common Stock until such holder’s Class A Common Stock represented no more than 4.99% of Reorganized Tribune Company’s Class A Common Stock in order to comply with the FCC ownership rules and requirements. The Class A Common Stock and Class B Common Stock generally provide identical economic rights, but holders of the Class B Common Stock have limited voting rights, including that such holders have no right to vote in the election of directors. Subject to the ownership limitation noted above, each share of Class A Common Stock is convertible into one share of Class B Common Stock and each share of Class B Common Stock is convertible into one share of Class A Common Stock, in each case, at the option of the holder at any time. In addition, on the Effective Date, Reorganized Tribune Company entered into a warrant agreement (the “Warrant Agreement”), pursuant to which Reorganized Tribune Company issued 16,789,972 warrants to purchase Common Stock (the “Warrants”). Reorganized Tribune Company issued the Warrants in lieu of Common Stock to creditors that were otherwise eligible to receive Common Stock in connection with the implementation of the Plan in order to comply with the FCC’s foreign ownership restrictions.

Furthermore, pursuant to Reorganized Tribune Company’s certificate of incorporation and the Warrant Agreement, in the event Reorganized Tribune Company determines that the ownership or proposed ownership of Common Stock or Warrants, as applicable, would be inconsistent with or violate any federal communications laws, materially limit or impair any business activities or proposed business activities of Reorganized Tribune Company under any federal communications laws, or subject Reorganized Tribune Company to any regulation under any federal communications laws to which Reorganized Tribune Company would not be subject, but for such ownership or proposed ownership, Reorganized Tribune Company may, among other things: (i) require a holder of Common Stock or Warrants to promptly furnish information reasonably requested by Reorganized Tribune Company, including information with respect to citizenship, ownership structure, and other ownership interests and affiliations; (ii) refuse to permit a proposed transfer or conversion of Common Stock, or condition transfer or conversion on the prior consent of the FCC; (iii) refuse to permit a proposed exercise of Warrants, or condition exercise on the prior consent of the FCC; (iv) suspend the rights of ownership of the holders of Common Stock or Warrants; (v) require the conversion of any or all shares of Common Stock held by a stockholder into shares of any other class of capital stock of Reorganized Tribune Company with equivalent economic value, including the conversion of shares of Class A Common Stock into shares of Class B Common Stock or the conversion of shares of Class B Common Stock into

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

shares of Class A Common Stock; (vi) require the exchange of any or all shares of Common Stock held by any stockholder of Reorganized Tribune Company for Warrants to acquire the same number and class of shares of capital stock in Reorganized Tribune Company; (vii) to the extent the foregoing are not reasonably feasible, redeem any or all such shares of Common Stock; or (viii) exercise other appropriate remedies, at law or in equity, in any court of competent jurisdiction to prevent or cure any such situation. As permitted under the Plan, the Reorganized Debtors have adopted an equity incentive plan for the purpose of granting awards to directors, officers and employees of Reorganized Tribune Company and its subsidiaries.

•	Registration Rights Agreement: On the Effective Date, Reorganized Tribune Company entered into a registration rights agreement (the “Registration Rights Agreement”) with certain entities related to AG (the “AG Group”), Oaktree Tribune, L.P., an affiliate of Oaktree (the “Oaktree Group”) and Isolieren Holding Corp., an affiliate of JPMorgan (the “JPM Group,” and each of the JPM Group, AG Group and Oaktree Group, a “Stockholder Group”) and certain other holders of Registrable Securities who become a party thereto. See Note 16 for further information.

•	Exit credit facilities: On the Effective Date, Reorganized Tribune Company entered into a $1.100 billion secured term loan facility with a syndicate of lenders led by JPMorgan (the “Term Loan Exit Facility”), the proceeds of which were used to fund certain required distributions to creditors under the Plan. In addition, on the Effective Date, Reorganized Tribune Company, along with certain of its reorganized operating subsidiaries as additional borrowers, entered into a secured asset-based revolving credit facility of up to $300 million, subject to borrowing base availability, with a syndicate of lenders led by Bank of America, N.A., to fund ongoing operations. See the “Exit Financing Facilities” section of Note 10 for further information.

•	Settlement of certain causes of action related to the Leveraged ESOP Transactions: The Plan provided for the settlement of certain causes of action arising in connection with the Leveraged ESOP Transactions, against the lenders under the Credit Agreement, JPMorgan as administrative agent under the Credit Agreement, the agents, arrangers, joint bookrunner and other similar parties under the Credit Agreement, the lenders under the Bridge Facility and the administrative agent under the Bridge Facility. It also included a “Step Two/Disgorgement Settlement” of claims for disgorgement of prepetition payments made by the Predecessor on account of the debt incurred in connection with the closing of the second step of the Leveraged ESOP Transactions on December 20, 2007 against parties who elected to participate in such settlement. These settlements resulted in incremental recovery to creditors other than lenders under the Credit Agreement and the Bridge Facility of approximately $521 million above their “natural” recoveries absent such settlements.

•

The Litigation Trust: On the Effective Date, except for those claims released as part of the settlements described above, all other causes of action related to the Leveraged ESOP Transactions held by the Debtors’ estates and preserved pursuant to the terms of the Plan (the “Litigation Trust Preserved Causes of Action”) were transferred to a litigation trust formed, pursuant to the Plan, to pursue the Litigation Trust Preserved Causes of Action for the benefit of certain creditors that received interests in the litigation trust as part of their distributions under the Plan (the “Litigation Trust”). The Litigation Trust is managed by an independent third party trustee (the “Litigation Trustee”) and advisory board and, pursuant to the terms of the agreements forming the Litigation Trust, Reorganized Tribune Company is not able to exert any control or influence over the administration of the Litigation Trust, the pursuit of the Litigation Trust Preserved Causes of Action or any other activities of the Litigation Trust. In connection with the formation of the Litigation Trust, and pursuant to the terms of the Plan, Reorganized Tribune Company entered into a credit agreement (the “Litigation Trust Loan Agreement”) with the Litigation Trust whereby Reorganized Tribune Company made a non-interest bearing loan of $20 million in cash to the Litigation Trust on the Effective Date. Subject to the

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Litigation Trust’s right to maintain an expense fund of up to $25 million, under the terms of the Litigation Trust Loan Agreement, the Litigation Trust is required to repay to Reorganized Tribune Company the principal balance of the loan with the proceeds received by the Litigation Trust from the pursuit of the Litigation Trust Preserved Causes of Action only after the first $90 million in proceeds, if any, are disbursed to certain holders of interests in the Litigation Trust. Concurrent with the disbursement of the $20 million loan to the Litigation Trust on the Effective Date, the Predecessor recorded a valuation allowance of $20 million against the principal balance of the loan given the uncertainty as to the timing and amount of principal repayments to be received in the future. The charge to establish the valuation allowance is included in reorganization items, net in the Predecessor’s Consolidated Statement of Operations for December 31, 2012 (see Note 4 for further information). In addition, pursuant to certain agreements entered into between Reorganized Tribune Company and the Litigation Trust, on the Effective Date in accordance with the Plan, Reorganized Tribune Company is required to reasonably cooperate with the Litigation Trustee in connection with the Litigation Trustee’s pursuit of the Litigation Trust Preserved Causes of Action by providing reasonable access to records and information relating to the Litigation Trust Preserved Causes of Action, provided, however, that the Litigation Trust is required to reimburse Reorganized Tribune Company for reasonable and documented out-of-pocket expenses, subject to limited exceptions, in performing its obligations under such agreements up to a cap of $625,000. Reorganized Tribune Company has the right to petition the Bankruptcy Court to increase the cap upon a showing that Reorganized Tribune Company’s costs significantly exceed $625,000. On January 4, 2013, Reorganized Tribune Company filed a notice with the Bankruptcy Court stating that, in the opinion of the independent valuation expert retained by Reorganized Tribune Company, the fair market value of the Litigation Trust Preserved Causes of Action as of the Effective Date was $358 million.

•	Other Plan provisions: The Plan and Confirmation Order also contain various discharges, injunctive provisions and releases that became operative on the Effective Date.

Since the Effective Date, Reorganized Tribune Company has substantially consummated the various transactions contemplated under the Plan. In particular, Reorganized Tribune Company has made all distributions of cash, Common Stock and Warrants that were required to be made under the terms of the Plan to creditors holding allowed claims as of December 31, 2012. Claims of general unsecured creditors that become allowed on or after the Effective Date have been or will be paid on the next quarterly distribution date after such allowance.

Pursuant to the terms of the Plan, the Company is also obligated to make certain additional payments to certain creditors, including certain distributions that may become due and owing subsequent to the Effective Date and certain payments to holders of administrative expense priority claims and fees earned by professional advisors during the Chapter 11 proceedings. As described above, on the Effective Date, Reorganized Tribune Company held restricted cash of $187 million which is estimated to be sufficient to satisfy such obligations. At December 31, 2015, restricted cash held by Reorganized Tribune Company to satisfy the remaining claim obligations was $18 million and is estimated to be sufficient to satisfy such obligations. If the aggregate allowed amount of the remaining claims exceeds the restricted cash held for satisfying such claims, the Company would be required to satisfy the allowed claims from its cash on hand from operations.

Confirmation Order Appeals—Notices of appeal of the Confirmation Order were filed on July 23, 2012 by (i) Aurelius Capital Management, LP (“Aurelius”), on behalf of its managed entities that were holders of the Predecessor’s senior notes and PHONES and (ii) Law Debenture Trust Company of New York (“Law Debenture”), successor trustee under the indenture for the Predecessor’s prepetition 6.61% debentures due 2027 and the 7.25% debentures due 2096, and Deutsche Bank Trust Company Americas (“Deutsche Bank”), successor trustee under the indentures for the Predecessor’s prepetition medium-term notes due 2008, 4.875% notes due

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2010, 5.25% notes due 2015, 7.25% debentures due 2013 and 7.5% debentures due 2023. Additional notices of appeal were filed on August 2, 2012 by Wilmington Trust Company (“WTC”), as successor indenture trustee for the PHONES, and on August 3, 2012 by the Zell Entity (the Zell Entity, together with Aurelius, Law Debenture, Deutsche Bank and WTC, the “Appellants”). The confirmation appeals were transmitted to the United States District Court for the District of Delaware (the “Delaware District Court”) and were consolidated, together with two previously-filed appeals by WTC of the Bankruptcy Court’s orders relating to certain provisions in the Plan, under the caption Wilmington Trust Co. v. Tribune Co. (In re Tribune Co.), Case Nos. 12-cv-128, 12-mc-108, 12-cv-1072, 12-cv-1073, 12-cv-1100 and 12-cv-1106. Case No. 12-mc-108 was closed without disposition on January 14, 2014.

The Appellants seek, among other relief, to overturn the Confirmation Order and certain prior orders of the Bankruptcy Court, including the settlement of certain claims and causes of action related to the Leveraged ESOP Transactions that was embodied in the Plan (see above for a description of the terms and conditions of the confirmed Plan). WTC and the Zell Entity also sought to overturn determinations made by the Bankruptcy Court concerning the priority in right of payment of the PHONES and the subordinated promissory notes held by the Zell Entity and its permitted assignees, respectively. There is currently no stay of the Confirmation Order in place pending resolution of the confirmation-related appeals. In January 2013, Reorganized Tribune Company filed a motion to dismiss the appeals as equitably moot, based on the substantial consummation of the Plan. On June 18, 2014, the Delaware District Court entered an order granting in part and denying in part the motion to dismiss. The effect of the order was to dismiss all of the appeals, with the exception of the relief requested by the Zell Entity concerning the priority in right of payment of the subordinated promissory notes held by the Zell Entity and its permitted assignees with respect to any state law fraudulent transfer claim recoveries from a Creditor Trust that was proposed to be formed under a prior version of the Plan, but was not formed under the Plan as confirmed by the Bankruptcy Court. The Delaware District Court vacated the Bankruptcy Court’s ruling to the extent it opined on that issue. On July 16, 2014, Aurelius, Law Debenture and Deutsche Bank timely appealed the Delaware District Court’s order to the U.S. Court of Appeals for the Third Circuit. On August 19, 2015, the Third Circuit affirmed the Delaware District Court’s dismissal of Aurelius’s appeal of the Confirmation Order. The Third Circuit, however, reversed the Delaware District Court’s dismissal of Law Debenture’s and Deutsche Bank’s appeals of the Confirmation Order, and remanded those appeals to the District Court for further proceedings on the merits. On September 11, 2015, the Third Circuit denied Aurelius’s petition for en banc review of the court’s decision and on January 11, 2016, Aurelius filed a petition for writ of certiorari to the U.S. Supreme Court. That petition remains pending. If the Appellants succeed on appeal, including on any appeal of the Third Circuit’s order, the Company’s financial condition may be adversely affected.

Certain Causes of Action Arising From the Leveraged ESOP Transactions—On April 1, 2007, the Predecessor’s board of directors (the “Predecessor Board”), based on the recommendation of a special committee of the Predecessor Board comprised entirely of independent directors, approved the Leveraged ESOP Transactions with the ESOP, the Zell Entity and Samuel Zell. On December 20, 2007, the Predecessor completed the Leveraged ESOP Transactions, which culminated in the cancellation of all issued and outstanding shares of the Predecessor’s common stock as of that date, other than shares held by the Predecessor or the ESOP, and with the Predecessor becoming wholly-owned by the ESOP. The Leveraged ESOP Transactions consisted of a series of transactions that included the following:

•	On April 1, 2007, the Predecessor entered into an Agreement and Plan of Merger (the “Merger Agreement”) with GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, a separate trust which forms a part of the ESOP, Tesop Corporation, a Delaware corporation wholly-owned by the ESOP (“Merger Sub”), and the Zell Entity (solely for the limited purposes specified therein) providing for Merger Sub to be merged with and into Tribune Company, and following such merger, the Predecessor to continue as the surviving corporation wholly-owned by the ESOP (the “Merger”).

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•	On April 1, 2007, the ESOP purchased 8,928,571 shares of the Predecessor’s common stock at a price of $28.00 per share. The ESOP paid for this purchase with a promissory note in the principal amount of $250 million, to be repaid by the ESOP over the 30-year life of the loan through its use of annual contributions from the Predecessor to the ESOP and/or distributions paid on the shares of common stock held by the ESOP. Upon consummation of the Merger (as described below), the 8,928,571 shares of the Predecessor’s common stock held by the ESOP were converted into 56,521,739 shares of common stock and represented the only outstanding shares of capital stock of the Predecessor after the Merger. Approximately 8,294,000 of the shares held by the ESOP were committed for release or allocated to employees at December 30, 2012. On April 25, 2007, the Predecessor commenced a tender offer to repurchase up to 126 million shares of common stock that were then outstanding at a price of $34.00 per share in cash (the “Share Repurchase”). The tender offer expired on May 24, 2007 and 126 million shares of the Predecessor’s common stock were repurchased for an aggregate purchase price of $4.289 billion on June 4, 2007 utilizing proceeds from the Credit Agreement and subsequently retired.

•	On December 20, 2007, the Predecessor completed its merger with Merger Sub, with the Predecessor surviving the Merger. Pursuant to the terms of the Merger Agreement, each share of common stock, par value $0.01 per share, issued and outstanding immediately prior to the Merger, other than shares held by the Predecessor, the ESOP or Merger Sub immediately prior to the Merger (in each case, other than shares held on behalf of third parties) and shares held by shareholders who validly exercised appraisal rights, was cancelled and automatically converted into the right to receive $34.00, without interest and less any applicable withholding taxes, and the Predecessor became wholly-owned by the ESOP. As a result, the Predecessor repurchased approximately 119 million shares for an aggregate purchase price of $4.032 billion.

•	In the Merger, the Zell Entity received cash for the shares of the Predecessor’s common stock it had acquired pursuant to the Zell Entity Purchase Agreement and the Predecessor repaid the exchangeable promissory note held by the Zell Entity including approximately $6 million of accrued interest. In addition, the Predecessor paid to the Zell Entity a total of $5 million in legal fee reimbursements, of which $3 million was previously paid following the Share Repurchase described above. Following the consummation of the Merger, the Zell Entity purchased, for an aggregate of $315 million, a $255 million subordinated promissory note at stated interest rate of 4.64% and a 15-year warrant (the “Predecessor Warrants”). For accounting purposes, the subordinated promissory note and 15-year warrant were recorded at fair value of $255 million based on the relative fair value method. The warrant entitled the Zell Entity to purchase 43,478,261 shares of the Predecessor’s common stock (subject to adjustment), which then represented approximately 40% of the economic equity interest in the Predecessor following the Merger (on a fully-diluted basis, including after giving effect to share equivalents granted under a new management equity incentive plan which is described in Note 17). The warrant had an initial aggregate exercise price of $500 million, increasing by $10 million per year for the first 10 years of the warrant, for a maximum aggregate exercise price of $600 million (subject to adjustment). Thereafter and prior to the Petition Date, the Zell Entity assigned minority interests in the initial subordinated promissory note and the warrant, totaling approximately $65 million of the aggregate principal amount of the subordinated promissory note and warrants to purchase 12,611,610 shares, to certain permitted assignees, including entities controlled by certain members of the Predecessor’s board of directors and certain senior employees of Equity Group Investments, LLC (“EGI”), an affiliate of the Zell Entity. The subordinated promissory notes, which included $10 million of payable-in-kind interest recorded in 2008, were included in liabilities subject to compromise in the Predecessor’s Consolidated Balance Sheet at December 30, 2012. On the Effective Date, in accordance with the terms of the Plan, the warrants were cancelled and the $225 million subordinated promissory notes (including accrued and unpaid interest) were terminated and extinguished.

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The Leveraged ESOP Transactions and certain debt financings were the subject of extensive review by the Debtors, including substantial document review and legal and factual analyses of these transactions as a result of the prepetition debt incurred and payments made by the Company in connection therewith. Additionally, the Creditors’ Committee and certain other constituencies undertook their own reviews and due diligence concerning these transactions, with which the Debtors cooperated.

On November 1, 2010, with authorization from the Bankruptcy Court, the Creditors’ Committee initiated two adversary proceedings: Official Comm. Of Unsecured Creditors v. JPMorgan Chase Bank, N.A. (In re Tribune Co.), Case No. 10-53963, (the “JPMorgan Complaint”) and Official Comm. Of Unsecured Creditors v. FitzSimons (In re Tribune Co.), Case No. 10-54010 (as subsequently modified, the “FitzSimons Complaint”), which assert claims and causes of action related to the Leveraged ESOP Transactions including, among other things, breach of duty, disgorgement, professional malpractice, constructive and intentional fraudulent transfer, and preferential transfer actions against certain of Tribune Company’s senior lenders and various non-lender parties, including current and former directors and officers of Tribune Company and its subsidiaries, certain advisors, certain former shareholders of Tribune Company and Samuel Zell and related entities. The Bankruptcy Court imposed a stay of proceedings with respect to the JPMorgan Complaint and the FitzSimons Complaint. With limited exceptions, the claims and causes of action set forth in the JPMorgan Complaint against JPMorgan and other senior lenders named as defendants therein were settled pursuant to the Plan. For administrative ease in effectuating the settlement embodied in the Plan, on April 2, 2012, the Creditors’ Committee initiated an additional adversary proceeding relating to the Leveraged ESOP Transactions against certain advisors to the Company, captioned Official Comm. Of Unsecured Creditors v. Citigroup Global Markets, Inc. and Merrill Lynch, Pierce, Fenner & Smith Inc. (In re Tribune Co.), Case No. 12-50446, (the “Committee Advisor Complaint”). The Committee Advisor Complaint re-states certain counts of the JPMorgan Complaint and seeks to avoid and recover the advisor fees paid to the defendants in connection with the Leveraged ESOP Transactions as alleged fraudulent and preferential transfers, seeks compensatory damages against the defendants for allegedly aiding and abetting breaches of fiduciary duty by the Company’s directors and officers, and seeks damages for professional malpractice against the defendants. The claims and causes of action set forth in the FitzSimons Complaint and the Committee Advisor Complaint were preserved under the Plan and transferred to the Litigation Trust established pursuant to the Plan. Pursuant to certain agreements between Reorganized Tribune Company and the Litigation Trust, Reorganized Tribune Company is required to reasonably cooperate with the Litigation Trustee in connection with the Litigation Trustee’s pursuit of these and other Litigation Trust Preserved Causes of Action by providing reasonable access to records and information relating thereto.

On or about June 2, 2011, Deutsche Bank, Law Debenture and WTC, as indenture trustees for Tribune Company’s senior noteholders and PHONES, and, separately, certain retirees, filed approximately 50 complaints in over 20 different federal and state courts, seeking to recover amounts paid to all former shareholders of Tribune Company whose stock was purchased or cash settled in conjunction with the Leveraged ESOP Transactions under state law constructive fraudulent transfer causes of action (collectively and as subsequently amended, the “SLCFC Actions”). Those complaints named over 2,000 individuals and entities as defendants, included thousands of “doe” defendants, and also asserted defendant class actions against the balance of the approximately 38,000 individuals or entities who held stock that was purchased or redeemed via the Leveraged ESOP Transactions. The named defendants also included a Debtor subsidiary of Reorganized Tribune Company, certain current employees of Reorganized Tribune Company and certain benefit plans of Reorganized Tribune Company. The SLCFC Actions were independent of the Litigation Trust Preserved Causes of Action and were brought for the sole benefit of the senior noteholders and PHONES and/or certain retirees and not for the benefit of all of the Company’s creditors.

On August 16, 2011, the plaintiffs in the SLCFC Actions filed a motion to have all the SLCFC Actions removed to federal court during the pre-trial stages through multi-district litigation (“MDL”) proceedings before

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a single judge. All but one of these actions were transferred on December 19, 2011 (or by additional orders filed in early January 2012) to the United States District Court for the Southern District of New York (the “NY District Court”) under the consolidated docket numbers 1:11-md-02296 and 1:12-mc-02296 for pre-trial proceedings. The NY District Court entered a case management order on February 23, 2012 allowing all pending motions to amend the complaints in the SLCFC Actions and directing the defendants to form an executive committee representing defendants with aligned common interests. The NY District Court imposed a stay of proceedings with respect to the SLCFC Actions for all other purposes. The one SLCFC Action that was not transferred to the NY District Court is pending before a state court. However, no current or former employees, directors, officers or subsidiaries of Reorganized Tribune Company are named defendants in that action.

In related actions, on December 19, 2011, the Zell Entity and related entities filed two lawsuits in Illinois state court alleging constructive fraudulent transfer against former shareholders of Tribune Company. These suits proposed to protect the Zell Entity’s right to share in any recovery from fraudulent conveyance actions against former shareholders. These actions were independent of the Litigation Trust Preserved Causes of Action. By order dated June 11, 2012, the MDL panel transferred one of the lawsuits to the NY District Court to be heard with the consolidated SLCFC Actions in the MDL proceedings, while the other was subsequently voluntarily dismissed.

On March 15, 2012, the Bankruptcy Court entered an order, effective June 1, 2012, lifting the stay in each of the SLCFC Actions and the FitzSimons Complaint. On March 20, 2012, the MDL panel entered an order transferring the FitzSimons Complaint to the NY District Court to be heard with the consolidated SLCFC Actions in the MDL proceedings. By order dated August 3, 2012, the MDL panel transferred the Committee Advisor Complaint to the NY District Court to be heard with the FitzSimons Complaint and the consolidated SLCFC Actions in the MDL proceedings. By order dated May 21, 2013, the MDL panel transferred 18 Preference Actions (as defined and described below) seeking to recover certain payments made by Tribune Company to certain of its current and former executives in connection with the Leveraged ESOP Transactions from the Bankruptcy Court to the NY District Court for coordinated or consolidated pretrial proceedings with the other MDL proceedings.

The NY District Court presiding over the MDL proceedings held a case management conference on July 10, 2012 for the purpose of establishing the organizational structure of the cases, a schedule for motions to dismiss and discovery and other issues related to the administration of such proceedings, but otherwise stayed all other activity. On September 7, 2012, the NY District Court issued a case management order (“Master Case Order No. 3”) designating liaison counsel for the plaintiffs and various defendant groups and approved the formation of the executive committee for plaintiffs’ counsel and defendants’ counsel. In accordance with Master Case Order No. 3, counsel for the defendants filed motions to dismiss the SLCFC Actions based on certain statutory and jurisdictional defenses (the “Phase One Motions to Dismiss”). The plaintiffs filed their responses to the Phase One Motions to Dismiss on December 21, 2012. The NY District Court heard oral arguments on the Phase One Motions to Dismiss on May 23, 2013 and on May 29, 2013 issued an order denying certain of those motions in their entirety and reserving a decision on certain defenses raised by the defendants. On September 23, 2013, the NY District Court entered an order dismissing the SLCFC Actions (except for the one action, pending in California state court, which had not been transferred to the MDL) and the related action filed by the Zell Entity that was consolidated with the SLCFC Actions. The plaintiffs in the SLCFC Actions filed a notice of appeal of that order on September 30, 2013. The defendants’ liaison counsel filed a joint notice of cross-appeal of that order on behalf of all represented defendants on October 28, 2013. The U.S. Court of Appeals for the Second Circuit heard oral arguments on the appeals on November 5, 2014. The appeals remain pending. No appeal of the order was lodged by the Zell Entity.

On June 4, 2013, the Litigation Trustee sought leave from the NY District Court to amend the FitzSimons Complaint and the Committee Advisor Complaint. The NY District Court granted that request on July 22, 2013,

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and the FitzSimons Complaint was amended on August 2, 2013 and the Committee Advisor Complaint was amended on August 13, 2013. On November 20, 2013, the NY District Court issued a case management order (“Master Case Order No. 4”), which authorized the Litigation Trustee to continue the FitzSimons Complaint in accordance with a court-ordered protocol. Thereafter, pursuant to Master Case Order No. 4, the Litigation Trustee voluntarily dismissed the FitzSimons Complaint against certain former shareholder defendants who received less than $50,000 on account of their Tribune Company common stock in connection with the Leveraged ESOP Transactions. On February 28, 2014, the NY District Court entered an order establishing a second protocol pursuant to Master Case Order No. 4 (the “Joint Dismissal Protocol”) providing for the potential voluntary dismissal of certain defendants from the FitzSimons Complaint if the amounts such defendants received on account of their Tribune Company common stock in connection with the Leveraged ESOP Transactions were below certain thresholds. Pursuant to the Joint Dismissal Protocol, the Litigation Trustee voluntarily dismissed the FitzSimons Complaint against certain additional former shareholder defendants. On April 24, 2014, the NY District Court entered an order establishing a third protocol pursuant to Master Case Order No. 4 (the “Conduit Protocol”) providing for the potential voluntary dismissal of certain defendants from the FitzSimons Complaint if such defendants were “mere conduits” and not transferees of transfers to holders of Tribune Company common stock in connection with the Leveraged ESOP Transactions. Pursuant to the Conduit Protocol, the Litigation Trustee voluntarily dismissed the FitzSimons Complaint against certain defendants and eliminated certain transfer amounts listed in the FitzSimons Complaint for which the corresponding defendants were mere conduits. Also on April 24, 2014, the NY District Court entered an order establishing a schedule and procedures for defendants and the Litigation Trustee to brief additional motions to dismiss the FitzSimons Complaint and the Committee Advisor Complaint (the “Phase Two Motions to Dismiss”). Briefing on the first of the contemplated Phase Two Motions to Dismiss, which sought to dismiss Count I of the FitzSimons Complaint against all former shareholder defendants, was completed on or about July 3, 2014 and that motion remains under advisement with the NY District Court.

Preference Actions—The Debtors and the Creditors’ Committee commenced numerous avoidance actions seeking to avoid and recover certain transfers that had been made to or for the benefit of various creditors within the 90 days prior to the Petition Date (or one year prior to the Petition Date, in the case of transfers to or for the benefit of current or former alleged “insiders,” as defined in the Bankruptcy Code, of the Debtors), which are commonly known as preference actions (the “Preference Actions”), shortly before the statute of limitation for bringing such actions expired on December 8, 2010. The Preference Actions for which the Debtors or Creditors’ Committee filed complaints were stayed by order of the Bankruptcy Court upon their filing.

Certain of the Preference Actions brought or tolled by the Creditors’ Committee were preserved and transferred to the Litigation Trust on or after the Effective Date. Certain of those Preference Actions were dismissed by the Litigation Trustee and, as noted above, 18 of those Preference Actions were transferred to the NY District Court for coordinated or consolidated pretrial proceedings with the other MDL proceedings. The Preference Actions that were transferred to the Litigation Trust, if successful, will inure to the benefit of the Debtors’ creditors that received interests in the Litigation Trust pursuant to the terms of the Plan. Certain other Preference Actions brought or tolled by the Creditors’ Committee were transferred to the Reorganized Debtors on or after the Effective Date. Those Preference Actions, along with the Preference Actions that were originally commenced by the Debtors and retained by the Reorganized Debtors pursuant to the Plan, have all been dismissed by the Reorganized Debtors, and the tolling agreements involving the Preference Actions that were transferred to or retained by the Reorganized Debtors have also been terminated or allowed to expire.

As part of the Chapter 11 claims process, a number of the Company’s former directors and officers who have been named in the FitzSimons Complaint and/or the Preference Actions that were transferred to the Litigation Trust have filed indemnity and other related claims against the Company for claims brought against them in these lawsuits. Under the Plan, such indemnity-type claims against the Company must be set off against

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any recovery by the Litigation Trust against any of the directors and officers, and the Litigation Trust is authorized to object to the allowance of any such indemnity-type claims.

Resolution of Outstanding Prepetition Claims—Under Section 362 of the Bankruptcy Code, the filing of a bankruptcy petition automatically stays most actions against a debtor, including most actions to collect prepetition indebtedness or to exercise control over the property of the debtor’s estate. Substantially all prepetition liabilities are subject to compromise under a plan of reorganization approved by the Bankruptcy Court. Shortly after commencing their Chapter 11 proceedings, the Debtors notified all known current or potential creditors of the Chapter 11 filings.

On March 23, 2009, the Debtors filed initial schedules with the Bankruptcy Court setting forth the assets and liabilities of the Debtors as of the Petition Date and Tribune CNLBC filed its initial schedules of assets and liabilities in October 2009 (as subsequently amended, the “Schedules of Assets and Liabilities”). The Schedules of Assets and Liabilities contain information identifying the Debtors’ executory contracts and unexpired leases, the creditors that may hold claims against the Debtors and the nature of such claims. On March 25, 2009, the Bankruptcy Court set June 12, 2009 as the general bar date, which was the final date by which most entities that wished to assert a prepetition claim against the Debtors were required to file a proof of claim in writing. On June 7, 2010, the Bankruptcy Court set July 26, 2010 as the general bar date for filing certain proofs of claim against Tribune CNLBC.

ASC Topic 852, “Reorganizations” requires that the financial statements for periods subsequent to the filing of the Chapter 11 Petitions distinguish transactions and events that are directly associated with the reorganization from the operations of the business.

As of the Effective Date, approximately 7,400 proofs of claim had been filed against the Debtors. Additional claims were filed after the Effective Date, including to amend or supplement previously filed claims. Additional claims were also included in the Debtors’ respective Schedules of Assets and Liabilities which were filed with the Bankruptcy Court. Amounts and payment terms for these claims, if applicable, were established in the Plan. The filed proofs of claim asserted liabilities in excess of the amounts reflected in liabilities subject to compromise in the Predecessor’s Consolidated Balance Sheet at December 30, 2012 plus certain additional unliquidated and/or contingent amounts. During the Debtors’ Chapter 11 proceedings, the Debtors investigated the differences between the claim amounts recorded by the Debtors and claims filed by creditors. As of February 29, 2016, approximately 3,292 proofs of claim had been withdrawn or expunged as a result of the Debtors’ evaluation of the filed proofs of claim and their efforts to reduce and/or eliminate invalid, duplicative and/or over-stated claims. In addition, approximately 3,750 proofs of claim had been settled or otherwise satisfied pursuant to the terms of the Plan. However, as of February 29, 2016, 413 proofs of claim remain subject to further evaluation by Reorganized Tribune Company and further adjustments, of which 3 proofs of claim relate to Tribune Publishing Debtor cases and were assumed by Tribune Publishing in connection with the Publishing Spin-off. Adjustments may result from, among other things, negotiations with creditors, further orders of the Bankruptcy Court and, in certain instances, litigation. The ultimate amounts to be paid in settlement of each of these claims will continue to be subject to uncertainty for a period of time after the Effective Date. Although the allowed amount of these unresolved claims has not been determined, the Predecessor’s liabilities subject to compromise associated with these unresolved claims, if any, have been discharged upon emergence from Chapter 11 in exchange for the treatment outlined in the Plan.

Pursuant to the terms of the Plan and subject to certain specified exceptions, on the Effective Date, all executory contracts or unexpired leases of the Debtors that were not previously assumed or rejected pursuant to Section 365 of the Bankruptcy Code or rejected pursuant to the Plan were deemed assumed in accordance with, and subject to, the provisions and requirements of Sections 365 and 1123 of the Bankruptcy Code.

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Reorganization Items, Net—ASC Topic 852 requires that the financial statements for periods subsequent to the filing of the Chapter 11 Petitions distinguish transactions and events that are directly associated with the reorganization from the operations of the business. Accordingly, revenues, expenses (including professional fees), realized gains and losses, and provisions for losses directly associated with the reorganization and restructuring of the business are reported in reorganization items, net in the Successor’s and Predecessor’s Consolidated Statements of Operations included herein. Reorganization costs generally include provisions and adjustments to reflect the carrying value of certain prepetition liabilities at their estimated allowable claim amounts. Reorganization costs also include professional advisory fees and other costs directly associated with the Debtors’ Chapter 11 cases.

Reorganization items, net included in the Successor’s Consolidated Statements of Operations for each of the three years in the period ended December 31, 2015 and in the Predecessor’s Consolidated Statements of Operations for December 31, 2012 consisted of the following (in thousands):

	Successor			Predecessor
	2015	2014	2013	December 31, 2012
Reorganization costs, net:
Professional advisory fees	$270	$4,272	$13,515	$—
Contract rejections and claim settlements	222	575	(446)	—
Other	1,045	2,421	3,862	—

Total reorganization costs, net	1,537	7,268	16,931	—
Reorganization adjustments, net	—	—	—	(4,734,050)
Fresh-start reporting adjustments, net	—	—	—	(3,550,264)

Total reorganization items, net	$1,537	$7,268	$16,931	$(8,284,314)

As provided by the Bankruptcy Code, the Office of the United States Trustee for Region 3 (the “U.S. Trustee”) appointed an official committee of unsecured creditors (the “the Creditors’ Committee”) on December 18, 2008. Prior to the Effective Date, the Creditors’ Committee was entitled to be heard on most matters that came before the Bankruptcy Court with respect to the Debtors’ Chapter 11 cases. Among other things, the Creditors’ Committee consulted with the Debtors regarding the administration of the Debtors’ Chapter 11 cases, investigated matters relevant to the Chapter 11 cases, including the formulation of the Plan, advised unsecured creditors regarding the Chapter 11 cases, and generally performed any other services as were in the interests of the Debtors’ unsecured creditors. The Debtors were required to bear certain of the Creditors’ Committee’s costs and expenses, including those of their counsel and other professional advisors. Such costs are included in the Successor’s and Predecessor’s professional advisory fees. The appointment of the Creditors’ Committee terminated on the Effective Date, except with respect to the preparation and prosecution of the Creditors’ Committee’s requests for the payment of professional advisory fees and reimbursement of expenses, the evaluation of fee and expense requests of other parties, and the transfer of certain documents, information and privileges from the Creditors’ Committee to the Litigation Trust. Professional and advisory fees included in the above summary for 2013 also pertained to the post-emergence activities related to the implementation of the Plan and other transition costs attributable to the reorganization and the resolution of unresolved claims.

Other reorganization costs for 2015, 2014, 2013 and for December 31, 2012 pertained to administrative expenses directly related to the reorganization, including fees paid to the U.S. Trustee and the bankruptcy voting and claims administration agent.

The Company expects to continue to incur certain expenses pertaining to the Chapter 11 proceedings throughout 2016 and potentially in future periods. These expenses will include primarily professional advisory fees and other costs related to the resolution of unresolved claims.

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Other reorganization items include adjustments recorded to reflect changes in the Predecessor’s capital structure as a consequence of the reorganization under Chapter 11 as well as adjustments recorded to reflect changes in the fair value of assets and liabilities as a result of the adoption of fresh-start reporting in accordance with ASC Topic 852 as of the Effective Date (see Note 4 for further information).

Operating net cash outflows resulting from reorganization costs for 2015, 2014, and 2013 and for December 31, 2012 totaled $3 million, $8 million, $132 million and $74 million, respectively, and were principally for the payment of professional advisory fees and other fees in each year. All other items included in reorganization costs in 2015, 2014, and 2013 and for December 31, 2012 are primarily non-cash adjustments.

The Predecessor’s Consolidated Statement of Operations for December 31, 2012 included other reorganization items totaling $8.284 billion before taxes ($7.214 billion after taxes) arising from reorganization and fresh-start reporting adjustments, exclusive of a $104 million loss reflected in income (loss) from discontinued operations, net of taxes. Reorganization adjustments, which were recorded to reflect the settlement of prepetition liabilities and changes in the Predecessor’s capital structure arising from the implementation of the Plan, resulted in a net reorganization gain of $4.734 billion before taxes ($4.552 billion after taxes), exclusive of a $9 million loss reflected in income (loss) from discontinued operations, net of taxes. Fresh-start reporting adjustments, which were recorded as a result of the adoption of fresh-start reporting as of the Effective Date in accordance with ASC Topic 852, resulted in a net gain of $3.550 billion before taxes ($2.662 billion after taxes), exclusive of a $95 million loss reflected in income (loss) from discontinued operations, net of taxes. The net gain resulted primarily from adjusting the Predecessor’s net carrying values for certain assets and liabilities to their fair values in accordance with ASC Topic 805, “Business Combinations,” recording related adjustments to deferred income taxes and eliminating the Predecessor’s accumulated other comprehensive income (loss) as of the Effective Date. See Note 4 for additional information regarding these other reorganization items.

NOTE 4: FRESH-START REPORTING

Financial Statement Presentation—Reorganized Tribune Company adopted fresh-start reporting on the Effective Date in accordance with ASC Topic 852. All conditions required for the adoption of fresh-start reporting were satisfied by Reorganized Tribune Company on the Effective Date as (i) the ESOP, the holder of all of the Predecessor’s voting shares immediately before confirmation of the Plan, did not receive any voting shares of Reorganized Tribune Company or any other distributions under the Plan, and (ii) the reorganization value of the Predecessor’s assets was less than the postpetition liabilities and allowed prepetition claims.

The adoption of fresh-start reporting by Reorganized Tribune Company resulted in a new reporting entity for financial reporting purposes reflecting the Successor’s capital structure and with no beginning retained earnings (deficit) as of the Effective Date. Any presentation of the Company’s consolidated financial statements as of and for periods subsequent to the Effective Date represents the financial position, results of operations and cash flows of a new reporting entity and will not be comparable to any presentation of the Predecessor’s consolidated financial statements as of and for periods prior to the Effective Date, and the adoption of fresh-start reporting. The accompanying consolidated financial statements as of and for the year ended December 30, 2012 have not been adjusted to reflect any changes in the Predecessor’s capital structure as a result of the Plan nor have they been adjusted to reflect any changes in the fair value of assets and liabilities as a result of the adoption of fresh-start reporting.

In accordance with ASC Topic 852, the Predecessor’s Consolidated Statement of Operations for December 31, 2012 includes only (i) reorganization adjustments which resulted in a net gain of $4.734 billion before taxes ($4.552 billion after taxes), exclusive of a $9 million loss reflected in income (loss) from discontinued operations, net of taxes and (ii) fresh-start reporting adjustments which resulted in a net gain of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

$3.550 billion before taxes ($2.662 billion after taxes), exclusive of a $95 million loss reflected in income (loss) from discontinued operations, net of taxes. These adjustments are further summarized and described below. The Predecessor’s Consolidated Statements of Operations and Cash Flows for December 31, 2012 exclude the results of operations and cash flows arising from the Predecessor’s business operations on December 31, 2012. Because the Predecessor’s December 31, 2012 results of operations and cash flows were not material, the Company elected to report them as part of Reorganized Tribune Company’s results of operations and cash flows for the first quarter of 2013.

Enterprise Value/Reorganization Value—ASC Topic 852 requires, among other things, a determination of the entity’s reorganization value and an allocation of such reorganization value, as of the Effective Date, to the fair value of its tangible assets, finite-lived intangible assets and indefinite-lived intangible assets in accordance with the provisions of ASC Topic 805. The reorganization value represents the amount of resources available, or that become available, for the satisfaction of postpetition liabilities and allowed prepetition claims, as negotiated between the entity’s debtors and their creditors. This value is viewed as the fair value of the entity before considering liabilities and is intended to approximate the amount a willing buyer would pay for the assets of the entity immediately after emergence from bankruptcy. In connection with the Debtors’ Chapter 11 cases, the Debtors’ financial advisor undertook a valuation analysis to determine the value available for distribution to holders of allowed prepetition claims. The distributable value of Reorganized Tribune was determined utilizing a combination of enterprise valuation methodologies, including a comparable company analysis, a discounted cash flow (“DCF”) analysis and a precedent transaction analysis, plus the estimated cash on hand as of the measurement date and the estimated fair value of the Company’s investments. The enterprise valuation methodologies are further described in the “Methodology, Analysis and Assumptions” section below. Based on then current and anticipated economic conditions and the direct impact of these conditions on Reorganized Tribune Company’s business, this analysis estimated a range of distributable value from the Debtors’ estates from $6.917 billion to $7.826 billion with an approximate mid-point of $7.372 billion. The confirmed Plan contemplates a distributable value of Reorganized Tribune Company of $7.372 billion. The distributable value implies an initial equity value for Reorganized Tribune Company of $4.536 billion after reducing the distributable value for cash distributed (or to be distributed) pursuant to the Plan and $1.100 billion of new debt. This initial equity value was the basis for determining the reorganization value in accordance with ASC Topic 805. The calculation of reorganization value is further described in the “Fresh-Start Condensed Consolidated Balance Sheet” section below.

Methodology, Analysis and Assumptions—The comparable company valuation analysis methodology estimates the enterprise value of a company based on a relative comparison with publicly traded companies with similar operating and financial characteristics to the subject company. Under this methodology, the Company’s financial advisor determined a range of multiples of revenues and earnings before interest, taxes, depreciation and amortization (“EBITDA”) to calculate the enterprise values of the Company’s publishing and broadcasting segments. The DCF analysis is a forward-looking enterprise valuation methodology that estimates the value of an asset or business by calculating the expected future cash flows to be generated by that asset or business. Under this methodology, projected future cash flows are discounted by the enterprise’s weighted average cost of capital (“WACC”). The WACC reflects the estimated blended rate of return that would be required by debt and equity investors to invest in the enterprise based on its capital structure. Utilizing the DCF analysis, the enterprise values of the Company’s publishing and broadcasting segments were determined by calculating the present value of the projected unlevered after-tax free cash flows through 2015 plus an estimate for the value of each segment for the period beyond 2015 known as the terminal value. The terminal value was derived by either applying a multiple to the projected EBITDA for the final year of the projection period (2015) or capitalizing the projected unlevered after-tax free cash flow in the same projection period using the WACC and an assumed perpetual growth rate, discounted back to the valuation date using the WACC, as appropriate. The precedent transactions valuation methodology is based on the enterprise values of companies involved in public merger and acquisition

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

transactions that have operating and financial characteristics similar to the subject company. Under this methodology, the enterprise value is determined by an analysis of the consideration paid and the debt assumed in the identified merger and acquisition transactions and is usually expressed as a multiple of revenues or EBITDA. Utilizing this analysis, the Company’s financial advisor determined a range of multiples of EBITDA for the trailing 12 months from the measurement date to calculate the enterprise value for the Company’s broadcasting segment. The precedent transactions valuation methodology was not used for the Company’s publishing segment due to the lack of relevant transactions.

The Company’s financial advisor applied a weighted average of the above enterprise valuation methodologies to calculate the estimated ranges of enterprise values for the Company’s publishing and broadcasting segments. The relative weighting of each valuation methodology was based on the amount of publicly available information to determine the inputs used in the calculations. In addition, the Company’s financial advisor utilized a combination of these enterprise valuation methodologies, primarily the comparable company valuation analysis methodology, to calculate the estimated ranges of fair values of the Company’s investments. The ranges of enterprise values for the Company’s publishing and broadcasting segments and estimated fair values of the Company’s investments were added to the estimated cash on hand as of the measurement date to determine the estimated range of distributable value noted above.

Fresh-Start Condensed Consolidated Balance Sheet—The table below summarizes the Predecessor’s December 30, 2012 Condensed Consolidated Balance Sheet, the reorganization and fresh-start reporting adjustments that were made to that balance sheet as of December 31, 2012, and the resulting Successor’s Condensed Consolidated Balance Sheet as of December 31, 2012.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Condensed Consolidated Balance Sheets at December 30, 2012 and December 31, 2012

(In thousands of dollars)

	Predecessor At December 30, 2012	Reorganization Adjustments		Fresh-Start Adjustments		Successor At December 31, 2012
Assets
Current Assets
Cash and cash equivalents	$2,284,426	$(1,853,852	)(1)	$—		$430,574
Accounts receivable, net	491,164	—		—		491,164
Inventories	22,249	—		(3,901	)(6)	18,348
Broadcast rights	151,576	—		(22,705	)(6)	128,871
Income taxes receivable	65,475	—		—		65,475
Restricted cash and cash equivalents	—	186,823	(1)	—		186,823
Prepaid expenses and other	82,453	83,021	(1)(3)	(4,003	)(6)	161,471

Total current assets	3,097,343	(1,584,008)		(30,609)		1,482,726

Properties
Property, plant and equipment	2,925,355	—		(2,048,186	)(6)	877,169
Accumulated depreciation	(1,930,728)	—		1,930,728	(6)	—

Net properties	994,627	—		(117,458)		877,169

Other Assets
Broadcast rights	80,945	—		(16,700	)(6)	64,245
Goodwill	409,432	—		1,992,594	(6)(7)	2,402,026
Other intangible assets, net	360,479	—		1,187,455	(6)	1,547,934
Restricted cash and cash equivalents	727,468	(727,468	)(1)	—		—
Assets held for sale	8,853	—		1,247	(6)	10,100
Investments	605,420	—		1,618,893	(6)	2,224,313
Other	66,469	11,242	(5)	(12,944	)(6)	64,767

Total other assets	2,259,066	(716,226)		4,770,545		6,313,385

Total assets	$6,351,036	$(2,300,234)		$4,622,478		$8,673,280

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Condensed Consolidated Balance Sheets at December 30, 2012 and December 31, 2012 (Continued)

(In thousands of dollars)

	Predecessor At December 30, 2012	Reorganization Adjustments		Fresh-Start Adjustments		Successor At December 31, 2012
Liabilities and Shareholder’s Equity (Deficit)
Current Liabilities
Current portion of term loan	$—	$6,843	(5)	$—		$6,843
Accrued reorganization costs	102,191	24,791	(1)(4)	—		126,982
Employee compensation and benefits	171,012	6,103	(1)(4)	—		177,115
Contracts payable for broadcast rights	109,894	61,595	(4)	(19,272	)(6)	152,217
Income taxes payable	1,605	58,485	(1)(4)	—		60,090
Deferred revenue	76,909	—		(170	)(6)	76,739
Accounts payable, accrued expenses and other current liabilities	141,845	95,392	(1)(4)(5)	(8,842	)(6)	228,395

Total current liabilities	603,456	253,209		(28,284)		828,381

Non-Current Liabilities
Term loan	—	1,082,157	(5)	—		1,082,157
Deferred income taxes	50,635	293,718	(1)(3)	969,399	(6)	1,313,752
Contracts payable for broadcast rights	67,839	21,791	(4)	(7,701	)(6)	81,929
Contract intangibles	—	—		227,017	(6)	227,017
Pension obligations and postretirement and other benefits, net	540,618	9,763	(1)(4)	—		550,381
Other obligations	57,632	9,033	(1)(4)	(13,002	)(6)	53,663

Total non-current liabilities	716,724	1,416,462		1,175,713		3,308,899

Liabilities Subject to Compromise	13,049,204	(13,049,204	)(1)(4)	—		—
Common Shares Held by ESOP, net of Unearned Compensation	36,680	(36,680	)(2)	—		—
Shareholder’s Equity (Deficit)
Common stock and additional paid-in capital	—	—		—		—
Stock purchase warrants	255,000	(255,000	)(2)	—		—
Retained earnings (deficit)	(7,401,904)	4,834,979	(1)(2)	2,566,925	(6)	—
Accumulated other comprehensive income (loss)	(908,124)	—		908,124	(6)	—
Common stock—Reorganized Tribune Company	—	83	(1)	—		83
Additional paid-in capital—Reorganized Tribune Company	—	4,535,917	(1)	—		4,535,917

Total shareholder’s equity (deficit)	(8,055,028)	9,115,979		3,475,049		4,536,000

Total liabilities and shareholder’s equity (deficit)	$6,351,036	$(2,300,234)		$4,622,478		$8,673,280

(1)

Reflects adjustments arising from implementation of the Plan, including the settlement of prepetition liabilities, the transfer of cash to certain restricted accounts for the limited purpose of funding certain claim payments and professional fees, the cancellation of the Company’s existing common stock and stock purchase warrants and distributions of cash and issuance of Common Stock and Warrants to its creditors.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Predecessor’s Consolidated Statement of Operations for December 31, 2012 includes a net pretax gain of $4.739 billion ($4.543 billion after taxes), including a $5 million gain ($9 million loss after taxes) recorded in income (loss) from discontinued operations, net of taxes, to reflect these changes in the Predecessor’s capital structure arising from the implementation of the Plan and is comprised of the following adjustments (in thousands):

Liabilities subject to compromise on the Effective Date	$13,049,204
Less: Liabilities assumed and reinstated on the Effective Date	(169,513)
Less: Liabilities for prepetition claims to be settled subsequent to the Effective Date and other adjustments	(50,488)

Liabilities subject to compromise and settled on the Effective Date	12,829,203
Less: Cash distributions on settled claims	(3,515,996)
Less: Issuance of Common Stock and Warrants	(4,536,000)

Gain on settlement of liabilities subject to compromise	4,777,207
Less: Valuation allowance on non-interest bearing loan to the Litigation Trust	(20,000)
Less: Professional advisory fees incurred due to emergence from Chapter 11	(14,136)
Less: Other reorganization adjustments, net	(4,372)

Total reorganization adjustments before taxes	4,738,699
Less: Income taxes on reorganization adjustments	(195,400)

Net reorganization gain after taxes(1)	$4,543,299

(1)	Net reorganization gain after taxes includes a $9 million loss reflected in income (loss) from discontinued operations, net of taxes.

On the Effective Date, Reorganized Tribune Company assumed and reinstated $170 million of liabilities that were previously classified as liabilities subject to compromise at December 30, 2012 in accordance with the terms of the Plan. Such liabilities included an aggregate of $89 million related to contracts for broadcast rights, income taxes payable of $65 million, and other liabilities of $16 million. Reorganized Tribune Company also reinstated $50 million of prepetition liabilities allowed by the Bankruptcy Court at the expected settlement amount outlined in the Plan that have been or will be settled subsequent to the Effective Date utilizing $187 million in distributable cash that was transferred to certain restricted accounts on the Effective Date (see below).

In the aggregate, Reorganized Tribune Company settled $12.829 billion of liabilities subject to compromise for approximately $3.516 billion of cash, approximately 100 million shares of Common Stock and Warrants with a fair value determined pursuant to the Plan of $4.536 billion and interests in the Litigation Trust. This resulted in a pretax gain on settlement of liabilities subject to compromise of $4.777 billion. The cash distributed included $727 million that was classified as restricted cash and cash equivalents in the Predecessor’s Consolidated Balance Sheet at December 30, 2012 and the proceeds from a term loan (see Note 10). In addition, Reorganized Tribune Company transferred $187 million of cash to restricted accounts for the limited purpose of funding certain future claim payments and professional fees. At December 31, 2015, restricted cash held by Reorganized Tribune Company to satisfy the remaining claim obligations was $18 million.

On the Effective Date, Reorganized Tribune Company made a non-interest bearing loan of $20 million in cash to the Litigation Trust pursuant to the Litigation Trust Loan Agreement. The Litigation Trust is required to repay to Reorganized Tribune Company the principal balance of the loan with the proceeds received by the Litigation Trust from the pursuit of the Litigation Trust Preserved Causes of Action only after the first $90 million in proceeds, if any, are disbursed to certain holders of interests in the Litigation

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Trust. Given the uncertainty involved in the Litigation Trust’s pursuit of the preserved causes of action transferred to it and the timing and amount of principal payments to be received on the non-interest bearing loan, Reorganized Tribune Company recorded a valuation allowance of $20 million against the principal balance of the loan and included the $20 million charge to establish the valuation allowance as a pretax charge in reorganization items, net in the Predecessor’s Consolidated Statement of Operations for December 31, 2012.

Reorganization adjustments for December 31, 2012 included a pretax charge of $14 million primarily for professional advisory fees paid to certain of the Predecessor’s professional advisors on the Effective Date. Such fees were contingent upon Reorganized Tribune Company’s successful emergence from Chapter 11.

Income taxes attributable to the reorganization totaled $195 million, of which $14 million is included in income (loss) from discontinued operations, net of taxes, and principally related to Reorganized Tribune Company’s conversion from a subchapter S corporation to a C corporation under the IRC as well as the income tax treatment of the implementation of the Plan on the Effective Date, including the cancellation of certain prepetition liabilities (see Note 14 for additional information).

(2)	As described in Note 3, in connection with the Debtors’ emergence from Chapter 11, on the Effective Date and in accordance with and subject to the terms of the Plan, (i) the ESOP was deemed terminated in accordance with its terms, (ii) the unpaid principal and interest remaining on the promissory note of the ESOP in favor of the Predecessor was forgiven and (iii) all of the Predecessor’s $0.01 par value common stock held by the ESOP was cancelled, including the 56,521,739 shares held by the ESOP and the 8,294,000 of shares held by the ESOP that were committed for release or allocated to employees at December 30, 2012. In addition, the warrants to purchase 43,478,261 shares of the Predecessor’s $0.01 par value common stock held by the Zell Entity and certain other minority interest holders were cancelled. As a result, the $37 million of common shares held by the ESOP, net of unearned compensation and the $255 million of stock purchase warrants reflected in the Predecessor’s Consolidated Balance Sheet as of December 30, 2012 were eliminated as direct adjustments to retained earnings (deficit) and were not included in the Predecessor’s Consolidated Statement of Operations for December 31, 2012. These direct adjustments to retained earnings (deficit) and the net reorganization gain after taxes of $4.552 billion described in (1) above resulted in a total adjustment to retained earnings (deficit) of $4.835 billion.

(3)	Reflects the conversion of Reorganized Tribune Company from a subchapter S corporation to a C corporation under the IRC.

(4)	Reflects the reclassification of certain liabilities from liabilities subject to compromise upon the assumption of certain executory contracts and unexpired leases, including contracts for broadcast rights.

(5)	On the Effective Date, Reorganized Tribune Company entered into a $1.100 billion secured term loan facility, the proceeds of which were used to fund certain required distributions to creditors under the Plan. The secured term loan facility was issued at a discount of 1% of the principal balance totaling $11 million. See the “Exit Financing Facilities” section of Note 10 for further information related to the secured term loan facility.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table summarizes the amounts included in the Successor’s Consolidated Balance Sheet as of December 31, 2012 related to the secured term loan facility (in thousands):

Current portion of term loan:
Portion due within one year	$8,250
Less: Current portion of debt discount	(1,407)

Current portion of term loan	$6,843

Non-current portion of term loan:
Issuance of term loan	$1,100,000
Less: Debt discount of 1%	(11,000)
Less: Current portion of term loan	(6,843)

Non-current portion of term loan	$1,082,157

Prior to the Effective Date, the Predecessor incurred transaction costs totaling $4 million in connection with the Exit Financing Facilities (as defined and described in Note 10). These costs were classified in other assets in the Predecessor’s Consolidated Balance Sheet at December 30, 2012. On the Effective Date, Reorganized Tribune Company incurred additional transaction costs totaling $12 million upon the closing of the Exit Financing Facilities. The Company’s combined transaction costs as of the Effective Date, aggregating $16 million, were scheduled to be amortized to interest expense by Reorganized Tribune Company over the expected terms of the Exit Financing Facilities. On December 27, 2013, the Exit Financing Facilities were extinguished in connection with the Local TV Acquisition (see Notes 5 and 10). As a result, unamortized transaction costs totaling $7 million relating to lenders whose portion of the borrowings under the Exit Financing Facilities was deemed extinguished were written off and included in loss on extinguishment of debt in Reorganized Tribune Company’s Consolidated Statement of Operations for the year ended December 29, 2013.

(6)	The Predecessor’s Consolidated Statement of Operations for December 31, 2012 includes certain adjustments recorded as a result of the adoption of fresh-start reporting in accordance with ASC Topic 852 as of the Effective Date. These fresh-start reporting adjustments resulted in a net pretax gain of $3.372 billion ($2.567 billion after taxes), including a loss of $178 million ($95 million after taxes) reflected in income (loss) from discontinued operations, net of taxes, and primarily resulted from adjusting the Predecessor’s recorded values for certain assets and liabilities to fair values in accordance with ASC Topic 805, recording related adjustments to deferred income taxes, and eliminating the Company’s accumulated other comprehensive income (loss) as of the Effective Date.

The fresh-start reporting adjustments included in the Predecessor’s statement of operations for December 31, 2012 consisted of the following items (in thousands):

Fair value adjustments to net properties	$(116,211)
Fair value adjustments to intangibles	1,186,701
Fair value adjustments to investments	1,615,075
Fair value adjustments to broadcast rights and other contracts	(234,098)
Write-off of Predecessor’s existing goodwill and establish Successor’s goodwill	1,992,594
Other fair value adjustments, net	(1,131)
Elimination of accumulated other comprehensive income (loss)	(1,070,764)

Gain from fresh-start reporting adjustments before taxes	3,372,166
Less: Income taxes attributable to fair value adjustments	(805,241)

Net gain from fresh-start reporting adjustments after taxes(1)	$2,566,925

(1)	Net gain from fresh-start reporting adjustments after taxes includes a $95 million loss reflected in income (loss) from discontinued operations, net of taxes.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Property, Plant and Equipment—Property, plant and equipment was adjusted to a fair value aggregating $877 million as of the Effective Date. The fair values of property, plant and equipment were based primarily on valuations obtained from third party valuation specialists principally utilizing the cost and market valuation approaches.

Fresh-start reporting adjustments included the elimination of the Predecessor’s aggregate accumulated depreciation balance as of December 30, 2012.

Identifiable Intangible Assets—The following intangible assets were identified by Reorganized Tribune Company and recorded at fair value based on valuations obtained from third party valuation specialists: newspaper mastheads, FCC licenses, trade name, multi-system cable operator relationships, advertiser relationships, network affiliation agreements, retransmission consent agreements, database systems, customer relationships, advertiser backlogs, operating lease agreements, affiliate agreements, broadcast rights contracts, and other contracts and agreements, including real property leases. The cost, income and market valuation approaches were utilized, as appropriate, to estimate the fair values of these intangible assets. The determination of the fair values of these identifiable intangible assets resulted in a $1.187 billion net increase in intangible assets and a $227 million unfavorable contract intangible liability in the Successor’s Consolidated Balance Sheet at December 31, 2012. The contract intangible liability of $227 million includes $226 million related to net unfavorable broadcast rights contracts and approximately $1 million related to net unfavorable operating lease contracts.

Investments—Reorganized Tribune Company’s investments were adjusted to a fair value aggregating $2.224 billion as of the Effective Date. The fair value of Reorganized Tribune Company’s investments was estimated based on valuations obtained from third parties primarily using the market approach. Of the total fresh-start reporting adjustments relating to investments, $1.108 billion is attributable to Reorganized Tribune Company’s share of theoretical increases in the fair value of amortizable intangible assets had the fair value of the investments been allocated to identifiable intangible assets of the investees in accordance with ASC Topic 805. The differences between the fair value and carrying value of these intangible assets of the investees will be amortized into income on equity investments, net in Reorganized Tribune Company’s statement of operations in future periods.

Accumulated Other Comprehensive Income (Loss)—As indicated above, amounts included in the Predecessor’s accumulated other comprehensive income (loss) at December 30, 2012 were eliminated. As a result, the Company recorded $1.104 billion of previously unrecognized cumulative pretax losses in reorganization items, net and a related income tax benefit of $169 million in the Predecessor’s Consolidated Statement of Operations for December 31, 2012, exclusive of $27 million reflected in income (loss) from discontinued operations, net of taxes.

(7)	As a result of adopting fresh-start reporting, Reorganized Tribune Company established goodwill of $2.402 billion, which represents the excess of reorganization value over amounts assigned to all other assets and liabilities. The following table presents a reconciliation of the enterprise value attributed to Reorganized Tribune Company’s net assets, a determination of the total reorganization value to be allocated to Reorganized Tribune Company’s net assets and the determination of goodwill (in thousands):

Determination of goodwill:
Enterprise value of Reorganized Tribune Company	$5,194,426
Plus: Cash and cash equivalents	430,574
Plus: Fair value of liabilities (excluding debt)	3,048,280

Total reorganization value to be allocated to assets	8,673,280
Less: Fair value assigned to tangible and identifiable intangible assets	(6,271,254)

Reorganization value allocated to goodwill	$2,402,026

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Predecessor liabilities at December 30, 2012 of $1.901 billion were also adjusted to fair value in the application of fresh-start reporting resulting in a net increase in liabilities of $1.147 billion (excluding the impact of the new term loan). Increases included the $969 million of deferred income taxes attributable to fair value adjustments and the $227 million contract intangible liability discussed above. These increases were partially offset by reductions in certain other liabilities, including reductions related to real estate lease obligations.

NOTE 5: ACQUISITIONS

2015 Acquisitions

In May 2015, the Company completed the acquisitions of all issued and outstanding equity interests in Infostrada Statistics B.V. (“Infostrada Sports”), SportsDirect Inc. (“SportsDirect”) and Covers Media Group (“Covers”). In conjunction with these acquisitions, the Company launched Gracenote Sports, which is a part of the Digital and Data segment’s product offerings. Infostrada Sports and SportsDirect provide the Company with in-depth sports data, including schedules, scores, play-by-play statistics, as well as team and player information for the major professional leagues around the world, including the National Football League, Major League Baseball, National Basketball Association, National Hockey League, European Football League, and the Olympics. Covers is the operator of Covers.com, a North American online sports gaming destination for scores, odds and matchups, unique editorial analysis, and industry news coverage. In May 2015, the Company also completed an acquisition of all issued and outstanding equity interests in Enswers Inc. (“Enswers”), a leading provider of automatic content recognition technology and systems based in South Korea, which expanded the Digital and Data segment’s product offerings. The total acquisition price for Infostrada Sports, SportsDirect, Covers and Enswers was $70 million, net of cash acquired.

The purchase prices for the above acquisitions were allocated to the tangible and intangible assets acquired and liabilities assumed. The excess of the fair values and the related deferred taxes were allocated to goodwill, which will not be deductible for tax purposes due to the acquisitions being stock acquisitions. In connection with these acquisitions, the Company incurred a total of $3 million of transaction costs, which were recorded in selling, general and administrative expenses in the Company’s Consolidated Statements of Operations.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The total purchase price for the Infostrada Sports, SportsDirect, Covers and Enswers acquisitions assigned to the acquired assets and assumed liabilities of these companies is as follows (in thousands):

Consideration:
Cash	$71,768
Less: cash acquired	(1,919)

Net cash	$69,849

Allocated Fair Value of Acquired Assets and Assumed Liabilities:
Restricted cash and cash equivalents	$404
Accounts receivable and other current assets	2,481
Property and equipment	805
Deferred tax assets	3,816
Other long term assets	157
Intangible assets subject to amortization
Customer relationships (useful lives of 6 to 16 years)	17,000
Content databases (useful lives of 10 to 16 years)	13,900
Technologies (useful lives 4 to 10 years)	6,900
Trade name and trademarks (useful life of 15 years)	5,200
Non-competition agreement (useful life 5 years)	1,100
Accounts payable and other current liabilities	(1,507)
Deferred revenue	(339)
Deferred tax liabilities	(10,097)
Other liabilities	(477)

Total identifiable net assets	39,343
Goodwill	30,506

Total net assets acquired	$69,849

The allocation presented above is based upon management’s estimate of the fair values using income, cost, and market approaches. In estimating the fair value of acquired assets and assumed liabilities, the fair value estimates are based on, but not limited to, expected future revenue and cash flows, expected future growth rates and estimated discount rates. The definite-lived intangible assets will be amortized over a total weighted average period of 12 years that include weighted average periods of 11 years for customer relationships, 14 years for content databases, 8 years for technologies, 15 years for trade name and trademarks, and 5 years for non-competition agreements. The acquired property and equipment will be depreciated on a straight-line basis over the respective estimated remaining useful lives. Goodwill is calculated as the excess of the consideration transferred over the fair value of the identifiable net assets acquired and represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including assembled workforce, and noncontractual relationships, as well as expected future cost and revenue synergies.

2014 Acquisitions

HWW Acquisition

On October 1, 2014, the Company completed an acquisition of all issued and outstanding equity interests in HWW Pty Ltd (“HWW”) for $18 million, from ninemsn Pty Limited. HWW is Australia’s leading provider of TV and movie data and expands the Digital and Data segment’s reach into the Australian TV and digital entertainment markets as well as its global dataset to include Australian TV and movie data. HWW syndicates

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

TV and movie data to leading Australian broadcasters, pay-TV operators and on-demand services for program guides on a wide range of devices, including IPTV, cable & satellite set-top boxes, Smart TVs and mobile apps. HWW has data describing millions of TV programs and movies across more than 500 national and local TV channels in Australia and its DataGenius software platform is used to support entertainment data services across Australasia, Africa and the Middle East. The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed. The excess of the fair values and the related deferred taxes was allocated to goodwill, which will not be deductible for tax purposes due to the acquisition being a stock acquisition.

In connection with this acquisition, the Company incurred a total of $1 million of transaction costs, which were recorded in selling, general and administrative expenses in the Company’s Consolidated Statements of Operations.

At the acquisition date, the purchase price assigned to the acquired assets and assumed liabilities is as follows (in thousands):

Consideration:
Cash	$18,425
Less: cash acquired	(176)

Net cash	$18,249

Allocated Fair Value of Acquired Assets and Assumed Liabilities:
Accounts receivable and other current assets	$780
Property and equipment	40
Intangible assets subject to amortization
Technologies (useful life of 7 years)	3,600
Customer relationships (useful life of 12 years)	2,500
Content database (useful life of 5 years)	2,400
Accounts payable and other current liabilities	(147)
Deferred revenue	(267)
Deferred income taxes	(2,550)
Other liabilities	(45)

Total identifiable net assets	6,311
Goodwill	11,938

Total net assets acquired	$18,249

The allocation presented above is based upon management’s estimate of the fair values using income, cost and market approaches. In estimating the fair value of the acquired assets and assumed liabilities, the fair value estimates are based on, but not limited to, expected future revenue and cash flows, expected future growth rates, and estimated discount rates. The definite-lived intangible assets will be amortized over a total weighted average period of 8 years that includes 7 years for technologies, 12 years for customer relationships and a 5 year life for the content database. The acquired property and equipment will be depreciated on a straight-line basis over the respective estimated remaining useful lives. Goodwill is calculated as the excess of the consideration transferred over the fair value of the identifiable net assets acquired and represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including assembled workforce and noncontractual relationships, as well as expected future cost and revenue synergies.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Baseline Acquisition

On August 29, 2014, the Company completed an acquisition of all of the outstanding and issued limited liability company interests of Baseline, LLC (“Baseline”) for $49 million in cash. Baseline is a provider of film and television information and related services with movie and TV databases featuring information for more than 300,000 movie and TV projects, information on nearly 1.5 million TV and film professionals, and foreign and domestic box office data. Baseline’s licensed data powers video search and discovery features, and TV Everywhere apps for leading satellite operators, on-demand movie services, Internet companies and on-line streaming providers. Additionally, Baseline’s subscription-based content delivery platform, The Studio System, is used by major Hollywood studios, production companies and talent agencies as a primary source of business intelligence. Baseline expands the reach of the Company’s Digital and Data segment into the studio and TV network communities with data and services geared towards entertainment industry professionals. The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed. The excess of the fair values was allocated to goodwill.

In connection with this acquisition, the Company incurred a total of $1 million of transaction costs, which were recorded in selling, general, and administrative expenses in the Company’s Consolidated Statement of Operations during the third quarter of 2014.

At the acquisition date, the purchase price assigned to the acquired assets and assumed liabilities is as follows, subject to further adjustments (in thousands):

Consideration:
Cash	$48,988
Less: cash acquired	(200)

Net cash	$48,788

Allocated Fair Value of Acquired Assets and Assumed Liabilities:
Accounts receivable and other current assets	$1,362
Other long term assets	23
Property and equipment	153
Intangible assets subject to amortization
Trade name and trademarks (useful lives of 3 to 5 years)	1,000
Technologies (useful lives of 6 to 7 years)	3,200
Customer relationships (useful lives of 6 to 7 years)	7,600
Content database (useful life of 15 years)	14,000
Accounts payable and other current liabilities	(561)
Deferred revenue	(700)

Total identifiable net assets	26,077
Goodwill	22,711

Total net assets acquired	$48,788

The allocation presented above is based upon management’s estimate of the fair values using income, cost and market approaches. In estimating the fair value of the acquired assets and assumed liabilities, the fair value estimates are based on, but not limited to, expected future revenue and cash flows, expected future growth rates, and estimated discount rates. The definite-lived intangible assets will be amortized over a total weighted average period of 11 years that includes a weighted average 5 year life for trade name and trademarks, a weighted average 7 year life for technologies, a weighted average 6 year life for customer relationships and a 15 year life

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

for the content database. The acquired property and equipment will be depreciated on a straight-line basis over the respective estimated remaining useful lives. Goodwill is calculated as the excess of the consideration transferred over the fair value of the identifiable net assets acquired and represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including assembled workforce and noncontractual relationships, as well as expected future cost and revenue synergies. The entire amount of the purchase price allocated to intangible assets and goodwill will be deductible for income tax purposes pursuant to IRC Section 197 over a 15 year period.

What’s ON Acquisition

On July 4, 2014, the Company completed an acquisition of all of the outstanding and issued equity interests of What’s On India Media Private Limited (“What’s ON”) for a purchase price of $27 million, consisting of $21 million net initial cash consideration and $6 million recorded as the net present value (“NPV”) of additional deferred payments. The acquisition of What’s ON may also include additional payments in 2016 to selling management shareholders totaling up to $4 million which will be accounted for as compensation expense as the payments are earned, in accordance with ASC Topic 805. In the second quarter of 2015, the Company made a payment of $4 million to selling management shareholders pursuant to the above arrangements. The Company expects to make the final additional payment in 2016. What’s ON expands the reach of the Company’s Digital and Data segment in the television search and Electronic Program Guide (“EPG”) markets as What’s ON is a leading television search and EPG data provider for India and the Middle East. As of the date of the acquisition, What’s ON offered EPG data and TV search products for 16 countries, including India, United Arab Emirates, Saudi Arabia, Jordan, Egypt, Qatar, Bahrain, Indonesia, Kenya and Sri Lanka, across 1,600 television channels and helps power more than 58 million set-top boxes through the region’s top cable and Internet protocol television services. The $27 million purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed. The excess of the fair values and the related deferred taxes was allocated to goodwill, which will not be deductible for tax purposes due to the acquisition being a stock acquisition.

In connection with this acquisition, the Company incurred a total of $1 million of transaction costs, which were recorded in selling, general and administrative expenses in the Company’s Consolidated Statement of Operations.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

At the acquisition date, the purchase price assigned to the acquired assets and assumed liabilities is as follows (in thousands):

Consideration:
Cash	$23,403
Less: Cash acquired	(2,203)
Plus: NPV of deferred payments	5,625

Net consideration	$26,825

Allocated Fair Value of Acquired Assets and Assumed Liabilities:
Accounts receivable and other current assets	$1,407
Other long term assets	1,009
Property and equipment	163
Intangible assets subject to amortization
Trade name and trademarks (useful life of 3 years)	200
Technologies (useful lives of 6 to 7 years)	3,100
Customer relationships (useful lives of 6 to 7 years)	2,800
Non-competition agreement (useful life of 5 years)	600
Content databases (useful lives of 13 to 14 years)	7,700
Accounts payable and other current liabilities	(1,437)
Deferred income taxes	(4,393)

Total identifiable net assets	11,149
Goodwill	15,676

Total net assets acquired	$26,825

The allocation presented above is based upon management’s estimate of the fair values using income, cost and market approaches. In estimating the fair value of the acquired assets and assumed liabilities, the fair value estimates are based on, but not limited to, expected future revenue and cash flows, expected future growth rates, and estimated discount rates. The definite-lived intangible assets will be amortized over a total weighted average period of 10 years that includes a 3 year life for trade name and trademarks, a weighted average of 7 years for technologies, a weighted average of 7 years for customer relationships, a 5 year life for the non-competition agreement and a weighted average of 13 years for content databases. The acquired property and equipment will be depreciated on a straight-line basis over the respective estimated remaining useful lives. Goodwill is calculated as the excess of the consideration transferred over the fair value of the identifiable net assets acquired and represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including assembled workforce and noncontractual relationships, as well as expected future cost and revenue synergies.

Gracenote Acquisition

On January 31, 2014, the Company completed an acquisition of all of the issued and outstanding equity interests in Gracenote, Inc. (“Gracenote”) for $158 million, net of cash acquired. Gracenote, a global leader in digital entertainment data, maintains and licenses data, products and services to businesses that enable their end users to discover analog and digital media on virtually any device. The Gracenote acquisition expands the reach of the Company’s Digital and Data segment into new growth areas, including streaming music services, mobile devices and automotive infotainment. Gracenote is a leading provider of music recognition technology and is supported by the industry’s largest source of music and video data. The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed. The excess of the fair values and the related deferred taxes was allocated to goodwill, which will not be deductible for tax purposes due to the acquisition being a stock acquisition.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In connection with this acquisition, the Company incurred a total of $4 million of transaction costs, which were recorded in selling, general and administrative expenses in the Company’s Consolidated Statement of Operations. Of the $4 million, approximately $3 million was incurred and recognized in the first quarter of 2014 and $1 million was incurred and recognized in the fourth quarter of 2013.

At the acquisition date, the purchase price assigned to the acquired assets and assumed liabilities is as follows, subject to further adjustments (in thousands):

Consideration:
Cash	$160,867
Less: cash acquired	(3,053)

Net cash	$157,814

Allocated Fair Value of Acquired Assets and Assumed Liabilities:
Restricted cash and cash equivalents	$5,283
Accounts receivable and other current assets	26,143
Property, plant and equipment	10,659
Intangible assets subject to amortization
Trade name and trademarks (useful life of 15 years)	8,100
Technology (useful life of 7 to 10 years)	30,100
Customer relationships (useful life of 5 to 10 years)	33,100
Content databases (useful life of 13 years)	41,400
Deferred income tax assets	7,159
Other assets	396
Accounts payable and other current liabilities	(22,299)
Deferred income tax liabilities	(41,121)
Other liabilities	(7,489)

Total identifiable net assets	91,431
Goodwill	66,383

Total net assets acquired	$157,814

The allocation presented above is based upon management’s estimate of the fair values using income, cost and market approaches. In estimating the fair value of the acquired assets and assumed liabilities, the fair value estimates are based on, but not limited to, expected future revenue and cash flows, expected future growth rates, and estimated discount rates. The definite-lived intangible assets will be amortized over a total weighted average period of 11 years that includes a 15 year life for trade name and trademarks, a weighted average of 8 years for technology platforms, a weighted average of 10 years for customer relationships and a 13 year life for content databases. The acquired property and equipment will be depreciated on a straight-line basis over the respective estimated remaining useful lives. Goodwill is calculated as the excess of the consideration transferred over the fair value of the identifiable net assets acquired and represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including assembled workforce and noncontractual relationships, as well as expected future cost and revenue synergies.

2013 Acquisitions

Local TV Acquisition

On December 27, 2013, pursuant to a securities purchase agreement dated as of June 29, 2013, the Company acquired all of the issued and outstanding equity interests in Local TV for $2.816 billion in cash (the “Local TV Acquisition”), net of certain final adjustments, principally funded by the Company’s Secured Credit Facility (see

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10). As a result of the Local TV Acquisition, the Company became the owner of 16 television stations, including seven FOX television affiliates in Denver, Cleveland, St. Louis, Kansas City, Salt Lake City, Milwaukee and High Point/Greensboro/Winston-Salem; four CBS Corporation (“CBS”) television affiliates in Memphis, Richmond, Huntsville and Fort Smith; one American Broadcasting Company (“ABC”) television affiliates in Davenport/Moline; two National Broadcasting Company (“NBC”) television affiliates in Des Moines and Oklahoma City; and two independent television stations in Fort Smith and Oklahoma City.

Concurrent with the Local TV Acquisition, pursuant to an asset purchase agreement dated as of July 15, 2013, between the Company, an affiliate of Oak Hill Capital Partners and Dreamcatcher, an entity formed in 2013 specifically to comply with FCC cross-ownership rules related to the Local TV Acquisition, Dreamcatcher acquired the FCC licenses and certain other assets and liabilities of Local TV’s television stations WTKR-TV, Norfolk, VA, WGNT-TV, Portsmouth, VA, and WNEP-TV, Scranton, PA (collectively the “Dreamcatcher Stations”) for $27 million (collectively, the “Dreamcatcher Transaction”). The Dreamcatcher Transaction was funded by the Dreamcatcher Credit Facility which the Company has guaranteed (see Note 10). The Company provides certain services to support the operations of the Dreamcatcher Stations, but, in compliance with FCC regulations, Dreamcatcher has responsibility for and control over programming, finances, personnel and operations of the Dreamcatcher Stations.

Pursuant to ASC Topic 805, the purchase price has been allocated to the acquired assets and liabilities of Local TV based on estimated fair values. The allocation includes the assets and liabilities of the Dreamcatcher Stations as Dreamcatcher is considered to be a VIE and the Company is the primary beneficiary of the variable interests (see below for further discussion). The allocated fair value of acquired assets and assumed liabilities is summarized as follows (in thousands):

Consideration:
Cash	$2,816,101
Less: cash acquired	(65,567)

Net cash	$2,750,534

Allocated Fair Value of Acquired Assets and Assumed Liabilities:
Restricted cash and cash equivalents(1)	$201,922
Accounts receivable and other current assets	137,377
Property and equipment	170,795
Broadcast rights	26,468
FCC licenses	126,925
Network affiliation agreements	225,400
Advertiser backlog	29,290
Retransmission consent agreements	707,000
Broadcast rights intangible assets	1,187
Other assets	5
Accounts payable and other current liabilities	(50,249)
Senior Toggle Notes	(172,237)
Contracts payable for broadcast rights	(34,732)
Broadcast rights intangible liabilities	(9,344)
Deferred income taxes	(20,238)
Other liabilities	(1,185)

Total identifiable net assets	1,338,384
Goodwill	1,412,150

Total net assets acquired	$2,750,534

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(1)	As further described in Note 10, on December 27, 2013, the Company deposited $202 million with the Trustee together with irrevocable instructions to apply the deposited money to the full repayment of the Senior Toggle Notes. The Senior Toggle Notes were fully repaid on January 27, 2014 through the use of the deposited funds held by the Trustee, including amounts owed to the Company’s subsidiary.

The allocation presented above is based upon management’s estimate of the fair values using valuation techniques including income, cost and market approaches. In estimating the fair value of the acquired assets and assumed liabilities, the fair value estimates are based on, but not limited to, expected future revenue and cash flows, expected future growth rates, and estimated discount rates. The definite-lived intangible assets will be amortized over a total weighted average period of 9 years, with a weighted average of 9 years for network affiliations, a weighted average of 10 years for retransmission consent agreements, 1 year for the advertiser backlog and a weighted average of 4 years for the other intangible assets. The broadcast rights intangible liabilities will be amortized over the remaining weighted average contractual period of 7 years. Acquired property and equipment will be depreciated on a straight-line basis over the respective estimated remaining useful lives. Goodwill is calculated as the excess of the consideration transferred over the fair value of the identifiable net assets acquired and represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including assembled workforce and noncontractual relationships, as well as expected future synergies. Substantially all of the goodwill associated with the Local TV Acquisition is expected to be deductible for tax purposes.

Dreamcatcher—Dreamcatcher was formed in 2013 specifically to comply with FCC cross-ownership rules related to the Local TV Acquisition. On December 27, 2013, Dreamcatcher acquired the FCC licenses, retransmission consent agreements, network affiliation agreements, contracts for broadcast rights and selected personal property (including transmitters, antennas and transmission lines) of the Dreamcatcher Stations for $27 million, funded by borrowings under the Dreamcatcher Credit Agreement (see Note 10). In connection with Dreamcatcher’s operation of the Dreamcatcher Stations, the Company entered into shared services agreements (“SSAs”) with Dreamcatcher pursuant to which it provides technical, promotional, back-office, distribution and limited programming services to the Dreamcatcher Stations in exchange for the Company’s right to receive certain payments from Dreamcatcher after satisfaction of operating costs and debt obligations. Pursuant to the SSAs, Dreamcatcher is guaranteed a minimum annual cumulative net cash flow of $0.2 million. The Company’s consolidated financial statements as of and for the years ended December 31, 2015, December 28, 2014 and December 29, 2013 include the results of operations and the financial position of Dreamcatcher, a fully-consolidated VIE. For financial reporting purposes, Dreamcatcher is considered a VIE as a result of (1) shared service agreements that the Company has with the Dreamcatcher Stations, (2) the Company’s guarantee of the obligations incurred under the Dreamcatcher Credit Facility (see Note 10), (3) the Company having power over significant activities affecting Dreamcatcher’s economic performance, and (4) purchase option granted by Dreamcatcher which permits the Company to acquire the assets and assume the liabilities of each Dreamcatcher Station at any time, subject to FCC’s consent and other conditions described below. The purchase option is freely exercisable or assignable by the Company without consent or approval by Dreamcatcher or its members for consideration equal to the total outstanding balance of debt guaranteed by the Company, plus a fixed escalation fee. Substantially all of Dreamcatcher’s assets, except for its FCC licenses, collateralize its secured debt obligations under the Dreamcatcher Credit Facility and is guaranteed by the Company.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Net revenues of the Dreamcatcher stations included in the Company’s Consolidated Statements of Operations for the year ended December 31, 2015 and December 28, 2014 were $65 million and $67 million, respectively, and operating profit was $12 million and $13 million, respectively. Dreamcatcher’s operating results are not material to the Company as a whole for the year ended December 29, 2013. The Company’s Consolidated Balance Sheet as of December 31, 2015 and December 28, 2014 includes the following assets and liabilities of the Dreamcatcher stations (in thousands):

	December 31, 2015	December 28, 2014
Property, plant and equipment, net	$371	$999
Broadcast rights	2,748	2,869
Other intangible assets, net	92,970	103,500
Other assets	111	124

Total Assets	$96,200	$107,492

Debt due within one year	$4,037	$4,034
Contracts payable for broadcast rights	3,016	6,552
Long-term debt	14,831	19,880
Other liabilities	55	157

Total Liabilities	$21,939	$30,623

Other Acquisitions

The Company’s other acquisitions in 2014 and 2013 were not significant. The results of the other acquired companies and the related transaction costs were not material to the Company’s consolidated financial statements in each respective period and were included in the Consolidated Statements of Operations since their respective dates of acquisition. Information for acquisitions made in 2014 and 2013 (excluding those listed above) is as follows (in thousands):

	2014	2013
Fair value of assets acquired(1)	$2,000	$3,095
Liabilities assumed	—	1,297

Net cash paid	$2,000	$1,798

(1)	Includes intangible assets, net of acquisition-related deferred taxes.

Unaudited Pro Forma Information

Pursuant to ASC Topic 805, the following table sets forth unaudited pro forma results of operations from continuing operations of the Company assuming that the Gracenote acquisition occurred on December 31, 2012, the first day of the Company’s 2013 fiscal year and assuming that the Local TV Acquisition, along with transactions necessary to finance the acquisition and the elimination of certain nonrecurring items, occurred on December 26, 2011, the first day of the Company’s 2012 fiscal year and were fully attributed to the results from continuing operations (in thousands, except per share data):

	2014	2013
Total revenues	$1,961,788	$1,814,545
Income from continuing operations	$466,690	$146,938
Basic earnings per common share from continuing operations	$4.66	$1.47
Diluted earnings per common share from continuing operations	$4.65	$1.47

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The above selected unaudited pro forma financial information is presented for illustrative purposes only and is based on historical results of continuing operations, adjusted for the allocation of the purchase price and other acquisition accounting adjustments, and is not necessarily indicative of results had the Company operated the acquired businesses as of the beginning of the respective prior periods, as described above. The pro forma amounts reflect adjustments to depreciation expense, amortization of intangibles and amortization of broadcast rights intangibles related to the fair value adjustments of the assets acquired, additional interest expense related to the financing of the transactions, exclusion of nonrecurring financing costs, and the related tax effects of the adjustments.

In connection with the Gracenote and Local TV acquisitions, the Company incurred a total of $4 million and $17 million, respectively, of costs primarily related to legal and other professional services, which were recorded in selling, general and administrative expenses. Pursuant to the pro forma disclosure requirements of ASC Topic 805, these transaction costs are shown as if incurred at the beginning of the comparable prior year.

Acquisitions Distributed in the Publishing Spin-off

Landmark Acquisition

On May 1, 2014, the Company completed an acquisition of the issued and outstanding limited liability company interests of Capital-Gazette Communications, LLC and Landmark Community Newspapers of Maryland, LLC from Landmark Media Enterprises, LLC (the “Landmark Acquisition”) which were subsequently distributed to Tribune Publishing in conjunction with the Publishing Spin-off, for $29 million in cash. As the Landmark acquisition was distributed to Tribune Publishing in the Publishing Spin-off, the results of operations attributable to Landmark from the date of acquisition are reflected within discontinued operations for the periods prior to the Publishing Spin-off.

At the acquisition date, the purchase price assigned to the acquired assets and assumed liabilities is as follows (in thousands):

Consideration:
Cash	$28,983
Less: cash acquired	(2)

Net cash	$28,981

Allocated Fair Value of Acquired Assets and Assumed Liabilities:
Accounts receivable and other current assets	$2,942
Property, plant and equipment	560
Intangible assets subject to amortization
Trade names and trademarks (useful life of 20 years)	7,500
Advertiser relationships (useful life of 12 years)	6,500
Other customer relationships (useful life of 7 years)	2,500
Accounts payable and other current liabilities	(3,961)

Total identifiable net assets	16,041
Goodwill	12,940

Total net assets acquired	$28,981

The allocation presented above is based upon management’s estimate of the fair values using the income, cost and market approaches. In estimating the fair value of the acquired assets and assumed liabilities, the fair

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

value estimates are based on, but not limited to, expected future revenue and cash flows, expected future growth rates, and estimated discount rates. Prior to the Publishing Spin-off, the acquired definite-lived intangible assets were expected to be amortized over a total weighted average period of 15 years that includes a 20 year life for trade names and trademarks, a 12 year life for advertiser relationships and a 7 year life for customer relationships. The acquired property and equipment were expected to be depreciated on a straight-line basis over the respective estimated remaining useful lives. Goodwill is calculated as the excess of the consideration transferred over the fair value of the identifiable net assets acquired and represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including assembled workforce and noncontractual relationships, as well as expected future cost and revenue synergies. The entire amount of purchase price allocated to intangible assets and goodwill are deductible for tax purposes pursuant to IRC Section 197 over a 15 year period. In connection with this acquisition, the Company incurred a total of $0.4 million of transaction costs, which are reflected in discontinued operations for the year ended December 28, 2014.

Information for other acquisitions distributed in the Publishing Spin-off made in the year ended December 28, 2014 and prior to the Publishing Spin-off (excluding the Landmark Acquisition) is as follows (in thousands):

December 28, 2014
Fair value of assets acquired	$11,292
Liabilities assumed	(800)

Net assets acquired	10,492
Less: fair value of non-cash and contingent consideration	(4,439)
Less: fair value of the preexisting equity interest in MCT	(2,752)

Net cash paid	$3,301

On May 7, 2014, the Company acquired the remaining 50% outstanding general partnership interests of McClatchy/Tribune Information Services (“MCT”) from McClatchy News Services, Inc. and The McClatchy Company (collectively, “McClatchy”) for $1 million in cash and non-cash consideration for future services with an estimated fair value of $4 million. The fair value of acquired interests was based upon management’s estimate of the fair values using the income approach. In estimating the fair value of the acquired assets and assumed liabilities, the fair value estimates are based on, but not limited to, expected future revenue and cash flows, expected future growth rates, and estimated discount rates. Prior to May 7, 2014, the Company accounted for its 50% interest in MCT as an equity method investment. In accordance with ASC Topic 805, the Company’s preexisting equity interest was remeasured to its estimated fair value of $3 million using the income valuation approach and the Company recognized a gain of $1 million which is reflected in discontinued operations in the Consolidated Statements of Operations for the year ended December 28, 2014.

NOTE 6: CHANGES IN OPERATIONS AND NON-OPERATING ITEMS

Employee Reductions—The Company identified reductions in its staffing levels of approximately 105 positions in 2015, 230 positions in 2014 and 60 positions in 2013. The Company recorded pretax charges for severance and related expenses totaling $6 million in 2015 ($2 million at Television and Entertainment, $1 million at Digital and Data and $3 million at Corporate and Other), $7 million in 2014 ($2 million at Television and Entertainment, $4 million at Digital and Data and $1 million at Corporate and Other) and $3 million in 2013 ($2 million at Television and Entertainment, $0.3 million at Digital and Data and $1 million at Corporate and Other). These charges are included in selling, general and administrative expenses in the Consolidated Statements of Operations.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Severance and related expenses included in income (loss) from discontinued operations, net of taxes totaled $6 million and $17 million in 2014 and 2013, respectively.

The accrued liability for severance and related expenses is reflected in employee compensation and benefits in the Company’s Consolidated Balance Sheets and was $4 million and $3 million at December 31, 2015 and December 28, 2014, respectively.

Changes to the accrued liability for severance and related expenses were as follows (in thousands):

Balance at December 29, 2013	$11,640
Additions	12,176
Payments	(15,895)
Liability distributed in Publishing Spin-Off	(5,308)

Balance at December 28, 2014	$2,613
Additions	5,943
Payments	(4,103)

Balance at December 31, 2015	$4,453

Non-Operating Items—Non-operating items for 2015, 2014 and 2013 are summarized as follows (in thousands):

	2015	2014	2013
Loss on extinguishment of debt	$(37,040)	$—	$(28,380)
Gain on investment transactions, net	12,173	372,485	150
Other non-operating gain (loss), net	8,140	(4,804)	(1,492)

Total non-operating items	$(16,727)	$367,681	$(29,722)

Non-operating items in 2015 included a $37 million pretax loss on the extinguishment of the Former Term Loan Facility (as defined and described in Note 10), which includes the write-off of unamortized debt issuance costs and discounts. See Note 10 for further information on the extinguishment of the Former Term Loan Facility. Gain on investment transactions, net in 2015 included a pretax gain of $8 million for an additional cash distribution from CV pursuant to the collection of a contingent receivable subsequent to the Company’s sale of its interest in CV and a pretax gain of $3 million on the sale of the Company’s 3% interest in NHLLC on September 2, 2015. See Note 9 for further information on the additional cash distribution from CV and the sale of NHLLC. Other non-operating items in 2015 included a $9 million favorable workers’ compensation reserve adjustment related to businesses divested by the Company in prior years and a $2 million non-cash pretax charge to write off a convertible note receivable resulting from a decline in the fair value of the convertible note receivable that the Company determined to be other than temporary. The convertible note receivable constitutes a nonfinancial asset measured at fair value on a nonrecurring basis in the Company’s Consolidated Balance Sheet and is classified as Level 3 assets in the fair value hierarchy’s established under ASC Topic 820, “Fair Value Measurement and Disclosures.” See Note 11 for a description of the hierarchy’s three levels.

Non-operating items in 2014 included a pretax gain of $372 million on the sale of the Company’s 27.8% interest in CV on October 1, 2014. The Company’s portion of the proceeds from the transaction was $686 million, of which $28 million was held in escrow and paid in the fourth quarter of 2015. See Note 9 for further information on the sale of CV. Other non-operating loss in 2014 included a $3 million non-cash pretax charge to write down convertible notes receivable related to one of the Company’s equity method investments. This write-down resulted from declines in the fair value of the convertible notes receivable that the Company determined to

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

be other than temporary. The convertible notes receivable constitute nonfinancial assets measured at fair value on a nonrecurring basis in the Company’s Consolidated Balance Sheet and are classified as Level 3 assets in the fair value hierarchy’s established under ASC Topic 820. See Note 11 for a description of the hierarchy’s three levels.

Non-operating items in 2013 included a $28 million pretax loss on the extinguishment of the Exit Financing Facilities (as defined and described in Note 10), which includes the write-off of unamortized debt issuance costs and discounts of $17 million and a prepayment premium of $11 million. See Note 10 for further information on the extinguishment of the Exit Financing Facilities.

NOTE 7: ASSETS HELD FOR SALE AND SALES OF REAL ESTATE

Assets Held for Sale—Assets held for sale consisted of the following (in thousands):

	December 31, 2015	December 28, 2014
Real estate	$206,422	$5,645

During the third quarter of 2015, the Company began the process of marketing the north block of its Los Angeles Times Square property located in Los Angeles, CA which has an aggregate carrying value of $41 million for land, building and improvements. On December 28, 2015, the Company entered into an agreement to sell the property which is subject to certain adjustments and customary closing conditions. There can be no assurance that such sale will be completed in a timely manner or at all. In the fourth quarter of 2015, the Company began the process to sell one of its properties, Tribune Tower, located in Chicago, IL. Tribune Tower has an aggregate carrying value of $107 million for land, building and improvements. Additionally, as of December 31, 2015, the Company was in the process of selling a production facility located in Los Angeles, CA leased to Tribune Publishing with a carrying value of $58 million. The combined net carrying value of $206 million for the properties held for sale is included in assets held for sale in the Company’s Consolidated Balance Sheet at December 31, 2015. In the fourth quarter of 2015, the Company identified several properties that it expects to place on the market in 2016. Although these properties did not meet all conditions to be classified as held for sale as of December 31, 2015, the Company was required to assess the properties for impairment pursuant to ASC Topic 360 due to management’s expectation that it is more likely than not that properties will be held for sale in 2016. As a result of this assessment, the Company recorded an impairment charge of $7 million related to certain properties that is included in selling, general and administrative expenses.

As of December 28, 2014, the Company was in the process of selling three idle properties located in Bel Air, MD, Newport News, VA and Portsmouth, VA, which had an aggregate carrying value of land, building and improvements of $6 million. In 2014, the Company recorded impairment charges totaling $4 million to write down the value of properties held for sale to their estimated fair value, less the expected selling costs.

Sales of Real Estate—On December 19, 2014, the Company closed a transaction to sell the production facility in Baltimore, MD leased to Tribune Publishing for net proceeds of approximately $45 million and recorded a pretax gain of $21 million that is included in selling, general and administrative expenses in the Company’s Consolidated Statement of Operations. Additionally, during 2014, the Company sold two idle properties for net proceeds of approximately $5 million and recorded a net gain of less than $1 million that is also included in selling, general and administrative expenses.

During 2015, the Company sold Bel Air, MD and Newport News, VA properties for net proceeds of approximately $5 million and recorded a net loss of less than $1 million that is included in selling, general and administrative expenses.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8: GOODWILL, OTHER INTANGIBLE ASSETS AND INTANGIBLE LIABILITIES

Goodwill and other intangible assets consisted of the following (in thousands):

	December 31, 2015			December 28, 2014
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Other intangible assets subject to amortization(1)
Affiliate relationships (useful life of 16 years)	$212,000	$(39,750)	$172,250	$212,000	$(26,500)	$185,500
Advertiser relationships (useful life of 8 years)	168,000	(63,000)	105,000	168,000	(42,000)	126,000
Network affiliation agreements (useful life of 5 to 16 years)	362,000	(92,113)	269,887	362,000	(50,485)	311,515
Retransmission consent agreements (useful life of 7 to 12 years)	830,100	(196,955)	633,145	830,100	(106,897)	723,203
Other customer relationships (useful life of 3 to 16 years)	114,827	(23,315)	91,512	99,528	(12,632)	86,896
Content Databases (useful lives of 5 to 16)	134,299	(23,623)	110,676	122,400	(13,001)	109,399
Other technology (useful life of 4 to 10 years)	47,011	(9,733)	37,278	41,385	(4,022)	37,363
Trade names and trademarks (useful life of 3 to 15 years)	13,853	(1,625)	12,228	9,300	(597)	8,703
Other (useful life of 3 to 11 years)	16,337	(5,514)	10,823	10,770	(2,955)	7,815

Total	$1,898,427	$(455,628)	1,442,799	$1,855,483	$(259,089)	1,596,394

Other intangible assets not subject to amortization
FCC licenses			782,600			786,600
Trade name			14,800			14,800

Total other intangible assets, net			2,240,199			2,397,794

Goodwill
Television and Entertainment			3,220,300			3,601,300
Digital and Data			341,512			316,836

Total goodwill			3,561,812			3,918,136

Total goodwill and other intangible assets			$5,802,011			$6,315,930

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The changes in the carrying amounts of intangible assets during the years ended December 31, 2015 and December 28, 2014 were as follows (in thousands):

	Television and Entertainment	Digital and Data	Discontinued Operations	Total
Other intangible assets subject to amortization
Balance as of December 29, 2013	$1,551,599	$103,062	$28,682	$1,683,343
Acquisitions(1)	—	161,900	17,009	178,909
Amortization(2)	(198,441)	(21,255)	(4,191)	(223,887)
Balance sheet reclassifications(3)	(291)	—	—	(291)
Distributed in Publishing Spin-off	—	—	(41,500)	(41,500)
Foreign currency translation adjustment	—	(180)	—	(180)

Balance as of December 28, 2014	$1,352,867	$243,527	$—	$1,596,394
Acquisitions(1)	—	49,100	—	49,100
Amortization(2)	(167,321)	(29,314)	—	(196,635)
Balance sheet reclassifications(3)	(331)	—	—	(331)
Foreign currency translation adjustment	—	(5,729)	—	(5,729)

Balance as of December 31, 2015	$1,185,215	$257,584	$—	$1,442,799

Other intangible assets not subject to amortization
Balance as of December 29, 2013	$801,400	$—	$31,800	$833,200
Distributed in Publishing Spin-off	—	—	(31,800)	(31,800)

Balance as of December 28, 2014	$801,400	$—	$—	$801,400
Impairment charge	(4,000)	—	—	(4,000)

Balance as of December 31, 2015	$797,400	$—	$—	$797,400

Goodwill
Balance as of December 29, 2013	$3,601,300	$198,565	$15,331	$3,815,196
Acquisitions(1)	—	118,378	20,119	138,497
Distributed in Publishing Spin-off	—	—	(35,450)	(35,450)
Foreign currency translation adjustment	—	(107)	—	(107)

Balance as of December 28, 2014	$3,601,300	$316,836	$—	$3,918,136
Acquisitions(1)	—	30,616	—	30,616
Foreign currency translation adjustment	—	(5,940)	—	(5,940)
Impairment charge	(381,000)	—	—	(381,000)

Balance as of December 31, 2015	$3,220,300	$341,512	$—	$3,561,812

Total goodwill and other intangible assets as of December 31, 2015	$5,202,915	$599,096	$—	$5,802,011

(1)	Acquisitions include the purchase of certain intellectual property on July 1, 2015 for $5 million which will be amortized over a three year period. See Note 5 for additional information regarding other acquisitions.
(2)	Amortization of intangible assets includes $1 million related to lease contract intangible assets and is recorded in cost of sales or selling, general and administrative expense, if applicable, in the Consolidated Statements of Operations.
(3)	Represents net reclassifications which are reflected as an increase to broadcast rights assets in the Consolidated Balance Sheets at December 31, 2015 and December 28, 2014.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As described in Note 4, the Company recorded contract intangible liabilities totaling $227 million in connection with the adoption of fresh-start reporting on the Effective Date. Of this amount, approximately $226 million was related to contracts for broadcast rights programming not yet available for broadcast. In addition, the Company recorded $9 million of intangible liabilities related to contracts for broadcast rights programming in connection with the Local TV Acquisition on December 27, 2013 (see Note 5). These intangible liabilities are reclassified as a reduction of broadcast rights assets in the Consolidated Balance Sheet as the programming becomes available for broadcast and subsequently amortized as a reduction of programming expenses in the Consolidated Statement of Operations in accordance with the Company’s methodology for amortizing the related broadcast rights.

The Company’s intangible liabilities subject to amortization consisted of the following (in thousands):

	December 31, 2015			December 28, 2014
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Intangible liabilities subject to amortization
Broadcast rights intangible liabilities	$80,440	$(66,729)	$13,711	$102,373	$(68,059)	$34,314
Lease contract intangible liabilities	209	(148)	61	209	(98)	111

Total intangible liabilities subject to amortization	$80,649	$(66,877)	$13,772	$102,582	$(68,157)	$34,425

The net changes in the carrying amounts of intangible liabilities during 2014 and 2015 were as follows (in thousands):

	Television and Entertainment	Discontinued Operations	Total
Intangible liabilities subject to amortization
Balance at December 29, 2013	$193,402	$328	$193,730
Amortization	(37,351)	(94)	(37,445)
Balance sheet reclassifications(1)	(121,626)	—	(121,626)
Distributed in Publishing Spin-off	—	(234)	(234)

Balance at December 28, 2014	$34,425	$—	$34,425
Amortization	(16,385)	—	(16,385)
Balance sheet reclassifications(1)	(4,268)	—	(4,268)

Balance at December 31, 2015	$13,772	$—	$13,772

(1)	Represents net reclassifications which are reflected as a reduction of broadcast rights assets in the Company’s Consolidated Balance Sheet at December 31, 2015.

Amortization expense relating to amortizable intangible assets, excluding lease contract intangible assets, is expected to be approximately $198 million in each of 2016 and 2017, $197 million in 2018, $169 million in 2019, and $161 million in 2020. Amortization of broadcast rights contract intangible assets and liabilities is expected to result in a net reduction in broadcast rights expense of approximately $11 million in 2016, $1 million in each of 2017 and 2018 and less than $1 million in each of 2019 and 2020.

Impairment of Goodwill and Other Indefinite-lived Intangible Assets—As disclosed in Note 1, the Company reviews goodwill and other indefinite-lived intangible assets for impairment annually, or more frequently if events or changes in circumstances indicate that an asset may be impaired, in accordance with ASC Topic 350.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In the fourth quarter of 2015, the Company conducted its annual goodwill impairment test utilizing the two-step impairment test in accordance with ASC Topic 350. As a result of the impairment review, the Company recorded a non-cash impairment charge of $381 million to write down its cable reporting unit goodwill (a reporting unit within the Television and Entertainment reportable segment).

During 2015, the Company accelerated the pace of the transformation of the Company’s national general entertainment cable network, WGN America, from a superstation to a cable network. This transformation led to a strategic shift in the operations of WGN America with a renewed focus on increased household distribution and high quality syndicated and original programming that has resulted in higher carriage fee revenues and higher programming and other costs. The recent performance of the new programming has not met expectations resulting in lower than expected advertising revenues, lower margins and lower current and expected future cash flows than those used to originally record the goodwill in connection with the adoption of fresh-start reporting by Reorganized Tribune Company in December 2012.

In connection with the goodwill impairment test, the fair value of the cable reporting unit was determined with consideration of both the income and the market valuation approaches. Under the income approach, the fair value is based on projected future discounted cash flows, which requires management’s assumptions of projected revenues and related growth rates, operating margins, cash payments for broadcast rights, discount rates and terminal growth rates. The Company projected cash flows for 10 years and then applied a terminal growth rate. Key assumptions included a 10.5% discount rate and a terminal growth rate of 2% for its owned cable operations. The Company’s investment in TV Food Network included in the cable reporting unit was valued using the market approach to estimate its fair value by comparison to trading multiples of similar cable networks.

As a result of this assessment, it was determined that the carrying value of the cable reporting unit exceeded the estimated fair value. Accordingly, a second step of the goodwill impairment test (“Step 2”) was performed specific to the cable reporting unit which compared the implied fair value of the goodwill to the carrying value of such goodwill. Under Step 2, the estimated fair value of goodwill of a reporting unit is determined by calculating the residual fair value that remains after the total estimated fair value of the reporting unit is allocated to its net assets other than goodwill. Other significant intangible assets that were identified and ascribed value as part of the Step 2 included affiliate relationships, advertiser relationships and a trade name. Based on this analysis, the carrying value of the cable reporting unit goodwill exceeded its implied value by $381 million and consequently, the Company recorded an impairment charge of that amount in the Consolidated Statement of Operations for the year ended December 31, 2015. Following the impairment charge, the carrying value of the goodwill at the cable reporting unit was $723 million at December 31, 2015.

There were no goodwill impairment charges recorded in 2014 or 2013.

In the fourth quarter of 2015 and 2013, the Company recorded a non-cash pretax impairment charge of $4 million and $1 million within the Television and Entertainment segment, respectively, related to the Company’s FCC licenses. No impairment charges were recorded in 2014. The estimated fair value of each of the Company’s FCC licenses was based on discounted future cash flows for a hypothetical start-up television station in the respective market that achieves and maintains an average revenue share for four years and has an average cost structure. The impairment charge in 2015 related to one market primarily due to a decline in estimated future market revenues available to a hypothetical start-up television station in this market. For the Company’s FCC licenses, significant assumptions also include start-up operating costs for an independent station, initial capital investments and market revenue forecasts. The Company utilized a 10% discount rate and terminal growth rates ranging from 1.75% to 2.25% to estimate the fair values of its FCC licenses in the fourth quarter of 2015. Fair value estimates for each of the Company’s indefinite-lived intangible assets are inherently sensitive to changes in these estimates, particularly with respect to the FCC licenses. FCC licenses evaluated for impairment under ASC

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

350 in the fourth quarter of 2013 excluded the FCC licenses recorded in connection with the Local TV Acquisition (see Note 5). The Company’s fourth quarter 2013 impairment review determined that the FCC license in one of the Company’s markets was impaired. This impairment was primarily due to a decline in market share for a hypothetical start-up television station in this market.

The Company’s FCC licenses and trade name constitute nonfinancial assets measured at fair value on a nonrecurring basis in the Company’s Consolidated Balance Sheets. These nonfinancial assets are classified as Level 3 assets in the fair value hierarchy established under ASC Topic 820. See Note 11 for a description of the hierarchy’s three levels.

The determination of estimated fair values of goodwill and other indefinite-lived intangible assets requires many judgments, assumptions and estimates of several critical factors, including projected revenues and related growth rates, projected operating margins and cash flows, estimated income tax rates, capital expenditures, market multiples and discount rates, as well as specific economic factors such as market share for broadcasting and royalty rates for the trade name intangible. Adverse changes in expected operating results and/or unfavorable changes in other economic factors could result in additional non-cash impairment charges in the future under ASC Topic 350.

NOTE 9: INVESTMENTS

Investments consisted of the following (in thousands):

	December 31, 2015	December 28, 2014
Equity method investments	$1,668,316	$1,689,996
Cost method investments	20,868	18,238
Marketable equity securities	3,516	8,958

Total investments	$1,692,700	$1,717,192

Equity Method Investments—The Company’s equity method investments at December 31, 2015 included the following private companies:

Company	% Owned
CareerBuilder, LLC	32%
Dose Media, LLC	25%
Television Food Network, G.P.	31%
TKG Internet Holdings II LLC	43%

Income from equity investments, net reported in the Company’s Consolidated Statements of Operations consisted of the following (in thousands):

	2015	2014	2013
Income from equity investments, net, before amortization of basis difference	$201,207	$379,048	$243,528
Amortization of basis difference(1)	(54,248)	(142,335)	(98,287)

Income from equity investments, net	$146,959	$236,713	$145,241

(1)	Amortization of basis difference for the year ended December 28, 2014 includes $85 million related to the sale by CV of its Apartments.com business.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As discussed in Note 4, the carrying value of the Company’s investments was increased by $1.615 billion to a fair value aggregating $2.224 billion as of the Effective Date. Of the $1.615 billion increase, $1.108 billion was attributable to the Company’s share of theoretical increases in the carrying values of the investees’ amortizable intangible assets had the fair value of the investments been allocated to the identifiable intangible assets of the investees’ in accordance with ASC Topic 805. The remaining $507 million of the increase was attributable to goodwill and other identifiable intangibles not subject to amortization, including trade names. The Company amortizes the differences between the fair values and the investees’ carrying values of the identifiable intangible assets subject to amortization and records the amortization (the “amortization of basis difference”) as a reduction of income on equity investments, net in its Consolidated Statements of Operations. The identifiable net intangible assets subject to amortization of basis difference have a weighted average remaining useful life of approximately 16 years as of December 31, 2015.

Cash distributions from the Company’s equity method investments were as follows (in thousands):

	2015	2014	2013
Total cash distributions from equity investments(1)	$180,207	$370,310	$207,994

(1)	Cash distributions for the year ended December 28, 2014 included $160 million for the Company’s share of the proceeds from the sale by CV of its Apartments.com business. This distribution is presented as an investing activity in the Company’s Consolidated Statement of Cash Flows for the year ended December 28, 2014.

Certain distributions received from the Company’s investments in CareerBuilder, LLC (“CareerBuilder”) and CV in 2015, 2014 and 2013 exceeded the Company’s cumulative earnings in each of these equity investments or, in the case of the Apartments.com sale by CV, represented a discrete distribution from an investing activity. As a result, the Company determined that these distributions were a return of investment and, therefore, presented such distributions totaling $10 million in 2015, $181 million in 2014 and $54 million in 2013 as an investing activity in the Company’s Consolidated Statements of Cash Flows for 2015, 2014 and 2013. See below for further discussion on these distributions.

TV Food Network—The Company’s 31% investment in TV Food Network totaled $1.314 billion and $1.354 billion (as adjusted for the application of fresh-start reporting as described above) at December 31, 2015 and December 28, 2014, respectively. The Company recognized equity income from TV Food Network of $126 million in 2015, $122 million in 2014 and $96 million in 2013. The Company received cash distributions from TV Food Network totaling $164 million in 2015, $189 million in 2014 and $154 million in 2013.

TV Food Network owns and operates “The Food Network”, a 24-hour lifestyle cable television channel focusing on food and related topics. TV Food Network also owns and operates “The Cooking Channel”, a cable television channel primarily devoted to cooking instruction, food information and other related topics. TV Food Network’s programming is distributed by cable and satellite television systems.

On December 12, 2013, the Company and Scripps Networks Interactive, Inc. (“Scripps”), entered into a settlement agreement to resolve certain matters related to the calculation and amount of a management fee charged by Scripps to TV Food Network for certain shared costs for years 2011 and 2012 as well as to resolve the amount and methodology for calculating the management fee for years 2013 and 2014. As a result of the settlement, the Company received a distribution of $12 million in January 2014 related to previously calculated management fees for years 2011 and 2012. This distribution was reflected as an increase to income on equity investments, net in the Company’s Consolidated Statement of Operations for the year ended December 29, 2013.

The partnership agreement governing TV Food Network provides that the partnership shall, unless certain actions are taken by the partners, dissolve and commence winding up and liquidating TV Food Network upon the

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

first to occur of certain enumerated liquidating events, one of which is a specified date of December 31, 2016. The Company would be entitled to its proportionate share of distributions to partners in the event of a liquidation, which the partnership agreement provides would occur as promptly as is consistent with obtaining fair market value for the assets of TV Food Network. The partnership agreement also provides that the partnership may be continued or reconstituted in certain circumstances.

CareerBuilder—The Company’s 32% investment in CareerBuilder totaled $331 million and $328 million at December 31, 2015 and December 28, 2014, respectively. The Company recognized equity income from CareerBuilder of $21 million in 2015, $39 million in 2014 and $28 million in 2013. The Company received cash distributions from CareerBuilder totaling $16 million in 2015, $14 million in 2014 and $29 million in 2013.

CareerBuilder is a global leader in human capital solutions, helping companies target, attract and retain talent. Its website, CareerBuilder.com, is a leading job website in North America. CareerBuilder also operates websites in the United States, Europe, Canada, Asia and South America.

Prior to the Publishing Spin-off, the Company recorded revenue related to CareerBuilder classified advertising products placed on affiliated digital platforms. Such amounts totaled of $24 million for 2014 and $44 million for 2013 and are included in income (loss) from discontinued operations, net of taxes.

Dose Media, LLC—On November 25, 2015, the Company acquired a 25% interest in Dose Media, LLC (“Dose Media”) for $15 million. Dose Media is a digital media company that owns and operates numerous websites, including Dose.com and OMGFacts.com whose proprietary predictive technology is designed to detect stories that generate significant viewership.

Classified Ventures—On October 1, 2014, the Company sold its entire 27.8% equity interest in CV to TEGNA. As part of the transaction, TEGNA acquired the equity interests of the other partners and thereby acquired full ownership of CV. CV was valued at $2.5 billion for purposes of the transaction and gross proceeds of $1.8 billion were paid to the selling partners at closing. The Company’s portion of the proceeds from the transaction was $686 million before taxes ($426 million after taxes), of which $28 million was held in escrow and paid in the fourth quarter of 2015. The Company’s pretax gain on the sale of CV recognized in the fourth quarter of 2014 was $372 million. Prior to closing, CV made a final distribution of all cash on hand from operations to the current owners. The Company’s portion of this final distribution was $6 million, which is in addition to estimated proceeds from the sale transaction. On April 2, 2015, the Company received an additional cash distribution of $8 million pursuant to CV’s collection of a contingent receivable, which is reflected as a non-operating gain in the Company’s Consolidated Statement of Operations for the year ended December 31, 2015.

On April 1, 2014, CV sold its Apartments.com business to CoStar Group, Inc. for $585 million in cash. The Company’s share of the proceeds from the transaction was approximately $160 million before taxes, which was distributed at closing. In connection with the sale, the Company recorded equity income of $72 million, net of amortization of basis difference of $85 million related to intangible assets of the Apartments.com business, in its Consolidated Statement of Operations for the year ended December 28, 2014.

The Company recognized equity income from CV of $77 million in 2014 and $23 million in 2013. The Company received cash distributions from CV totaling $166 million in 2014 and $25 million in 2013.

Prior to the Publishing Spin-off the Company recorded revenue related to CV classified advertising products placed on affiliated digital platforms. Such amounts totaled approximately $44 million for 2014 and $71 million for 2013 and are included in income (loss) from discontinued operations, net of taxes.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Summarized Financial Information—Summarized financial information for TV Food Network is as follows (in thousands):

	Fiscal Year
	2015	2014	2013
Revenues, net	$1,099,307	$1,070,671	$1,031,320
Operating income	$548,919	$534,477	$520,942
Net income	$561,657	$549,058	$511,235

	December 31, 2015	December 28, 2014
Current assets	$750,425	$708,988
Non-current assets	$173,513	$156,580
Current liabilities	$87,341	$63,257
Non-current liabilities	$541	$619

Summarized financial information for CareerBuilder, Dose Media and CV is as follows (in thousands):

	Fiscal Year
	2015	2014	2013
Revenues, net(1)(2)	$698,041	$1,063,321	$1,096,799
Operating income from continuing operations(1)(2)	$84,199	$147,165	$183,800
Net income(2)(3)	$80,280	$713,108	$224,052

(1)	Revenues and operating income that relate to CV include results through October 1, 2014 and are presented exclusive of discontinued operations related to Apartments.com, which was sold by CV on April 1, 2014. See above for further information.
(2)	On November 25, 2015, the Company acquired a 25% interest in Dose Media. As results of operations from date of acquisition are not material to the Company, they are not included in the above table.
(3)	Net income that relates to CV include results through October 1, 2014. See above for further information.

	December 31, 2015(1)(2)	December 28, 2014(1)
Current assets	$266,390	$200,006
Non-current assets	$459,718	$492,769
Current liabilities	$190,977	$201,517
Non-current liabilities	$24,745	$21,231
Redeemable non-controlling interest	$24,666	$20,470

(1)	Balance sheet information presented as of December 31, 2015 and December 28, 2014 does not include CV, which was sold by the Company on October 1, 2014. See above for further information.
(2)	Balance sheet information as of December 31, 2015 includes Dose Media.

Other—Write-downs of investments, gains and losses on investment sales, and gains and losses from other investment transactions are included as non-operating items in the Company’s Consolidated Statements of Operations. There were no impairments recorded in 2015, 2014 or 2013. These investments constitute nonfinancial assets measured at fair value on a nonrecurring basis in the Company’s Consolidated Balance Sheet and are classified as Level 3 assets in the fair value hierarchy established under ASC Topic 820. See Note 11 for a description of the hierarchy’s three levels.

The Company does not guarantee any indebtedness or other obligations for any of its equity method investees.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Marketable Equity Securities—As further described in Note 2, on August 4, 2014, the Company completed the Publishing Spin-off and retained 381,354 shares of Tribune Publishing common stock, representing 1.5% of the outstanding common stock of Tribune Publishing. The Company classified the shares of Tribune Publishing common stock as available-for-sale securities. As of December 31, 2015, the fair value and cost basis of the Company’s investment in Tribune Publishing was $4 million and $0, respectively. As of December 31, 2015, the gross unrealized holding gain relating the Company’s investment in Tribune Publishing was $4 million and is reflected in accumulated other comprehensive (loss) income, net of taxes, in the Company’s Consolidated Balance Sheet. The Company has no current plans to sell its shares of Tribune Publishing.

Cost Method Investments—All of the Company’s cost method investments in private companies are recorded at cost, net of write-downs resulting from periodic evaluations of the carrying value of the investments. As of December 31, 2015, the Company’s cost method investments primarily consist of investments in New Cubs LLC (as defined and described below) and Taboola.com LTD (“Taboola”).

Chicago Cubs Transactions—On August 21, 2009, the Company and a newly-formed limited liability company, Chicago Entertainment Ventures, LLC (formerly Chicago Baseball Holdings, LLC), and its subsidiaries (collectively, “New Cubs LLC”), among other parties, entered into an agreement (the “Cubs Formation Agreement”) governing the contribution of certain assets and liabilities related to the businesses of the Chicago Cubs Major League Baseball franchise (the “Chicago Cubs”) owned by the Company and its subsidiaries to New Cubs LLC. The contributed assets included, but were not limited to, the Chicago Cubs Major League, spring training and Dominican Republic baseball operations, Wrigley Field, certain other real estate used in the business, and the 25.34% interest in Comcast SportsNet Chicago, LLC, which operates a local sports programming network in the Chicago area (collectively, the “Chicago Cubs Business”). On August 24, 2009, the Debtors filed a motion in the Bankruptcy Court seeking approval for the Company’s entry into the Cubs Formation Agreement and to perform all transactions necessary to effect the contribution of the Chicago Cubs Business to New Cubs LLC. On the same day, the Debtors announced that Tribune CNLBC, the principal entity holding the assets and liabilities of the Chicago Cubs, would commence a Chapter 11 case at a future date as a means of implementing the transactions contemplated by the Cubs Formation Agreement. On September 24, 2009, the Bankruptcy Court authorized the Debtors to perform the transactions contemplated by the Cubs Formation Agreement. On October 6, 2009, Major League Baseball announced unanimous approval of the transactions by the 29 other Major League Baseball franchises. Tribune CNLBC filed the CNLBC Petition on October 12, 2009, and the Bankruptcy Court granted Tribune CNLBC’s motion to approve the proposed contribution of the Chicago Cubs Business and related assets and liabilities to New Cubs LLC by an order entered on October 14, 2009. The transactions contemplated by the Cubs Formation Agreement and the related agreements thereto (the “Chicago Cubs Transactions”) closed on October 27, 2009. The Company and its contributing subsidiaries and affiliates received a special cash distribution of $705 million, retained certain accounts receivable and certain deferred revenue payments and had certain transaction fees paid on their behalf by New Cubs LLC. In total, these amounts were valued at approximately $740 million. The full amount of the special cash distribution, as well as collections on certain accounts receivable that Tribune CNLBC retained after the transaction, were deposited with Tribune CNLBC. Tribune CNLBC held the funds pending their distribution under a confirmed and effective Chapter 11 plan for the Company, Tribune CNLBC and their affiliates, or further order of the Bankruptcy Court. These funds were fully distributed to the Company’s creditors on the Effective Date.

As a result of these transactions, Ricketts Acquisition LLC (“RA LLC”) owns approximately 95% and the Company owns approximately 5% of the membership interests in New Cubs LLC. RA LLC has operational control of New Cubs LLC. The Company’s equity interest in New Cubs LLC is accounted for as a cost method investment and was recorded at fair value as of October 27, 2009 based on the cash contributed to New Cubs

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

LLC at closing. During 2015, the Company made capital contributions to New Cubs LLC totaling $8 million and continues to maintain its membership interest of approximately 5%. The carrying value of this investment was $15 million at December 31, 2015 and $8 million at December 28, 2014.

The fair market value of the contributed Chicago Cubs Business exceeded its tax basis. The transaction was structured to comply with the partnership provisions of the IRC and related regulations. Accordingly, the distribution of the portion of the special distribution equal to the net proceeds of the debt facilities entered into by New Cubs LLC concurrent with the closing of these transactions did not result in an immediate taxable gain. The portion of the special distribution in excess of the net proceeds of such debt facilities is treated as taxable sales proceeds with respect to a portion of the contributed Chicago Cubs Business (see Note 14).

Concurrent with the closing of the transaction, the Company executed guarantees of collection of certain debt facilities entered into by New Cubs LLC. The guarantees are capped at $699 million plus unpaid interest. The guarantees are reduced as New Cubs LLC makes principal payments on the underlying loans. To the extent that payments are made under the guarantees, the Company will be subrogated to, and will acquire, all rights of the debt lenders against New Cubs LLC.

Newsday Transactions—On May 11, 2008, the Company entered into an agreement (the “Newsday Formation Agreement”) with CSC and NMG Holdings, Inc. to form a new limited liability company (“Newsday LLC”). On July 29, 2008, the Company consummated the closing of the transactions (collectively, the “Newsday Transactions”) contemplated by the Newsday Formation Agreement. Under the terms of the Newsday Formation Agreement, the Company, through Tribune ND, Inc. (formerly Newsday, Inc.) and other subsidiaries of the Company, contributed certain assets and related liabilities of the Newsday Media Group business (“NMG”) to Newsday LLC, and CSC contributed cash of $35 million and newly issued senior notes of Cablevision Systems Corporation (“Cablevision”) with a fair market value of $650 million to NHLLC. The fair market value of the contributed NMG net assets exceeded their tax basis due to the Company’s low tax basis in the contributed intangible assets. However, the transaction did not result in an immediate taxable gain because the transaction was structured to comply with the partnership provisions of the IRC and related regulations.

Concurrent with the closing of this transaction, NHLLC and Newsday LLC borrowed $650 million under a secured credit facility, and the Company received a special cash distribution of $612 million from Newsday LLC as well as $18 million of prepaid rent under two leases for certain facilities used by NMG and located in Melville, New York. Following the closing of the transaction, the Company retained ownership of these facilities. Borrowings under this facility are guaranteed by CSC and NMG Holdings, Inc., each a wholly-owned subsidiary of Cablevision and are secured by a lien on the assets of Newsday LLC and the assets of NHLLC, including $650 million of senior notes of Cablevision issued in 2008 and contributed by CSC. Prior to the sale of its remaining investment in NHLLC, as further described below, the Company indemnified CSC and NMG Holdings, Inc. with respect to any payments that CSC or NMG Holdings, Inc. made under their guarantee of the $650 million of borrowings by NHLLC and Newsday LLC under their secured credit facility. From the July 29, 2008 closing date of the Newsday Transactions through the third anniversary of the closing date, the maximum amount of potential indemnification payments (“Maximum Indemnification Amount”) was $650 million. After the third anniversary, the Maximum Indemnification Amount was reduced by $120 million. The Maximum Indemnification Amount was to be reduced each year thereafter by $35 million until January 1, 2018, at which point the Maximum Indemnification Amount was to be reduced to $0. The Maximum Indemnification Amount was $425 million at December 28, 2014. On September 2, 2015, the Company sold its 3% interest in NHLLC to CSC Holdings, LLC for $8 million and recognized a $3 million gain in connection with the sale. The Company’s remaining deferred tax liability of $101 million (as described in Note 14) became payable upon consummation of the sale. The tax payments were made in the fourth quarter of 2015. At the time of the sale, the Company was also released from all indemnification obligations related to the payments that CSC or NMG Holdings, Inc. are required to make under their guarantee of the $650 million of borrowings by NHLLC and Newsday LLC under their secured credit facility.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Variable Interest Entities—At December 31, 2015, the Company held variable interests, as defined by ASC Topic 810, in Topix (through its investment in TKG Internet Holdings II, LLC) and Las Olas LLC. At December 28, 2014, the Company held variable interests in Topix and Newsday LLC. See Note 1 for further discussion of the Company’s VIEs.

NOTE 10: DEBT

Debt consisted of the following (in thousands):

	December 31, 2015	December 28, 2014
Term Loan Facility due 2020, effective interest rate of 3.82% and 4.04%, net of unamortized discount of $7,084 and $8,118	$2,360,155	$3,471,017
5.875% Senior Notes due 2022	1,100,000	—
Dreamcatcher Credit Facility due 2018, effective interest rate of 4.08%, net of unamortized discount of $33 and $49	18,868	23,914
Other obligations	—	54

Total debt	3,479,023	3,494,985
Less: Debt due within one year	26,479	4,088

Long-term debt, net of current portion	$3,452,544	$3,490,897

Maturities—The Company’s debt and other obligations outstanding as of December 31, 2015 mature as shown below (in thousands):

2016	$27,841
2017	27,841
2018	34,591
2019	23,791
2020	2,272,076
Thereafter	1,100,000

Total debt	3,486,140
Unamortized discounts	(7,117)

Total debt, net of discounts	$3,479,023

Secured Credit Facility—On December 27, 2013, in connection with its acquisition of Local TV, the Company as borrower, entered into a $4.073 billion secured credit facility with a syndicate of lenders led by JPMorgan (the “Secured Credit Facility”). The Secured Credit Facility consisted of a $3.773 billion term loan facility (the “Term Loan Facility”) and a $300 million revolving credit facility (the “Revolving Credit Facility”). The proceeds of the Term Loan Facility were used to pay the purchase price for Local TV and refinance the existing indebtedness of Local TV and the Term Loan Exit Facility (see Note 3). The proceeds of the Revolving Credit Facility are available for working capital and other purposes not prohibited under the Secured Credit Facility. The Revolving Credit Facility includes borrowing capacity for letters of credit and for borrowings on same-day notice, referred to as “swingline loans.” Borrowings under the Revolving Credit Facility are subject to the satisfaction of customary conditions, including absence of defaults and accuracy of representations and warranties. Under the terms of the Secured Credit Facility, the amount of the Term Loan Facility and/or the Revolving Credit Facility may be increased and/or one or more additional term or revolving facilities may be added to the Secured Credit Facility by entering into one or more incremental facilities, subject to a cap equal to the greater of (x) $1.000 billion and (y) the maximum amount that would not cause the Company’s net first lien

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

senior secured leverage ratio (treating debt incurred in reliance of this basket as secured on a first lien basis whether or not so secured), as determined pursuant to the terms of the Secured Credit Facility, to exceed 4.50:1.00.

The obligations of the Company under the Secured Credit Facility are guaranteed by all of the Company’s wholly-owned domestic subsidiaries, other than certain excluded subsidiaries (the “Guarantors”). The Secured Credit Facility is secured by a first priority lien on substantially all of the personal property and assets of the Company and the Guarantors, subject to certain exceptions. The Secured Credit Facility contains customary limitations, including, among other things, on the ability of the Company and its subsidiaries to incur indebtedness and liens, sell assets, make investments and pay dividends to its shareholders.

Amendment

On June 24, 2015, the Company, the Guarantors and JPMorgan, as administrative agent, entered into an amendment (the “Amendment”) to the Secured Credit Facility. Prior to the Amendment and the Prepayment (as defined below), $3.479 billion of term loans (the “Former Term Loans”) were outstanding under the Secured Credit Facility. Pursuant to the Amendment, certain lenders under the Secured Credit Facility converted their Former Term Loans into a new tranche of term loans (the “Converted Term B Loans”), along with certain new lenders who advanced $1.802 billion into the new tranche of term loans (the “New Term B Loans” and, together with the Converted Term B Loans, the “Term B Loans”). The proceeds of Term B Loans advanced by the new lenders were used to prepay in full all of the Former Term Loans that were not converted into Term B Loans. In connection with the Amendment, the Company used the net proceeds from the sale of the Notes (as defined below), together with cash on hand, to prepay (the “Prepayment”) $1.100 billion of the Term B Loans. After giving effect to the Amendment and the Prepayment, there were $2.379 billion of Term B Loans outstanding under the Secured Credit Facility.

Term Loan Facility

As a result of the amendment, the Term B Loans bear interest, at the Company’s election, at a rate per annum equal to either (i) LIBOR, adjusted for statutory reserve requirements on Euro currency liabilities (“Adjusted LIBOR”), subject to a minimum rate of 0.75%, plus an applicable margin of 3.0% or (ii) the sum of a base rate determined as the highest of (a) the federal funds effective rate from time to time plus 0.5%, (b) the prime rate of interest announced by the administrative agent as its prime rate, and (c) Adjusted LIBOR plus 1.0%, plus an applicable margin of 2.0%. Overdue amounts under the Term Loan Facility are subject to additional interest of 2.0% per annum. The Term B Loans mature on December 27, 2020. Quarterly installments in an amount equal to 0.25% of the new principal amount of the Term B Loans are due beginning September 30, 2015. Voluntary prepayments of the Term B Loans are permitted at any time, in minimum principal amounts, without premium or penalty, subject to a 1.00% premium payable in connection with certain repricing transactions within the first twelve months after the Amendment. The Company is required to prepay the Term B Loans: (i) with the proceeds from certain material asset dispositions (but excluding proceeds from dispositions of publishing assets, real estate and its equity investments in CareerBuilder, LLC and Classified Ventures, LLC and, in certain instances, Television Food Network, G.P.), provided that the Company has rights to reinvest the proceeds to acquire assets for use in its business, within specified periods of time, (ii) with the proceeds from the issuance of new debt (other than debt permitted to be incurred under the Secured Credit Facility) and (iii) 50% (or, if the Company’s net first lien senior secured leverage ratio, as determined pursuant to the terms of the Secured Credit Facility, is less than or equal to 4.00:1.00, then 0%) of “excess cash flow” generated by the Company for the fiscal year, as determined pursuant to the terms of the Secured Credit Facility, less the aggregate amount of optional prepayments under the Revolving Credit Facility to the extent that such prepayments are accompanied by a permanent reduction in commitments under the Revolving Credit Facility,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

and subject to a $500 million minimum liquidity threshold before any such prepayment is required, provided that the Company’s mandatory prepayment obligations in the case of clause (i) and clause (iii) above do not apply at any time during which the Company’s corporate rating issued by Moody’s is Baa3 or better and BBB- or better by S&P.

Prior to the Amendment, the Term Loan Facility bore interest, at the election of the Company, at a rate per annum equal to either (i) Adjusted LIBOR, subject to a minimum rate of 1.00%, plus an applicable margin of 3.0% or (ii) the sum of a base rate determined as the highest of (a) the federal funds effective rate from time to time plus 0.5%, (b) the prime rate of interest announced by the administrative agent as its prime rate, and (c) Adjusted LIBOR plus 1.0% (“Alternative Base Rate”), plus an applicable margin of 2.0%.

Quarterly installments in an amount equal to 0.25% of the original principal amount of the Term Loan Facility were due beginning March 31, 2014. As further described in Note 2, on August 4, 2014, the Company used a $275 million cash dividend from Tribune Publishing to permanently repay $275 million of outstanding borrowings under the Term Loan Facility.

The Former Term Loans were issued at a discount of 25 basis points, totaling $9 million, which was being amortized to interest expense over the expected term of the Term Loan Facility. The Company incurred and deferred transaction costs totaling $78 million in connection with the Former Term Loans in fiscal 2013. Transaction costs of $6 million relating to the Term Loan Exit Facility (as defined and described in Note 3 to the Company’s audited consolidated financial statements for the fiscal year ended December 28, 2014), which was extinguished in the fourth quarter of 2013, continued to be amortized over the term of the Term Loan Facility pursuant to ASC Topic 470 “Debt.” As of the date of the Amendment, the aggregate unamortized debt issuance costs totaled $64 million and unamortized debt issue discount totaled $8 million.

In connection with the Amendment, the Company paid fees to Term B Loan lenders of $6 million, which are considered a debt discount, of which $4 million was deferred, and incurred transaction costs of $2 million, of which $1 million was deferred. The Company recorded a loss of $37 million on the extinguishment of the Former Term Loan in the Company’s Consolidated Statement of Operations for the fiscal year ended December 31, 2015 as a portion of the facility was considered extinguished for accounting purposes. The loss included the write-off of unamortized transaction costs of $30 million, an unamortized discount of $4 million and other transaction costs of $4 million. The Company’s unamortized transaction costs related to the Term Loan Facility were $32 million and $70 million at December 31, 2015 and December 28, 2014, respectively. These deferred costs are recorded in other assets in the Company’s Consolidated Balance Sheet and amortized to interest expense over the contractual term of the Term Loan Facility.

Revolving Credit Facility

Loans under the Revolving Credit Facility bear interest, at the election of the Company, at a rate per annum equal to either (i) Adjusted LIBOR plus an applicable margin in the range of 2.75% to 3.0% or (ii) the Alternative Base Rate plus an applicable margin in the range of 1.75% to 2.0%, based on the Company’s net first lien senior secured leverage ratio for the applicable period. The Revolving Credit Facility also includes a fee on letters of credit equal to the applicable margin for Adjusted LIBOR loans and a letter of credit issuer fronting fee equal to 0.125% per annum, in each case, calculated based on the stated amount of letters of credit and payable quarterly in arrears, in addition to the customary charges of the issuing bank. Under the terms of the Revolving Credit Facility, the Company is also required to pay a commitment fee, payable quarterly in arrears, calculated based on the unused portion of the Revolving Credit Facility; the commitment fee will be 0.25%, 0.375% or 0.50% based on the Company’s net first lien senior secured leverage ratio for the applicable period. Overdue amounts under the Revolving Credit Facility are subject to additional interest of 2.0% per annum.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Availability under the Revolving Credit Facility will terminate, and all amounts outstanding under the Revolving Credit Facility will be due and payable on December 27, 2018, but the Company may repay outstanding loans under the Revolving Credit Facility at any time without premium or penalty, subject to breakage costs in certain circumstances. The loans under the Revolving Credit Facility also must be prepaid and the letters of credit cash collateralized or terminated to the extent the extensions of credit under the Revolving Credit Facility exceed the amount of the revolving commitments.

The Revolving Credit Facility includes a covenant which requires the Company to maintain a net first lien leverage ratio of no greater than 5.75 to 1.00 for each period of four consecutive fiscal quarters most recently ended. Beginning with the period ending March 29, 2015, the covenant requires the Company to maintain a net first lien leverage ratio of no greater than 5.25 to 1.00 for each period of four consecutive fiscal quarters most recently ended. The covenant is only required to be tested at the end of each fiscal quarter if the aggregate amount of revolving loans, swingline loans and letters of credit (other than undrawn letters of credit and letters of credit that have been fully cash collateralized) outstanding exceed 25% of the amount of revolving commitments. This covenant was not required to be tested for the quarterly period ended December 31, 2015.

At December 31, 2015, there were no borrowings outstanding under the Revolving Credit Facility; however, there were $23 million of standby letters of credit outstanding, primarily in support of the Company’s workers’ compensation insurance programs.

5.875% Senior Notes due 2022—On June 24, 2015, the Company issued $1.100 billion aggregate principal amount of its 5.875% Senior Notes due 2022 (the “Notes”) under an Indenture, dated as of June 24, 2015 (the “Base Indenture”), among the Company, certain subsidiaries of the Company, as guarantors (the “Subsidiary Guarantors”), and The Bank of New York Mellon Trust Company, N.A. (in such capacity, the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of June 24, 2015, among the Company, the Subsidiary Guarantors and the Trustee (the “First Supplemental Indenture”), the Second Supplemental Indenture, dated as of September 8, 2015, among the Company, the Subsidiary Guarantors party thereto and the Trustee (the “Second Supplemental Indenture”), and the Third Supplemental Indenture, dated as of October 8, 2015, among the Company, the Subsidiary Guarantors party thereto and the Trustee (the “Third Supplemental Indenture” and, together with the Base Indenture, the First Supplemental Indenture and the Second Supplemental Indenture, the “Indenture”). The Company used the net proceeds from the sale of the Notes, together with cash on hand, to make the Prepayment discussed above.

During the second quarter of 2015, the Company incurred and deferred transaction costs of $19 million, which are classified as other assets in the Company’s Consolidated Balance Sheet and amortized to interest expense over the contractual term of the Notes. The Company’s unamortized transaction costs related to the Notes were $17 million at December 31, 2015.

The Notes bear interest at a rate of 5.875% per annum and interest is payable semi-annually in arrears on January 15 and July 15, commencing on January 15, 2016. The Notes mature on July 15, 2022. The Notes are unsecured senior indebtedness of the Company and are effectively subordinated to the Company’s and the Subsidiary Guarantors’ existing and future secured indebtedness, including indebtedness under the Secured Credit Facility, to the extent of the value of the assets securing such indebtedness. The Indenture provides that the guarantee of each Subsidiary Guarantor is an unsecured senior obligation of that Subsidiary Guarantor. The Notes are, subject to certain exceptions, guaranteed by each of the Company’s domestic subsidiaries that guarantee the Company’s obligations under the Secured Credit Facility.

The Company may redeem the Notes, in whole or in part, at any time prior to July 15, 2018, at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to (but excluding) the

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

redemption date, plus the applicable make-whole premium. The Company may redeem the Notes, in whole or in part, at any time (i) on and after July 15, 2018 and prior to July 15, 2019, at a price equal to 102.938% of the principal amount of the Notes, (ii) on or after July 15, 2019 and prior to July 15, 2020, at a price equal to 101.469% of the principal amount of the Notes, and (iii) on or after July 15, 2020, at a price equal to 100.000% of the principal amount of the Notes, in each case, plus accrued and unpaid interest, if any, to (but excluding) the applicable redemption date. In addition, at any time prior to July 15, 2018, the Company may redeem up to 40% of the aggregate principal amount of the Notes with the proceeds of certain equity offerings at a redemption price of 105.875%, plus accrued and unpaid interest, if any, to (but excluding) the date of redemption.

The Indenture contains covenants that, among other things, limit the ability of the Company and the Company’s restricted subsidiaries to: incur additional indebtedness, guarantee indebtedness or issue certain preferred shares; pay dividends on, redeem or repurchase stock or make other distributions in respect of its capital stock; repurchase, prepay or redeem subordinated indebtedness; make loans and investments; create restrictions on the ability of the Company’s restricted subsidiaries to pay dividends to the Company or the Subsidiary Guarantors or make other intercompany transfers; create liens; transfer or sell assets; consolidate, merge or sell or otherwise dispose of all or substantially all of its assets; enter into certain transactions with affiliates; and designate subsidiaries as unrestricted subsidiaries. Upon the occurrence of certain events constituting a change of control triggering event, the Company is required to make an offer to repurchase all of the Notes (unless otherwise redeemed) at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any to (but excluding) the repurchase date. If the Company sells assets under certain circumstances, it must use the proceeds to make an offer to purchase the Notes at a price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to (but excluding) the repurchase date.

Notes Registration Rights Agreement

In connection with the issuance of the Notes, the Company and the Subsidiary Guarantors entered into an exchange and registration rights agreement, dated as of June 24, 2015, with Deutsche Bank Securities Inc. and Citigroup Global Markets Inc. (the “Notes Registration Rights Agreement”). Pursuant to the Notes Registration Rights Agreement, the Company and the Subsidiary Guarantors have agreed to file an exchange offer registration statement with the Securities and Exchange Commission (the “SEC”) to exchange the Notes and the Guarantees for substantially identical securities registered under the Securities Act of 1933, as amended. The Company and the Subsidiary Guarantors have also agreed to file a shelf registration statement to cover resales of the Notes and the Guarantees under certain circumstances. The Company and the Subsidiary Guarantors agreed to use their commercially reasonable efforts to cause the exchange offer to be consummated as promptly as reasonably practicable after the exchange offer registration statement has become effective and to cause the exchange offer to become effective within 270 days following the issue date of the Notes. In addition, if the exchange offer has not been completed within 360 days after the issue date of the Notes, the Company and the Subsidiary Guarantors have agreed to use their commercially reasonable efforts to file a shelf registration statement and to cause such shelf registration statement to become effective within 90 days of filing such shelf registration statement. If the registration obligations under the Notes Registration Rights Agreement have not been satisfied, under certain circumstances, additional interest will accrue on the Notes for the period from the occurrence of such a registration default (but only with respect to one registration default at any particular time) until such time as all registration defaults have been cured at a rate per annum equal to 0.25% during the first 90-day period following the occurrence of such registration default which rate shall increase by an additional 0.25% during each subsequent 90-day period, up to a maximum of 0.50%.

Dreamcatcher—In addition, the Company and the Guarantors guarantee the obligations of Dreamcatcher under its $27 million senior secured credit facility (the “Dreamcatcher Credit Facility”) entered into in connection with Dreamcatcher’s acquisition of the Dreamcatcher stations (see Note 5). The obligations of the Company and the Guarantors under the Dreamcatcher Credit Facility are secured on a pari passu basis with its obligations under the Secured Credit Facility.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Senior Toggle Notes—In conjunction with the acquisition of Local TV on December 27, 2013 (see Note 5), the Company provided a notice to holders of the Senior Toggle Notes that it intended to redeem such notes within a thirty-day period. On December 27, 2013, the Company deposited $202 million with the Trustee ($174 million of which, inclusive of accrued interest of $2 million, was payable to third parties and the remaining $28 million was payable to a subsidiary of the Company), together with irrevocable instructions to apply the deposited money to the full repayment of the Senior Toggle Notes. At December 29, 2013, the $202 million deposit was presented as restricted cash and cash equivalents on the Company’s Consolidated Balance Sheet. The Senior Toggle Notes were fully repaid on January 27, 2014 through the use of the deposited funds held by the Trustee, including amounts owed to the Company’s subsidiary.

Other—During 2014, the Company incurred $10 million of transaction costs related to a senior secured credit facility which was entered into by Tribune Publishing in connection with the spin-off of the Company’s principal publishing operations on August 4, 2014. The related assets and liabilities for these transaction costs were distributed to Tribune Publishing in the Publishing Spin-off (see Note 2).

Exit Financing Facilities—On the Effective Date, Reorganized Tribune Company as borrower, along with certain of its operating subsidiaries as guarantors, entered into a $1.100 billion secured term loan facility with a syndicate of lenders led by JPMorgan (the “Term Loan Exit Facility”). Reorganized Tribune Company as borrower, along with certain of its operating subsidiaries as additional borrowers or guarantors, also entered into a secured asset-based revolving credit facility of $300 million, subject to borrowing base availability, with a syndicate of lenders led by Bank of America, N.A. (the “ABL Exit Facility” and together with the Term Loan Exit Facility, the “Exit Financing Facilities”). The proceeds from the Term Loan Exit Facility were used to fund certain required payments under the Plan (see Note 3). In connection with entering into the Secured Credit Facility to fund the Local TV Acquisition (see Note 5), the Exit Financing Facilities were terminated and repaid in full on December 27, 2013. The lenders under the Term Loan Exit Facility received $1.106 billion consisting of $1.095 billion in principal and accrued interest and a prepayment premium of $11 million. There were no amounts outstanding under the ABL Exit Facility at the time of termination. The Company recognized a loss of $28 million on the extinguishment of the Term Loan Exit Facility in its Consolidated Statement of Operations for the year ended December 29, 2013, which includes the prepayment premium of $11 million, unamortized debt issuance costs of $7 million and an unamortized original issuance discount of $10 million.

NOTE 11: FAIR VALUE MEASUREMENTS

The Company measures and records in its consolidated financial statements certain assets and liabilities at fair value. ASC Topic 820 establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs). This hierarchy consists of the following three levels:

•	Level 1—Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market.

•	Level 2—Assets and liabilities whose values are based on inputs other than those included in Level 1, including quoted market prices in markets that are not active; quoted prices of assets or liabilities with similar attributes in active markets; or valuation models whose inputs are observable or unobservable but corroborated by market data.

•	Level 3—Assets and liabilities whose values are based on valuation models or pricing techniques that utilize unobservable inputs that are significant to the overall fair value measurement.

The Company’s investment in Tribune Publishing is recorded at fair value and is categorized as Level 1 within the fair value hierarchy as the common stock of Tribune Publishing is publicly traded on the NYSE. The

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Company’s investment in Tribune Publishing is measured at fair value on a recurring basis. As of December 31, 2015 the fair value and cost basis of the Company’s investment in Tribune Publishing was $4 million and $0, respectively. As of December 28, 2014 the fair value and cost basis of the Company’s investment in Tribune Publishing was $9 million and $0, respectively.

Certain assets are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis, but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).

The carrying values of cash and cash equivalents, restricted cash and cash equivalents, trade accounts receivable and trade accounts payable approximate fair value due to their short term to maturity.

Estimated fair values and carrying amounts of the Company’s financial instruments that are not measured at fair value on a recurring basis are as follows (in thousands):

	December 31, 2015		December 28, 2014
	Fair Value	Carrying Amount	Fair Value	Carrying Amount
Cost method investments	$20,868	$20,868	$18,238	$18,238
Convertible note receivable	$—	$—	$2,000	$2,000
Term Loan Facility	$2,328,038	$2,360,155	$3,411,744	$3,471,017
5.875% Senior Notes due 2022	$1,108,250	$1,100,000	$—	$—
Dreamcatcher Credit Facility	$18,587	$18,868	$23,498	$23,914

The following methods and assumptions were used to estimate the fair value of each category of financial instruments.

Cost Method Investments—Cost method investments in private companies are recorded at cost, net of write-downs resulting from periodic evaluations of the carrying value of the investments. No events or changes in circumstances occurred during 2015 or 2014 that suggested a significant adverse effect on the fair value of the Company’s investments. The carrying value of the cost method investments at both December 31, 2015 and December 28, 2014 approximated fair value. The cost method investments would be classified in Level 3 of the fair value hierarchy.

Convertible Note Receivable—As of December 28, 2014, the Company held a $2 million convertible note receivable from a private company which was recorded at cost. During 2015, the Company determined that there was a decline in the fair value of the convertible note receivable that was other than temporary. Therefore, the Company recorded a $2 million non-cash pretax charge to write down the value of the convertible note receivable, which is included in non-operating items in the Consolidated Statement of Operations for the year ended December 31, 2015.

Term Loan Facility—The fair value of the outstanding principal balance of the term loans under the Company’s Term Loan Facility at both December 31, 2015 and December 28, 2014 is based on pricing from observable market information in a non-active market and would be classified in Level 2 of the fair value hierarchy.

5.875% Senior Notes due 2022—The fair value of the outstanding principal balance of the Company’s 5.875% Senior Notes due 2022 at December 31, 2015 is based on pricing from observable market information in a non-active market and would be classified in Level 2 of the fair value hierarchy.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Dreamcatcher Credit Facility—The fair value of the outstanding principal balance of the Company’s Dreamcatcher Credit Facility at both December 31, 2015 and December 28, 2014 is based on pricing from observable market information for similar instruments in a non-active market and would be classified in Level 2 of the fair value hierarchy.

NOTE 12: CONTRACTS PAYABLE FOR BROADCAST RIGHTS

Contracts payable for broadcast rights totaled $622 million and $459 million at December 31, 2015 and December 28, 2014, respectively. Scheduled future obligations under contractual agreements for broadcast rights at December 31, 2015 are as follows (in thousands):

2016	$236,676
2017	120,256
2018	97,038
2019	90,343
2020	58,341
Thereafter	19,129

Total	$621,783

NOTE 13: COMMITMENTS AND CONTINGENCIES

Broadcast Rights—The Company has entered into certain contractual commitments for broadcast rights that are not currently available for broadcast, including programs not yet produced. In accordance with ASC Topic 920, such commitments are not included in the Company’s consolidated financial statements until the cost of each program is reasonably determinable and the program is available for its first showing or telecast. If programs are not produced, the Company’s commitments would expire without obligation. Payments for broadcast rights generally commence when the programs become available for broadcast. At December 31, 2015 and December 28, 2014, these contractual commitments totaled $999 million and $960 million, respectively.

Operating Leases—The Company leases certain equipment and office and production space under various operating leases. Net lease expense from continuing operations was $30 million in 2015, $27 million in 2014 and $20 million in 2013. The Company’s future minimum lease payments under non-cancelable operating leases at December 31, 2015 were as follows (in thousands):

2016	$29,302
2017	25,836
2018	20,615
2019	17,967
2020	17,227
Thereafter	68,972

Total	$179,919

Other Commitments—At December 31, 2015, the Company had commitments related to the purchase of technology services, news and market data services, and talent contracts totaling $347 million.

FCC Regulation—Various aspects of the Company’s operations are subject to regulation by governmental authorities in the United States. The Company’s television and radio broadcasting operations are subject to FCC

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

jurisdiction under the Communications Act of 1934, as amended. FCC rules, among other things, govern the term, renewal and transfer of radio and television broadcasting licenses, and limit the number of media interests in a local market that a single entity can own. Federal law also regulates the rates charged for political advertising and the quantity of advertising within children’s programs.

Television and radio broadcast station licenses are granted for terms of up to eight years and are subject to renewal by the FCC in the ordinary course, at which time they may be subject to petitions to deny the license renewal applications. As of February 29, 2016, the Company had FCC authorization to operate 39 television stations and one AM radio station.

Under the FCC’s “Local Television Multiple Ownership Rule” (the “Duopoly Rule”), the Company may own up to two television stations within the same Nielsen Designated Market Area (“DMA”) (i) provided certain specified signal contours of the stations do not overlap, (ii) where certain specified signal contours of the stations overlap but, at the time the station was created, no more than one of the stations was a top 4-rated station and the market would continue to have at least eight independently-owned full power stations after the station combination is created or (iii) where certain waiver criteria are met. The Company owns duopolies permitted under the “top-4/8 voices” test in the Seattle, Denver, St. Louis, Indianapolis, Oklahoma City and New Orleans DMAs. The Indianapolis duopoly is permitted under the Duopoly Rule because it met the top-4/8 voices test at the time we acquired WTTV(TV)/WTTK(TV) in July 2002. Duopoly Rule waivers granted in connection with the FCC’s approval of the Company’s plan of reorganization (the “Exit Order”) or the Local TV Acquisition (the “Local TV Transfer Order”) authorize the Company’s ownership of duopolies in the New Haven-Hartford and Fort Smith-Fayetteville DMAs, and full power “satellite” stations in the Denver and Indianapolis DMAs.

Under the FCC’s “Newspaper Broadcast Cross Ownership Rule” (the “NBCO Rule”), the Company and holders of “attributable interests” in the Company generally are prohibited from owning or holding attributable interests in both daily newspapers and broadcast stations in the same market. On August 4, 2014, the Company completed the Publishing Spin-off and retained 381,354 shares of Tribune Publishing common stock, representing 1.5% of the outstanding common stock of Tribune Publishing (see Note 2). The Company determined that it does not have an attributable interest in the daily newspaper business or operations of Tribune Publishing. As a result of the pro rata distribution of Tribune Publishing stock to shareholders of the Company, the three attributable shareholders of the Company (collectively, the “Attributable Shareholders”) became attributable shareholders of Tribune Publishing. The residual common attributable interests of the Attributable Shareholders in the Company and Tribune Publishing maintain the status quo with respect to these shareholders’ interests in the companies.

The Company’s television/newspaper interests are subject to a temporary waiver of the NBCO Rule which was granted by the FCC in conjunction with its approval of the Exit Order. On November 12, 2013, the Company filed with the FCC a request for extension of the temporary NBCO Rule waivers granted in the Exit Order. That request is pending. Meanwhile, in its pending 2014 Quadrennial Review of the ownership rules, the FCC is considering a proposal that would modify the NBCO Rule by establishing a favorable presumption with respect to certain daily newspaper/broadcast combinations in the 20 largest markets and a rebuttable negative presumption with respect to such combinations in all other markets. The proceeding is pending. The Company cannot predict the outcome of this proceeding or whether the FCC will allow the Company’s existing temporary waiver to remain in effect pending the conclusion of the proceeding.

The FCC’s “National Television Multiple Ownership Rule” prohibits the Company from owning television stations that, in the aggregate, reach more than 39% of total U.S. television households, subject to a 50% discount of the number of television households attributable to UHF stations (the “UHF Discount”). The Company’s current national reach would exceed the 39% cap on an undiscounted basis. In a pending rulemaking

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proceeding the FCC has proposed to repeal the UHF Discount but to grandfather existing combinations that exceed the 39% cap. Under the FCC’s proposal, absent a waiver, a grandfathered station group would have to come into compliance with the modified cap upon a sale or transfer of control. If adopted as proposed, the elimination of the UHF Discount would affect the Company’s ability to acquire additional television stations (including the Dreamcatcher stations that are the subject of certain option rights held by the Company, see Note 5 for further information).

The Company provides certain operational support and other services to the Dreamcatcher stations pursuant to shared services agreements (“SSA”). In its pending 2014 Quadrennial Review proceeding, the FCC is seeking comment on proposals to adopt reporting requirements for SSAs. The Company cannot predict the outcome of that proceeding or its effect on the Company’s business or operations. Meanwhile, in a public notice released on March 12, 2014, the FCC announced that pending and future transactions involving SSAs will be subject to a higher level of scrutiny if they include a combination of certain operational and economic features. Although the Company currently has no transactions pending before the FCC that would be subject to such higher scrutiny, this policy could limit the Company’s future ability to enter into SSAs or similar arrangements.

In a Report and Order and Further Notice of Proposed Rulemaking issued on March 31, 2014, the FCC is seeking comment on whether to eliminate or modify its “network non-duplication” and “syndicated exclusivity” rules, pursuant to which local television stations may enforce their contractual exclusivity rights with respect to network and syndicated programming. Pursuit to the Satellite Television Extension and Localism Act of 2010 (“STELA”) Reauthorization Act, enacted in December 2014 (“STELAR”), the FCC has adopted regulation prohibiting a television station from coordinating retransmission consent negotiations or negotiating retransmission consent on a joint basis with a separately owned television station in the same market. The Company does not currently engage in retransmission consent negotiations jointly with any other stations in its markets. In response to Congress’s directive in STELAR, on September 2, 2015, the FCC issued a Notice of Proposed Rulemaking (“NPRM”) seeking comment on whether the FCC should make changes to its rules requiring that commercial broadcast television stations and multichannel video programming distributors (“MVPDs”) negotiate in “good faith” for the retransmission by MVPDs of local television signals. Under the Communications Act, MVPDs may not retransmit a commercial broadcast television station’s signal without the station’s consent (unless the station has elected “must-carry” status). Stations and MVPDs are required to negotiate for retransmission consent in “good faith.” The FCC’s rules implementing the good faith requirement identify certain practices that presumptively violate the obligation to negotiate in good faith. The FCC also may consider whether other practices violate the good faith requirement under the “totality of the circumstances.” The NPRM seeks comment generally on the state of the retransmission consent market and the effectiveness of the FCC’s existing rules. Although the NPRM does not propose any changes to the existing rules, it asks whether several practices should be considered consistent with, or a violation of, the good faith requirement. The Company cannot predict the impact of the FCC’s proposals on the Company’s business.

Federal legislation enacted in February 2012 authorizes the FCC to conduct voluntary “incentive auctions” in order to reallocate certain spectrum currently occupied by television broadcast stations to mobile wireless broadband services, to “repack” television stations into a smaller portion of the existing television spectrum band and to require television stations that do not participate in the auction to modify their transmission facilities, subject to reimbursement for reasonable relocation costs up to an industry-wide total of $1.75 billion. If any of the Company’s television stations are required to change frequencies or otherwise modify their operations, the stations could incur substantial conversion costs, reduction or loss of over-the-air signal coverage or an inability to provide high definition programming and additional program streams. The FCC has adopted rules to implement the incentive auction and repacking through a number of orders and public notices. Applications to participate in the auction were due on January 12, 2016 and the auction is scheduled to begin on March 29, 2016, but may be cancelled, delayed or materially altered. The Company has filed applications to participate in the

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auction. The Company cannot predict the likelihood, timing or outcome of the incentive auction, or any related FCC regulatory action. The FCC has adopted strict communications prohibitions with respect to the auction which went into effect on January 12, 2016, and will remain in effect until the FCC publicly announces that the auction has ended (which could be as late as fourth quarter 2016 or later). During such time, the Company and its agents, employees, officers and directors are prohibited from directly or indirectly communicating-both internally and externally-certain information regarding the Company’s auction participation.

As described in Note 5, the Company completed the Local TV Acquisition on December 27, 2013 pursuant to FCC staff approval granted on December 20, 2013 in the Local TV Transfer Order. On January 22, 2014, Free Press filed an Application for Review seeking review by the full Commission of the Local TV Transfer Order. The Company filed an Opposition to the Application for Review on February 21, 2014. Free Press filed a reply on March 6, 2014. The matter is pending.

On January 27, 2016, the FCC announced the initiation of a proceeding entitled “Proposal to Unlock the Set-Top Box: Creating Choice & Innovation.” On February 18, 2016, the FCC released a Notice of Proposed Rule Making. While the period to comment on this NPRM is still on-going, one proposed requirement in the NPRM is that program providers pass through information about what programming is available, such as channel and program information and “entertainment identifier register IDs.” Adoption of this requirement without, among other things, adequately protecting proprietary and intellectual property rights in program guide content of which we are a major producer and distributor, and respecting contracts between entertainment data providers and their customers could negatively affect our entertainment data licensing business.

From time to time, the FCC revises existing regulations and policies in ways that could affect the Company’s broadcasting operations. In addition, Congress from time to time considers and adopts substantive amendments to the governing communications legislation. The Company cannot predict such actions or their resulting effect upon the Company’s business and financial position.

Other Contingencies—The Company and its subsidiaries are defendants from time to time in actions for matters arising out of their business operations. In addition, the Company and its subsidiaries are involved from time to time as parties in various regulatory, environmental and other proceedings with governmental authorities and administrative agencies. See Note 14 for a discussion of potential income tax liabilities.

The Company does not believe that any other matters or proceedings presently pending will have a material adverse effect, individually or in the aggregate, on its consolidated financial position, results of operations or liquidity.

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NOTE 14: INCOME TAXES

The following is a reconciliation of income taxes from continuing operations computed at the U.S. federal statutory rate of 35% to income tax expense from continuing operations reported in the Consolidated Statements of Operations (in thousands):

	Successor			Predecessor
	2015	2014	2013	December 31, 2012
(Loss) Income from continuing operations before income taxes	$(297,595)	$741,810	$258,907	$8,284,314

Federal income taxes (35% in 2015, 2014 and 2013)	(104,158)	259,633	90,617	—
State and local income taxes, net of federal tax benefit	3,149	31,535	11,768	—
Domestic production activities deduction	(6,796)	(7,910)	(7,560)	—
Non-deductible reorganization and acquisition costs	1,234	4,268	6,466	—
Non-deductible goodwill	133,350	—	—	—
Income tax settlements and other adjustments, net	(9,288)	(1,801)	(15,878)	—
Tax rate change due to Publishing Spin-off	—	(10,810)	—	—
Excess capital losses	—	—	6,944	—
Other, net	4,832	3,784	3,608	—
Income taxes on reorganization items	—	—	—	181,734
Income taxes attributable to fair value adjustments	—	—	—	888,455

Income tax expense from continuing operations	$22,323	$278,699	$95,965	$1,070,189

Effective tax rate	(7.5)%	37.6%	37.1%	12.9%

Subchapter S Corporation Election, Subsequent Conversion to C Corporation and Implementation of Fresh-Start Reporting—On March 13, 2008, the Predecessor filed an election to be treated as a subchapter S corporation under the IRC, which election became effective as of the beginning of the Predecessor’s 2008 fiscal year. The Predecessor also elected to treat nearly all of its subsidiaries as qualified subchapter S subsidiaries. Subject to certain limitations (such as the built-in gain tax applicable for 10 years to gains accrued prior to the election), the Predecessor was no longer subject to federal income tax. Instead, the Predecessor’s taxable income was required to be reported by its shareholders. The ESOP was the Predecessor’s sole shareholder and was not taxed on the share of income that was passed through to it because the ESOP was a qualified employee benefit plan. Although most states in which the Predecessor operated recognize the subchapter S corporation status, some imposed income taxes at a reduced rate.

As a result of the election and in accordance with ASC Topic 740, the Predecessor reduced its net deferred income tax liabilities to report only deferred income taxes relating to states that assess taxes on subchapter S corporations and subsidiaries that were not qualified subchapter S subsidiaries.

On the Effective Date and in accordance with and subject to the terms of the Plan, (i) the ESOP was deemed terminated in accordance with its terms, (ii) all of the Predecessor’s $0.01 par value common stock held by the ESOP was cancelled and (iii) new shares of Reorganized Tribune Company were issued to shareholders who did not meet the necessary criteria to qualify as a subchapter S corporation shareholder. As a result, Reorganized Tribune Company converted from a subchapter S corporation to a C corporation under the IRC and therefore is subject to federal and state income taxes in periods subsequent to the Effective Date. The net tax expense relating to this conversion and other reorganization adjustments recorded in connection with Reorganized Tribune Company’s emergence from bankruptcy was $195 million, which was reported as an increase in income tax expense in the Predecessor’s Consolidated Statement of Operations for December 31, 2012. In addition, the implementation of fresh-start reporting, as described in Note 4, resulted in an aggregate increase of $968 million

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in income tax expense in the Predecessor’s Consolidated Statement of Operations for December 31, 2012. As a C corporation, Reorganized Tribune Company is subject to income taxes at a higher effective tax rate.

As described in Note 4, amounts included in the Predecessor’s accumulated other comprehensive income (loss) at December 30, 2012 were eliminated. As a result, the Company recorded $1.071 billion of previously unrecognized cumulative pretax losses in reorganization items, net and a related income tax benefit of $163 million in the Predecessor’s Consolidated Statement of Operations for December 31, 2012.

In 2015, income tax expense amounted to $22 million, which reflects the tax impact of the reversal of $381 million of book loss related to an impairment of non-deductible goodwill. In addition, tax expense included favorable adjustments of $9 million related to the resolution of certain federal and state income tax matters and other adjustments.

In 2014, income tax expense amounted to $279 million, which included favorable adjustments of $2 million primarily related to the resolution of certain federal income tax matter and an $11 million one-time benefit due to the decrease in the Company’s net state deferred tax liabilities as a result of the change in the Company’s income tax rate immediately following the Publishing Spin-off.

In 2013, income tax expense amounted to $96 million primarily as a result of the Company’s conversion to a C corporation as discussed above. Income tax expense in 2013 includes $16 million of income tax benefit primarily related to the resolution of certain federal income tax matters and refunds of interest paid on prior tax assessments, partially offset by $7 million of income tax expense related to capital losses generated in 2013 but not utilized and not available to carryforward as a result of emergence from bankruptcy (see “Emergence from Chapter 11” section below).

The net income tax expense in the Predecessor’s Consolidated Statement of Operations for December 31, 2012 totaled $1.001 billion, of which a $70 million income tax benefit is included in income (loss) from discontinued operations, net of taxes. See Note 4 for further information.

The Company has not recorded a provision for deferred U.S. income tax expense on the undistributed earnings of foreign subsidiaries since the Company intends to indefinitely reinvest the earnings of these foreign subsidiaries outside the U.S. The amount of undistributed foreign earnings was less than $2 million at both December 31, 2015 and December 28, 2014 and less than $1 million at December 29, 2013. The determination of the amount of unrecognized U.S. deferred income tax liability with respect to these undistributed foreign earnings is not practicable.

Components of income tax expense from continuing operations were as follows (in thousands):

	Successor			Predecessor
	2015	2014	2013	December 31, 2012
Current:
U.S. federal	$145,034	$382,727	$97,914	$(7,246)
State and local	17,364	77,179	20,308	1,047

Sub-total	162,398	459,906	118,222	(6,199)

Deferred:
U.S. federal	(119,813)	(136,869)	(18,727)	918,604
State and local	(20,262)	(44,338)	(3,530)	157,784

Sub-total	(140,075)	(181,207)	(22,257)	1,076,388

Total income tax expense from continuing operations	$22,323	$278,699	$95,965	$1,070,189

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Significant components of the Company’s net deferred tax assets and liabilities were as follows (in thousands):

	December 31, 2015	December 28, 2014
Deferred tax assets:
Broadcast rights	$86,451	$71,407
Postretirement benefits other than pensions	3,933	5,570
Stock-based compensation and other employee benefits	17,721	13,447
Pensions	180,368	185,514
Other accrued liabilities	18,904	21,923
Other future deductible items	18,132	14,451
Net operating loss carryforwards	11,072	12,327
Accounts receivable	3,102	2,671

	339,683	327,310
Valuation allowance on net operating loss carryforwards	(2,909)	(7,557)

Total deferred tax assets	$336,774	$319,753

Deferred tax liabilities:
Net intangible assets	$669,056	$668,450
Investments	418,908	442,554
Deferred gain on partnership contributions	164,322	283,950
Net properties	61,304	49,122
Other	5,807	2,216

Total deferred tax liabilities	1,319,397	1,446,292

Net deferred tax liabilities	$982,623	$1,126,539

The net deferred tax liability of $983 million is reported in the Consolidated Balance Sheet at December 31, 2015 as a non-current deferred tax asset of $1 million (a component of other non-current assets) and a non-current deferred tax liability of $984 million.

Federal, State and Foreign Operating Loss Carryforwards—At December 31, 2015 and December 28, 2014, the Company had approximately $132 million and $149 million, respectively, of federal, state and foreign operating loss carryforwards. The carryforwards will expire between 2016 and 2033. For the year ended December 31, 2015, the Company recorded a $5 million reduction to the valuation allowance on the basis of management’s reassessment of the related net operating losses that are more likely than not to be realized.

Newsday and Chicago Cubs Transactions—As further described in Note 9, the Company consummated the closing of the Newsday Transactions on July 29, 2008. As a result of these transactions, CSC, through NMG Holdings, Inc., owned approximately 97% and the Company owned approximately 3% of NHLLC. The fair market value of the contributed NMG net assets exceeded their tax basis and did not result in an immediate taxable gain because the transaction was structured to comply with the partnership provisions of the IRC and related regulations. In March 2013, the IRS issued its audit report on the Company’s federal income tax return for 2008 which concluded that the gain should have been included in the Company’s 2008 taxable income. Accordingly, the IRS has proposed a $190 million tax and a $38 million accuracy-related penalty. After-tax interest on the proposed tax and penalty through December 31, 2015 would be approximately $37 million. The Company disagrees with the IRS’s position and has timely filed its protest in response to the IRS’s proposed tax adjustments. The Company is contesting the IRS’s position in the IRS administrative appeals division. If the IRS

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position prevails, the Company would also be subject to approximately $32 million, net of tax benefits, of state income taxes through December 31, 2015. If the IRS prevails, the tax, interest and penalty due will be offset by any tax payments made relating to this transaction subsequent to 2008. As of December 31, 2015, the Company has made approximately $137 million of federal and state tax payments through its regular tax reporting process. The Company does not maintain any tax reserves relating to the Newsday Transactions. In accordance with ASC Topic 740, “Income Taxes,” the Company’s Consolidated Balance Sheet at December 28, 2014 included a deferred tax liability of $110 million related to the future recognition of taxable income related to the Newsday Transactions. As further described in Note 9, on September 2, 2015, the Company sold its remaining interest in the Newsday partnership. The Company’s remaining deferred tax liability of $101 million became payable upon the consummation of the sale. The tax payments were made in the fourth quarter of 2015. The sale of its partnership interest does not impact the ongoing IRS audit, nor does it change the Company’s view on the tax position(s) taken on the original transaction.

As further described in Note 9, the Company consummated the closing of the Chicago Cubs Transactions on October 27, 2009. As a result of these transactions, Ricketts Acquisition LLC owns 95% and the Company owns 5% of the membership interests in New Cubs LLC. The fair market value of the contributed assets exceeded the tax basis and did not result in an immediate taxable gain because the transaction was structured to comply with the partnership provisions of the IRC and related regulations. The IRS is currently auditing the Company’s 2009 federal income tax return which includes the Chicago Cubs Transactions. The Company expects the IRS audit to be concluded during 2016. If the gain on the Chicago Cubs Transactions is deemed by the IRS to be taxable in 2009, the federal and state income taxes would be approximately $225 million before interest and penalties. If the IRS prevails, any tax, interest and penalty due will be offset by any tax payments made relating to this transaction subsequent to 2009. As of December 31, 2015, the Company has paid approximately $35 million through its regular tax reporting process. The Company does not maintain any tax reserves relating to the Chicago Cubs Transactions. In accordance with ASC Topic 740, the Company’s Consolidated Balance Sheet at December 31, 2015 and December 28, 2014 includes a deferred tax liability of $164 million and $174 million, respectively, related to the future recognition of taxable income related to the Chicago Cubs Transactions.

Accounting for Uncertain Tax Positions—The Company accounts for uncertain tax positions in accordance with ASC Topic 740, which addresses the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under ASC Topic 740, a company may recognize the tax benefit of an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. ASC Topic 740 requires the tax benefit recognized in the financial statements to be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC Topic 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure.

The Company’s liability for unrecognized tax benefits totaled $34 million at December 31, 2015 and $19 million at December 28, 2014. If all of the unrecognized tax benefits at those dates had been recognized, there would have been a favorable $26 million and $17 million impact on the Company’s reported income tax expense in 2015 and 2014, respectively.

As allowed by ASC Topic 740, the Company recognizes accrued interest and penalties related to uncertain tax positions in income tax expense. At both December 31, 2015 and December 28, 2014, the Company’s accrued interest and penalties related to uncertain tax positions totaled less than $1 million.

The IRS has completed its audits of the Company’s returns for all fiscal years prior to 2008 and the Company has paid all taxes relating to tax years ended prior to 2008. State income tax returns are generally subject to examination for a period of three to five years after they are filed, although many states often receive

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extensions of time from the Company. In addition, states may examine the state impact of any federal changes for a period of up to one year after the states are formally notified of the changes. The Company currently has various state income tax returns in the process of examination or administrative appeals. No foreign income tax returns are currently in the process of examination or administrative appeal.

The following summarizes the changes in the Company’s liability for unrecognized tax benefits during 2013, 2014 and 2015 (in thousands):

Liability at December 30, 2012	$23,582
Gross increase as a result of tax positions related to a prior period	642
Gross increase as a result of tax positions related to the current period	7,009
Decreases related to settlements with taxing authorities	(9,689)

Liability at December 29, 2013	$21,544
Gross increase as a result of tax positions related to a prior period	913
Decrease related to statute of limitations expirations	(3,605)

Liability at December 28, 2014	$18,852
Gross increase as a result of tax positions related to a prior period	12,573
Gross increase as a result of tax positions related to the current period	3,841
Decrease related to statute of limitations expirations	(1,634)

Liability at December 31, 2015	$33,632

Although management believes its estimates and judgments are reasonable, the resolutions of the Company’s tax issues are unpredictable and could result in tax liabilities that are significantly higher or lower than that which has been provided by the Company. The Company believes it is reasonably possible that the total amount of unrecognized tax benefits could decrease by approximately $10 million within the next twelve months due to the resolution of tax examination issues and statute of limitations expirations.

Emergence From Chapter 11—Prior to the Effective Date, the Company and its subsidiaries consummated an internal restructuring, pursuant to and in accordance with the terms of the Plan. These restructuring transactions included, among other things, (i) converting certain of the Company’s subsidiaries into limited liability companies or merging certain of the Company’s subsidiaries into newly-formed limited liability companies, (ii) consolidating and reallocating certain operations, entities, assets and liabilities within the organizational structure of the Company and (iii) establishing a number of real estate holding companies. These transactions had no impact on reported income tax expense for 2012.

Generally, for federal tax purposes, the discharge of a debt obligation in a bankruptcy proceeding for an amount less than its adjusted issue price (as defined in the IRC) creates cancellation of indebtedness income (“CODI”) that is excludable from the obligor’s taxable income. However, certain income tax attributes are reduced by the amount of CODI. The prescribed order of income tax attribute reduction is as follows: (i) net operating losses for the year of discharge and net operating loss carryforwards, (ii) most credit carryforwards, including the general business credit and the minimum tax credit, (iii) net capital losses for the year of discharge and capital loss carryforwards and (iv) the tax basis of the debtors’ assets. At the Effective Date, a subsidiary of Reorganized Tribune Company had a net operating loss carryforward which was reduced to zero as a result of the CODI rules. The CODI rules also require Reorganized Tribune Company to reduce any capital losses generated and not utilized during 2013. The impact of the reduction in tax basis of assets and the elimination of the net operating loss carryforward were reflected in income tax expense in the Predecessor’s Consolidated Statement of Operations for December 31, 2012.

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NOTE 15: PENSION AND OTHER RETIREMENT PLANS

Employee Pension Plans—The Tribune Company pension plan was frozen as of December 1998 in terms of pay and service. An employee stock ownership plan established in 1988 was fully allocated at the end of 2003 and was replaced by an enhanced 401(k) plan in 2004.

In connection with the Times Mirror acquisition, the Company assumed defined benefit pension plans and various other contributory and non-contributory retirement plans covering substantially all of Times Mirror’s former employees. In general, benefits under the Times Mirror defined benefit plans were based on the employee’s years of service and compensation during the last five years of employment. In December 2005, the pension plan benefits for former Times Mirror non-union and non-Newsday employees were frozen. In March 2006, the pension plan benefits for Newsday union and non-union employees were frozen. Benefits provided by Times Mirror’s Employee Stock Ownership Plan (“Times Mirror ESOP”), which was fully allocated as of December 31, 1994, are used to offset certain pension plan benefits and, as a result, the defined benefit plan obligations are net of the actuarially equivalent value of the benefits earned under the Times Mirror ESOP. The maximum offset is equal to the value of the benefits earned under the defined benefit plan.

Effective January 1, 2008, the Tribune Company pension plan was amended to provide a tax-qualified, non-contributory guaranteed cash balance benefit for eligible employees. In addition, effective December 31, 2007, the Tribune Company pension plan was amended to provide a special one-time initial cash balance benefit for eligible employees. On November 3, 2009, the Company announced that participant cash balance accounts in the Tribune Company pension plan would be frozen after an allocation equal to 3% of eligible compensation for the 2009 plan year was made to the accounts of eligible employees. Such an allocation was made during the first quarter of 2010.

The Company also maintains three small defined benefit pension plans for other employees and former employees and participates in several multiemployer pension plans on behalf of employees represented by certain unions. During 2011, two of these small Company-sponsored defined benefit pension plans were frozen. In March 2011, the pension plan benefits of The Baltimore Sun Company Retirement Plan for Mailers (the “Baltimore Mailers Plan”) were frozen in terms of pay and service for employees covered under the collective bargaining agreement between the Company and the Baltimore Mailers Union Local No. 888. In June 2011, the pension plan benefits of The Baltimore Sun Company Employees’ Retirement Plan were frozen in terms of pay and service for employees covered under the collective bargaining agreement between the Company and the Washington-Baltimore Newspaper Guild. The other small Company-sponsored defined benefit pension plan covers certain union employees covered by collective bargaining agreements and certain hourly employees not covered by a separate collective bargaining agreement. This plan is not frozen and represents less than 2% of the total projected benefit obligation for the Company-sponsored defined benefit pension plans at December 31, 2015.

See “Multiemployer Pension Plans” section below for further discussion of the Company’s participation in multiemployer pension plans.

As a result of the filing of the Chapter 11 Petitions, the Predecessor was not allowed to make postpetition benefit payments under its non-qualified pension plans unless otherwise approved by the Bankruptcy Court. In the third quarter of 2012, the Plan was confirmed which, among other things, resulted in adjustments to certain claims related to the Predecessor’s non-qualified pension plans that were otherwise contingent upon the confirmation of the Plan. As a result, the Debtors recorded losses totaling approximately $19 million related to increasing the Predecessor’s liabilities under its non-qualified pension plans pursuant to a settlement agreement. Such losses were included in reorganization costs, net in the Predecessor’s Consolidated Statement of Operations

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for December 30, 2012. On the Effective Date, the Predecessor’s obligations with respect to these plans were reduced from $75 million to $26 million, which were paid under the Plan on or subsequent to the Effective Date. As a result, the Predecessor recognized a pretax gain of $49 million which is included in reorganization items, net in the Predecessor’s Consolidated Statement of Operations for December 31, 2012.

Multiemployer Pension Plans—The Company contributes to various multiemployer pension plans under the terms of collective-bargaining agreements that cover certain of its union-represented employees. The risks of participating in these multiemployer plans are different from single-employer plans in that assets contributed are pooled and may be used to provide benefits to employees of other participating employers. If a participating employer withdraws from or otherwise ceases to contribute to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers. Alternatively, if the Company chooses to stop participating in one of its multiemployer plans, it may incur a withdrawal liability based on the unfunded status of the plan. The Company’s contributions to multiemployer pension plans were $3 million, $6 million and $6 million for 2015, 2014 and 2013, respectively. The contributions for 2014 and 2013 include contributions related to multiemployer pension plans which were assumed by Tribune Publishing subsequent to the Publishing Spin-off and totaled $3 million and $4 million, respectively. Based on contributions reported in the most recent Form 5500 for the largest multiemployer pension plan, the Company’s contributions represent less than 5% of the plan’s total contributions. No multiemployer pension plan contributed to by the Company was individually significant. The Pension Protection Act of 2006 (“PPA”) zone status as of December 31, 2015 for the AFTRA Retirement Plan, which represented 93% of the Company’s contributions in 2015, was green based on the plan’s year-end at December 31, 2014. Pursuant to the PPA, a plan in the green zone is at least 80% funded. The Company’s participation in other plans was immaterial in 2015.

Postretirement Benefits Other Than Pensions—The Company provides postretirement health care and life insurance benefits to eligible employees under a variety of plans. There is some variation in the provisions of these plans, including different provisions for lifetime maximums, prescription drug coverage and certain other benefits. In 2015, the Company notified certain employees that it will no longer offer retiree medical coverage to employees who retire after January 1, 2016 as well as revised benefits for a certain group of plan participants that was effective January 1, 2016. These plan changes decreased the Company’s other postretirement benefit obligation by $4 million. This unrecognized gain will be recognized as amortization of prior service credits over 10 years, which represents the average remaining life expectancy of plan participants.

Obligations and Funded Status—As discussed in Note 1, the Company recognizes the overfunded or underfunded status of its defined benefit pension and other postretirement plans as an asset or liability in its Consolidated Balance Sheets and recognizes changes in that funded status in the year in which changes occur through comprehensive (loss) income.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Summarized information for the Company’s defined benefit pension plans and other postretirement plans is provided below (in thousands):

	Pension Plans		Other Postretirement Plans
	December 31, 2015	December 28, 2014	December 31, 2015	December 28, 2014
Change in benefit obligations:
Projected benefit obligations, beginning of year	$2,124,373	$1,794,470	$14,005	$62,072
Service cost	709	463	81	328
Interest cost	81,815	82,109	451	1,466
Plan amendments	—	—	(3,887)	—
Impact of Medicare Reform Act	—	—	72	78
Actuarial (gain) loss	(114,431)	353,374	726	(2,224)
Benefits paid	(105,495)	(106,043)	(1,393)	(3,821)
Liability distributed in Publishing Spin-off	—	—	—	(43,894)

Projected benefit obligations, end of year	1,986,971	2,124,373	10,055	14,005

Change in plans’ assets:
Fair value of plans’ assets, beginning of year	1,655,257	1,595,294	—	—
Actual return on plans’ assets	(19,113)	155,456	—	—
Employer contributions	249	10,550	1,393	3,821
Benefits paid	(105,495)	(106,043)	(1,393)	(3,821)

Fair value of plans’ assets, end of year	1,530,898	1,655,257	—	—

Funded (under funded) status of the plans	$(456,073)	$(469,116)	$(10,055)	$(14,005)

Amounts recognized in the Company’s Consolidated Balance Sheets consisted of (in thousands):

	Pension Plans		Other Postretirement Plans
	December 31, 2015	December 28, 2014	December 31, 2015	December 28, 2014
Employee compensation and benefits	$—	$—	$(1,409)	$(1,495)
Pension obligations, net	(456,073)	(469,116)	—	—
Postretirement medical, life and other benefits	—	—	(8,646)	(12,510)

Net amount recognized	$(456,073)	$(469,116)	$(10,055)	$(14,005)

The accumulated benefit obligation, which excludes the impact of future compensation increases, for all defined benefit pension plans was $1.987 billion and $2.124 billion at December 31, 2015 and December 28, 2014, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The components of net periodic benefit cost for Company-sponsored plans were as follows (in thousands):

	Pension Plans				Other Postretirement Plans
	Successor			Predecessor	Successor			Predecessor
	2015	2014	2013	Dec. 31, 2012	2015	2014	2013	Dec. 31, 2012
Service cost	$709	$463	$616	$—	$81	$328	$559	$—
Interest cost	81,815	82,109	74,489	—	451	1,466	1,994	—
Expected return on plans’ assets	(111,690)	(113,056)	(109,885)	—	—	—	—	—
Recognized actuarial (gain) loss	—	(159)	—	—	25	(22)	—	—
Amortization of prior service credits	—	—	—	—	(81)	—	—	—

Net periodic benefit cost (credit)	$(29,166)	$(30,643)	$(34,780)	$—	$476	$1,772	$2,553	$—

Adjustments to non-qualified pension plans(1)	$—	$—	$—	$(49,295)	$—	$—	$—	$—

(1)	On the Effective Date, the Predecessor’s obligations with respect to its non-qualified pension plans were reduced from $75 million to $26 million, which were paid under the Plan on or subsequent to the Effective Date. As a result, the Predecessor recognized a pretax gain of $49 million which was included in reorganization items, net in the Predecessor’s Consolidated Statement of Operations for December 31, 2012.

The amounts of net periodic benefit cost for Company-sponsored other post retirement plans applicable to continuing and discontinued operations were as follows (in thousands):

	Other Postretirement Plans
	2015	2014	2013
Continuing operations	$476	$605	$556
Discontinued operations	—	1,167	1,997

Net periodic benefit cost	$476	$1,772	$2,553

Amounts included in the accumulated other comprehensive (loss) income component of shareholder’s equity (deficit) for Company-sponsored plans were as follows (in thousands):

	Pension Plans		Other Postretirement Plans		Total
	December 31, 2015	December 28, 2014	December 31, 2015	December 28, 2014	December 31, 2015	December 28, 2014
Unrecognized net actuarial losses, net of tax	$(59,217)	$(49,262)	$(488)	$(61)	$(59,705)	$(49,323)
Unrecognized prior service credits, net of tax	—	—	2,314	—	2,314	—

Total	$(59,217)	$(49,262)	$1,826	$(61)	$(57,391)	$(49,323)

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with ASC Topic 715, unrecognized net actuarial gains and losses will be recognized in net periodic pension expense over approximately 26 years, which represents the estimated average remaining life expectancy of the inactive participants receiving benefits, due to plans being frozen and participants are deemed inactive for purposes of determining remaining useful life. The Company’s policy is to incorporate asset-related gains and losses into the asset value used to calculate the expected return on plan assets and into the calculation of amortization of unrecognized net actuarial loss over a four-year period.

Assumptions—Weighted average assumptions used each year in accounting for pension benefits and other postretirement benefits were as follows:

	Pension Plans		Other Postretirement Plans
	2015	2014	2015	2014
Discount rate for expense through Publishing Spin-Off(1)	N/A	4.70%	N/A	3.95%
Discount rate for expense following Publishing Spin-Off(1)	3.95%	4.70%	3.30%	3.35%
Discount rate for obligations	4.30%	3.95%	3.45%	3.30%
Increase in future salary levels for expense	3.50%	3.50%	—	—
Increase in future salary levels for obligations	3.50%	3.50%	—	—
Long-term rate of return on plans’ assets for expense	7.25%	7.50%	—	—

(1)	In connection with the Publishing Spin-off, the Company distributed to Tribune Publishing approximately $44 million of postretirement health care and life insurance liabilities. As a result, the Company remeasured its remaining other post retirement plan obligations as of the date of the Publishing Spin-off.

The Company utilizes the Aon Hewitt AA-Only Bond Universe Yield Curve (the “Aon Hewitt Yield Curve”) for discounting future benefit obligations and calculating interest cost. The Aon Hewitt Yield Curve represents the yield on high quality (AA and above) corporate bonds that closely match the cash flows of the estimated payouts for the Company’s benefit obligations.

The Company used a multi-pronged approach to determine its 7.25% assumption for the long-term expected rate of return on pension plan assets. This approach included a review of actual historical returns achieved and anticipated long-term performance of each asset class. See the “Plan Assets” section below for further information.

For purposes of measuring postretirement health care costs for 2015, the Company assumed a 7.5% annual rate of increase in the per capita cost of covered health care benefits. The rate was assumed to decrease gradually to 5.0% for 2023 and remain at that level thereafter. For purposes of measuring postretirement health care obligations at December 31, 2015, the Company assumed a 6.0% annual rate of increase in the per capita cost of covered health care benefits. The rate was assumed to decrease gradually to 5.0% for 2024 and remain at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. As of December 31, 2015, a 1% change in assumed health care cost trend rates would have the following effects (in thousands):

	1% Increase	1% Decrease
Service cost and interest cost	$25	$(22)
Projected benefit obligation	$283	$(257)

Plan Assets—The Company’s investment strategy with respect to the Company’s pension plan assets is to invest in a variety of investments for long-term growth in order to satisfy the benefit obligations of the

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Company’s pension plans. Accordingly, when making investment decisions, the Company endeavors to strategically allocate assets within asset classes in order to enhance long-term real investment returns and reduce volatility.

The actual allocations for the pension assets at December 31, 2015 and December 28, 2014 and target allocations by asset class were as follows:

	Percentage of Plan Assets
	Actual Allocations		Target Allocations
	2015	2014	2015	2014
Asset category:
Equity securities	51.5%	51.9%	50.0%	50.0%
Fixed income securities	41.6%	41.4%	45.0%	45.0%
Cash and other short-term investments	1.1%	1.8%	—	—
Other alternative investments	5.8%	4.9%	5.0%	5.0%

Total	100.0%	100.0%	100.0%	100.0%

Actual allocations to each asset class varied from target allocations due to market value fluctuations, timing, and overall market volatility during the year. The asset allocation is monitored on a quarterly basis and rebalanced as necessary.

Equity securities are invested broadly in U.S. and non-U.S. companies and are diversified across countries, currencies, market capitalizations and investment styles. These securities use the S&P 500 (U.S. large cap), Russell 2000 (U.S. small cap) and MSCI All Country World Index ex-U.S. (non-U.S.) as their benchmarks.

Fixed income securities are invested in diversified portfolios that invest across the maturity spectrum and include primarily investment-grade securities with a minimum average quality rating of A and insurance annuity contracts. These securities use the Barclays Capital Aggregate (intermediate term bonds) and Barclays Capital Long Government/Credit (long bonds) U.S. Bond Indexes as their benchmarks.

Alternative investments include investments in private real estate assets, private equity funds and venture capital funds. The private equity and venture capital investments use the median internal rate of return for the given strategy and vintage year in the VentureXpert database as their benchmarks. The real estate assets use the National Council of Real Estate Investment Fiduciaries Property Index as their benchmark.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following tables set forth, by asset category, the Company’s pension plan assets as of December 31, 2015 and December 28, 2014, using the fair value hierarchy established under ASC Topic 820 and described in Note 11 (in thousands):

	Pension Plan Assets as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Pension plan assets measured at fair value:
Registered investment companies	$585,719	$—	$—	$585,719
Common/collective trusts	—	114,471	—	114,471
103-12 investment entity	—	159,975	—	159,975
International equity limited partnership	—	38,857	—	38,857
Fixed income:
U.S. government securities	—	167,969	—	167,969
Corporate bonds	—	246,739	—	246,739
Mortgage-backed and asset-backed securities	—	29,473	—	29,473
Other	—	26,582	—	26,582
Pooled separate account	—	18,221	—	18,221
Loan fund limited partnership	—	29,852	—	29,852
Real estate	—	—	86,909	86,909
Private equity limited partnerships	—	—	456	456
Venture capital limited partnerships	—	—	1,469	1,469

Total pension plan assets measured at fair value	$585,719	$832,139	$88,834	1,506,692

Pension plan assets measured at contract value:
Insurance contracts				24,206

Total pension plan assets				$1,530,898

	Pension Plan Assets as of December 28, 2014
	Level 1	Level 2	Level 3	Total
Pension plan assets measured at fair value:
Registered investment companies	$675,548	$—	$—	$675,548
Common/collective trusts	—	127,805	—	127,805
103-12 investment entity	—	164,168	—	164,168
International equity limited partnership	—	46,539	—	46,539
Fixed income:
U.S. government securities	—	174,201	—	174,201
Corporate bonds	—	246,737	—	246,737
Mortgage-backed and asset-backed securities	—	33,828	—	33,828
Other	—	30,578	—	30,578
Pooled separate account	—	19,669	—	19,669
Loan fund limited partnership	—	31,044	—	31,044
Real estate	—	—	77,731	77,731
Private equity limited partnerships	—	—	1,461	1,461
Venture capital limited partnerships	—	—	2,015	2,015

Total pension plan assets measured at fair value	$675,548	$874,569	$81,207	1,631,324

Pension plan assets measured at contract value:
Insurance contracts				23,933

Total pension plan assets				$1,655,257

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Registered investment companies are valued at exchange listed prices for exchange traded registered investment companies, which are classified in Level 1 of the fair value hierarchy.

Common/collective trusts are valued on the basis of the relative interest of each participating investor in the fair value of the underlying assets of each of the respective common/collective trusts. Common/collective trusts contain underlying assets valued based on the net asset value as provided by the investment account manager or based on pricing from observable market information in a non-active market and are classified in Level 2 of the fair value hierarchy.

The 103-12 investment entity has underlying assets that include plan assets of two or more plans that are not members of a related group of employee benefit plans. Securities held by this entity include registered investment companies that are valued based on the quoted sale price of the day. Securities for which no market quotations are readily available (including restricted securities) are valued using other significant observable inputs. Therefore, the 103-12 investment entity is classified in Level 2 of the fair value hierarchy.

The international equity limited partnership invests in equity securities of emerging market companies that are included in either the International Finance Corporation Free Index or the Morgan Stanley Capital International Emerging Markets Index. Securities in the international equity limited partnership contain underlying assets valued based on the net asset value as provided by the investment account manager or based on pricing from observable market information in a non-active market and are classified in Level 2 of the fair value hierarchy.

U.S. government securities consist of investments in treasury securities, investment grade municipal securities and unrated or non-investment grade municipal securities and are classified in Level 2 of the fair value hierarchy. U.S. government bonds not traded on an active market are valued at a price which is based on a compilation of primarily observable market information or a broker quote in a non-active market, and are classified in Level 2 of the fair value hierarchy. Corporate bonds, mortgage-backed securities and asset-backed securities are valued using evaluated prices that reflect observable market information, such as actual trade information of similar securities, adjusted for observable differences and are categorized in Level 2 of the fair value hierarchy.

The pooled separate account represents an insurance contract under which plan assets are administered through pooled funds. The pooled separate account portfolio may include investments in money market instruments, common stocks and government and corporate bonds and notes. The underlying assets are valued based on the net asset value as provided by the investment account manager and therefore the pooled separate account is classified in Level 2 of the fair value hierarchy.

The loan fund limited partnership invests in senior bank loans and other senior debt instruments of borrowers that are primarily based in the U.S. and Canada. The loans and other instruments are valued using evaluated prices that reflect observable market information, such as actual trade information of similar securities, adjusted for observable differences. Therefore, the loan fund limited partnership is classified in Level 2 of the fair value hierarchy.

The fair values of real estate investments have been estimated using the methods most appropriate for the type of investment, including, but not limited to, the following: forecasts of net cash flows based on analyses of revenue and expenses and anticipated net proceeds from the liquidation of the underlying investments, discounted at prevailing risk-adjusted market rates of interest; comparisons of key performance indicators of relevant industry indices; recent negotiations of comparable investments; and/or independent appraisals by lenders or other third parties, when available. Availability of real estate investments for liquidation by the Company’s pension plans is subject to the liquidity of the underlying assets. Therefore, the real estate investments are classified in Level 3 of the fair value hierarchy.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The fair values of private equity and venture capital limited partnerships are estimated on a periodic basis using models that incorporate market, income, and cost valuation methods. The valuation inputs are not highly observable, and these investment interests are not actively traded on an open market. Therefore, investments in private equity and venture capital limited partnerships are classified in Level 3 of the fair value hierarchy.

The following tables set forth a summary of changes in the fair value of the Company’s pension plan Level 3 assets for the years ended December 31, 2015 and December 28, 2014 (in thousands):

	2015
	Real Estate	Private Equity Limited Partnerships	Venture Capital Limited Partnerships
Balance, beginning of year	$77,731	$1,461	$2,015
Realized net gains	2,032	46	—
Unrealized net gains (losses)	8,580	(19)	(521)
Transfers out of Level 3 investments	(588)	(46)	—
Purchases	1,371	—	—
Sales	(2,217)	(986)	(25)

Balance, end of year	$86,909	$456	$1,469

	2014
	Real Estate	Private Equity Limited Partnerships	Venture Capital Limited Partnerships
Balance, beginning of year	$71,580	$2,389	$2,150
Realized net gains (losses)	4,003	1	—
Unrealized net gains	5,551	(680)	(56)
Transfers out of Level 3 investments	(2,447)	(1)	—
Purchases	1,212	—	—
Sales	(2,168)	(248)	(79)

Balance, end of year	$77,731	$1,461	$2,015

Cash Flows—In 2015, the Company made contributions of $0.2 million to certain of its qualified pension plans and $1 million to its other postretirement plans. The Company does not expect to contribute to its qualified pension plans and expects to contribute $1 million to its other postretirement plans in 2016.

Expected Future Benefit Payments—Benefit payments expected to be paid under the Company’s qualified pension plans and other postretirement benefit plans are summarized below (in thousands). The benefit payments reflect expected future service, as appropriate.

	Qualified Pension Plan Benefits	Other Postretirement Benefits
2016	$114,523	$1,409
2017	$116,909	$1,293
2018	$119,720	$1,157
2019	$121,530	$1,048
2020	$123,001	$942
Thereafter	$627,912	$3,460

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Defined Contribution Plans—The Company maintains various qualified 401(k) savings plans, which permit eligible employees to make voluntary contributions on a pretax basis. The plans allow participants to invest their savings in various investments. Effective January 1, 2010, the Company amended the Tribune Company 401(k) Savings Plan to provide for a matching contribution paid by the Company of 100% on the first 2% of eligible pay contributed by eligible employees and 50% on the next 4% of eligible pay contributed. The Tribune Company 401(k) Savings Plan was also amended to provide for an annual discretionary profit sharing contribution tied to the Company achieving certain financial targets. The Company made contributions of $14 million, $21 million and $28 million, to certain of its defined contribution plans in 2015, 2014 and 2013, respectively. The Company’s contributions for 2013 include a $6 million discretionary profit sharing contribution for the 2012 plan year which was recorded as an expense in 2012 but not allocated to the accounts of eligible employees until the first quarter of 2013. During 2015, 2014 and 2013, the Company recorded compensation expense related to its defined contribution plans from continuing operations of $15 million, $14 million and $6 million, respectively. These expenses are included in selling, general and administrative expenses in the Company’s Consolidated Statements of Operations.

NOTE 16: CAPITAL STOCK

Common Stock and Warrants—As of the Effective Date, Reorganized Tribune Company issued 78,754,269 shares of Class A Common Stock and 4,455,767 shares of Class B Common Stock. As described in Note 3, certain creditors that were entitled to receive Common Stock, either voluntarily elected to receive Class B Common Stock in lieu of Class A Common Stock or were allocated Class B Common Stock in lieu of Class A Common Stock in order to comply with the FCC’s ownership rules and requirements. The Class A Common Stock and Class B Common Stock generally provide identical economic rights, but holders of Class B Common Stock have limited voting rights, including that such holders have no right to vote in the election of directors. Subject to the ownership limitations described below, each share of Class A Common Stock is convertible into one share of Class B Common Stock and each share of Class B Common Stock is convertible into one share of Class A Common Stock, in each case, at the option of the holder at any time. During the years ended December 31, 2015, December 28, 2014, and December 29, 2013 on a net basis, 2,432,478, 772,042, and 1,389,119 shares, respectively, of Class B Common Stock were converted into 2,432,478, 772,042 and 1,389,119 shares, respectively, of Class A Common Stock.

In addition, on the Effective Date, Reorganized Tribune Company entered into the Warrant Agreement, pursuant to which the Company issued 16,789,972 Warrants to purchase Common Stock. The Company issued the Warrants in lieu of Common Stock to creditors that were otherwise eligible to receive Common Stock in connection with the implementation of the Plan in order to comply with the FCC’s foreign ownership restrictions. Each Warrant entitles the holder to purchase from the Company, at the option of the holder and subject to certain restrictions set forth in the Warrant Agreement and described below, one share of Class A Common Stock or one share of Class B Common Stock at an exercise price of $0.001 per share, subject to adjustment and a cashless exercise feature. The Warrants may be exercised at any time on or prior to December 31, 2032. During the years ended December 31, 2015, December 28, 2014, and December 29, 2013 1,718,652, 4,875,048 and 9,904,963 Warrants, respectively, were exercised for 1,718,645, 4,850,072 and 9,786,411 shares, respectively, of Class A Common Stock and nil, 24,944 and 118,533 shares, respectively, of Class B Common Stock. In addition, 9,536 shares, 5,682 shares and 4,077 shares of Class A Common Stock were issued in the form of unrestricted stock awards to certain members of the Board as compensation for retainer fees in 2015, 2014 and 2013, respectively (see Note 17 for further information). At December 31, 2015, the following amounts were issued: 291,309 Warrants, 100,015,546 shares of Class A Common Stock, of which 7,670,216 were held in treasury, and 5,605 shares of Class B Common Stock.

The Company is authorized to issue up to one billion shares of Class A Common Stock, up to one billion shares of Class B Common Stock and up to 40 million shares of preferred stock, each par value $0.001 per share,

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

in one or more series. The Company has not issued any shares of preferred stock. The Company’s Class A Common Stock is currently traded on the New York Stock Exchange under the symbol “TRCO.” The Company’s Class B Common Stock and Warrants are currently traded over-the-counter under the symbols “TRBAB” and “TRBNW,” respectively.

Pursuant to the Company’s amended and restated certificate of incorporation and the Warrant Agreement, in the event the Company determines that the ownership or proposed ownership of Common Stock or Warrants, as applicable, would be inconsistent with or violate any federal communications laws, materially limit or impair any business activities or proposed business activities of the Company under any federal communications laws, or subject the Company to any regulation under any federal communications laws to which the Company would not be subject, but for such ownership or proposed ownership, the Company may, among other things: (i) require a holder of Common Stock or Warrants to promptly furnish information reasonably requested by the Company, including information with respect to citizenship, ownership structure, and other ownership interests and affiliations; (ii) refuse to permit a proposed transfer or conversion of Common Stock, or condition transfer or conversion on the prior consent of the FCC; (iii) refuse to permit a proposed exercise of Warrants, or condition exercise on the prior consent of the FCC; (iv) suspend the rights of ownership of the holders of Common Stock or Warrants; (v) require the conversion of any or all shares of Common Stock held by a stockholder into shares of any other class of capital stock of the Company with equivalent economic value, including the conversion of shares of Class A Common Stock into shares of Class B Common Stock or the conversion of shares of Class B Common Stock into shares of Class A Common Stock; (vi) require the exchange of any or all shares of Common Stock held by any stockholder of the Company for warrants to acquire the same number and class of shares of capital stock in the Company; (vii) to the extent the foregoing are not reasonably feasible, redeem any or all such shares of Common Stock; or (viii) exercise any and all appropriate remedies, at law or in equity, in any court of competent jurisdiction to prevent or cure any such situation.

On the Effective Date, Reorganized Tribune Company entered into a registration rights agreement (the “Registration Rights Agreement”) with certain entities related to Angelo, Gordon & Co., L.P. (the “AG Group”), Oaktree Tribune, L.P., an affiliate of Oaktree (the “Oaktree Group”) and Isolieren Holding Corp., an affiliate of JPMorgan (the “JPM Group,” and each of the JPM Group, AG Group and Oaktree Group, a “Stockholder Group”) and certain other holders of Registrable Securities who become a party thereto. “Registrable Securities” consist of Common Stock, securities convertible into or exchangeable for Common Stock and options, Warrants or other rights to acquire Common Stock. Registrable Securities will cease to be Registrable Securities, among other circumstances, upon their sale under a registration statement or pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). The Registration Rights Agreement gives a Stockholder Group demand registration, shelf registration and piggyback registration rights. At any time, any Stockholder Group holding at least 5% of the outstanding Class A Common Stock (on a fully diluted basis) (a “Demand Holder”) has certain rights to demand the registration of Registrable Securities on an underwritten or non-underwritten basis, provided that certain conditions are met, including that the aggregate proceeds expected to be received is greater than the lesser of (i) $100 million and (ii) 2.5% of the market capitalization of the Company. Each Stockholder Group is permitted a limited number of demand registrations on Form S-1 (Oaktree Group – five and the AG Group and JPMorgan Group—each three) and an unlimited number of demand registrations on Form S-3. The Company is not required to file a demand registration statement within 90 days after the effective date of a previous registration statement (other than on Form S-8 or S-4). At any time that the Company is eligible for registration on Form S-3, any Demand Holder may demand the Company file a shelf registration statement covering Registrable Securities. The Stockholder Groups are also afforded unlimited registration rights (piggyback rights) on any registration statement (other than registrations on Form S-8 or S-4 or for rights offerings) filed by the Company with respect to securities of the same class or series covered by such registration statement. The Company has certain rights to suspend its obligations with respect to registrations under certain conditions or upon the happening of certain events (such as pending material corporate developments) for

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

specified periods of time as set forth in the Registration Rights Agreement. The Registration Rights Agreement also includes other customary terms and conditions, including customary lock-up or “holdback” provisions binding the stockholders and the Company and indemnity and contribution obligations of the Company and the stockholders participating in a registration. The registration rights are only transferable to, subject to certain conditions, (i) an affiliate of a Stockholder Group or (ii) a transferee of a Stockholder Group if at least 5% of the Class A Common Stock (on a fully diluted basis) is being transferred to such transferee (and such transferee may not subsequently transfer its registration rights to any other person or entity, other than to a Stockholder Group). The Registration Rights Agreement terminates on December 31, 2022.

Secondary Public Offering—Following the exercise of one of the demand registration rights by the stockholders under the Registration Rights Agreement described above, the Company filed a registration statement on Form S-1 and on April 22, 2015 it was declared effective by the SEC for a secondary offering of Class A Common Stock. On April 28, 2015, the selling stockholders completed the sale of 9,240,073 shares of Class A Common Stock at a price of $56.00 per share. The Company did not receive any of the proceeds from the shares of Class A Common Stock sold by the selling stockholders.

Common Stock Repurchases—On October 13, 2014, the Board authorized a stock repurchase program, under which the Company could repurchase up to $400 million of its outstanding Class A Common Stock in open-market purchases in accordance with all applicable securities laws and regulations, including Rule 10b-18 of the Securities Exchange Act of 1934, as amended. During 2014, the Company repurchased 1,101,160 shares in open market transactions for $68 million at an average price of $61.58 per share which included 125,566 shares, valued at $8 million, for which the Company placed trades prior to December 28, 2014 that were not settled until the first three business days of the first quarter of 2015. During fiscal 2015, the Company repurchased 6,569,056 shares of Class A Common Stock in open market transactions for $332 million at an average price of $50.59 per share. As of December 31, 2015, the Company repurchased the full $400 million of outstanding Class A Common Stock authorized under the repurchase program.

On February 24, 2016, the Board authorized a new stock repurchase program, under which the Company may repurchase up to $400 million of its outstanding Class A Common Stock. Under the stock repurchase program, the Company may repurchase shares in open-market purchases in accordance with all applicable securities laws and regulations, including Rule 10b-18 of the Exchange Act. The extent to which the Company repurchases its shares, and the timing of such repurchases, will depend upon a variety of factors, including market conditions, regulatory requirements and other corporate considerations.

Special Cash Dividend—On March 5, 2015, the Board authorized and declared a special cash dividend of $6.73 per share of Common Stock (the “Special Cash Dividend”), which was paid on April 9, 2015 to holders of record of Common Stock at the close of business on March 25, 2015. In addition, pursuant to the terms of the Warrant Agreement, the Company made a cash payment of $6.73 per Warrant on April 9, 2015 to holders of record of Warrants at the close of business on March 25, 2015. The total aggregate payment on April 9, 2015 totaled $649 million, including the payment to holders of Warrants.

Quarterly Cash Dividends—The Board declared quarterly cash dividends per share on Common Stock to holders of record of Common Stock and Warrants as follows (in thousands, except per share data):

	2015
	Per Share	Total Amount
Second quarter	$0.25	$24,100
Third quarter	0.25	23,620
Fourth quarter	0.25	23,555

Total quarterly cash dividends declared and paid	$0.75	$71,275

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

On February 24, 2016, the Board declared a quarterly cash dividend of $0.25 per share to be paid on March 24, 2016 to holders of record of Common Stock and Warrants as of March 10, 2016.

The payment of the cash dividends also results in the issuance of Dividend Equivalent Units (“DEUs”) to holders of RSUs and PSUs each, as defined and described in Note 17. The DEUs will be reinvested in RSUs and PSUs and settled concurrently with the vesting of associated RSUs and PSUs. Pursuant to the Company’s policy, the forfeitable DEUs and dividends payable in cash are treated as a reduction of retained (deficit) earnings.

The declaration of any future dividends and the establishment of the per share amount, record dates and payment dates for any such future dividends are at the discretion of the Board and will depend upon various factors then existing, including earnings, financial condition, results of operations, capital requirements, level of indebtedness, contractual restrictions with respect to payment of dividends (including the restricted payment covenant contained in the credit agreement governing the Secured Credit Facility), restrictions imposed by applicable law, general business conditions and other factors that the Board may deem relevant. In addition, pursuant to the terms of the Warrant Agreement, concurrently with any cash dividend made to holders of the Company’s Common Stock, holders of Warrants are entitled to receive a cash payment equal to the amount of the dividend paid per share of Common Stock for each Warrant held.

NOTE 17: STOCK-BASED COMPENSATION

On March 1, 2013, the Compensation Committee of the Board adopted the 2013 Equity Incentive Plan (the “Equity Incentive Plan”) for the purpose of granting stock awards to directors, officers and employees of the Company and its subsidiaries. Stock awarded pursuant to the Equity Incentive Plan is limited to five percent of the outstanding Common Stock on a fully diluted basis as of the Effective Date. There are 5,263,000 shares of Common Stock authorized for issuance under the Equity Incentive Plan. As of December 31, 2015, the Company had 2,408,731 shares of Common Stock available for grant.

The Equity Incentive Plan provides for the granting of non-qualified stock options (“NSOs”), restricted stock units (“RSUs”), performance share units (“PSUs”) and restricted and unrestricted stock awards (collectively “Equity Awards”). Pursuant to ASC Topic 718, “Compensation-Stock Compensation,” the Company measures stock-based compensation costs on the grant date based on the estimated fair value of the award and recognizes compensation costs on a straight-line basis over the requisite service period for the entire award. The Company’s Equity Incentive Plan allows employees to surrender to the Company shares of vested common stock upon vesting of their stock awards or at the time they exercise their NSOs in lieu of their payment of the required withholdings for employee taxes. The Company does not withhold taxes on Equity Awards in excess of minimum required statutory requirements.

Holders of RSUs and PSUs also receive DEUs until the RSUs or PSUs vest. The number of DEUs granted for each RSU or PSU is calculated based on the value of the dividends per share paid on the Company’s Common Stock and the closing price of the Company’s Common Stock on the dividend payment date. The DEUs vest with the underlying RSU or PSU.

NSO and RSU awards generally vest 25% on each anniversary of the date of the grant. Under the Equity Incentive Plan, the exercise price of an NSO award cannot be less than the market price of the Common Stock at the time the NSO award is granted and has a maximum contractual term of 10 years. PSU awards cliff vest at the end of the two-year and three-year performance periods, depending on the period specified in each respective PSU agreement. The number of PSUs that ultimately vest depends on the Company’s performance relative to specified financial targets for fiscal years 2015, 2016 and 2017. Additionally, RSUs and PSUs are entitled to DEUs. See Note 16 for further information. Restricted and unrestricted stock awards have been issued to certain

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

members of the Board as compensation for retainer fees and long-term awards. Restricted stock awards issued during the second quarter of 2013 vested in 33% increments on December 31, 2013, December 31, 2014 and December 31, 2015. The Company intends to facilitate settlement of all vested awards in Common Stock, with the exception of certain RSUs granted to non-US based employees, which the Company expects to settle in cash.

The Company estimates the fair value of NSO awards using the Black-Scholes option-pricing model, which incorporates various assumptions including the expected term of the awards, volatility of the stock price, risk-free rates of return and dividend yield. The risk-free rate was based on the U.S. Treasury yield curve in effect at the time of grant. Expected volatility was based on the actual historical volatility of a select peer group of entities operating in similar industry sectors as the Company. The expected dividend yield was based on the Company’s expectation of future dividend payments at the time of grant. Expected life was calculated using the simplified method as described under Staff Accounting Bulletin Topic 14, “Share-Based Payment,” as the Equity Incentive Plan was not in existence for a sufficient period of time for the use of the Company-specific historical experience in the calculation.

In connection with the Publishing Spin-off, and pursuant to the terms of the Equity Incentive Plan, the number of Tribune Media Company employees’ outstanding equity awards, and the exercise price of the NSOs, were adjusted to preserve the fair value of the awards immediately before and after the Publishing Spin-off. The conversion ratio (the “Spin-off Ratio”) used to adjust the awards was based on the ratio of (a) the sum of the pre-spin Tribune Media Company closing stock price and the Tribune Publishing closing stock price (adjusted for the 4-for-1 distribution ratio) on the day prior to the Publishing Spin-off to (b) the post-spin Tribune Media Company closing stock price on the day of the Publishing Spin-off. As the above adjustments were made pursuant to existing anti-dilution provisions of the Equity Incentive Plan, which provisions also address other changes in capital structure such as dividends (other than regular dividends), stock splits, mergers or other changes in control events, the Company did not record any incremental compensation expense related to the conversion of the Equity Awards. The Equity Awards continue to vest over the original vesting period, as described above. All nonvested Equity Awards of the Company’s employees that became employees of Tribune Publishing were cancelled as Tribune Publishing replaced the Equity Awards for its employees with new equity awards in its stock. The combined impact of this award activity is collectively referred to as the “Spin-off Adjustments.” The Spin-off Adjustments resulted in the net decrease of approximately 90,525 outstanding Equity Awards, which are separately included in the line item “Adjustments due to Publishing Spin-off” in the tables below.

The awards held as of August 4, 2014 by Tribune Media Company employees were modified as follows:

•	Non-Qualified Stock Options—The number of NSOs outstanding as of the date of the Publishing Spin-off was increased via the calculated Ratio and the strike price of NSOs was decreased via the Spin-off Ratio in order to preserve the intrinsic value of NSOs.

•	Restricted Stock Units—The number of outstanding RSUs as of the date of the Publishing Spin-off was increased utilizing the calculated Spin-off Ratio in order to preserve the fair value of RSUs.

•	Performance Share Units—The number of outstanding PSUs as of the date of the Publishing Spin-off was increased utilizing the calculated Spin-off Ratio in order to preserve the fair value of PSUs.

In connection with the Special Cash Dividend (see Note 16), and pursuant to the terms of the Equity Incentive Plan, the number of the Company’s employees’ outstanding equity awards, and the exercise price of the NSOs, were adjusted to preserve the fair value of the awards immediately before and after the Special Cash Dividend. The Company’s Class A Common Stock began trading ex-dividend on March 23, 2015 (the “Ex-dividend Date”). The conversion ratio (the “Ratio”) used to adjust the awards was based on the ratio of

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(a) unaffected closing price of Class A Common Stock on the day before the Ex-dividend Date to (b) the opening price of Class A Common Stock on the Ex-dividend Date. As the above adjustments were made pursuant to existing anti-dilution provisions of the Equity Incentive Plan, the Company did not record any incremental compensation expense related to the conversion of the Equity Awards. The Equity Awards continue to vest over the original vesting period, as described above. The combined impact of this award activity is collectively referred to as the “Adjustments.” The Adjustments increased outstanding Equity Awards by 251,537 shares, which are separately included in the line item “Adjustments due to the Special Cash Dividend” in the tables below.

The awards held as of the Ex-dividend Date by Company employees were modified as follows:

•	Non-Qualified Stock Options—The number of NSOs outstanding as of the Ex-dividend Date was increased via the calculated Ratio and the strike price of NSOs was decreased via the Ratio in order to preserve the fair value of NSOs;

•	Restricted Stock Units—The number of outstanding RSUs as of the Ex-dividend Date was increased utilizing the calculated Ratio in order to preserve the fair value of RSUs; and

•	Performance Share Units—The number of outstanding PSUs as of the Ex-dividend Date was increased utilizing the calculated Ratio in order to preserve the fair value of PSUs.

The following table provides the weighted-average assumptions used to determine the fair value of NSO awards granted during 2015 and 2014:

	2015	2014
Risk-free interest rate	1.71%	1.95%
Expected dividend yield(1)	0.17%	0.00%
Expected stock price volatility	44.47%	54.05%
Expected life (in years)	6.25	6.24

(1)	Prior to the Board’s approval of quarterly dividends in the second quarter of 2015, the Company utilized a 0% expected dividend yield assumption in its Black-Scholes calculations.

The Company determines the fair value of PSU, RSU and unrestricted and restricted stock awards by reference to the quoted market price of the Class A Common Stock on the date of the grant.

Stock-based compensation expense for the year ended December 31, 2015 totaled $32 million. Stock-based compensation expense for the years ended December 28, 2014 and December 29, 2013, including the expense attributable to Tribune Publishing prior to the Publishing Spin-off, totaled $28 million and $7 million, respectively.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

A summary of activity, weighted average exercise prices and weighted average fair values related to the NSOs is as follows (shares in thousands). For NSOs granted prior to the Publishing Spin-off, the weighted-average exercise prices and fair values in the table below reflect the historical values without giving effect to the Publishing Spin-off, unless otherwise specified. As noted above, on August 4, 2014, an adjustment was made to convert the exercises prices for options outstanding as of the date of the Publishing Spin-off. For NSOs granted prior to the Ex-dividend Date, the weighted-average exercise prices reflect the historical values without giving effect to the Special Cash Dividend. As noted above, as of the Ex-dividend Date, an adjustment was made to convert the number of outstanding options and the exercise prices to preserve the fair value of the awards.

	Shares	Weighted Avg. Exercise Price	Weighted Avg. Fair Value	Weighted Avg. Remaining Contractual Term (in years)	Aggregate Intrinsic Value (In thousands)
Outstanding, December 31, 2012	—	$—	$—	—	$—
Granted	375	57.27	27.97
Forfeited	(23)	56.60	27.53

Outstanding, December 29, 2013	352	$57.32	$28.00	9.4	$7,134

Granted	770	79.59	42.24
Exercised	(25)	56.93	27.79
Cancelled	(4)	56.73	27.82
Forfeited	(84)	66.60	34.21
Adjustments due to the Publishing Spin-off(1)	(34)	*	*

Outstanding, December 28, 2014(2)	975	$70.90	$37.15	9.0	$1,164

Granted	449	57.91	25.81
Exercised	(3)	49.40	23.86
Cancelled	(31)	64.01	33.63
Forfeited	(160)	60.20	29.88
Adjustment due to the Special Cash Dividend	145	*	*

Outstanding, December 31, 2015(2)	1,375	$60.62	$30.47	8.3	$—

Vested and exercisable, December 31, 2015(2)	287	$61.68	$32.02	7.6	$—

*	Not meaningful
(1)	As of the date of the Publishing Spin-off, 90,086 of NSOs attributable to employees of Tribune Publishing were cancelled, offset by an increase of 56,071 NSOs to preserve the intrinsic value of outstanding NSOs attributable to Tribune Media Company employees, while also preserving the fair value of the awards immediately before and after the Publishing Spin-off.
(2)	The weighted average exercise price and weighted-average fair value of options outstanding as of December 28, 2014 and December 31, 2015 reflect the adjustments to the awards as a result of the Publishing Spin-off and the Special Cash Dividend, respectively.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For RSUs granted prior to the Ex-dividend Date, the weighted-average fair values reflect the historical values without giving effect to the Special Cash Dividend. As noted above, as of the Ex-dividend Date, an adjustment was made to increase the number of outstanding RSUs to preserve the fair value of the awards. A summary of activity and weighted average fair values related to the RSUs is as follows (shares in thousands):

	Shares	Weighted Avg. Fair Value	Weighted Avg. Remaining Contractual Term (in years)
Outstanding, December 31, 2012	—	$—
Granted	422	57.64
Forfeited	(20)	56.60

Outstanding, December 29, 2013	402	$57.69	3.1

Granted	521	78.58
Vested	(149)	63.70
Forfeited	(86)	68.10
Adjustments due to the Publishing Spin-off(1)	(55)	*

Outstanding and nonvested, December 28, 2014	633	$68.76	2.7

Granted	457	57.18
Dividend equivalent units granted	16	41.71
Vested	(203)	66.65
Forfeited	(151)	58.80
Dividend equivalent units forfeited	(1)	44.26
Adjustment due to the Special Cash Dividend	89	*

Outstanding and nonvested, December 31, 2015(2)(3)	840	$58.39	2.3

*	Not meaningful
(1)	As of the date of the Publishing Spin-off, 94,365 of RSUs attributable to employees of Tribune Publishing were cancelled, offset by an increase of 38,846 RSUs to preserve the fair value of outstanding RSUs attributable to Tribune Media Company employees.
(2)	Includes 7,906 RSUs which were granted to foreign employees and which the Company expects to settle in cash. These RSUs generally vest over a four year period. The fair value of these RSUs at December 31, 2015 was not material.
(3)	The weighted average fair value of outstanding RSUs as of December 31, 2015 reflects the adjustment for the Special Cash Dividend.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

A summary of activity and weighted average fair values related to the restricted and unrestricted stock awards is as follows (shares in thousands):

	Shares	Weighted Avg. Fair Value	Weighted Avg. Remaining Contractual Term (in years)
Outstanding, December 31, 2012	—	$—
Granted	38	57.50
Vested	(4)	56.90

Outstanding, December 29, 2013	34	$57.58	2.0

Granted	6	77.40
Vested	(23)	63.74

Outstanding and nonvested, December 28, 2014	17	$56.80	1.0

Granted	12	60.07
Vested	(27)	58.24
Forfeited	(2)	56.80

Outstanding and nonvested, December 31, 2015	—	$—	0.0

A summary of activity and weighted average fair values related to the PSUs is as follows (shares in thousands). For PSUs granted prior to the Ex-dividend Date, the weighted-average fair values reflect the historical values without giving effect to the Special Cash Dividend. As noted above, as of the Ex-dividend Date, an adjustment was made to increase the number of outstanding PSUs to preserve the fair value of the awards.

	Shares	Weighted Avg. Fair Value	Weighted Avg. Remaining Contractual Term (in years)
Outstanding December 29, 2013	—	$—	—
Granted	55	79.16
Forfeited	(11)	75.92
Adjustment due to the Publishing Spin-off(1)	(1)	*

Outstanding and nonvested, December 28, 2014	43	$74.35	1.3

Granted(2)	66	68.10
Dividend equivalent units granted	3	41.86
Forfeited	(17)	64.89
Adjustment due to Special Cash Dividend(2)	12	*

Outstanding and nonvested, December 31, 2015(2)(3)	107	$65.50	0.6

*	Not meaningful
(1)	As of the date of the Publishing Spin-off, 7,936 of PSUs attributable to employees of Tribune Publishing were cancelled, offset by an increase of 6,945 PSUs to preserve the fair value of outstanding PSUs attributable to Tribune Media Company employees.
(2)	Represents shares of PSUs for which performance targets have been established and which are deemed granted under U.S. GAAP. An additional adjustment of 5,907 PSUs which have not yet been deemed granted under U.S. GAAP is not reflected in the table above.
(3)	The weighted average fair value of outstanding PSUs as of December 31, 2015 reflects the adjustment for the Special Cash Dividend.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2015, the Company had not yet recognized compensation cost on nonvested awards as follows (in thousands):

	Unrecognized Compensation Cost	Weighted Average Remaining Recognition Period (in years)
Nonvested awards	$58,686	2.3

NOTE 18: EARNINGS PER SHARE

The Company computes earnings (loss) per common share (“EPS”) from continuing operations, discontinued operations and net earnings per common share under the two-class method which requires the allocation of all distributed and undistributed earnings to common stock and other participating securities based on their respective rights to receive distributions of earnings or losses. The Company’s Class A Common Stock and Class B Common Stock equally share in distributed and undistributed earnings. The Company accounts for the Warrants as participating securities, as holders of the Warrants, in accordance with and subject to the terms and conditions of the Warrant Agreement, are entitled to receive ratable distributions of the Company’s earnings concurrently with such distributions made to the holders of Common Stock, subject to certain restrictions relating to FCC rules and requirements. Under the terms of the Company’s RSU and PSU agreements, unvested RSUs and PSUs contain forfeitable rights to dividends and DEUs. Because the DEUs are forfeitable, they are defined as non-participating securities. As of December 31, 2015, there were 17,433 DEUs outstanding, which will vest at the time that the underlying RSU or PSU vests.

The Company computes basic EPS by dividing (loss) income from continuing operations, income (loss) from discontinued operations, and net (loss) income, respectively, applicable to common shares by the weighted average number of common shares outstanding during the period. In accordance with the two-class method, undistributed earnings applicable to the Warrants have been excluded from the computation of basic EPS. Diluted EPS is computed by dividing (loss) income from continuing operations, income (loss) from discontinued operations, and net (loss) income, respectively, by the weighted average number of common shares outstanding during the period as adjusted for the assumed exercise of all outstanding stock awards. The calculation of diluted EPS assumes that stock awards outstanding were exercised at the beginning of the period. The Warrants and stock awards are included in the calculation of diluted EPS only when their inclusion in the calculation is dilutive.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

ASC Topic 260, “Earnings per Share,” states that the presentation of basic and diluted EPS is required only for common stock and not for participating securities. For the years ended December 31, 2015, December 28, 2014 and December 29, 2013, 877,233, 3,372,145 and 11,965,432, respectively, of the weighted-average Warrants outstanding have been excluded from the below table. The calculation of basic and diluted EPS is presented below (in thousands, except for per share data):

	2015	2014	2013
EPS numerator:
(Loss) income from continuing operations, as reported	$(319,918)	$463,111	$162,942
Less: Dividends distributed to Warrants	325	—	—
Less: Undistributed earnings allocated to Warrants	—	15,562	19,497

(Loss) income from continuing operations attributable to common shareholders for basic EPS	$(320,243)	$447,549	$143,445

Add: Undistributed earnings allocated to dilutive securities(1)	—	38	33

(Loss) income from continuing operations attributable to common shareholders for diluted EPS	$(320,243)	$447,587	$143,478

Income from discontinued operations, as reported	$—	$13,552	$78,613
Less: Undistributed earnings allocated to Warrants	—	502	9,406

Income from discontinued operations attributable to common shareholders for basic and diluted EPS(1)	$—	$13,050	$69,207

Net (loss) income attributable to common shareholders for basic EPS	$(320,243)	$460,599	$212,652

Net (loss) income attributable to common shareholders for diluted EPS	$(320,243)	$460,637	$212,685

EPS denominator:
Weighted average shares outstanding—basic	94,686	96,689	88,037
Impact of dilutive securities(1)	—	234	114

Weighted average shares outstanding—diluted	94,686	96,923	88,151

Basic (Loss) Earnings Per Common Share from:
Continuing Operations	$(3.38)	$4.63	$1.63
Discontinued Operations	—	0.13	0.79

Net (loss) income attributable to common shareholders	$(3.38)	$4.76	$2.42

Diluted (Loss) Earnings Per Common Share from:
Continuing Operations	$(3.38)	$4.62	$1.62
Discontinued Operations	—	0.13	0.79

Net (loss) income attributable to common shareholders	$(3.38)	$4.75	$2.41

(1)	The impact of dilutive securities associated with Equity Awards held by Tribune Publishing employees is immaterial. As such, all of the impact of dilutive securities has been allocated to diluted EPS from continuing operations.

Since the Company was in a net loss position for the year ended December 31, 2015, there was no difference between the number of shares used to calculate basic and diluted loss per share. Because of their anti-dilutive effect, 2,002,476, 651,774 and 58,355 common share equivalents, comprised of NSOs, PSUs and RSUs, have been excluded from the diluted EPS calculation for the years ended December 31, 2015, December 28, 2014 and December 29, 2013, respectively.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 19: ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

The Company’s accumulated other comprehensive (loss) income includes unrecognized benefit plan gains and losses, unrealized gains and losses on marketable securities classified as available-for-sale, and foreign currency translation adjustments. Accumulated other comprehensive (loss) income is a separate component of shareholder’s equity in the Company’s Consolidated Balance Sheets.

The following table summarizes the activity for each component of accumulated other comprehensive (loss) income (in thousands):

	Unrecognized Benefit Plan Gains and Losses	Foreign Currency Translation Adjustments(2)	Unrecognized Gain on Marketable Securities	Total
Balance at December 30, 2012 (Predecessor)	$(905,314)	$(2,810)	$—	$(908,124)
Fresh-start reporting adjustments to eliminate Predecessor’s accumulated other comprehensive income (loss), net of taxes of $163,183 and $(543), respectively(1)	905,314	2,810	—	908,124

Balance at December 31, 2012 (Successor)	—	—	—	—
Other comprehensive income	140,590	95	—	140,685

Balance at December 29, 2013 (Successor)	140,590	95	—	140,685
Distributed in Publishing Spin-off	(2,083)	(7)	—	(2,090)
Other comprehensive (loss) income	(187,830)	(2,753)	5,447	(185,136)

Balance at December 28, 2014 (Successor)	(49,323)	(2,665)	5,447	(46,541)
Other comprehensive loss	(8,068)	(13,099)	(3,308)	(24,475)

Balance at December 31, 2015 (Successor)	$(57,391)	$(15,764)	$2,139	$(71,016)

(1)	As a result of the adoption of fresh-start reporting, amounts included in the Predecessor’s accumulated other comprehensive (loss) income at December 30, 2012 were eliminated. As a result, the Company recorded $1.071 billion of previously unrecognized pretax losses in reorganization items, net in the Predecessor’s Consolidated Statement of Operations for December 31, 2012. The net balance at December 30, 2012 of $(905) million for benefit plans was comprised of $(948) million related to pension plans and $43 million related to other postretirement plans.
(2)	The changes included a loss of $2 million in each of 2015 and 2014, net of taxes, and an immaterial impact for 2013, related to the Company’s 32.1% investment interest in CareerBuilder and the Company’s 31.3% investment interest in TV Food Network. See Note 9 for the discussion of the Company’s equity-method investments.

NOTE 20: RELATED PARTY TRANSACTIONS

The Company’s company-sponsored pension plan assets include an investment in a loan fund limited partnership managed by Oaktree Capital Management, L.P., which is affiliated with Oaktree Tribune, L.P., a principal shareholder of Tribune Media Company. The fair value of this investment was $30 million and $31 million at December 31, 2015 and December 28, 2014, respectively. The pension plan assets have included an investment in this fund since 2008.

Oaktree is affiliated with funds that held between 10% and 15% of the outstanding shares of HWW at the time the Company’s acquisition of HWW (see Note 5) was consummated and accordingly received a proportional share of the purchase price. The entry into the agreement was approved by the Company’s Audit Committee in accordance with the terms of the Company’s related person transactions policy.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Secured Credit Facility syndicate of lenders includes funds affiliated with Oaktree. These funds held $38 million and $56 million of the Company’s Term B Loans and Former Term Loans at December 31, 2015 and December 28, 2014, respectively.

NOTE 21: BUSINESS SEGMENTS

The Company is a diversified media and entertainment company comprised of 42 television stations that are either owned by the Company or owned by others, but to which the Company provides certain services, along with a national general entertainment cable network, a production studio, a radio station, a digital and data technology business, a portfolio of real estate assets and investments in a variety of media, websites and other related assets that conducts its operations through two business segments: Television and Entertainment and Digital and Data. Following the Publishing Spin-off, the Company had realigned and renamed its reportable segments (see Note 2 for further information). The Company’s new reportable segments reflect the manner in which the Company sells its products to the marketplace and the manner in which it manages its operations and makes business decisions.

In addition, certain administrative activities, including operating the Company’s corporate office functions and managing the Company’s predominantly frozen company-sponsored defined benefit pension plans, as well as the management of certain of the Company’s real estate assets, are reported and included under Corporate and Other. Corporate and Other is not a reportable segment but is included for reconciliation purposes.

Television and Entertainment—The Company’s Television and Entertainment segment provides audiences across the country with news, entertainment and sports programming on Tribune Broadcasting local television stations and distinctive, high quality television series and movies on WGN America, including content produced by Tribune Studios and its production partners. Tribune Broadcasting owns or operates 42 local television stations, including the three stations to which we provide certain services under SSAs with Dreamcatcher, and consists of 14 FOX television affiliates, 13 CW Network, LLC television affiliates, 6 CBS television affiliates, 3 ABC television affiliates, 2 NBC television affiliates and 4 independent television stations. Additionally, the Television and Entertainment segment includes the digital multicast network services through Antenna TV and through the operation and distribution of THIS TV; WGN America, a national general entertainment cable network; Tribune Studios, a development and production studio; and radio program services on WGN-AM, a Chicago radio station.

Digital and Data—The Company’s Digital and Data operations provide innovative technology and services that collect, create and distribute video, music, sports and entertainment data primarily through wholesale distribution channels to consumers globally.

No single customer provides more than 10% of the Company’s consolidated revenues. In determining operating profit for each segment, none of the following items have been added or deducted: income and loss on equity investments, interest and dividend income, interest expense, non-operating items, reorganization costs or income taxes. Assets represent those tangible and intangible assets used in the operations of each segment.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table summarizes business segment financial data for the fiscal years ended December 31, 2015, December 28, 2014 and December 29, 2013 (in thousands):

	2015	2014	2013
Operating Revenues from Continuing Operations(1)
Television and Entertainment	$1,749,635	$1,725,641	$1,021,586
Digital and Data	211,527	168,926	72,055
Corporate and Other	49,298	54,792	53,599

Total operating revenues	$2,010,460	$1,949,359	$1,147,240

Operating (Loss) Profit from Continuing Operations(1)(2)
Television and Entertainment	$(174,955)	$337,431	$196,899
Digital and Data	8,409	2,899	15,538
Corporate and Other	(96,143)	(39,148)	(13,397)

Total operating (loss) profit	$(262,689)	$301,182	$199,040

Depreciation from Continuing Operations(3)
Television and Entertainment	$48,434	$50,262	$29,947
Digital and Data	9,738	7,744	2,576
Corporate and Other	16,117	12,181	8,664

Total depreciation	$74,289	$70,187	$41,187

Amortization from Continuing Operations(3)
Television and Entertainment	$165,936	$197,054	$105,526
Digital and Data	29,294	21,233	9,191

Total amortization	$195,230	$218,287	$114,717

Capital Expenditures
Television and Entertainment	$33,173	$34,149	$18,813
Digital and Data	23,626	13,102	2,993
Corporate and Other	32,285	35,892	33,205
Discontinued Operations	—	6,295	15,858

Total capital expenditures	$89,084	$89,438	$70,869

Assets
Television and Entertainment	$7,748,153	$8,234,456
Digital and Data(4)	725,151	644,985
Corporate and Other(5)	1,078,809	2,511,369
Assets held for sale(6)	206,422	5,645

Total assets	$9,758,535	$11,396,455

(1)	See Note 2 for the disclosures of operating revenues and operating profit included in discontinued operations for the historical periods.
(2)	Operating (loss) profit for each segment excludes income and loss on equity investments, interest and dividend income, interest expense, non-operating items, reorganization costs and income taxes.
(3)	Depreciation from discontinued operations totaled $19 million, and $34 million for the years ended December 28, 2014 and December 29, 2013, respectively. Amortization from discontinued operations totaled $4 million, and $6 million for the years ended December 28, 2014 and December 29, 2013, respectively.
(4)	At December 31, 2015 and December 28, 2014, Digital and Data total assets included $3 million and $4 million, respectively, related to restricted cash and cash equivalents held primarily to satisfy deferred compensation commitments.
(5)	As of December 31, 2015 and December 28, 2014, Corporate total assets included $18 million related to restricted cash held to satisfy remaining claim obligations to holders of priority claims and fees earned by professional advisors during Chapter 11 proceedings (see Note 3). Corporate and Other assets include certain real estate assets (see Note 2) as well as the Company’s equity investment in CareerBuilder.
(6)	See Note 7 for information regarding assets held for sale.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 22: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(in thousands, except per share data)

	2015
	Quarters
	First	Second	Third	Fourth	2015 Total
Operating Revenues
Television and Entertainment	$410,300	$445,622	$429,700	$464,013	$1,749,635
Digital and Data	50,202	43,625	46,561	71,139	211,527
Other	12,235	12,277	12,333	12,453	49,298

Total operating revenues	$472,737	$501,524	$488,594	$547,605	$2,010,460

Operating Profit (Loss)
Television and Entertainment	$79,348	$47,088	$64,061	$(365,452)	$(174,955)
Digital and Data	3,734	(4,150)	(6,207)	15,032	8,409
Corporate and Other	(22,147)	(23,154)	(19,046)	(31,796)	(96,143)

Total operating profit (loss)	60,935	19,784	38,808	(382,216)	(262,689)
Income on equity investments, net	36,934	45,913	36,987	27,125	146,959
Interest and dividend income	367	43	162	257	829
Interest expense	(39,212)	(40,374)	(42,529)	(42,315)	(164,430)
Loss on extinguishment of debt	—	(37,040)	—	—	(37,040)
Gain on investment transactions, net(1)	687	8,133	3,250	103	12,173
Other non-operating gain (loss), net(1)	—	211	2,306	5,623	8,140
Reorganization items, net(2)	(992)	(628)	188	(105)	(1,537)

Income (Loss) from Continuing Operations Before Income Taxes	58,719	(3,958)	39,172	(391,528)	(297,595)
Income tax expense	22,302	(693)	11,314	(10,600)	22,323

Net Income (Loss)	$36,417	$(3,265)	$27,858	$(380,928)	$(319,918)

Basic Earnings (Loss) Per Common Share from:
Net income (loss) attributable to common shareholders	$0.37	$(0.04)	$0.29	$(4.07)	$(3.38)

Diluted Earnings (Loss) Per Common Share from:
Net income (loss) attributable to common shareholders	$0.37	$(0.04)	$0.29	$(4.07)	$(3.38)

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	2014
	Quarters
	First	Second	Third	Fourth	2014 Total
Operating Revenues
Television and Entertainment	$400,201	$426,961	$418,294	$480,185	$1,725,641
Digital and Data	31,485	33,807	43,434	60,200	168,926
Other	14,416	14,211	13,130	13,035	54,792

Total operating revenues	$446,102	$474,979	$474,858	$553,420	$1,949,359

Operating Profit (Loss)
Television and Entertainment	$64,697	$52,414	$74,294	$146,026	$337,431
Digital and Data	(2,086)	(8,910)	(396)	14,291	2,899
Corporate and Other	(12,351)	(11,311)	(18,613)	3,127	(39,148)

Total operating profit (loss)	50,260	32,193	55,285	163,444	301,182
Income on equity investments, net	38,263	118,953	40,559	38,938	236,713
Interest and dividend income	171	147	363	687	1,368
Interest expense	(40,519)	(39,146)	(39,150)	(39,051)	(157,866)
Gain on investment transactions, net(1)	—	700	2	371,783	372,485
Other non-operating gain (loss), net(1)	157	(1,295)	68	(3,734)	(4,804)
Reorganization items, net(2)	(2,216)	(2,165)	(1,594)	(1,293)	(7,268)

Income from Continuing Operations Before Income Taxes	46,116	109,387	55,533	530,774	741,810
Income tax expense	17,649	42,305	2,647	216,098	278,699

Income from Continuing Operations	28,467	67,082	52,886	314,676	463,111
Income (loss) from Discontinued Operations, net of taxes	12,601	15,840	(14,889)	—	13,552

Net Income	$41,068	$82,922	$37,997	$314,676	$476,663

Basic Earnings Per Common Share from:
Continuing Operations	$0.28	$0.67	$0.53	$3.15	$4.63
Discontinued Operations	0.13	0.16	(0.15)	—	0.13

Net income attributable to common shareholders	$0.41	$0.83	$0.38	$3.15	$4.76

Diluted Earnings Per Common Share from:
Continuing Operations	$0.28	$0.67	$0.53	$3.14	$4.62
Discontinued Operations	0.13	0.16	(0.15)	—	0.13

Net income attributable to common shareholders	$0.41	$0.83	$0.38	$3.14	$4.75

(1)	See Note 6 to the Company’s consolidated financial statements for information pertaining to non-operating items recorded in 2015 and 2014.
(2)	See Note 3 to the Company’s consolidated financial statements for information pertaining to reorganization items recorded in 2015 and 2014.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 23: CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

The Company is the Issuer of the Registered debt and such debt is guaranteed by the 100% owned, domestic Subsidiary Guarantors. The Subsidiary Guarantors are direct or indirect 100% owned domestic subsidiaries of the Company. The subsidiaries of the Company that do not guarantee the Notes (the “Non-Guarantor Subsidiaries”) are direct or indirect subsidiaries of the Company that primarily include the Company’s international operations. The Company’s payment obligations under the Notes are jointly and severally guaranteed by the Subsidiary Guarantors, and all guarantees are full and unconditional.

These guarantees are subject to release under certain circumstances, including: (a) upon the sale, exchange, disposition or other transfer (including through merger, consolidation or dissolution) of the interests in such Subsidiary Guarantor, after which such Subsidiary Guarantor is no longer a restricted subsidiary of the Company, or all or substantially all the assets of such Subsidiary Guarantor, in any case, if such sale, exchange, disposition or other transfer is not prohibited by the Indenture, (b) upon the Company designating such Subsidiary Guarantor to be an unrestricted subsidiary in accordance with the Indenture, (c) in the case of any restricted subsidiary of the Company that after the issue date is required to guarantee the Notes, upon the release or discharge of the guarantee by such restricted subsidiary of any indebtedness of the Company or another Subsidiary Guarantor or the repayment of any indebtedness of the Company or another Subsidiary Guarantor, in each case, which resulted in the obligation to guarantee the Notes, (d) upon the Company’s exercise of its legal defeasance option or covenant defeasance option in accordance with the Indenture or if the Company’s obligations under the Indenture are discharged in accordance with the terms of the Indenture, (e) upon the release or discharge of direct obligations of such Subsidiary Guarantor, or the guarantee by such Guarantor of the obligations, under the Senior Credit Agreement or (f) during the period when the rating of the Notes is changed to investment grade.

In lieu of providing separate audited financial statements for the Subsidiary Guarantors, the Company has included the accompanying condensed consolidating financial statements in accordance with the requirements of Rule 3-10(f) of SEC Regulation S-X. The following Condensed Consolidating Financial Statements present the Consolidated Balance Sheets, Consolidated Statements of Operations and Comprehensive (Loss) Income and Consolidated Statements of Cash Flows of Tribune Media Company, the Subsidiary Guarantors, the Non-Guarantor Subsidiaries and the eliminations necessary to arrive at the Company’s information on a consolidated basis.

These statements are presented in accordance with the disclosure requirements under SEC Regulation S-X, Rule 3-10.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS AND

COMPREHENSIVE (LOSS) INCOME

YEAR ENDED DECEMBER 31, 2015

(In thousands of dollars)

	Parent (Tribune Media Company)	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Tribune Media Company Consolidated
Operating Revenues	$—	$1,975,463	$53,834	$(18,837)	$2,010,460

Programming and direct operating expenses	—	960,385	23,264	(12,619)	971,030
Selling, general and administrative	97,093	529,400	27,325	(6,218)	647,600
Depreciation and amortization	7,465	243,303	18,751	—	269,519
Impairment of goodwill and other intangible assets	—	385,000	—	—	385,000

Total Operating Expenses	104,558	2,118,088	69,340	(18,837)	2,273,149

Operating Loss	(104,558)	(142,625)	(15,506)	—	(262,689)

(Loss) income on equity investments, net	(240)	147,199	—	—	146,959
Interest and dividend income	510	208	111	—	829
Interest expense	(163,336)	(7)	(1,087)	—	(164,430)
Loss on extinguishment of debt	(37,040)	—	—	—	(37,040)
Gain on investment transactions, net	791	8,132	3,250	—	12,173
Other non-operating items	7,880	(1,277)	—	—	6,603
Intercompany interest income (expense)	1,755	(1,755)	—	—	—
Intercompany income (charges)	100,260	(99,904)	(356)	—	—

(Loss) Income Before Income Taxes and Earnings (Losses) from Consolidated Subsidiaries	(193,978)	(90,029)	(13,588)	—	(297,595)
Income tax (benefit) expense	(74,417)	101,493	(4,753)	—	22,323
(Deficit) equity in earnings of consolidated subsidiaries, net of taxes	(200,357)	(5,446)	—	205,803	—

Net (Loss) Income	$(319,918)	$(196,968)	$(8,835)	$205,803	$(319,918)

Comprehensive (Loss) Income	$(344,393)	$(201,018)	$(19,003)	$220,021	$(344,393)

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS AND

COMPREHENSIVE (LOSS) INCOME

YEAR ENDED DECEMBER 28, 2014

(In thousands of dollars)

	Parent (Tribune Media Company)	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Tribune Media Company Consolidated
Operating Revenues	$—	$1,935,338	$30,140	$(16,119)	$1,949,359

Programming and direct operating expenses	—	768,397	13,676	(6,644)	775,429
Selling, general and administrative	73,685	502,134	17,930	(9,475)	584,274
Depreciation and amortization	2,162	271,953	14,359	—	288,474

Total Operating Expenses	75,847	1,542,484	45,965	(16,119)	1,648,177

Operating (Loss) Profit	(75,847)	392,854	(15,825)	—	301,182

Income on equity investments, net	—	236,713	—	—	236,713
Interest and dividend income	961	250	157	—	1,368
Interest expense	(155,227)	(1,442)	(1,197)	—	(157,866)
Gain on investment transaction, net	—	372,485	—	—	372,485
Other non-operating items	(8,563)	(3,537)	28	—	(12,072)
Intercompany interest income (expense)	1,760	(1,760)	—	—	—
Intercompany income (charges)	80,851	(81,328)	477	—	—

(Loss) Income from Continuing Operations Before Income Taxes and Earnings (Losses) from Consolidated Subsidiaries	(156,065)	914,235	(16,360)	—	741,810
Income tax (benefit) expense	(55,573)	342,659	(8,387)	—	278,699
Equity (deficit) in earnings of consolidated subsidiaries, net of taxes	577,155	(6,653)	—	(570,502)	—

Income (Loss) from Continuing Operations	476,663	564,923	(7,973)	(570,502)	463,111
Income from Discontinued Operations, net of taxes	—	—	13,552	—	13,552

Net Income (Loss)	$476,663	$564,923	$5,579	$(570,502)	$476,663

Comprehensive Income (Loss)	$291,527	$562,558	$5,191	$(567,749)	$291,527

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS AND

COMPREHENSIVE (LOSS) INCOME

YEAR ENDED DECEMBER 29, 2013

(In thousands of dollars)

	Parent (Tribune Media Company)	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Tribune Media Company Consolidated
Operating Revenues	$—	$1,140,243	$7,236	$(239)	$1,147,240

Programming and direct operating expenses	—	478,022	2,127	—	480,149
Selling, general and administrative	38,501	271,186	2,699	(239)	312,147
Depreciation and amortization	427	154,122	1,355	—	155,904

Total Operating Expenses	38,928	903,330	6,181	(239)	948,200

Operating (Loss) Profit	(38,928)	236,913	1,055	—	199,040

Income on equity investments, net	—	145,241	—	—	145,241
Interest and dividend income	410	2	1	—	413
Interest expense	(38,655)	(479)	—	—	(39,134)
Gain on investment transaction, net	—	150	—	—	150
Other non-operating items	(51,570)	1,226	3,541	—	(46,803)
Intercompany income (charges)	20,814	(21,594)	780	—	—

(Loss) Income from Continuing Operations Before Income Taxes and Earnings (Losses) from Consolidated Subsidiaries	(107,929)	361,459	5,377	—	258,907
Income tax (benefit) expense	(35,306)	128,035	3,236	—	95,965
Equity (deficit) in earnings of consolidated subsidiaries, net of taxes	314,178	(531)	—	(313,647)	—

Income (Loss) from Continuing Operations	241,555	232,893	2,141	(313,647)	162,942
Income from Discontinued Operations, net of taxes	—	—	78,613	—	78,613

Net Income (Loss)	$241,555	$232,893	$80,754	$(313,647)	$241,555

Comprehensive Income (Loss)	$382,240	$232,935	$80,497	$(313,432)	$382,240

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEETS

AS OF DECEMBER 31, 2015

(In thousands of dollars)

	Parent (Tribune Media Company)	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Tribune Media Company Consolidated
Assets
Current Assets
Cash and cash equivalents	$235,508	$13,054	$14,082	$—	$262,644
Restricted cash and cash equivalents	17,595	—	—	—	17,595
Accounts receivable, net	672	452,722	13,234	—	466,628
Broadcast rights	—	157,538	2,702	—	160,240
Income taxes receivable	—	42,816	22	—	42,838
Prepaid expenses	16,747	44,817	1,773	—	63,337
Other	4,494	3,818	351	—	8,663

Total current assets	275,016	714,765	32,164	—	1,021,945

Properties
Property, plant and equipment	47,909	662,094	108,655	—	818,658
Accumulated depreciation	(10,607)	(144,089)	(6,105)	—	(160,801)

Net properties	37,302	518,005	102,550	—	657,857

Investments in subsidiaries	10,374,921	104,432	—	(10,479,353)	—

Other Assets
Broadcast rights	—	203,376	46	—	203,422
Goodwill	—	3,508,718	53,094	—	3,561,812
Other intangible assets, net	—	2,091,010	149,189	—	2,240,199
Assets held for sale	—	206,422	—	—	206,422
Investments	18,276	1,659,029	15,395	—	1,692,700
Intercompany receivables	1,560,781	4,265,957	331,873	(6,158,611)	—
Intercompany loan receivable	27,000	—	—	(27,000)	—
Other	239,046	117,124	5,310	(187,302)	174,178

Total other assets	1,845,103	12,051,636	554,907	(6,372,913)	8,078,733

Total Assets	$12,532,342	$13,388,838	$689,621	$(16,852,266)	$9,758,535

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEETS

AS OF DECEMBER 31, 2015

(In thousands of dollars)

	Parent (Tribune Media Company)	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Tribune Media Company Consolidated
Liabilities and Shareholders’ Equity (Deficit)
Current Liabilities
Accounts payable	$29,587	$24,153	$6,654	$—	$60,394
Debt due within one year	22,443	—	4,036	—	26,479
Income taxes payable	—	2,700	758	—	3,458
Contracts payable for broadcast rights	—	233,660	3,016	—	236,676
Deferred revenue	—	39,654	5,067	—	44,721
Interest payable	33,826	—	2	—	33,828
Other	44,615	91,384	5,862	—	141,861

Total current liabilities	130,471	391,551	25,395	—	547,417

Non-Current Liabilities
Long-term debt	3,437,713	—	14,831	—	3,452,544
Intercompany loan payable	—	27,000	—	(27,000)	—
Deferred income taxes	—	994,083	177,251	(187,302)	984,032
Contracts payable for broadcast rights	—	385,052	55	—	385,107
Contract intangible liability, net	—	13,772	—	—	13,772
Intercompany payables	4,652,289	1,397,981	108,341	(6,158,611)	—
Other	485,671	55,779	2,491	—	543,941

Total non-current liabilities	8,575,673	2,873,667	302,969	(6,372,913)	5,379,396

Total liabilities	8,706,144	3,265,218	328,364	(6,372,913)	5,926,813

Shareholders’ Equity (Deficit)
Common Stock	100	—	—	—	100
Treasury Stock	(400,153)	—	—	—	(400,153)
Additional paid-in-capital	4,619,618	9,529,071	288,814	(9,817,885)	4,619,618
Retained (deficit) earnings	(322,351)	600,853	77,498	(678,351)	(322,351)
Accumulated other comprehensive (loss) income	(71,016)	(6,304)	(10,579)	16,883	(71,016)

Total Tribune Media Company shareholders’ equity (deficit)	3,826,198	10,123,620	355,733	(10,479,353)	3,826,198

Noncontrolling interests	—	—	5,524	—	5,524

Total shareholders’ equity (deficit)	3,826,198	10,123,620	361,257	(10,479,353)	3,831,722

Total Liabilities and Shareholders’ Equity (Deficit)	$12,532,342	$13,388,838	$689,621	$(16,852,266)	$9,758,535

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEETS

AS OF DECEMBER 28, 2014

(In thousands of dollars)

	Parent (Tribune Media Company)	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Tribune Media Company Consolidated
Assets
Current Assets
Cash and cash equivalents	$1,433,388	$12,204	$9,591	$—	$1,455,183
Restricted cash and cash equivalents	17,600	—	—	—	17,600
Accounts receivable, net	7,073	426,574	7,075	—	440,722
Broadcast rights	—	144,619	2,804	—	147,423
Income taxes receivable	—	4,891	1,521	(1,481)	4,931
Deferred income taxes	8,546	21,096	33	—	29,675
Prepaid expenses	15,593	9,435	1,272	—	26,300
Other	4,048	34,869	72	—	38,989

Total current assets	1,486,248	653,688	22,368	(1,481)	2,160,823

Properties
Property, plant and equipment	24,699	830,942	97,797	—	953,438
Accumulated depreciation	(3,636)	(95,692)	(3,513)	—	(102,841)

Net properties	21,063	735,250	94,284	—	850,597

Investments in subsidiaries	10,512,753	87,963	—	(10,600,716)	—

Other Assets
Broadcast rights	—	156,949	65	—	157,014
Goodwill	—	3,889,609	28,527	—	3,918,136
Other intangible assets, net	—	2,270,955	126,839	—	2,397,794
Assets held for sale	—	5,645	—	—	5,645
Investments	8,958	1,695,289	12,945	—	1,717,192
Intercompany receivables	979,345	3,578,837	477,242	(5,035,424)	—
Intercompany loan receivable	27,000	—	—	(27,000)	—
Other	261,229	108,936	7,625	(188,536)	189,254

Total other assets	1,276,532	11,706,220	653,243	(5,250,960)	8,385,035

Total Assets	$13,296,596	$13,183,121	$769,895	$(15,853,157)	$11,396,455

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEETS

AS OF DECEMBER 28, 2014

(In thousands of dollars)

	Parent (Tribune Media Company)	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Tribune Media Company Consolidated
Liabilities and Shareholders’ Equity (Deficit)
Current Liabilities
Accounts payable	$36,123	$39,680	$1,492	$—	$77,295
Debt due within one year	—	54	4,034	—	4,088
Income taxes payable	—	254,051	—	(1,481)	252,570
Contracts payable for broadcast rights	—	172,133	6,552	—	178,685
Deferred revenue	—	30,442	3,910	—	34,352
Interest payable	12,155	—	83	—	12,238
Other	47,288	68,067	9,597	—	124,952

Total current liabilities	95,566	564,427	25,668	(1,481)	684,180

Non-Current Liabilities
Long-term debt	3,471,017	—	19,880	—	3,490,897
Intercompany loan payable	—	27,000	—	(27,000)	—
Deferred income taxes	—	1,050,751	293,999	(188,536)	1,156,214
Contracts payable for broadcast rights	—	279,662	157	—	279,819
Contract intangible liability, net	—	34,425	—	—	34,425
Intercompany payables	4,022,344	887,352	125,728	(5,035,424)	—
Other	512,238	39,679	3,572	—	555,489

Total non-current liabilities	8,005,599	2,318,869	443,336	(5,250,960)	5,516,844

Total liabilities	8,101,165	2,883,296	469,004	(5,252,441)	6,201,024

Shareholders’ Equity (Deficit)
Common Stock	98	—	—	—	98
Treasury Stock	(67,814)	—	—	—	(67,814)
Additional paid-in-capital	4,591,470	9,504,260	215,621	(9,719,881)	4,591,470
Retained earnings (deficit)	718,218	797,819	85,680	(883,499)	718,218
Accumulated other comprehensive (loss) income	(46,541)	(2,254)	(410)	2,664	(46,541)

Total shareholders’ equity (deficit)	5,195,431	10,299,825	300,891	(10,600,716)	5,195,431

Total Liabilities and Shareholders’ Equity (Deficit)	$13,296,596	$13,183,121	$769,895	$(15,853,157)	$11,396,455

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

(In thousands of dollars)

	Parent (Tribune Media Company)	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Tribune Media Company Consolidated
Net cash (used in) provided by operating activities	$(47,422)	$190,327	$(116,961)	$—	$25,944

Investing Activities
Capital expenditures	(20,775)	(64,318)	(3,991)	—	(89,084)
Acquisitions, net of cash acquired	—	(5,109)	(69,850)	—	(74,959)
Transfers from restricted cash	—	1,112	—	—	1,112
Investments	(15,000)	(542)	(7,500)	—	(23,042)
Distributions from equity investments	—	10,328	—	—	10,328
Proceeds from sales of investments	103	36,579	8,300	—	44,982
Proceeds from sales of real estate	—	4,930	—	—	4,930

Net cash used in investing activities	(35,672)	(17,020)	(73,041)	—	(125,733)

Financing Activities
Long-term borrowings	1,100,000	—	—	—	1,100,000
Repayments of long-term debt	(1,110,159)	(54)	(4,049)	—	(1,114,262)
Long-term debt issuance costs	(20,202)	—	—	—	(20,202)
Payment of dividends	(719,919)	—	—	—	(719,919)
Settlements of contingent consideration, net	—	4,088	(2,914)	—	1,174
Common stock repurchases	(339,942)	—	—	—	(339,942)
Change in excess tax benefits from stock-based awards	(868)	—	—	—	(868)
Tax withholdings related to net share settlements of share-based awards	(4,421)	—	—	—	(4,421)
Proceeds from stock option exercises	166	—	—	—	166
Contributions from noncontrolling interests	—	—	5,524	—	5,524
Change in intercompany receivables and payables	(19,441)	(176,491)	195,932	—	—

Net cash (used in) provided by financing activities	(1,114,786)	(172,457)	194,493	—	(1,092,750)

Net (Decrease) Increase in Cash and Cash Equivalents	(1,197,880)	850	4,491	—	(1,192,539)
Cash and cash equivalents, beginning of year	1,433,388	12,204	9,591	—	1,455,183

Cash and cash equivalents, end of year	$235,508	$13,054	$14,082	$—	$262,644

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 28, 2014

(In thousands of dollars)

	Parent (Tribune Media Company)	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Tribune Media Company Consolidated
Net cash provided by (used in) operating activities	$144,792	$399,228	$87,998	$(253,563)	$378,455

Investing Activities
Capital expenditures	(33,485)	(48,793)	(7,160)	—	(89,438)
Acquisitions, net of cash acquired	(157,814)	(68,537)	(53,482)	—	(279,833)
Decrease in restricted cash related to acquisition of Local TV	—	201,922	—	—	201,922
Transfers to restricted cash	—	(1,109)	—	—	(1,109)
Investments	—	(830)	(1,500)	—	(2,330)
Distributions from equity investments	—	180,521	—	—	180,521
Intercompany dividends	21,437	—	—	(21,437)	—
Proceeds from sales of investments	103	659,292	—	—	659,395
Proceeds from sales of real estate	—	49,870	—	—	49,870

Net cash (used in) provided by investing activities	(169,759)	972,336	(62,142)	(21,437)	718,998

Financing Activities
Long-term borrowings related to Publishing Spin-off	—	—	346,500	—	346,500
Repayments of long-term debt	(293,865)	(2,383)	(3,037)	—	(299,285)
Repayment of Senior Toggle Notes	—	(172,237)	—	—	(172,237)
Long-term debt issuance costs related to Publishing Spin-off	—	—	(10,179)	—	(10,179)
Common stock repurchases	(60,211)	—	—	—	(60,211)
Cash and restricted cash distributed to Tribune Publishing	—	—	(86,530)	—	(86,530)
Change in excess tax benefits from stock-based awards	868	—	—	—	868
Tax withholdings related to net share settlements of share-based awards	(3,201)	—	—	—	(3,201)
Proceeds from stock option exercises	1,308	—	—	—	1,308
Intercompany dividends	—	—	(275,000)	275,000	—
Change in intercompany receivables and payables	1,258,014	(1,256,528)	(1,486)	—	—

Net cash provided by (used in) financing activities	902,913	(1,431,148)	(29,732)	275,000	(282,967)

Net Increase (Decrease) in Cash and Cash Equivalents	877,946	(59,584)	(3,876)	—	814,486
Cash and cash equivalents, beginning of year	555,442	71,788	13,467	—	640,697

Cash and cash equivalents, end of year	$1,433,388	$12,204	$9,591	$—	$1,455,183

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 29, 2013

(In thousands of dollars)

	Parent (Tribune Media Company)	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Tribune Media Company Consolidated
Net cash (used in) provided by operating activities	$(119,522)	$383,994	$95,099	$—	$359,571

Investing Activities
Capital expenditures	(30,340)	(23,424)	(17,105)	—	(70,869)
Acquisitions, net of cash acquired	—	(2,523,410)	(27,000)	—	(2,550,410)
Increase in restricted cash related to acquisition of Local TV	—	(201,922)	—	—	(201,922)
Intercompany notes issuance	(27,000)	—	—	27,000	—
Investments	(275)	(2,373)	(169)	—	(2,817)
Distributions from equity investments	—	53,871	—	—	53,871
Proceeds from sales of investments	2,074	—	100	—	2,174
Proceeds from sales of real estate	—	10,739	—	—	10,739

Net cash (used in) provided by investing activities	(55,541)	(2,686,519)	(44,174)	27,000	(2,759,234)

Financing Activities
Long-term borrowings	3,763,567	—	26,933	—	3,790,500
Repayments of long-term debt	(1,100,000)	(2,234)	—	—	(1,102,234)
Long-term debt issuance costs	(78,480)	—	—	—	(78,480)
Intercompany notes borrowing	—	27,000	—	(27,000)	—
Change in intercompany receivables and payables	(2,264,883)	2,346,758	(81,875)	—	—

Net cash provided by (used in) financing activities	320,204	2,371,524	(54,942)	(27,000)	2,609,786

Net Increase (Decrease) in Cash and Cash Equivalents	145,141	68,999	(4,017)	—	210,123
Cash and cash equivalents, beginning of year	410,301	2,789	17,484	—	430,574

Cash and cash equivalents, end of year	$555,442	$71,788	$13,467	$—	$640,697

Television Food Network, G.P.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management Committee of

Television Food Network, G.P.

Knoxville, Tennessee

We have audited the accompanying consolidated balance sheets of Television Food Network, G.P. (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of income and comprehensive income, partners’ equity, and cash flows for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 7 to the consolidated financial statements, the accompanying financial statements include portions of certain revenue and expense transactions with affiliated companies, including allocations made from corporate functions, and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company.

The accompanying consolidated financial statements for the year ended December 31, 2015 have been prepared assuming that the Company will continue beyond the contractual expiration of the partnership. As discussed in Note 1 to the financial statements, the Company is operated and organized under the terms of a general partnership agreement that specifies a dissolution date of December 31, 2016. If the partnership agreement is not extended or if the partnership is not reconstituted, the Company will be required to limit its activities to winding up, settling debts, liquidating assets and distributing proceeds to the partners in proportion to their partnership interests, which creates substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio

February 29, 2016

TELEVISION FOOD NETWORK, G.P.

CONSOLIDATED BALANCE SHEETS

(in thousands)

	As of December 31,
	2015	2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$—	$—
Accounts receivable (less allowances—2015, $4,761; 2014, $1,143)	279,417	253,545
Receivable due from related party	285,490	303,257
Programs and program licenses	183,149	151,006
Other current assets	2,369	956

Total current assets	750,425	708,764

INVESTMENTS	16,632	16,611

GOODWILL AND OTHER INTANGIBLE ASSETS:
Goodwill	10,235	10,235
Other intangible assets, net	1,118	1,186

Total goodwill and other intangible assets, net	11,353	11,421

OTHER ASSETS:
Programs and program licenses (less current portion)	141,365	117,205
Other non-current assets	4,163	11,567

Total other assets	145,528	128,772

TOTAL ASSETS	$923,938	$865,568

LIABILITIES AND PARTNERS’ EQUITY
CURRENT LIABILITIES:
Accounts and program rights payables	$29,461	$21,789
Unearned revenue	31,373	16,366
Other accrued liabilities	26,507	25,102

Total current liabilities	87,341	63,257
DEFERRED INCOME TAXES	541	619

TOTAL LIABILITIES	87,882	63,876

COMMITMENTS AND CONTINGENCIES (Note 6)
PARTNERS’ EQUITY:
Partners’ capital	839,546	802,427
Foreign currency translation adjustment	(3,490)	(735)

Total partners’ equity	836,056	801,692

TOTAL LIABILITIES AND PARTNERS’ EQUITY	$923,938	$865,568

See notes to consolidated financial statements.

TELEVISION FOOD NETWORK, G.P.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in thousands)

	For the years ended December 31,
	2015	2014	2013
Operating revenues	$1,099,307	$1,070,671	$1,031,320

COSTS AND EXPENSES:
Costs of services	288,638	273,377	245,963
Selling, general and administrative	261,683	262,750	264,100
Amortization of intangible assets	67	67	315

Total costs and expenses	550,388	536,194	510,378

OPERATING INCOME	548,919	534,477	520,942

OTHER CREDITS (CHARGES):
Equity in earnings of affiliates	15,923	17,345	21,797
Miscellaneous, net	(505)	645	(202)

Net other credits (charges)	15,418	17,990	21,595

Income before unincorporated business taxes	564,337	552,467	542,537

Unincorporated business taxes	2,680	3,409	31,302

NET INCOME	561,657	549,058	511,235

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(2,755)	(1,559)	(1,360)

COMPREHENSIVE INCOME	$558,902	$547,499	$509,875

See notes to consolidated financial statements.

TELEVISION FOOD NETWORK, G.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the years ended December 31,
	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$561,657	$549,058	$511,235
Adjustments to reconcile net income to net cash flows from operating activities:
Program amortization	262,848	243,772	218,302
Amortization of intangible assets	67	67	315
Equity in earnings of affiliates	(15,923)	(17,345)	(21,797)
Amortization of network distribution costs	6,841	4,396	6,425
Program payments	(311,769)	(249,276)	(219,059)
Dividends received from joint ventures, net of withholding tax paid	13,147	17,996	17,983
Changes in assets and liabilities:
Accounts receivable	(24,119)	7,029	(3,800)
Accounts payable	292	(131)	487
Other assets and liabilities	13,730	(32,259)	22,853

Cash provided by (used in) operating activities	506,771	523,307	532,944

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease (increase) in receivable due from related party	17,767	81,048	(56,835)
Other, net	—	508	(613)

Cash provided by (used in) investing activities	17,767	81,556	(57,448)

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contributions	—	—	16,990
Capital distributions	(524,538)	(604,873)	(492,476)

Cash provided by (used in) financing activities	(524,538)	(604,873)	(475,486)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	—	(10)	10
CASH AND CASH EQUIVALENTS:
Beginning of period	—	10	—

End of period	$—	$—	$10

See notes to consolidated financial statements.

TELEVISION FOOD NETWORK, G.P.

CONSOLIDATED STATEMENTS OF PARTNERS’ EQUITY

(in thousands)

	Managing Partner	Class A Partners	Class B Partners	Foreign Currency Translation Adjustment	Total Partners’ Equity
Partners’ equity at December 31, 2012	$112,529	$372,419	$337,545	$2,184	$8 24,677
Net income	51,124	306,741	153,370	—	511,235
Foreign currency translation adjustment	—	—	—	(1,360)	(1,360)
Capital contributions	—	16,990	—	—	16,990
Capital distributions	(49,248)	(295,485)	(147,743)	—	(492,476)

Partners’ equity at December 31, 2013	114,405	400,665	343,172	824	859,066
Net income	54,906	329,435	164,717	—	549,058
Foreign currency translation adjustment	—	—	—	(1,559)	(1,559)
Capital distributions	(60,487)	(362,924)	(181,462)	—	(604,873)

Partners’ equity at December 31, 2014	108,824	367,176	326,427	(735)	801,692
Net income	56,166	336,994	168,497	—	561,657
Foreign currency translation adjustment	—	—	—	(2,755)	(2,755)
Capital distributions	(52,454)	(314,723)	(157,361)	—	(524,538)

Partners’ equity at December 31, 2015	$112,536	$389,447	$337,563	$(3,490)	$836,056

See notes to consolidated financial statements.

TELEVISION FOOD NETWORK, G.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED

DECEMBER 31, 2015, 2014 AND 2013

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

As used in the Notes to Consolidated Financial Statements, the terms “we,” “our,” “us” or “Food Network” may, depending on the context, refer to the Television Food Network, G.P., or to its consolidated subsidiary company.

Management and Ownership Structure—Food Network is operated and organized under the terms of a general partnership (the “Partnership”). During 2014, the Partnership agreement was extended and specifies a dissolution date of December 31, 2016. If the term of the Partnership is not extended prior to that date, the agreement would permit Scripps Networks Interactive, Inc. (“SNI” or “Scripps Networks”), as the beneficial holder of approximately 80% of the applicable votes, to reconstitute the Partnership and continue its business. If for some reason the Partnership is not continued it will be required to limit its activities to winding up, settling debts, liquidating assets and distributing proceeds to the partners in proportion to their partnership interests. The managing general partner has a 10% “residual” interest in Food Network, that is, except for cash distributions intended to offset the tax liabilities associated with any allocated taxable income, it is entitled to cash distributions only after all loans from partners have been repaid and Class A partners have recovered their capital contributions.

In addition to the managing general partner, there are five Class A partnership units with a 60% residual interest and two Class B partners with a 30% undilutable residual interest. Each Class A partnership unit entitles the holder to one vote on the five-member management committee of Food Network. The managing general partner and the Class B partners are nonvoting partners except that in certain circumstances the managing general partner is allowed a vote in the case of a management committee deadlock. SNI, through its wholly-owned subsidiaries, owns four class A partnership units thereby controlling Food Network.

Class B partnership interests were allocated based upon the level of partners’ commitments to distribute Food Network programming. Each one-million-subscriber commitment translated into an approximate 1.86% residual interest.

For income tax purposes, Partnership profits are allocated first to offset previously allocated losses and then to the partners in proportion to their relative Partnership interests. Partnership losses are allocated first to offset previously allocated profits; second, to the extent of cumulative capital contributions; and finally, to Class A partners in proportion to their residual interests.

Nature of Operations—We operate two 24-hour television networks, Food Network and Cooking Channel, offering quality television, video, Internet and mobile entertainment and information focusing on food and entertaining. Our business is organized as a single reportable business segment. Programming for our networks is distributed by cable and satellite television systems. We earn revenue primarily from the sale of advertising time on national television networks and interactive platforms and from affiliate fees paid by providers that distribute our content.

Concentration Risks—Approximately 65.9% of our operating revenues are derived from advertising. Operating results can be affected by changes in the demand for such services both nationally and in individual markets.

The six largest cable television systems and the two largest direct broadcast satellite television systems in the U.S. provide service to more than 91.8% of homes receiving our networks. The loss of distribution of our networks by any of these cable or satellite television systems could adversely affect our business.

Principles of Consolidation—The consolidated financial statements include the accounts of Food Network and its wholly-owned subsidiary limited liability company after elimination of intercompany accounts and transactions. Investments in 20%-to-50%-owned companies and partnerships or companies and partnerships in which we exercise significant influence over the operating and financial policies are accounted for using the equity method. The results of companies acquired or disposed of are included in the consolidated financial statements from the effective date of acquisition or up to the date of disposal.

Use of Estimates—The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) requires us to make a variety of decisions that affect reported amounts and the related disclosures, including the selection of appropriate accounting principles that reflect the economic substance of the underlying transactions and the assumptions on which to base accounting estimates. In reaching such decisions, we apply judgment based on our understanding and analysis of the relevant circumstances, including our historical experience, actuarial studies and other assumptions.

Our consolidated financial statements include estimates, judgment, and assumptions used in accounting for asset impairments, equity method investments, revenue recognition, program assets, depreciation and amortization, pension plans, share-based compensation, income taxes, fair value measurements and contingencies.

While we re-evaluate our estimates and assumptions on an ongoing basis, actual results could differ from those estimated at the time consolidated financial statements were prepared.

Foreign Currency Translation—Food Network Canada (“Food Canada”), in which we hold a 29% interest, uses their local currency as the functional currency. Assets and liabilities of such international subsidiaries are translated using end-of-period exchange rates while results of operations are translated based on the average exchange rates throughout the year. The effects of translating the financial position and results of operations of local functional currency operations into U.S. dollars are included as accumulated comprehensive income (loss) in Partners’ equity.

Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency using end-of-period exchange rates. Gains or losses resulting from such remeasurement are recorded in income. Foreign exchange gains and losses are included within miscellaneous, net in the consolidated statements of income and comprehensive income.

Revenue Recognition

Revenue is recognized when persuasive evidence of a sales arrangement exists, delivery occurs or services are rendered, the sales price is fixed or determinable and collectability is reasonably assured. Revenue is reported net of our remittance of sales taxes, value added taxes and other taxes collected from our customers.

Our primary sources of revenue are from:

•	The sale of television, internet and mobile advertising.

•	Fees for programming services (“network affiliate fees”).

Revenue recognition policies for each source of revenue are described below.

Advertising—Advertising revenue is recognized, net of agency commissions, when advertisements are displayed. Internet and mobile advertising includes (i) fixed duration campaigns whereby a banner, text or other advertisement appears for a specified period of time for a fee; (ii) impression-based campaigns where the fee is based upon the number of times an advertisement appears in web pages viewed by a user; and (iii) click-through based campaigns where the fee is based upon the number of users who click on an advertisement and are directed to the advertiser’s website. Advertising revenue from fixed duration campaigns are recognized over the period in which the advertising appears. Internet and mobile advertising revenue that is based upon the number of impressions delivered or the number of click-throughs achieved is recognized as impressions are delivered or click-throughs occur.

Advertising contracts may guarantee the advertiser a minimum audience for the programs in which their advertisements are broadcast over the term of the advertising contracts. We provide the advertiser with additional advertising time if we do not deliver the guaranteed audience size. If we determine we have not delivered the guaranteed audience, an accrual for “make-good” advertisements is recorded as a reduction of revenue. The estimated make-good accrual is adjusted throughout the term of the advertising contracts.

Network Affiliate Fees—Cable and satellite television operators and telecommunication service providers generally pay a per-subscriber fee (“network affiliate fees”) for the right to distribute our programming under the terms of multi-year distribution contracts. Network affiliate fees are reported net of volume discounts earned by the distributors and incentive costs offered to system operators in exchange for initial multi-year distribution contracts. We recognize network affiliate fees as revenue over the term of the contracts, including any free periods. Network launch incentives are capitalized as assets upon launch of our programming on the cable or satellite television system and amortized against network affiliate fees based upon the ratio of each period’s revenue to expected total revenue over the term of the contracts.

Network affiliate fees due to us, net of applicable discounts, are reported to us by cable and satellite television operators. Such information is generally not received until after the close of the reporting period. Therefore, reported network affiliate fee revenues are based upon our estimates of the number of subscribers receiving our programming and the amount of volume-based discounts each cable and satellite television provider and telecommunication provider is entitled to receive. We subsequently adjust these estimated amounts based upon the actual amounts of network affiliate fees received. Such adjustments have not been significant.

Revenues associated with digital distribution arrangements are recognized when we transfer control and the rights to distribute the content to a customer.

Accounts Receivable—We extend credit to customers based upon our assessment of the customer’s financial condition. Collateral is generally not required from customers. Allowances for credit losses are generally based upon trends, economic conditions, review of aging categories and historical experience, and specific identification of customers at risk of default. Allowance for doubtful accounts receivable is as follows:

(in thousands)	Balance Beginning of Period	Additions for Bad Debt Expense	Deductions for Amounts Charged Off	Balance End of Period
Allowances for Doubtful Accounts Receivable Year Ended December 31:
2015	$1,143	$4,343	$725	$4,761
2014	2,429	1,054	2,340	1,143
2013	1,950	780	301	2,429

Investments—We have investments that are accounted for using the equity method of accounting. We use the equity method to account for our investments in equity securities if our investment gives us the ability to exercise significant influence over operating and financial policies of the investee. Under the equity method of accounting, investments are initially recorded at cost and subsequently increased or decreased to reflect our proportionate share of net earnings or losses of the equity method investees. Cash payments to equity method investees, such as additional investments, loans, advances and expenses incurred on behalf of investees, as well as dividends from equity method investees, are recorded as adjustments to the investment balances. The entire equity method investment is tested for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable.

We regularly review our investments to determine if there has been any other-than-temporary decline in values. These reviews require management judgments that often include estimating the outcome of future events and determining whether factors exist that indicate impairment has occurred. We evaluate, among other factors, the extent to which the investments carrying value exceeds fair value, the duration of the decline in fair value below carrying value and the current cash position, earnings and cash forecasts and near term prospects of the investee. The carrying value of an investment is adjusted when a decline in fair value below cost is determined to be other-than-temporary.

Goodwill—Goodwill represents the cost of acquiring partnership interests from Class B partners in excess of the net book value of the Class B partnership interests.

Goodwill is not amortized, but is reviewed for impairment at least annually. We perform our annual impairment review during the fourth quarter of each year. No impairment charges have been recorded on our goodwill balances.

Programs and Program Licenses—Programming is either produced by us or for us by independent production companies or licensed under agreements with independent producers.

Costs of programs produced include capitalizable direct costs, production overhead, development costs and acquired production costs. Production costs for programs produced are capitalized. Costs to produce live programming that are not expected to be rebroadcast are expensed as incurred. Program licenses generally have fixed terms, limit the number of times we can air the programs and require payments over the terms of the licenses. Licensed program assets and liabilities are recorded when programs become available for broadcast. Program licenses are not discounted for imputed interest. Program assets are amortized over the estimated useful lives of the programs based upon future cash flows and are included within cost of services in the consolidated statements of income and comprehensive income. The amortization of program assets generally results in an accelerated method over the estimated useful lives.

Estimated future cash flows can change based upon market acceptance, advertising and network affiliate fee rates, the number of subscribers receiving our networks and program usage. Accordingly, we periodically review revenue estimates and planned usage and revise our assumptions if necessary. If actual demand or market conditions are less favorable than projected, a write-down to net realizable value may be required. Development costs for programs that we have determined will not be produced are written off.

Deposits and the portion of the unamortized balance expected to be amortized within one year is classified as a current asset within programs and program licenses on the consolidated balance sheets.

Program rights liabilities payable within the next twelve months are classified as a current liability within program rights payable on the consolidated balance sheets. Non-current program rights liabilities are included in other non-current liabilities on the consolidated balance sheets. The carrying value of our program rights liabilities approximates fair value.

Impairment of Long-Lived Assets—Long-lived assets, primarily network distribution incentives and finite-lived intangible assets, are reviewed for impairment whenever events or circumstances indicate the carrying amounts of the assets may not be recoverable. Recoverability for long-lived assets is determined by comparing the forecasted undiscounted cash flows of the operation to which the assets relate to the carrying amount of the assets. If the undiscounted cash flows are less than the carrying amount of the assets, then we write down the carrying value of the assets to estimated fair values, which are primarily based upon forecasted discounted cash flows. Fair value of long-lived assets is determined based on a combination of discounted cash flows and market multiples.

Marketing and Advertising Costs—Marketing and advertising costs, which totaled $50,548 thousand in 2015, $53,035 thousand in 2014 and $47,130 thousand in 2013 and are reported within selling, general and administrative in the consolidated statements of income and comprehensive income, include costs incurred to promote our businesses and to attract traffic to our websites. Advertising production costs are deferred and expensed the first time the advertisement is shown. Other marketing and advertising costs are expensed as incurred.

Income Taxes—Food Network is organized as a general partnership. Accordingly, the Company is not subject to federal and state income taxes as the respective partners are responsible for income taxes applicable to their share of the taxable income of Food Network. However, the Company is subject to a 4.0% New York City unincorporated business tax (“UBT”).

We account for UBT using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax basis by applying statutory tax rates. The measurement of deferred tax assets is reduced by a valuation allowance if, based upon available evidence, it is more likely than not, that some or all of the deferred tax asset will not be realized.

Financial Instruments and Risk Management Contracts—Financial instruments consist of cash, accounts receivable, accounts payable, must-carry rights payable and program rights liabilities. The carrying amounts of these financial instruments approximate their fair value. We held no derivative financial instruments in 2015, 2014, and 2013.

Recently Issued Accounting Standards Update—In May 2014, the FASB issued ASC 606, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASC will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new ASC is effective for us on January 1, 2017. Early application is not permitted. The ASC permits the use of either the retrospective or cumulative effect transition method. We are currently evaluating the new guidance to determine the impact it will have on our consolidated financial statements and related disclosures.

In November 2015, the FASB issued new accounting guidance related to the classification of deferred taxes, Balance Sheet Classification of Deferred Taxes, which requires that an entity classify deferred tax liabilities and assets as non-current amounts. The guidance requires that entities within a particular tax jurisdiction offset all deferred tax liabilities and assets, as well as any related valuation allowances, and present the amounts as a single non-current amount. The update is effective for us in 2016 and requires retrospective application at the time of implementation. The adoption of the update is not expected to have a material effect on our consolidated financial statements.

Going Concern—The Partnership is set to expire on December 31, 2016. If the term of the Partnership is not extended prior to that date, the Partnership agreement permits SNI, as holder of 80% of the applicable votes, to reconstitute the Partnership and continue its business. If for some reason the Partnership is not continued, activities will be limited to winding up, settling debts, liquidating assets and distributing proceeds to the partners in proportion to their partnership interests.

Subsequent Events—No material subsequent events have occurred since December 31, 2015 that should be recorded or disclosed in the consolidated financial statements.

2.	EQUITY METHOD INVESTMENTS

(in thousands)
Balance as of December 31, 2013	$19,328
Equity in earnings of affiliates	17,345
Dividends received from joint ventures, net of withholding tax paid	(18,504)
Foreign currency translation adjustment	(1,558)

Balance as of December 31, 2014	16,611
Equity in earnings of affiliates	15,923
Dividends received from joint ventures, net of withholding tax paid	(13,147)
Foreign currency translation adjustment	(2,755)

Balance as of December 31, 2015	$16,632

Investments accounted for using the equity method include the Company’s investments in Food Canada (29% owned) and Food Network Magazine JV (50% owned). We regularly review our investments to determine if there have been any other-than-temporary declines in value. These reviews require management judgments that often include estimating the outcome of future events and determining whether factors exist that indicate impairment has occurred. We evaluate among other factors, the extent to which the investment’s carrying value exceed fair value, the duration of the decline in fair value below carrying value, and the current cash position, earnings and cash forecasts and near term prospects of the investee. No impairments were recognized on any of our equity method investments in 2015, 2014 or 2013.

3.	PROGRAMS AND PROGRAM LICENSES

Programs and program licenses consisted of the following:

(in thousands)	As of December 31,
	2015	2014
Cost of programs available for broadcast	$932,841	$849,055
Accumulated amortization	668,939	614,095

Total	263,902	234,960
Progress payments on programs not yet available for broadcast	60,612	33,251

Total programs and program licenses	$324,514	$268,211

In addition to the programs owned or licensed by us included in the table above, we have commitments to license certain programming that is not yet available for broadcast. These contracts may require progress payments or deposits prior to the program becoming available for broadcast. Remaining obligations under contracts to purchase or license programs not yet available for broadcast totaled approximately $74,841 thousand at December 31, 2015. If the programs are not produced, our commitment to license would generally expire without obligation.

Programs and program license expense, which consist of program amortization and program impairments, is included within costs of services in our consolidated statements of income and comprehensive income. Program impairments totaled $21,132 thousand in 2015, $20,371 thousand in 2014 and $15,226 thousand in 2013.

Estimated amortization of recorded program assets and program commitments for each of the next five years is as follows:

(in thousands)	Programs Available for Broadcast	Programs Not Yet Available for Broadcast	Total
2016	$152,080	$69,927	$222,007
2017	70,374	31,839	102,213
2018	31,929	16,944	48,873
2019	9,519	13,658	23,177
2020	—	3,085	3,085

Total	$263,902	$135,453	$399,355

Actual amortization in each of the next five years will exceed the amounts presented above as we will continue to produce or license additional programs.

4.	OTHER INTANGIBLE ASSETS

Other intangible assets consisted of the following:

(in thousands)	As of December 31,
	2015	2014
Acquired rights	$1,668	$1,669
Accumulated amortization	(550)	(483)

Total other intangible assets, net	$1,118	$1,186

Separately acquired intangible assets reflect the acquisition of certain rights that will expand our opportunity to earn future revenues.

Estimated amortization expense for intangible assets for the next five years is expected to be $63 thousand for years 2016-2020 and $803 thousand in later years.

5.	UNINCORPORATED BUSINESS TAXES

We have provided for UBT taxes in accordance with the applicable New York City regulations. Our UBT expenses consisted of the following:

(in thousands)	For the years ended December 31,
	2015	2014	2013
Current tax expense	$2,862	$3,354	$31,063
Deferred tax (benefit) expense	(182)	55	239

Total UBT expense	$2,680	$3,409	$31,302

In 2013, the New York City Department of Finance completed an audit of our Unincorporated Business Tax Returns for the years 2003 through 2005 and we reached agreement on adjustments that increased the amount of Unincorporated Business Taxable Income (“UBTI”) apportioned to operations in New York City. Upon settling this audit, SNI also filed amended Unincorporated Business Tax returns for the Partnership for the years 2006 through 2011, and filed a 2012 Unincorporated Business Tax return for the Partnership that reflected the settlement items agreed to from the audit. Accordingly, our UBT expense amount in 2013 reflects approximately $28,000 thousand of additional taxes and interest for the tax years 2003-2012.

In 2015, the New York City Department of Finance completed an audit of our Unincorporated Business Tax Returns for the years 2006 through 2011 and we reached agreement on adjustments that increased the amount of Unincorporated Business Taxable Income (“UBTI”) apportioned to operations in New York City. Accordingly, our UBT expense amount in 2015 reflects approximately $423 thousand of additional taxes for the tax years 2006-2011.

The approximate effect of the temporary differences giving rise to deferred tax liabilities (assets) were as follows:

(in thousands)	As of December 31,
	2015	2014
Deferred tax assets:
Unearned revenue	$(121)	$(66)
Other temporary differences	(207)	(158)

	(328)	(224)

Deferred tax liabilities:
Programs and program licenses	469	582
Other temporary differences	72	37

	541	619

Net deferred tax liability	$213	$395

As of December 31, 2015 and 2014, we do not believe we have any uncertain tax positions that would require either recognition or disclosure in the accompanying consolidated financial statements. Our New York City unincorporated business taxes remain subject to examination for tax years 2012 and forward.

6.	COMMITMENTS AND CONTINGENCIES

We are involved in litigation arising in the ordinary course of business, none of which is expected to result in material loss.

In the ordinary course of business, Food Network enters into long-term contracts to lease office space and equipment, to secure on-air talent, to obtain satellite transmission of network programming, and to purchase other goods and services. Minimum payments for such non-cancellable services as of December 31, 2015, are expected to be as follows:

(in thousands)	Rent Commitments	Talent Contract Commitments
2016	$10,351	$10,436
2017	10,682	10,525
2018	10,896	6,530
2019	11,114	—
2020	11,336	—
Later years	10,102	—

Total	$64,481	$27,491

Rental expense for cancelable and non-cancelable leases was $8,386 thousand in 2015, $8,631 thousand in 2014 and $8,439 thousand in 2013.

We also share leased facilities and other services with other SNI cable and satellite television programming services. Our share of the costs for such services is included in the allocated charge from SNI (See Note 7).

7.	RELATED PARTY TRANSACTIONS

SNI manages our daily flow of cash. We also participate in SNI’s controlled disbursement system. The bank sends SNI daily notifications of checks presented for payment, and SNI transfers funds from other sources to cover the checks. Our cash balance held by SNI is reduced as checks are issued. We receive interest income on positive cash balances, and are charged interest expense on negative cash balances. In determining whether we are to receive interest or to be charged interest, the balance is reduced by our share of the net book value of shared property and equipment.

Positive cash account balances due from SNI are reported as receivable due from related party in our consolidated balance sheets. The receivable due from SNI was $285,490 thousand at December 31, 2015 and $303,257 thousand at December 31, 2014, which earns interest at money market rates.

Food Network is also subject to the terms and conditions of variable rate credit agreements with each partner. Our variable rate credit agreement with SNI permits aggregate borrowings up to $150,000 thousand and our variable rate credit agreement with Tribune Company permits aggregate borrowings up to $12,500 thousand. Interest on each agreement is charged at the prime rate plus two percent. There were no outstanding borrowings under these agreements at December 31, 2015 and 2014.

Net interest income from positive cash balances was $182 thousand in 2015, $151 thousand in 2014 and $180 thousand in 2013.

We are party to an agreement with Shaw Media Inc. that provides us a 29% ownership interest in Food Canada. Pursuant to the terms of the agreement, we grant Food Canada an exclusive right to use the Food Network trademark and provide Food Canada with Food Network programming. Revenue recognized from the licensing of the Food Network trademark was $1,218 thousand in 2015, $693 thousand in 2014 and $365 thousand in 2013. Revenues from program sales to Food Canada were $5,645 thousand in 2015, $2,284 thousand in 2014 and $1,707 thousand in 2013.

We may provide Food Network programming to other Scripps Networks cable networks or companies controlled by SNI. Revenue recognized from the programming provided to other Scripps Networks cable networks or SNI controlled entities totaled $11,659 thousand in 2015, $6,808 thousand in 2014 and $5,613 thousand in 2013.

We also may generate revenue from the sale of broadcast and internet advertising to companies controlled by SNI. Advertising revenues generated from SNI’s controlled entities totaled $136 thousand in 2015, $1,114 thousand in 2014 and $922 thousand in 2013.

We may purchase advertising units from the other cable networks controlled by Scripps Networks and use the additional spots to satisfy “make good” audience deficiency accruals we have recorded in our consolidated financial statements. Consideration paid to Scripps Networks affiliated entities for these advertising spots totaled approximately $0 in 2015, $5 thousand in 2014 and $8,502 thousand in 2013.

Marketing and promotion costs incurred with businesses controlled by Scripps Networks totaled approximately $3,549 thousand in 2015, $3,616 thousand in 2014 and $11,943 thousand in 2013.

Scripps Networks provides services covering affiliates sales, advertising sales, transmission and quality control, information technology functions, and other corporate functions related to executive management, corporate finance and accounting, legal, tax and human resources. Services provided by Scripps Networks for affiliate sales includes marketing, such as advertising campaigns, programming promotion, targeted sales presentations and managing tradeshow strategies and talent appearances; negotiating agreements with existing and new affiliates; billing and collection services; and providing channel affiliate reports. For advertising sales, Scripps Networks provides services that include selling television and internet advertising spots, advertising sales planning and marketing, rate card management services, sales positioning data, research support, related billing and collections and any necessary software and data services.

The total amount charged for these services is calculated by applying a Consumer Price Index escalator to the previous year’s allocated amount. These costs totaling $146,538 thousand in 2015, $144,089 thousand in 2014 and $141,959 thousand in 2013 are recorded within the selling, general and administrative caption in our consolidated statements of income and comprehensive income.

Scripps Networks may also negotiate affiliate agreements with cable and satellite television systems and telecommunication service providers on behalf of more than one, or all, of its networks in the aggregate, including our networks. The value of aggregate rights acquired from these providers are allocated to each network benefited based upon their relative fair values.

The Company has a retransmission consent compensation agreement (the “Retransmission Agreement”) with The E. W. Scripps Company (“EWS”) as a result of the spin-off from EWS in 2008. Members of the Scripps family who are parties to the Scripps Family Amended and Restated Agreement (the “Scripps Family Agreement”) hold a controlling interest in EWS, therefore EWS is a related party of the company. Under the Retransmission Agreement, Food Network made payments to EWS totaling $3,525 thousand in 2015, $8,684 thousand in 2014 and $8,332 thousand in 2013. These amounts are included in selling, general and administrative in the consolidated statements of income and comprehensive income.

Scripps Networks may incur costs that are attributable to one or all of their networks. Scripps Networks incurs the license fee costs on the contracts providing music rights for our programming. These costs are allocated to us using a percentage of revenues factor. While Food Network does not issue stock compensation to its employees, certain employees of Food Network participated in the SNI Amended Long-Term Incentive Plan. The cost of awards to Food Network employees are charged directly to Food Network. Substantially all Food Network employees received health, retirement and other benefits during 2015, 2014, and 2013 that were provided under SNI sponsored plans, including a defined benefit pension plan and a defined contribution plan. Health and life insurance costs are allocated based upon employee coverage elections and historical claims experience. Pension costs are allocated based upon past funding and an actuarial study of the covered employee groups. Benefits are based on the employees’ compensation and years of service. The funding of the plan is based on the requirements of the plan and applicable federal laws. Related to the defined contribution plan, a portion of the employees’ voluntary contributions were matched by SNI. The costs of the defined contribution plan are charged to us based upon those employee contributions.

Additional information related to costs charged to us from Scripps Networks is as follows:

(in thousands)	For the years ended December 31,
	2015	2014	2013
Music rights fees	2,381	2,262	2,250
Stock-based compensation costs	2,559	3,176	4,178
Health and life insurance	2,378	2,046	1,920
Defined benefit pension costs	324	451	745
Defined contribution costs	2,421	2,768	2,500
Other	6,843	6,259	5,526

* * * * * *

Tribune Media Company

Offer to Exchange

$1,100,000,000 Outstanding 5.875% Senior Notes due 2022

for

$1,100,000,000 Registered 5.875% Senior Notes due 2022

PROSPECTUS

APRIL 1, 2016